FRANCHISE DISCLOSURE DOCUMENT

FRANCHISOR
Handam Franchise Group, LLC
A Texas limited liability company
3200 Wilcrest Dr., Suite 275
Houston, Texas 77042
(281)968-8850
Dlee@AllStarFranchise.com
www.HandamBBQ.com

As a franchisee, you will operate a Restaurants offering Korean style barbecue served to customers over a smokeless grill for a customized experience under the mark "Handam BBQ."

The total investment necessary to begin operation of a single unit of Handam BBQ is from $922,000 to $1,238,500. This includes the initial franchise fee of $50,000 that must be paid to us as the franchisor. Please see Items 5 and 7 for additional details.

We may offer to enter into an area development agreement to establish and operate a certain number of Handam BBQ Restaurants at specific locations pursuant to individual franchise agreements. The area development fee will be equal to $15,000 multiplied by the number of Handam BBQ Restaurants to be developed under the area development agreement. The area development fee will then be credited, in increments of $10,000, toward the franchise fee owed for each Handam BBQ Restaurant developed. Your estimated initial investment will vary based on the number of Restaurants to be developed.

This Disclosure Document summarizes certain provisions of your franchise agreement and other information in plain English. Read this Disclosure Document and all accompanying agreements carefully. You must receive the Disclosure Document at least 14 calendar days before you sign a binding agreement with, or make any payment to the franchisor or an affiliate in connection with the proposed franchise sale. **Note, however, that no government agency has verified the information contained in this document.**

You may wish to receive your Disclosure Document in another format that is more convenient for you. To discuss the availability of disclosures in different formats, contact David Lee, Handam Franchise Group, LLC, 3200 Wilcrest Dr., Suite 275, Houston, Texas 77042, (281)968-8850, Dlee@AllStarFranchise.com.

The terms of your contract will govern your franchise relationship. Don't rely on the Disclosure Document alone to understand your contract. Read all of your contract carefully. Show your contract and this Disclosure Document to an advisor, like a lawyer or an accountant.

Buying a franchise is a complex investment. The information in this Disclosure Document can help you make up your mind. More information on franchising, such as "*A Consumer's Guide to Buying a Franchise*," which can help you understand how to use this Disclosure Document, is available from the Federal Trade Commission. You can contact the FTC at 1-877-FTC-HELP or by writing to the FTC at 600 Pennsylvania Avenue, NW, Washington, DC 20580. You can also visit the FTC's home page at *www.ftc.gov* for additional information. Call your state agency or visit your public library for other sources of information on franchising.

There may also be laws on franchising in your state. Ask your state agencies about them.

Issuance Date: October 10, 2021

REGISTRATION OF THIS FRANCHISE WITH THE STATE DOES NOT MEAN THAT THE STATE RECOMMENDS IT OR HAS VERIFIED THE INFORMATION IN THIS DISCLOSURE DOCUMENT. IF YOU LEARN THAT ANYTHING IN THIS DISCLOSURE DOCUMENT IS UNTRUE, CONTACT

THE FEDERAL TRADE COMMISSION AND THE STATE ADMINISTRATORS LISTED ON EXHIBIT 1.

HOW TO USE THIS FRANCHISE DISCLOSURE DOCUMENT

Here are some question you may be asking about buying a franchise and tips on how to find more information:

QUESTION	WHERE TO FIND INFORMATION
How much can I earn?	Item 19 may give you information about outlet sales, costs, profits, or losses. You should also try to obtain this information from others, like current and former franchisees. You can find their names and contact information in Item 20 or Exhibit 7.
How much will I need to invest?	Items 5 and 6 list fees you will be paying to the franchisor or at the franchisor's direction. Item 7 lists the initial investment to open. Item 8 describes the suppliers you must use.
Does the franchisor have the ability to provide support to my business?	Item 21 or Exhibit 8 includes financial statements. Review these statements carefully.
Is the franchise system stable, growing, or shrinking?	Item 21 summarizes the recent history of the number of company-owned and franchised outlets.
Will my business be the only Handam BBQ in my area?	Item 12 and the 'territory' provisions in the franchise agreement describe whether the franchisor and other franchisees can compete with you.
Does the franchisor have a troubled legal history?	Items 3 and 4 tell you whether the franchisor or its management have been involved in material litigation or bankruptcy proceedings.
What's it like to be a Handam BBQ franchisee?	Item 20 or Exhibit 6 lists current (Exhibit 7 lists former) franchisees. You can contact them to ask about their experiences.

What else should I know?	These questions are only a few things you should look for. Review all 23 items and all Exhibits in this disclosure document to better understand this franchise opportunity. See the table of contents.

WHAT YOU NEED TO KNOW ABOUT FRANCHISING *GENERALLY*

Continuing responsibility to pay fees. You may have to pay royalties and other fees even if you are losing money.

Business model can change. The franchise agreement may allow the franchisor to change its manual and business model without your consent. These changes may require you to make additional investments in your franchise business or may harm your franchise business.

Supplier restrictions. You may have to buy or lease items from the franchisor or a limited group of suppliers the franchisor designates. These items may be more expensive than similar items you could buy on your own.

Operating restrictions. The franchise agreement may prohibit you from operating a similar business during the term of the franchise. There are usually other restrictions. Some examples may include controlling your location, your access to customers, what you sell, how you market, and your hours of operation.

Competition from franchisor. Even if the franchise agreement grants you a territory, the franchisor may have the right to compete with you in your territory.

Renewal. Your franchise agreement may not permit you to renew. Even if it does, you may have to sign a new agreement with different terms and conditions in order to continue to operate your franchise business.

When your franchise ends. The franchise agreement may prohibit you from operating a similar business after your franchise ends even if you still have obligations to your landlord or other creditors.

Some States Require Registration

Your state may have a franchise law, or other law, that requires franchisors to register before offering or selling franchises in the state. Registration does not mean that the state recommends the franchise or has verified the information in this document. To find out if your state has a registration requirement, or to contact your state, use the agency information in Exhibit 1.

Your state also may also have laws that require special disclosures or amendments be made to your franchise agreement. If so, you should check the State Specific Addenda. See the Table of Contents for the location of the State Specific Addenda.

Special Risks to Consider About *This* Franchise

Certain states require that the following risks be highlighted:

1. **Out of State Dispute Resolution**. The franchise agreement requires you to resolve disputes with the franchisor by mediation, arbitration, and/or litigation only in Texas. Out-of-state mediation, arbitration, or litigation may force you to accept a less favorable settlement for disputes. It may also cost more to mediate, arbitrate, or litigate with the franchisor in Texas than in your own state.

Certain states may require other risks to be highlighted. Check the "State Specific Addenda" (if any) to see whether your state requires other risks to be highlighted.

Table of Contents

ITEM 1
THE FRANCHISOR, AND ANY PARENTS, PREDECESSORS AND AFFILIATES

The Franchisor

Handam Franchise Group, LLC, a Texas limited liability company ("**we**" or "**us**" or "**our**" or "**Handam Group**"), is the franchisor. We and our affiliates have our principal place of business at 3200 Wilcrest Dr., Suite 275, Houston, Texas 77042. We were formed on April 28, 2021. We conduct business under the name and mark "Handam BBQ" and related names, marks and slogans.

We are a franchising company which promotes and sells franchises for the operation of Handam BBQ Restaurants. We do not own or operate a Restaurant of the type being franchised, although we have an affiliate that does. We have not offered franchises in any other line of business, and we are not engaged in any business other than selling franchises for Handam BBQ Restaurants. We have offered franchises since August 1, 2021.

Our agent for service of process is David Lee. His principal business address is 3200 Wilcrest Dr., Suite 275, Houston, Texas 77042. If we have an agent for service of process in your state, we disclose that agent in Exhibit 1.

Our Parents, Affiliates and Predecessors

We have no parents or predecessors.

Our affiliate, LK Development, LLC, a Texas limited liability company formed on February 8, 2016, owns and operates one Handam BBQ Restaurant at 6609 W Sam Houston Pkwy S #96, Houston, Texas 77072, which began operations on March 1, 2020.

Our affiliates are not offering, and have never offered, franchises in any line of business. We have no other affiliates.

The Franchise Offered

We are offering franchises for restaurants that operate under the name "Handam BBQ," (each a "**Handam BBQ Restaurant**"). Each Handam BBQ Restaurant is established and operated using the format and system we developed (the "**System**"), and operate at retail locations displaying our interior and exterior trade dress. Handam BBQ Restaurants feature and operate under the Proprietary Marks (as defined below). Handam BBQ Restaurants offer Korean barbecue and related products. Each Handam BBQ Restaurant is operated using our proprietary recipes, formulae and techniques ("**Proprietary Products**"), as well as a variety of non-proprietary food, beverage, and other compatible items that we designate from time to time (collectively such non-proprietary and Proprietary Products shall be referred to as "**Products**"). Our interior trade dress is designed to make Handam BBQ Restaurants welcoming, comfortable, and easily identifiable for customers. All items offered for sale at a Handam BBQ Restaurant are subject to our approval.

Handam BBQ Restaurants are characterized by our System. Some of the features of our System include: (a) distinctive exterior and interior design, decor, color schemes, fixtures, and furnishings; (b) recipes, standards and specifications for products, equipment, materials, and supplies; (c) uniform standards, specifications, and procedures for operations; (d) purchasing and sourcing systems and procedures; (e) procedures for inventory and management control; (e) training and operational assistance; and (f) marketing and promotional programs. We may periodically change and improve the System.

You must operate your Handam BBQ Restaurant in accordance with our standards and procedures, as set out in our Confidential Operations Manuals (the "**Manuals**"). We will lend you a copy of the Manuals for the duration of the Franchise Agreement (or, at our option, we may make these available to you electronically). In addition, we will grant you the right to use our marks, including the mark "Handam BBQ" and any other trade names and marks that we designate in writing for use with the System (the "**Proprietary Marks**"). We may modify the Proprietary Marks or substitute new Proprietary Marks. See Items 13 and 14 for additional information regarding the Proprietary Marks and the Manuals.

Franchise Agreement

We offer to enter into franchise agreements ("**Franchise Agreements**") (included as Exhibit 3 to this Disclosure Document) with qualified legal entities and persons ("**you**") that wish to establish and operate Handam BBQ Restaurants. (In this Disclosure Document, "you" means the person or legal entity with whom we enter into an agreement. The term "you" also refers to the direct and indirect owners of a corporation, partnership, limited liability company, or limited liability partnership that signs a Franchise Agreement as the "franchisee".)

Under a Franchise Agreement, we will grant you the right (and you will accept the obligation) to operate a Handam BBQ Restaurant at an agreed-upon specified location (the "**Approved Location**"). (In this Disclosure Document, the term "**Franchised Restaurant**" means the Handam BBQ Restaurant franchised to you under a Franchise Agreement.)

If you are not an individual, then you must designate one of your owners, who must be an individual person with at least a ten percent (10%) ownership interest in the franchisee legal entity, and who must be reasonably acceptable to us to assume the responsibilities of general oversight and management of your Franchised Restaurant (the "**Designated Principal**"). You must also designate either the Designated Principal or a General Manager (subject to our reasonable approval) to assume the full-time responsibility for daily supervision and operation of the Franchised Restaurant. If we determine that your Designated Principal does not have the necessary food service experience to manage the full-time responsibility for daily supervision and operation of the Franchised Restaurant, we will require that you hire a General Manager, subject to our reasonable approval, to assume this role (the "**General Manager**").

Area Development Agreement

We may also offer to enter into an area development agreement (the "**Area Development Agreement**") (included as Exhibit 4 to this Disclosure Document) with qualified legal entities and persons (an "**Area Developer**"), which grants the right to establish and operate a specified number of Handam BBQ Restaurants in a specified area (the "**Development Area**") at specific locations that must be approved by us, each under a separate Franchise Agreement. We will enter into Area Development Agreements under which at least two Handam BBQ Restaurants will be developed by an Area Developer.

Area Developers must open each Handam BBQ Restaurant in accordance with an agreed upon opening schedule (the "**Development Schedule**"). The Development Schedule will be set forth in Exhibit A of the Area Development Agreement. The Area Developer exercises its right to open Handam BBQ Restaurants by entering into a separate Franchise Agreement for each Franchised Restaurant opened.

The Market and Competition

The market for Restaurants is well developed and intensely competitive. You will serve the general public and will compete with a variety of businesses, from locally owned to national and chain businesses. These will include restaurants offering Asian cuisine products in a fast casual setting, as well full service Restaurants and take-out or delivery food companies, which offer similar items. These Restaurants compete on the basis of factors such as price, service, Restaurant location and food quality. These businesses are often affected by other factors as well, such as changes in consumer taste, economic conditions, population and travel patterns.

We may establish other Handam BBQ Restaurants in your area (if permitted under the Franchise Agreement) and/or sell or license others to sell Products in your area. Also, we may sell Products (including Proprietary Products) through wholesalers, distributors, grocery or convenience stores, the Internet, toll-free telephone numbers, catalogs, or other similar means of distribution to customers at any location, whether or not located in your area. See Items 12 and 16 for a description of your permitted and restricted activities and rights, as well as our permitted and restricted activities and rights. To the extent your Franchised Restaurant may be located near another Franchised Restaurant, you may appear to or actually compete with other Handam BBQ Restaurants.

Industry Specific Regulations

You must comply with all local, state and federal laws that apply to your Restaurant operations, including health, sanitation, no smoking, EEOC, OSHA, discrimination, employment, and sexual harassment laws. The Americans with Disabilities Act of 1990 requires readily accessible accommodations for disabled people and may affect your building construction, site design, entrance ramps, doors, seating, bathrooms, drinking facilities, etc. You must also obtain real estate permits, licenses and operational licenses. There may be other laws applicable to your business and we urge you to make further inquiries about these laws.

Among the other licenses and permits you may need are: Zoning or Land Use Approvals, Sunday Sale Permits, Sales and Use Tax Permits, Special Tax Stamps, Fire Department Permits, Food Establishment Permits, Health Permits, Alarm Permits, County Occupational Permits, Retail Sales Licenses, and Wastewater Discharge Permits. There may be other laws, rules or regulations which affect your Restaurant, including minimum wage and labor laws along with ADA, OSHA and EPA considerations. We recommend that you consult with your attorney for an understanding of these laws.

The U.S. Food and Drug Administration, the U.S. Department of Agriculture and state and local health departments administer and enforce regulations that govern food preparation and service and restaurant sanitary conditions. State and local agencies inspect Restaurants to ensure that they comply with these laws and regulations.

The United States enacted the "Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001" (the "USA Patriot Act"). We are required to comply with the USA Patriot Act. To help us comply with the USA Patriot Act, we ask you in the Franchise Agreement to confirm for us that neither you nor your directors, officers, shareholders, partners, members, employees, or agents are suspected terrorists or persons associated with suspected terrorists or are under investigation by the U.S. government for criminal activity. You may review the Patriot Act and related regulations at: http://www.treasury.gov/offices/enforcement/ofac/sdn.

ITEM 2
BUSINESS EXPERIENCE

The following is a list of our directors, officers, and other executives who have responsibility for the franchise program.

Member and Founder: David Lee

David Lee is the co-founder of Handam BBQ and also serves as Managing Director of All-Star Franchise, LLC, a franchise management, consulting, and advisory firm operating primarily in the hospitality market. Mr. Lee has extensive experience in finance and franchising and has consulted with a wide range of franchised and non-franchised organizations in the U.S. He specializes in partnering with emerging brands, developing them, and executing their business growth and operational management strategies.

Mr. Lee also has experience managing multi-unit franchise assets. He has been a franchisor, franchise operator, developer, multi-unit operator, and founder of two different franchise companies. He also possesses 23 years in investment management and financial planning for individual and institutional investors. Mr. Lee was an Investment Manager at Morgan Stanley and also served as Vice-President at Charles Schwab and Co. Mr. Lee earned a bachelor's degree in finance from the University of Houston and possesses FINRA Series 4, 7, 9, 10, 24, 27, 66, and 79 securities registrations.

Member and Founder: Jae Youn Kwon

Jae Youn Kwon co-founded Handam BBQ alongside David Lee in 2020 and serves as the Director of Operations. Mr. Kwon's primary responsibilities include managing the overall daily operations and resources of the company and acting as the main point of communications between the corporate and store units. Mr. Kwon has been involved in restaurant and hospitality industry since 2008. Mr. Kwon has unique management skills and experiences in front and back of the house which allows him to thrive in maintaining the restaurant's revenue, profitability, and quality goals. In short, his goals and work ethic ensure efficient restaurant operation, as well as maintain high production, productivity, quality, and customer service standards

ITEM 3
LITIGATION

No person or entity previously identified in Item 1 or 2 of this Disclosure Document has been involved as a litigation or other legal proceeding required to be disclosed in this Item.

ITEM 4
BANKRUPTCY

In July of 2013, David Lee filed a petition for Chapter 7 bankruptcy. The bankruptcy was subsequently discharged in February of 2014.

No other person previously identified in Items 1 or 2 of this Disclosure Document has been involved as a debtor in proceedings under the U.S. Bankruptcy Code required to be disclosed in this Item.

ITEM 5
INITIAL FEES

Franchise Agreement

When you sign the Franchise Agreement you must pay us an initial franchise fee of $50,000 (the "**Franchise Fee**"). The Franchise Fee will be fully earned when paid and non-refundable in consideration of administrative and other expenses we incur in entering into the Franchise Agreement and for our lost or deferred opportunities to enter into the Franchise Agreement with others. The Franchise Fee will be generally uniform for each Franchised Restaurant opened.

You must pay the Franchise Fee in full at the time you sign the Franchise Agreement. Additionally, as described below, if you signed an Area Development Agreement, we will credit a portion of the Area Development Fee you paid toward the Franchise Fee under the conditions described below.

Area Development Fee

If you are going to be an Area Developer, then you will sign an Area Development Agreement and pay us an area development fee (the "**Area Development Fee**"). The amount of the Area Development Fee will be calculated by multiplying $15,000 times the number of Handam BBQ Restaurants to be developed under the Area Development Agreement. The Area Development Fee will be due in a lump sum payment upon the signing of an Area Development Agreement. The Area Development Fee is fully earned and non-refundable in consideration of administrative and other expenses we incur in entering into the Area Development Agreement, and for our lost or deferred opportunities to enter into the Area Development Agreement with others, regardless of whether you enter into any Franchise Agreements for Franchised Restaurants to be developed.

If you meet your obligations under the Area Development Agreement and are not otherwise in default under any other agreement with us, as you sign Franchise Agreements for each Franchised Restaurant developed under the Area Development Agreement, we will credit $10,000 of the Area Development Fee that you paid towards the Franchise Fee due for each Franchised Restaurant. However, under no circumstances will we grant credits in excess of the total amount of the Area Development Fee you paid under the Area Development Agreement. Additionally, if you are in compliance with the Area Development Agreement, then as you sign a Franchise Agreement for each Franchised Restaurant that you develop to satisfy the Development Schedule, the Franchise Fee for those Franchised Restaurants will be the amount specified in the Area Development Agreement (currently $50,000 for each Franchised Restaurant), regardless of whether our standard Franchise Fee is higher at the time you sign the Franchise Agreements for each Franchised Restaurants. The Area Development Fees will generally be uniform and based on the, number of units, the territory, and the experience of the franchisee or area developer.

Other Initial Fees

Aside from the Franchise Fee and Area Development Fee, presently there are no additional fees or items required to be purchased from us or our affiliates prior to opening.

ITEM 6
OTHER FEES

Type of Fee (Note 1)	**Amount**	**Date Due**	**Remarks**
Royalty	5% of Net Sales.	By the third business day after the close of each Week based on the Gross Sales for that Week. (Note 2)	"**Gross Sales**" means all revenue related to the Franchised Restaurant (excluding customer refunds and sales taxes collected and remitted to the proper authorities).
Advertising Obligations	1% of Gross Sales to the System Ad Fund. You must directly spend an additional 2% of Gross Sales on your local advertising.	Same as Royalty Fee.	We may change the allocation between the System Ad Fund, the amount spent on local advertising, and a regional Cooperative Ad Fund, as described in Item 11. We have the option to require our franchisees to form regional advertising cooperatives in their local markets and contribute into a Cooperative Ad Fund. If this is done, your Cooperative Ad Fund contribution will be credited against the local advertising requirement. See Notes 3 and 4 and Item 11 under the heading "Advertising."
Grand Opening Advertising Obligation	Between $10,000 and $20,000 in conjunction with the initial grand opening.	Within 90 days of the start of Franchised Restaurant operations.	You will be required to spend between $2,000 and $5,000 on Grand Opening Advertising which is subject to Our approval as specified in Section 13.5 of the Franchise Agreement.
Local Telephone and On-line Directories	Varies.	Upon demand.	We may require you to, or we may on your behalf, advertise your Franchised Restaurant in local directories. You must bear the costs for your Franchised Restaurant, including reimbursements to us.

Additional on-site training and assistance	Our per-diem charge (which is currently $500.00, plus our out-of-pocket costs), per trainer.	Upon Demand.	If you ask that we (a) provide additional on-site training, or (b) conduct at your Franchised Restaurant any training session that we offer at our headquarters, and we do so, then you will have to pay our then-current per-diem charge for extra training. See Note 5 and Item 11 under the heading "Training."
Remedial Training	Our per-diem charge (which is currently $500.00, plus our out-of-pocket costs), per trainer.	If incurred.	If we determine that remedial training is necessary for franchisee, you, or your staff then you will have to pay our then-current per-diem charge for extra training. See Note 5 and Item 11 under heading "Training."
Fees related to Computer System and Software	$350 per month	1st of each month	We require a third party software system for all franchisees, which requires up-front and monthly maintenance fees. See Note 6 and Item 11 under the heading "Computer System"
Product/Supplier Testing	Varies – the costs of testing and evaluation.	Upon demand, if incurred.	See Note 7 and Item 8.
Transfer Fee	An amount equal to 50% of our then-current initial franchise fee. An Area Developer will pay a transfer fee equal to $10,000 for each Restaurant not developed, but not less than 50% of the Area Development Fee.	At time of transfer.	Payable only if you make a transfer (as defined in the Franchise Agreement), which includes any sale or assignment of your franchise or your company. We do not impose a fee for a transfer to a corporation you form for the convenience of ownership.
Renewal Fee	An amount equal to 50% of our then-current initial franchise fee.	Before renewal.	The Franchise Agreement may be renewed after an initial term of 10 years. You will only need to pay this fee if you renew the Franchise Agreement. There is no renewal under the Area Development Agreement.

Charges for "mystery customer" quality control evaluation	Will vary under circumstances, but not to exceed $500 per year.	Upon demand, if incurred.	See Note 8 and Item 8. The mystery customer program will be separate from our programs for customer surveys and customer satisfaction audits (which may require you to accept coupons from participating customers for discounted or complimentary items).
Late Fee and Interest on Overdue Payments	A late fee equal to 5% of your overdue amount, and interest equal to 1.5% per month (but not more than any maximum rate set by law).	At time the Overdue Payments are paid.	Only due if you don't pay us the amounts you owe on time. Interest will be charged only on overdue amounts and will start to accrue on the date when the payment was originally due.
Dues and Assessments Imposed by a Franchisee Advisory Council	As determined by a franchisee advisory council (if established). Currently – none.	At the times required by a franchisee advisory council.	We may form, or require that our franchisees form, a franchisee advisory council. If one is formed, you must become a member if we require, and you must pay the fees and assessments imposed by the council.
Gift Card Program	Will vary under circumstances	If incurred.	You must participate in our Gift Card program when it is established. Gift Cards will be available for sale and redemption at any Restaurant in the System.
Restaurant Refurbishment	Will vary under circumstances	As agreed.	We may require you to refurbish your Franchised Restaurant to meet our then-current requirements for décor, layout, etc. We will not require you to refurbish the Restaurant more frequently than every five years
Prohibited Product or Service Fee	$250 per day of use of unauthorized products or services	If incurred.	In addition to other remedies available to us. This may not be enforceable under some State laws.

Non-Compliance Fee	As specified in the Manuals and may vary under circumstances of Non-Compliance but no less than $350 per incidence of non-compliance.	If incurred.	Payable only if Franchisee fails to comply with any of standards or specifications of the System as detailed in the Manuals and in Section 8.17 of the Franchise Agreement.
Management Fee	As determined by the Franchisor at the time when the management of the Franchised Restaurant is handed to Franchisor or a third party.	If incurred.	Payable only if Franchisor elects to step-in and manage the Franchised Restaurant due to the circumstances detailed in Section 16.6 of the Franchise Agreement.
Audit Expenses	All costs and expenses associated with the audit, reasonable accounting and legal costs.	Upon Demand.	Payable only if we audit and the audit discloses an understatement in any statement or report of 3% or more. (You will also have to pay the monies owed and interest on the underpayment (see "interest" above).)
Insurance Procurement	Our cost to obtain insurance coverage if you fail to do so.	Upon Demand.	We have the right (but not obligation) to buy insurance coverage if you do not do so.
Relocation Expenses	Our actual expenses.	Upon demand.	Payable only if you relocate your Restaurant, in order to reimburse us our costs and expenses related to an approved relocation of your Restaurant.
Securities Offering	Our actual expenses.	Upon demand.	Payable only if you propose to engage in a public or private securities offering, to reimburse us for our reasonable costs and expenses (including legal and accounting fees) to evaluate your proposed offering.
Costs and Attorneys' Fees	Will vary under circumstances.	Upon Demand.	Due only if you are in default under the Franchise Agreement, in which case you must reimburse us for the expenses we incur (including reasonable attorneys' fees) as a result of your default and to enforce and terminate the Franchise Agreement.

Indemnification	Will vary under circumstances.	Upon Demand.	You must reimburse us if we are sued or held liable for claims arising from your operation of the Franchised Restaurant, as well as your use of the Proprietary Marks in a manner inconsistent with our instructions, and any transfers or securities offerings that you propose.
Tax Reimbursement	Out-of-pocket cost reimbursement.	As incurred.	You must reimburse us for taxes we must pay any state taxing authority on account of either your operation or your payments to us (except for our income taxes).
Liquidated Damages	The greater of the number of months remaining on the Franchise Agreement or twenty-four (24) times the average monthly Royalty Fee.	As incurred.	Upon Termination of the Franchise Agreement, You must remit an amount equal to the number of months remaining on the Franchise Agreement or twenty-four (24), whichever is greater times the average monthly Royalty Fee.

Explanatory Notes to Item 6 Table:

1. Except as otherwise noted in this Item 6, we impose and collect all of the fees described above. None of these fees are refundable. The fees described above in this Item 6 are uniform for all franchisees.

2. You must pay your royalties and System Ad Fund contributions by EFT (electronic funds transfer). To make arrangements for EFT, you must sign our current form of Authorization Agreement for Prearranged Payments (Direct Debits), which is Exhibit E to the Franchise Agreement.

3. The chart reflects the maximum required percentage amount, three percent (3%) which you will be required to contribute to the System Ad Fund and/or spend on local advertising (together the "**Advertising Obligation**"). Our current allocation of the Advertising Obligation is one percent (1%) toward the System Ad Fund and two percent (2%) spent directly by you toward local advertising. With the exception described in Note 4 below, we cannot require additional advertising, marketing or promotional contributions. Further details about the applicable advertising, marketing and promotional requirements can be found in Item 11, under the subheading "Advertising."

4. We have the option to require our franchisees to form regional advertising cooperatives in their local markets and contribute into a Cooperative Ad Fund for this purpose. If this is done, your Cooperative Ad Fund contribution will be credited against the local advertising requirement. The amount of required Cooperative Ad Fund contributions will be determined by us, unless we authorize the Cooperative Ad Fund to set the amount itself. If the Cooperative Ad Fund is so authorized, members of any Cooperative Ad Fund may agree (by a majority vote) to increase the Cooperative Ad Fund contribution to a rate in excess of the minimum amount that we require. If we operate a company-owned or affiliate-owned Restaurant within a region that has formed a Cooperative Ad Fund, the company-owned or affiliate-owned Restaurant will contribute to such Cooperative Ad Fund on the same basis as franchisees within this region, each Restaurant having one vote. At present, there are no Cooperative Funds in our System. Further details about the applicable advertising, marketing and promotional requirements can be found in Item 11, under the subheading "Advertising."

5. As part of the opening of your Franchised Restaurant, we will conduct pre-opening and opening training and assistance at your Franchised Restaurant. We will bear the costs associated with providing this training, exclusive of expenses related to transportation, lodging, meals, wages, and worker's compensation insurance. However, if you request additional days of on-site training or assistance in connection with your opening, or at a later time, we may charge you our then-current per diem training fee for the additional training provided; and you will also have to reimburse us for all out of pocket costs and expenses associated with the additional training, including lodging, food and travel arrangements of the trainers. Additionally, we may require that you complete refresher and additional training programs, and we may offer the programs on a voluntary basis. If you request that we conduct any additional training sessions (required or voluntary) at your Franchised Restaurant rather than at our headquarters or affiliate-owned Handam BBQ Restaurants or we determine that remedial training is necessary, and we do so, then we may charge you our then-current per diem training fee for that training we provide, and you will also have to reimburse us for all out of pocket costs and expenses described above. Our current per diem charge is $500 per trainer (we reserve the right to change our per diem rate in the future). See Item 11 under the heading "Training" for more detailed information.

6. As described in Item 11 under the heading "Computer System," we require you to use certain software, hardware and/or support services in connection with the operation of the Franchised Restaurant. We do not currently but may in the future require an intranet software system for Handam BBQ Restaurants. We may require you to pay us an up-front licensing fee as well as ongoing monthly software maintenance fees. We, our affiliates, or approved vendors may be a provider of these services or products.

7. If you desire to purchase unapproved products or equipment, supplies, services, or Products (other than Proprietary Products) from other than approved suppliers, we may require that our representatives be permitted to inspect, from time to time, the supplier's facilities, and that samples from the supplier be delivered for evaluation and testing either to us or to an independent testing facility designated by us. You must pay a charge not to exceed the reasonable cost of the evaluation and testing. See also Item 8.

8. As described in Item 8, we may use an independent service to conduct a "mystery customer" quality control and evaluation program. You must participate in this program, and we may require that you pay the then-current charges imposed by the evaluation service (as we direct, either directly to the evaluation service provider or to us as a reimbursement).

ITEM 7
ESTIMATED INITIAL INVESTMENT

YOUR ESTIMATED INITIAL INVESTMENT

The following table describes the estimated initial investment for a single Handam BBQ Restaurant. We have not included a separate table for the initial investment if you sign an Area Development Agreement, since it will be substantially similar to the opening of a single franchise unit. As described in Item 5, on execution of an Area Development Agreement you must pay us $15,000 multiplied by the number of Handam BBQ Restaurants to be developed under the Area Development Agreement, and you will receive a credit of $10,000 toward the Franchise Fee each time you execute a Franchise Agreement for a Handam BBQ Restaurant to be developed. Other than the Area Development Fee, the following estimated initial investment expenditures will apply, subject to potential increases over time and other changes in circumstances. If you sign a Area Development Agreement, your professional fees, such as in the category of legal and financial, may be higher and cannot be predicted by us.

Type of Expenditure (Note 1)	**Amount**	**Method of Payment**	**When Due**	**To Whom Payment is to be Made**
Initial Franchise Fee (Note 2)	$50,000	Lump sum	When you sign the Franchise Agreement	Us
Business Licenses & Permits (Note 3)	$5,000 to $8,000	As arranged	As incurred	Local and other state government agencies
Leasehold Improvements (Note 4)	$600,000 to $750,000	As arranged	As arranged	Independent contractors, Us or our affiliate, Lessor
Fixtures, Furnishings & Equipment (Note 5)	$120,000 to $200,000	As arranged	As incurred	Approved Suppliers
Computer and Point of Sale System (Note 6)	$8,500 to $12,000	As arranged	As incurred	Approved Suppliers
Architect/ Engineering Fees (Note 7)	$35,000 to $53,000	As arranged	As arranged	Independent contractors, Approved Suppliers
Rent, Security Deposits and Utility Deposits (Note 8)	$5,000 to $15,000	As arranged	As arranged	Lessor, Utility companies
Other Professional Fees (Note 9)	$2,500 to $4,500	As arranged	As arranged	Various service providers and contractors

Type of Expenditure (Note 1)	Amount	Method of Payment	When Due	To Whom Payment is to be Made
Insurance Deposit (Note 10)	$500 to $1,000	As arranged	As arranged	Insurance providers
Initial Inventory of Food, Beverage and Paper Supplies (Note 11)	$35,000 to $45,000	As arranged	As incurred	Approved Suppliers
Training Expenses (Note 12)	$500 to $5,000	As arranged	No Payment Required	Suppliers and your employees
Grand Opening Advertising (Note 13)	$10,000 to $20,000	As arranged	As arranged	Suppliers
Additional Funds (for initial period of operations) (Note 14)	$50,000 to $75,000	As arranged	As needed	Us, Suppliers, employees and other creditors
TOTAL ESTIMATED INITIAL INVESTMENT	$922,000 to $1,238,500			

Explanatory Notes to Item 7 Table:

1. **General** – We do not impose or collect the fees or costs described in this Item, except for the items noted with "Us" in the column labeled "To Whom Paid." Except as described below, all fees and amounts that you must pay to us are non-refundable. For any amounts paid to third parties, the availability and conditions under which you may obtain refunds will depend on the terms offered by those third party suppliers. We do not offer our franchisees financing for any part of the initial investment (see Item 10 for additional information). Our estimates in this Item 7 are based on our current prototype for Handam BBQ Restaurants, our experience in developing and operating our affiliate-owned Handam BBQ Restaurants, and our knowledge of business practices and conditions in the general marketplace. They are, however, only estimates and by their nature may change from time to time and may vary from location to location. The figures do not provide for your cash needs to cover financing incurred by you or your other expenses. You should not plan to draw income from the operation during the start-up and developmental stage of your business, the actual duration of which will vary materially from location to location and cannot be predicted by us for your Franchised Restaurant (and which may extend for longer than the three month "initial period" described in Note 14 of this Item 7). You must have additional sums available, whether in cash or through a bank line of credit, or have other assets which you may liquidate or against which you may borrow, to cover other expenses and any operating losses you may sustain, whether during your start-up and development stage, or beyond. The amount of necessary reserves will vary greatly from Franchisee to Franchisee and will depend upon many factors, including the rate of growth and success of your Franchised Restaurant, which will in turn depend upon factors such as the demographics and economic conditions in the area in which your Franchised Restaurant is located, the presence of other Handam BBQ Restaurants, public awareness of our business, your ability to operate efficiently and in conformance with the System, and competition. Because the exact amount of reserves will vary and cannot be meaningfully estimated, we urge you to carefully review these figures and the figures you obtain from your own inquiries with an experienced business advisor, such as an accountant or consultant,

or a legal advisor, such as a lawyer, before making any decision to purchase a Handam BBQ Restaurant franchise or any other franchised business.

2. **Franchise Fee** – The Franchise Fee shown in the chart shall be imposed uniformly for all franchisees for each Franchised Restaurant opened. If you sign an Area Development Agreement, you will have to pay an Area Development Fee, which is described in Item 5. A portion of the Area Development Fee will be credited against the Franchise Fee for the Franchised Restaurant to be developed in order to satisfy the Development Schedule. The Franchise Fee and Area Development Fee are non-refundable. See Item 5 for further details regarding the Franchise Fees and Area Development Fees. We do not provide financing for any of these fees.

3. **Business Licenses and Permits** – These are general estimates for permits and licensing that may be required by local and state governments. Local, municipal, county and state regulations vary on the licenses and permits you will need to operate a Handam BBQ Restaurant. You will pay these fees to governmental authorities before starting business. You are solely responsible for obtaining all appropriate licenses and permits.

4. **Leasehold Improvements** – You will need to employ a qualified licensed general contractor to construct the improvements to, or "build out," the premises who is acceptable to us. Our estimates are based on the assumption that the location is in a retail strip or in-line shopping center approximately 5,500 to 7,000 square feet, and that your lessor will provide a shell space that includes, at a minimum, a level concrete floor suitable for floor covering, demising walls, HVAC system, electricity, gas, sewers, bathroom facilities, and water and plumbing suitable for a retail business. Among other things, you will probably need to arrange for the following items to meet our standard plans and specifications: proper wiring and plumbing, appropriate ventilation and air recirculation, floor covering, wall covering, partitions, lighting and fixtures, restaurant front modifications, painting, cabinetry, and the like. Costs will vary depending upon various factors, including: the geographic location of your business; the size of the premises; the availability and cost of labor and materials; and the condition of the premises and the work that the lessor will do as a result of the lease negotiations. Lessors may, instead of constructing or installing some of the improvements itself, provide you with credits towards your future rent payments and/or a tenant improvement allowance. Our estimates do not account for any rental credits or tenant improvement allowance.

5. **Fixtures, Furnishings & Equipment** – As described in Item 8, you must purchase all fixtures, furnishings, equipment, signage and supplies that we specify as required for a Handam BBQ Restaurant. *Fixtures, Furnishings and Equipment:* These estimates include fixtures and equipment required for a Handam BBQ Restaurant, including kitchen equipment, coolers and refrigeration equipment, air circulation/ventilation equipment, preparation tables, customer tables, seating, sound systems, televisions, various Trade dress and décor items, small wares, and other fixtures, furnishings and equipment. These amounts also include costs of your office furniture, filing cabinet and miscellaneous office supplies, and equipment. *Signage:* The estimates include the costs for interior and exterior signage. The cost of signage may vary significantly depending on the location of your Franchised Restaurant, market conditions and local codes. In some instances, the use of additional or larger signage may be possible, with our prior written approval. The costs of these optional items are not included in the line item total above.

6. **Computer and Point of Sale System** – You must purchase or lease specified computers and related hardware, along with required third party software necessary to operate the Franchised Restaurant. The estimate includes the costs for the items that we currently require. We may periodically require franchisees to update their computer systems to our then-current standards. See Item 11 under the heading "Computer System" for additional information.

7. **Architect/Engineering Fees** – You will be required to retain the services of a qualified architect and engineer, who we have approved or designated for use by our franchisees, to adapt our standardized plans and specifications based on our prototype(s) of Handam BBQ Restaurants for the remodeling or finish-out of your Franchised Restaurant (see Item 11 under the subheading "Construction and Layout of Restaurant" for additional information). As described in Item 11, we may from time to time develop or approve variations with respect to our prototype locations and plans.

8. **Rent, Security Deposits and Utility Deposits** – If you do not own a location for your Franchised Restaurant, you must purchase or lease a space. Locations for Handam BBQ Restaurants will typically need approximately 5,500 to 7,000 square feet. The estimate in the chart above includes your first month's rent payment, security deposits and utility deposits (for example, telephone, electricity, gas and water). We have assumed the security deposit to your landlord will equal one month's rent, although this may vary from landlord to landlord. The estimates assume that rent commences upon the Franchised Restaurant's opening. You, however, will need to lease a space in advance to build-out the Franchised Restaurant. However, you may attempt to negotiate an abatement from the lessor for this period.

We anticipate that Handam BBQ Restaurants will typically be located in retail strip or in-line shopping centers, free standing and non-traditional locations, in high traffic urban and suburban areas, preferably near large residential communities, office buildings and other commercial areas. Rent varies considerably from market to market, and from location to location within each market. Rents may vary beyond the range that we have provided, based on factors such as market conditions in the relevant area, the type and nature of improvements needed to the premises, the size of the site for the Franchised Restaurant, the terms of the lease, the desirability of the location, and your ability to negotiate with your lessor.

The estimates assume that you will lease the premises for your Franchised Restaurant and, therefore, do not include costs related to the purchase of land or the construction of any buildings. If you decide to purchase the property for the location of your Franchised Restaurant, you will incur additional costs that we cannot estimate.

9. **Professional Fees** – The estimate assumes that you will employ an attorney to help you negotiate your lease for the Franchised Restaurant premises. In addition, you may choose to employ an attorney, accountant, and other consultants to help you evaluate our franchise offering and your establishment of a new business, and in obtaining all required permits and licenses to establish and operate the Franchised Restaurant. In addition, you may also form a corporation or other entity to operate the business. Your actual costs may vary substantially, for example, depending on the degree to which you rely upon your advisors and upon the licensing requirements that may apply to your Franchised Restaurant.

10. **Insurance Deposit** – The estimate represents an initial deposit for the coverage necessary to operate the business and represents approximately three months of coverage. Insurance costs will vary depending upon factors such as the size and location of the Franchised Restaurant. Your obligations with respect to insurance are more fully described in Item 8.

11. **Initial Inventory of Food, Beverage and Paper Supplies** – These expenses include an initial inventory of Products, as well as an initial inventory of paper goods and supplies. You will need to replenish your initial inventory on an as needed basis as food items and other supplies are used. The amount and cost of your initial and subsequent orders for all of these items will vary depending on various factors, including the size and anticipated volume of your Franchised Restaurant's sales and the frequency of your orders.

12. **Training Expenses** – You will incur expenses associated with our training program. For this training program, we provide instructors and instructional materials at no charge for up to five (5) persons, but you must pay for transportation, lodging, meals, wages, and worker's compensation insurance (if you send any employees) for your trainees. As to the amounts shown, the low end of the estimate assumes that the trainees are within driving distance to the training location, and the high end assumes that other travel will be needed, and includes travel expenses, although these may vary significantly depending upon factors such as the distance traveled and mode of transportation. Your costs will also vary depending on the nature and style of accommodations, and the number of persons who will attend training. See Item 11 under the heading "Training" for additional details regarding the program.

13. **Grand Opening Advertising** – This advertising and marketing promotion is intended to provide initial awareness and momentum for your new Franchised Restaurant. You must spend a minimum of between $10,000 to $20,000 on this advertising. Additional details regarding advertising and promotion can be found in Item 11, under the heading "Advertising."

14. **Additional Funds** – You will need additional capital to support on-going expenses, such as payroll, rent and utilities, to the extent that these costs are not covered by sales revenue. New businesses often generate a negative cash flow. We estimate that the amount given will be sufficient to cover on-going expenses for the start-up phase of the business, which we calculate to be three months. Such amounts are the minimum recommended levels and are only estimates. There is no assurance that additional working capital will not be necessary during this start-up phase or after. Your actual costs may vary considerably, depending, for example, on factors such as: local economic conditions; the local market for the Products; the prevailing wage rate; competition; the sales level achieved during the initial period of operation; and your management and training experience, skill, and business acumen. You should review these figures carefully with a business advisor before making any decision to purchase the franchise. You should take into account the cash outlays and probable losses that you may incur while you are trying to get established. The disclosure laws require us to include this estimate of all costs and expenses to operate your franchise during the "initial period" of your business, which is defined as three months or a longer period if "reasonable for the industry." We are not aware of any established longer "reasonable period" for the Restaurant industry, so our disclosures cover a three month period.

ITEM 8
RESTRICTIONS ON SOURCES OF PRODUCTS AND SERVICES

To insure that the highest degree of quality and service is maintained, you must operate the Franchised Restaurant in strict conformity with the methods, standards, and specifications as we may from time to time prescribe in the Manuals or otherwise in writing.

Products and Other Purchases

General

All Products sold or offered for sale at the Franchised Restaurant must meet our then-current standards and specifications and be approved by us. You must purchase, install, and use all fixtures, furnishings, equipment, décor, supplies, computers and communications hardware and software, signs and materials as we may reasonably require in the Manuals or other written materials (collectively, "**Restaurant Items**"). You must purchase all additional Products, other Restaurant Items, and approved services solely from manufacturers, distributors, and suppliers who demonstrate to our continuing reasonable satisfaction the ability to meet our standards and specifications, who possess adequate quality controls and capacity to supply your needs promptly and reliably, and who have been approved by us in the Manuals or otherwise in writing. You may not purchase, offer or sell any Products, or use at your

Franchised Restaurant any Products or Restaurant Items that we have not previously approved as meeting our standards and specifications.

If you desire to purchase unapproved products, or Products (except for Proprietary Products, which are discussed below) or Restaurant Items or other services from other than approved suppliers, you must submit to us a written request to approve the proposed product or supplier, together with such evidence of conformity with our specifications as we reasonably require. We will have the right to require that our representatives be permitted to inspect the supplier's facilities and that samples from the supplier be delivered for evaluation and testing either to us or to an independent testing facility designated by us. You must pay a charge, not to exceed the reasonable cost of the evaluation and testing. We will use our best efforts to complete our review within six months. If we do not give our written approval within this six month period, we will be deemed to have disapproved the proposed new supplier. We may, from time to time, revoke our approval of particular Products, Restaurant Items or suppliers if we determine, in our sole discretion, that the Products or suppliers no longer meet our standards. Upon receipt of written notice of such revocation, you must cease to sell any disapproved product and/or cease to purchase from any disapproved supplier.

Our specifications either: (1) are contained in the Manuals; or (2) will be provided to you upon request. We, however, have no obligation to make available to prospective suppliers the standards and specifications that we deem confidential. When approving suppliers, we consider whether they demonstrate the ability to meet our standards and specification and whether they possess adequate quality controls and capacity to supply your needs promptly and reliably. However, our approval may be withheld for any reason.

We estimate that your purchases from approved Suppliers will represent approximately 90% to 100% of your total purchases in establishing the Franchised Restaurant, and approximately 90% to 100% in the continuing operation of the Franchised Restaurant. We also estimate that your purchases that must conform to our specifications will represent approximately 90% to 100% of your total purchases in establishing the Franchised Restaurant, and approximately 90% to 100% of your total purchases in the continuing operation of the Franchised Restaurant. Currently Our Affiliates and Us account for approximately 0% of required purchases and supplies for the establishment and continued operations of a Franchised Restaurant. This amount may vary depending on the location of the Franchised Restaurant, the availability of supplies from Us, and the availability of supplies from other approved Suppliers.

We may establish strategic alliances or preferred vendor programs with suppliers that are willing to supply some Products, equipment, or services to some or all of the Restaurants in our System. If we do establish those types of alliances or programs, we may limit the number of approved suppliers with whom you may deal, we may designate sources that you must use for some or all Products, equipment and services, and we may refuse to approve proposals from franchisees to add new suppliers if we believe that action would not be in the best interests of the System or the franchised network of Restaurants. There are currently no purchasing or distribution cooperatives in our System.

We and/or our affiliates may receive payments or other compensation from suppliers on account of the suppliers' dealings with us, you, or other Restaurants in the System. We may use any amounts that we receive from suppliers for any purpose that we deem appropriate. We and/or our affiliates may negotiate supply contracts with our suppliers under which we are able to purchase Products, equipment, supplies, services and other items at a price that will benefit us and our franchisees. We do not currently have any arrangements for, or collect, any monies on account of our franchisees' dealings with suppliers, but we may in the future.

Proprietary Products

The Proprietary Products that are or may be offered and sold in Handam BBQ Restaurants are manufactured in accordance with our proprietary recipes, formulae and specifications. In order to maintain the high standards of quality, taste, and uniformity associated with Proprietary Products sold at all Handam BBQ Restaurants in the System, you must purchase Proprietary Products only from the suppliers and distributors that we designate in our sole discretion, and you may not offer or sell any Proprietary Products that have not been purchased from us or our designated supplier at or from the Franchised Restaurant. We will have the right to periodically introduce additional Proprietary Products, or to withdraw Proprietary Products.

Currently, there are no required purchases you must purchase from us, our affiliate or any approved supplier. We may, in the future, require certain items to be purchased by you from us, an affiliate, or an approved supplier at our cost plus a markup of up to 10%. However, at any time, we have the right to increase our compensation on these items.

Insurance

You also must obtain, before beginning any operations under the Franchise Agreement, and must maintain in full force and effect at all times during the term of the Franchise Agreement, at your own expense, an insurance policy or policies protecting you, us, our affiliates, and our respective officers, directors, partners, and employees. The policies must provide protection against any demand or claim relating to personal and bodily injury, death, or property damage, or any liability arising from your operation of the Franchised Restaurant. Required insurance will include, but not be limited to, comprehensive general liability coverage, including employment practices coverage; personal injury coverage; automobile coverage, including under-insured or uninsured coverage; business interruption insurance; and property damage coverage. All policies must be written by a responsible carrier or carriers whom we determine to be acceptable, must name us and our affiliates as additional insureds, and must provide at least the types and minimum amounts of coverage specified in the Franchise Agreement or otherwise in the Manuals. Additionally, we may designate one or more insurance companies as the insurance carrier(s) for Handam BBQ Restaurants. If we do so, we may require that you obtain your insurance through the designated carrier(s).

Presently we require you to maintain the following minimum insurance amounts: (1) builder's risk insurance during any periods of construction or renovation; (2) all risks coverage for full repair and replacement value of all of the equipment, fixtures and supplies used in your Restaurant; (3) worker's compensation and employer's liability insurance, as well as any other insurance required by law; (4) comprehensive general liability insurance with limits of at least $1,000,000 per occurrence, and $2,000,000 general aggregate, including the following coverages: personal injury (employee and contractual inclusion deleted); employment practices; products/completed operation; and tenant's legal liability; (5) automobile liability insurance, and property damage liability, including owned, non-owned, and hired vehicle coverage, with at least $1,000,000 combined single limit; (6) excess liability coverage over general liability, automobile liability, and employer's liability, with at least $4,000,000 per occurrence; (7) insurance coverage required by your lease or sublease, or as we may otherwise require; and (8) business interruption insurance for actual losses sustained of no less coverage than $1,000,000 per occurrence.

We do not derive revenue as a result of our franchisees purchasing insurance coverage from designated carriers. We provide no material benefits to franchisees based on their use of an approved insurance carrier.

Leases

If you will occupy the premises of your Franchised Restaurant under a lease, then you must, before executing the lease, submit the lease to us for our review and approval, which will not be unreasonably withheld. Your lease or sublease (or rider to the lease or sublease) must contain the lease terms and conditions that we may reasonably require in writing, a current list of which is included as Exhibit J to the Franchise Agreement and Exhibit D to the Area Development Agreement (see Item 22). We do not derive revenue or other material consideration as a result of our franchisees leasing space for the Franchised Restaurant. We provide no material benefits to franchisees for leasing any particular space for the Franchised Restaurant.

Design and Construction

You must hire a licensed architect (as described below) to prepare all required construction plans and specifications to suit the shape and dimensions of the site. We have the right to designate one or more suppliers of design and/or architecture services to perform these services for our system. During any period that we have designated a design or architecture firm prior to the time you begin to develop your Franchised Restaurant, you must employ this designated supplier to prepare all designs and plans for the Franchised Restaurant. If we have not designated suppliers for design and architecture services for your geographic area, you must locate and employ a qualified design consultant and architect who are licensed in your jurisdiction and who are reputable and experienced in providing design and architecture services. (see Item 11 under the subheading "Construction and Layout of Restaurant" for additional information)

You must hire a qualified licensed general contractor, who is acceptable to us, to construct the Franchised Restaurant.

We do not derive revenue or other material consideration as a result of our franchisees using a designated architect or contractor. We provide no material benefits to franchisees based on their use of a designated architect or contractor.

Advertising

As noted in Item 11 below, we will have the right to review and approval all marketing plans and promotional materials that you propose to use. You may not implement any marketing plan or use any promotional material without our prior written consent

Except as described in this Item 8, neither we nor any affiliate of ours will derive revenue as a result of your purchases or leases, in accordance with our specifications and standards, from us or designated or approved Suppliers. Except as described in this Item 8, we not provide or withhold material benefits (such as renewal rights or the right to open additional Restaurants) to you based on whether or not you purchase through approved Suppliers.

ITEM 9
FRANCHISEE'S OBLIGATIONS

This table lists your principal obligations under the franchise and other agreements. It will help you find more detailed information about your obligations in these agreements and in other items of this Disclosure Document.

Obligation	Section(s) in Franchise Agreement	Section(s) in Area Development Agreement	Item in Disclosure Document
(a) Site selection and acquisition / lease	Section 5	3.2, 3.3 and 5.1	7, 8 and 11
(b) Pre-opening purchases/leases	Section 5, 7, and 8	3.2 and 3.3	7, 8 and 11
(c) Site development and other pre-opening requirements	Section 5	3	7, 8 and 11
(d) Initial and ongoing training	Section 6 and 3	5.5	6, 7 and 11
(e) Opening	Section 5	1.1, 3.1, 3.2, and Exhibit A	7, 8 and 11
(f) Fees	Sections 4 and 13	4 and 7.4	5 and 6
(g) Compliance with standards and policies/Manuals	Sections 8, 10, and 13	5	8, 11, and 14
(h) Trademarks and proprietary information	Sections 8, 9, 10, and 11	1.4	13 and 14
(i) Restrictions on products/services offered	Sections 1.3, 8.6, 8.7, and 8.12	1	5, 8 and 16
(j) Warranty and customer service requirements	Sections 8.9 and 23	None	16
(k) Territorial development and sales quotas	Section 1 and Exhibit A	1, 3.2 and Exhibit A	12
(l) On-going product/service purchases	Section 8	None	8
(m) Maintenance, appearance and remodeling requirements	Sections 5 and 8	None	8

Obligation	Section(s) in Franchise Agreement	Section(s) in Area Development Agreement	Item in Disclosure Document
(n) Insurance	Section 14	None	7 and 8
(o) Advertising	Section 13	None	6, 7, 8, and 11
(p) Indemnification	Section 21.4	12.4	None
(q) Owner's participation / management and staffing	Sections 8.3 and 8.4	5.2	15
(r) Records/reports	Section 12	5.3 and 5.4	6
(s) Inspections/audits	Section 8.10 and 12.3	5.4	6 and 11
(t) Transfer	Section 15	7	17
(u) Renewal	Section 2.2	None	17
(v) Post-termination obligations	Sections 17 and 18.3	6.6	17
(w) Non-competition covenants	Section 18	8	17
(x) Dispute resolution	Section 27	16	17
(y) Liquidated Damages	Section 17.11	6.7	6 and 17

ITEM 10
FINANCING

We do not offer direct or indirect financing. We do not guarantee your notes, leases or other obligations.

ITEM 11
FRANCHISOR'S ASSISTANCE, ADVERTISING, COMPUTER SYSTEMS AND TRAINING

Except as listed below, we are not required to provide you with any assistance.

Pre-opening Obligations

Under the Franchise Agreement. Before you open your Franchised Restaurant:

1. We will approve or deny your proposed site for each Franchised Restaurant. (Franchise Agreement, Section 5.1)

2. We will provide you with our standard initial training program for up to four (4) persons (unless you are an Area Developer and the Franchise Agreement is for your fourth or subsequent Franchised Restaurant) and two managers. (Training is also discussed below in this Item 11 under the subheading "Training.") We will be responsible for the cost of instruction and materials, subject to the terms stated in the Franchise Agreement. (Franchise Agreement, Sections 3.2, 6.1)

3. We will, at no charge to you, provide you or the approved design firm and/or architect with our prototype plans and specifications for the construction of the Franchised Restaurant and for the exterior and interior design and layout, fixtures, equipment, furnishings, and signs. You will be responsible for hiring your own architect or employing a design firm and/or architecture firm designated by us to adapt the plans to your site (with our approval as described below under the heading "Construction and Layout of Restaurant"), and for hiring a contractor to build the Franchised Restaurant in accordance with those approved plans. You are also responsible for compliance with all local and other requirements relating to the plans, including for example, zoning, code, and compliance with the Americans with Disabilities Act. (Franchise Agreement, Sections 3.1, 5.3)

4. We have the right to inspect and approve the Franchised Restaurant for opening before the initial opening. You may not start operation of your Franchised Restaurant until receiving our approval to do so. (Franchise Agreement, Section 5.3, 5.4)

5. We will provide on-site pre-opening and opening supervision and assistance. (Franchise Agreement, Section 3.3)

6. We will lend you, for the duration of the Franchise Agreement, copies of the Manual (which is more fully described in Item 14 below). (Franchise Agreement, Section 3.4)

7. We will assist you in developing a Grand Opening Advertising Program (which is more fully described in Item 7 of this Disclosure Document and in this Item under "Advertising"); you will be responsible for the cost of this program. (Franchise Agreement, Sections 3.6, 13.5)

8. We will provide you a list of our then-current designated or approved suppliers. (Franchise Agreement, Section 3.9)

Under the Area Development Agreement: Before you open the Franchised Restaurant:

1. We will approve or deny your proposed site for each Franchised Restaurant. (Area Development Agreement, Section 3.2)

2. We will provide you with site selection guidelines, including our minimum standards for Restaurant sites, and other site selection counseling and assistance as we deem appropriate. (Area Development Agreement, Section 5.1)

3. If we determine that on-site evaluation is appropriate, we will, at no charge to you, provide you with such on-site evaluations as we consider advisable for each Franchised Restaurant to be developed under the Development Schedule. (Area Development Agreement, Section 5.1)

We are not required by the Franchise Agreement or Area Development Agreement to furnish any other service or assistance to you before the opening of your Franchised Restaurant.

Continuing Obligations

We are required by the Franchise Agreement to provide certain assistance and service to you. During the operation of your Franchised Restaurant:

1. We may conduct, as we deem advisable, periodic inspections of the Franchised Restaurant and may provide evaluations of the Products sold and services rendered at the Franchised Restaurant. (Franchise Agreement, Sections 3.8, 8.10)

2. We will make available additional training programs, as we deem appropriate. (Franchise Agreement, Sections 6.4, 6.8)

3. We will give you periodic and continuing advisory assistance as to the operation and promotion of the Franchised Restaurant, as we deem advisable. (Franchise Agreement, Section 3.7)

4. We will have the right, in our sole discretion, to establish and administer the System Ad Fund as stated in the Franchise Agreement and as described below in this Item 11. (Franchise Agreement, Section 13.2)

The Franchise Agreement does not require us to provide any other assistance or services to you during the operation of the Franchised Restaurant. As the Area Development Agreement relates to the development of Franchised Restaurants, the Area Development Agreement does not require us to provide any other assistance or services during the operation of the Franchised Restaurant.

Site Selection

Under the Franchise Agreement

If you do not already possess a location that we find acceptable for a Handam BBQ Restaurant when you sign our Franchise Agreement, we will provide you with procedures for locating, evaluating, and obtaining our approval of a site. You will be given up to twelve (12) months in which to find and secure a suitable site (through lease or purchase) for your Handam BBQ Restaurant within the area that we designate as your designated trade area. In order for us to review a proposed site for approval, you must submit to us a completed site approval package in a form specified by us, which includes a trade area and site marketing research analysis (prepared by a company approved in advance by Franchisor), an option contract, letter of intent or other evidence satisfactory to us that describes your favorable prospects for obtaining such site, photographs of the site, demographic statistics, and other such other information or materials that we may reasonably require (collectively, the "**SAP**"). We will have 20 business days after we receive the SAP from you to approve or disapprove, in our sole discretion, the proposed location for the Franchised Restaurant. You must, on terms that we deem acceptable, secure a lease or a binding agreement for the purchase of the approved site. (The lease or purchase agreement must be submitted to us for our approval prior to.) Under any of the above circumstances, you must be opened and operating the earlier of twelve (12) months following the execution of the Franchise Agreement or six (6) months following the time you leased or acquired the approved site.

Under an Area Development Agreement

For each proposed site for a Franchised Restaurant to be developed under the Area Development Agreement, you must also submit to us a completed SAP. We will have 20 business days after we receive the SAP from you to approve or disapprove, in our sole discretion, the location for the Franchised

Restaurant. You must, on terms that we deem acceptable, secure a lease or a binding agreement for the purchase of the approved site.

Under the Franchise Agreement and Area Development Agreement, we will be deemed to have disapproved a proposed location unless we have expressly approved it in writing. In approving a location for the Franchised Restaurant, we consider the location, neighborhood, traffic patterns, visibility, parking facilities, size, lease, and zoning. If you do not locate and secure an acceptable site within the required time frames, you will be in default of your agreement with us for which we may terminate your agreement.

Under the Franchise Agreement and Area Development Agreement, our approval (or failure to disapprove) of a site does not constitute an assurance, representation, or warranty of any kind, express or implied, as to the suitability of the site for the Franchised Restaurant or for any other purpose, or as to any expected level of sales, revenues or profits. Approval by us of the site indicates only that the site meets the minimum requirements for a Handam BBQ Restaurant site.

Construction and Layout of Restaurant

You are responsible for developing your Franchised Restaurant. We will provide our standard plans and specifications for a prototype Handam BBQ Restaurant, including interior design and layout, to you or to the design firm or architect that we have designated or approved (as described below). These plans and layouts are not intended, with respect to your particular location, to contain, address or comply with the requirements of any federal, state or local law, code or regulation, including those concerning the Americans with Disabilities Act (the "**ADA**") or similar rules governing public accommodations for persons with disabilities. We may from time to time change our prototypes and plans (including our specifications for the interior and exterior appearances) of Handam BBQ Restaurants, and develop or approve variations on our prototypes and plans to reflect locations with differing sizes, structural elements, visibility and other relevant factors.

You must hire a licensed architect to prepare all required construction plans and specifications to suit the shape and dimensions of the site. We have the right to designate one or more suppliers of design and/or architecture services to perform these services for our system. During any period that we have designated a design or architecture firm prior to the time you begin to develop your Franchised Restaurant, you must employ the designated supplier to prepare all designs and plans for the Franchised Restaurant. If we have not designated suppliers for design and architecture services for your geographic area, you must locate and employ a qualified design consultant and architect who are licensed in your jurisdiction and who are reputable and experienced in providing design and architecture services. You will be responsible for paying for all design and architecture services.

You will be solely responsible for ensuring that such plans and specifications comply with the ADA and all other applicable regulations, ordinances, building codes and permit requirements and with lease or sublease requirements and restrictions, if any. You must submit final plans and specifications to us for approval before construction of the Franchised Restaurant begins. Our review is not designed to assess compliance with federal, state or local laws and regulations and is limited to review of such plans to access compliance with our design standards for Handam BBQ Restaurants, including such items as trade dress, presentation of Proprietary Marks, and the provision to the potential customer of certain products and services that are central to the functioning of Handam BBQ Restaurants. Additionally, prior to opening the Franchised Restaurant (and prior to renovating it after the initial opening), you must sign and deliver to us an ADA Certification (in the form that is attached as Exhibit I to the Franchise Agreement) certifying to us that the Franchised Restaurant and any proposed renovations comply with the ADA.

Opening of Franchised Restaurant

We estimate that the time period between the signing of the Franchise Agreement and the start of operations will be approximately six (6) to twelve (12) months. Factors that may affect this time period include your ability to obtain financing or building permits, zoning and local ordinances, weather conditions, shortages, or delayed installation of equipment, fixtures and signs. Unless we agree in writing otherwise, you must conduct the opening of your Franchised Restaurant by the earlier of (i) twelve (12) months after signing the Franchise Agreement or (ii) six (6) months after we approve the site for your Franchised Restaurant.

Computer System

You will need to acquire (either by purchase or lease) the computer hardware and software system (a "**Computer System**") that we may specify from time to time. (Franchise Agreement, Section 7.1.) The term Computer System refers to cash register or point of sale systems, hardware, software for the management and operation of the Franchised Restaurant and for reporting and sharing information with us, and communication systems (including modems, cables, etc.). Our requirements may fluctuate as does the price and availability of new computer technology. As of the date of this Disclosure Document our requirements are described below. We have not approved any hardware or software in place of these systems and programs, although we reserve the right to do so in the future.

Currently, we require the following:

Computer System meeting or exceeding the following specifications:

- Processor(s) i3-5010 U or Bay Trail J1900 Quad-Core
- RAM DDR3 SODIMM 4 GB as standard (up to 8 GB)
- SSD 2.5'' 64 GB (2 slots)
- LCD 15'' TFT (1024 x 768) or 15.6'" (1366 x 768), LED back-lighting
- Touchscreen Flat, multi-touch screen – with projected, capacitive panel (PCAP)
- Brightness 250 cd/m2
- Input-Output Ports
- Serial 4 serial ports (+ optional 5/12 V power supply for COM3 / COM4)
- USB 4 USB 2.0 + 2 USB 3.0
- LAN 10/100/1000 Base-T
- 2nd Screen Port with support for HDMI, DVI and VGA (mini Display Port)
- EMI CE/FCC Class A
- Safety LVD, external adaptor UL c/us, CE, TUV, etc.
- Operating Temperature 0 ~ 40°C
- Front Dust- and splash-proof
- Materials Polycarbonate (cover) + aluminium (structure)
- Compatible OS Windows 10 Iot Enterprise, Windows 8 Industry, Windows 7 Pro, POSready 7.
- Cash Drawer Attachment 24/12 V DC
- VESA fixings option(s) For wall or pole-mounted applications (no base nor stand)
- Simple screen option(s) (15.1'' and 15.6'' touchscreens)
- Approved Third Party Vendor POS for deliveries as described in the Manuals
- EPOS Software as described in the Manuals
- Camera monitoring system as detailed in the Manuals

The current cost for the Computer System is approximately $8,000 to $12,500. This cost does not include a back-of-the-house computer, which you may choose to purchase at your discretion, nor does it include the cost of credit card processing equipment and service, nor does it include training. We currently require the use of our proprietary intranet for internal records and communication. There is an ancillary cost to the provider of this intranet to us and our Franchisees. The cost of these intranet and third party provider fees are about $4,200 annually. You may be required to obtain and utilize an Approved Supplier's POS system for any deliveries offered at your Franchised Restaurant, this may involve fees to these Approved Suppliers for the delivery and POS. You may be required to sign a license or maintenance agreement with a third party provider in order to obtain and use the intranet or proprietary program. We may require you to sign a license or maintenance agreement in order to obtain and use the intranet or proprietary program. We currently do not require, but strongly recommend, that you to maintain contracts for hardware and software maintenance, support and upgrade services for the communications and information systems. You will be required to maintain a high-speed internet connection at all times (i.e., T1 line, DSL, cable modem). You will also be required to install a camera monitoring systems as we direct in the Manuals. This camera monitoring systems shall be for the sole purpose of monitoring the cash register system and shall maintain an open, continuous connection with us for this purpose. We shall have no liability for any claims relating to the use, monitoring, or any other aspect of the camera monitoring system.

We reserve the right to change our specifications in the future to take advantage of technological advances or to adapt the system to meet operational needs and changes. We may require you to bring any computer hardware and software, related peripheral equipment, communications systems into conformity with our then-current standards for new Handam BBQ Restaurants. Other than providing you with information regarding our specifications and requirements for the Computer System, we are not required to assist you in obtaining hardware, software or related services. We will endeavor to keep these changes infrequent and reasonable in cost, but the Franchise Agreement does not impose a limit as to the number or cost of such changes to the Computer System.

You must provide us with access to your Computer System in the form and manner that we may request. We reserve the right to download sales, other data and communications from your Computer System. There is no contractual limitation on our right to receive this information. We will exclusively own all data provided by you, downloaded from your Computer System, and otherwise collected from your Computer System. We will have the right to use such data in any manner that we deem appropriate without compensation to you.

We will also have the right to establish a website or other electronic system providing private and secure communications (*e.g.*, an extranet or intranet) between us, our franchisees, and other persons and entities that we determine appropriate, which requires you to have high speed internet access at all times. If we require, you must establish and maintain access to the intranet in the manner we designate. Additionally, we may from time to time prepare agreements and policies concerning the use of the intranet that you must acknowledge and/or sign. (Franchise Agreement, Section 7.5)

Advertising

Recognizing the value of advertising, and the importance of the standardization of advertising programs to the furtherance of the goodwill and public image of the System, we reserve the right to require you to expend on advertising and promotion, or to participate in and contribute for the purpose of advertising and promotion, each year during the term of the Franchise Agreement (the "**Advertising Obligations**"). We have the right to require you to spend money on local advertising and promotion, contribute to the System Ad Fund, and/or contribute to a Cooperative Fund. See Item 6 for a summary of the total amount we can require you to expend on advertising and promotion.

We will determine what proportion of the Advertising Obligations you must: (1) contribute to a fund for the system-wide advertising, promotion and marketing of the System (the "**System Ad Fund**"); (2) contribute to a regional or market advertising fund (if one is established for your region (a "**Cooperative Fund**")); or (3) spend on "**local advertising and promotion**." No matter how we determine to split your Advertising Obligations, the total amount you must pay or spend on all Advertising Obligations may only exceed three percent (3%) of the Gross Sales of your Franchised Restaurant if the Cooperative Ad Fund you must contribute to chooses a contribution that would cause your Advertising Obligations to exceed three percent (3%). (Section 13.1 of Franchise Agreement.) Our affiliate-owned Handam BBQ Restaurant will contribute to the System Ad Fund or Cooperative Ad Fund on the same basis as franchisees in the System, generally, are required to contribute.

System Ad Fund

We have not yet established a System Ad Fund, but intend to in the future. The System Ad Fund will typically disseminate advertising in one or more of print, radio, television or other electronic media and develop advertising for use of the corporate office and franchisees.

We (or our designee, which might be a corporate subsidiary or an advertising agency or consulting firm) will maintain and administer the System Ad Fund, as follows:

(a) We (or our designee) will direct all advertising programs, with the sole right to decide the concepts, materials, and media used in these programs and the placement and allocation of the programs. The System Ad Fund is intended to maximize general public recognition, acceptance, and use of the System. Neither we nor our designee will be obligated to make expenditures for you that are equivalent or proportionate to your contribution, or to ensure that any particular franchisee benefits directly or *pro rata* from expenditures by the System Ad Fund.

(b) The System Ad Fund, and all contributions to and earnings from the System Ad Fund, will be used exclusively to meet the costs of marketing and any other activities that we believe will enhance the System's image and, in our sole discretion, promote general public awareness of and favorable support for the System. This includes, among other things, the costs of preparing and conducting media advertising campaigns; direct mail advertising; marketing surveys and other public relations activities; developing and maintaining our Website (except for the portion, if any, specifically relating to soliciting franchisees); employing advertising or public relations agencies; purchasing promotional items, conducting and administering visual merchandising, point of sale, and other merchandising programs; and providing promotional and other marketing materials and services to the Handam BBQ Restaurants operated under the System.

(c) You must contribute to the System Ad Fund by EFT (electronic funds transfer) at the same time as the Royalty Fee is due. All sums you pay to the System Ad Fund will be maintained in an account separate from our other monies. The System Ad Fund is not and will not be our asset, and we or our designee will maintain separate bookkeeping accounts for the System Ad Fund. The System Ad Fund is not audited. We will have the right to charge the System Ad Fund for the reasonable administrative costs and overhead that we incur in activities reasonably related to the direction and implementation of the System Ad Fund and advertising programs for you and the System (for example, salaries, costs of our personnel for creating and implementing, associated overhead, advertising, merchandising, promotional and marketing programs). The System Ad Fund and its

earnings will not otherwise inure to our benefit or be used to solicit the sale of franchises. The financial statements of the System Ad Fund are available for review by franchisee upon request, in the form and manner determined by the Franchisor.

(d) We may make available to franchisees, from time to time, marketing plans and promotional materials, including newspaper mats, coupons, merchandising materials, sales aids, point-of-purchase materials, special promotions, direct mail materials, and similar marketing and promotional materials produced from contributions to the System Ad Fund. Additionally, we may sell such items to franchisees in the System at a reasonable price, and any proceeds from any those sales will be contributed to the System Ad Fund.

(e) If all of the money in the System Ad Fund is not used in the year in which it is received, these amounts will be used in the next fiscal year. Although the System Ad Fund is intended to be of perpetual duration, we maintain the right to terminate the System Ad Fund. The System Ad Fund will not be terminated, however, until all monies in the System Ad Fund have been spent for advertising or promotional purposes.

Cooperative Fund

We will have the right, as we see fit, to establish a Cooperative Fund for your region, or we may approve of a Cooperative Fund that has been organized by franchisees in a region. The purpose of a Cooperative Fund is to conduct advertising campaigns for the Restaurants located in that region. Contributions to a Cooperative Fund will not exceed the total Advertising Obligation unless the Cooperative votes to exceed such amount. Any amounts paid to a Cooperative Fund will count as part of your local advertising and promotion requirement. As of the date of this Disclosure Document, there are no Cooperative Funds in existence.

If a Cooperative Fund for your area was established before you began to operate your Franchised Restaurant, then when you open your Franchised Restaurant, you must immediately join that Cooperative Fund. If a Cooperative Fund for your area is established after you begin to operate your Franchised Restaurant, then you will have 30 days to join the new Cooperative Fund. An individual Handam BBQ Restaurant will not be required to be a member of more than one Cooperative Fund. If we (or an affiliate) contribute to a Cooperative Fund, we will have the same voting rights for our Restaurants as do our franchisees with respect to their Restaurants.

The following provisions will apply to each Cooperative Fund (if and when organized):

(a) Cooperative Funds will be established, organized, and governed in the form and manner that we have approved in advance in writing.

(b) Cooperative Funds will be organized according to written governing documents for the exclusive purpose of administering regional advertising programs and developing (subject to our approval) standardized promotional materials for use by the members in local advertising and promotion.

(c) Cooperative Funds may not use advertising, promotional plans, or materials without our prior written approval, as described below under the heading "Local Advertising and Promotion."

(d) You must submit your required contribution to the Cooperative Fund according to the schedule we designate for the Cooperative Fund. At the same time, you will have to submit the reports that we or the Cooperative Fund require. We may require you to submit this payment by EFT or by check. We also may require that your payments and reports to the Cooperative Fund be made to us for distribution to the Cooperative Fund.

(e) We maintain the right to terminate any Cooperative Fund. A Cooperative Fund will not be terminated, however, until all monies in that Cooperative Fund have been expended for advertising or promotional purposes; unless there are no remaining Restaurants in the Cooperative Fund, in which event, we will transfer the remaining monies to the System Ad Fund.

Local Advertising and Promotion

Certain criteria will apply to any local advertising and promotion that you conduct. All of your local advertising and promotion must be dignified, must conform to our standards and requirements, and must be conducted in the media, type, and format that we have approved. You, or any Cooperative Fund, may not use any advertising or promotional plans that we have not approved in writing. You must submit to us samples of all proposed plans and materials. You are required to obtain our approval of the prices you intend to charge. If we do not give our written approval within five days, we will have been deemed to have disapproved the plans or materials.

All copyrights in and to advertising and promotional materials you develop (or that are developed for you) will become our sole property. You must sign the documents (and, if necessary, require your independent contractors to sign the documents) that we deem necessary to implement this provision. (The requirements in this paragraph, as well as in the previous paragraph, will also apply to any Cooperative Funds.)

As discussed in Item 7, in addition to (and not in place of) the Advertising Obligations, you must prepare and conduct a grand opening advertising program (the "**Grand Opening Advertising Program**"), in accordance with our specifications for that program. All materials used in the Grand Opening Advertising Program will be subject to our prior written approval, as described above. The Grand Opening Advertising Program is considered "local advertising and promotion" and is therefore subject to the restrictions described below. We will work with you to develop your Grand Opening Advertising Program for your market. We, our affiliates or approved suppliers may periodically make available to you, for purchase, certain advertising plans and promotional materials for your use in local advertising and promotion.

As used in the Franchise Agreement, the term "**local advertising and promotion**" refers to only the costs of purchasing and producing advertising materials (such as camera-ready advertising), media (space or time), promotion, and your direct out-of-pocket expenses related to costs of advertising and sales promotion in your local market or area. Local advertising and promotion also includes associated advertising agency fees and expenses, postage, shipping, telephone, and photocopying costs. "Advertising and sales promotion" does not, however, include any of the following: salaries and expenses of your employees; charitable, political, or other contributions or donations; and the value of discounts given to customers.

Advisory Council

We may, in our discretion, form an advisory council made up of franchisees and franchisor representatives. Franchisees will be chosen to participate in the council based on, in part, performance

and length of time in the System. The advisory council will act in an advisory capacity only and will not have decision making authority.

Websites

Websites (as defined below) are considered as "advertising" under the Franchise Agreement, and are subject (among other things) to our review and prior written approval before they may be used (as described above). As used in the Franchise Agreement, the term "**Website**" means an interactive electronic document, contained in a network of computers linked by communications software that you operate or authorize others to operate and that refers to the Franchised Restaurant, Proprietary Marks, us, or the System. The term Website includes, but is not limited to, Internet, World Wide Web home pages, and social media accounts. In connection with any Website, the Franchise Agreement provides that you may not establish a Website, nor may you offer, promote, or sell any products or services, or make any use of the Proprietary Mark, through the Internet without our prior written approval. As a condition to granting any such consent, we will have the right to establish any requirement that we deem appropriate, including among other things a requirement that your only presence on the Internet will be through one or more web pages that we establish on our Website.

Training

Before your Franchised Restaurant opens, you must complete all of our initial training requirements. Unless you are an Area Developer and you are opening your fourth or subsequent Franchised Restaurant (the differing requirements for Area Developers are described below) you (or, if you are other than an individual, your Designated Principal) and, if applicable, the General Manager must attend and successfully complete, to our satisfaction, the initial training program that we offer at a location designated by us. (See Item 15 for details regarding our requirements for the management and operation of the Franchised Restaurant.) Additionally, we may also require that up to four (4) individuals (including the Designated Principal and General Manager), attend and successfully complete the initial training program. We will bear the cost of all training (instruction and required materials) for the initial training program and all other training, except as described below regarding additional training and assistance that we provide at your Franchised Restaurant. You will bear all other expenses incurred in attending training, such as the costs of transportation, lodging, meals, wages, and worker's compensation insurance (see Items 6 and 7 of this Disclosure Document). If you are an Area Developer, then by the time you are developing your fourth Franchised Restaurant, you must be prepared (by meeting all of our requirements) to train the General Manager and other managerial personnel for your fourth and subsequent Franchised Restaurants. This requires that you have management personnel who have completed to our satisfaction our initial training program and who continue to meet our standards and requirements for providing this training to other managers, and that you conduct the training of these additional managers according to the programs and requirements that we specify in the Manuals and other written materials. If we determine that you or your managers do not meet these requirements, we may require that your additional managers attend and complete the initial training program we provide for new franchisees. If we require that additional or replacement managers attend and complete the initial training program, we reserve the right to require you to pay our per diem training charges.

If you (or the Designated Principal) or the General Manager cease active employment in the Franchised Restaurant, then you must enroll a qualified replacement (who must be reasonably acceptable to us) in our initial training program promptly following cessation of employment of said individual, provided that you may train General Managers in accordance with Section 6.3 of the Franchise Agreement. You must maintain a minimum of one certified manager in the Franchised Restaurant at all times. The replacement Designated Principal and any required managers shall complete the initial training program as soon as is practicable, but in no event later than any time periods we specify from time to time

in the Manuals and otherwise in writing. Replacements managers must be trained according to our standards and you may be permitted to provide such training directly, provided you meet our then-current standards for qualifying as a training facility. We have the right to review any personnel you trained and to require that such persons attend and complete, to our satisfaction, our initial training program.

As part of the opening of your Franchised Restaurant, we will conduct pre-opening training and opening assistance at your Franchised Restaurant. We will bear the costs associated with providing this training. We will provide one or more of our representatives for the purpose of facilitating the opening of your Franchised Restaurant. Prior to the time our representative(s) arrives at your Franchised Restaurant, you must have hired and substantially completed the training of your initial staff of employees. During this pre-opening training and opening assistance, our representative will assist you in establishing and standardizing procedures and techniques essential to the operation of a Handam BBQ Restaurant and will assist in training personnel. We will not be responsible for training or offering guidance with respect to compliance with any laws, ordinance or other legal matters. If you request additional days of on-site training in connection with your opening, or at a later time, we may charge you our then-current per diem training fee for the additional training provided; and you will also have to reimburse us for all out of pocket costs and expenses associated with the additional training, including lodging, food and travel arrangements of the trainers. (See Item 6 regarding the costs.)

The subjects covered in the initial training program are described below. We currently anticipate that you, or the Designated Principal, and your General Manager will receive a minimum of three (3) weeks of training. We have the right to change the duration and content of our initial training program.

TRAINING PROGRAM

Subject	Hours of Classroom Training	Hours of On-The-Job Training	Location
Customer Service	3	8	Houston, Texas
Products	5	8	Houston, Texas
Processes	8	8	Houston, Texas
Food Safety License	16	16	Various State Agencies
Service Line	0	40	Houston, Texas
Systems and Technology	4	10	Houston, Texas
Sanitation	2	2	Houston, Texas
Safety	4	4	Houston, Texas

The initial training, as described above, is currently conducted at our affiliate-owned Restaurant in Houston, Texas. Pre-opening training and opening assistance will also be conducted on-site at your Franchised Restaurant for a period of time as is deemed required by us. The initial training that is conducted in Houston, Texas must be completed at least 30 days in advance of the scheduled opening of your Franchised Restaurant. Training sessions are held as needed for Franchisees throughout the year, typically We hold between 2 and 6 training sessions each year.

Additionally, we may require that you or your Designated Principal and General Manager attend such refresher courses, seminars, and other training programs as we may require from time to time,

provided that required refresher and additional training will not exceed (a) four days (per trainee) each year at our headquarters and/or our affiliate-owned Restaurants, and (b) three days (per trainee) each year to attend a convention for the franchise system. We may also offer voluntary training programs. If these refresher and additional training programs are conducted at our headquarters in Houston, Texas, or at our affiliate-owned Handam BBQ Restaurants, we will bear the costs associated with providing these training programs, not including the costs of transportation, lodging, meals, wages, and worker's compensation insurance. However, if you request that we provide any of this training at your Franchised Restaurant, and we do so, we may charge you our then-current per diem training fee for the additional training provided; and you will also have to reimburse us for all out of pocket costs and expenses associated with the additional training, including lodging, food and travel arrangement of the trainers (see Item 6 regarding the costs).

We may also require that you, your Designated Principal, General Manager, and other staff attend any remedial training in our determination if the Franchised Restaurant is being operated in a manner that is not consistent with the Franchise Agreement. We may require up to three (3) days of additional remedial training at the Franchisor's designated training facility, at the Franchise Restaurant, or any other location that Franchisor shall designate. We may charge you our then-current per diem training fee for the additional remedial training provided; and you will also have to reimburse us for all out of pocket costs and expenses associated with the additional remedial training, including lodging, food and travel arrangement of the trainers (see Item 6 regarding the costs)

Currently, our training is run by David Lee, whose biographical information is contained in Item 2 of this Disclosure Document. We may use additional instructors on our training staff to conduct our training programs. Our additional instructors will be certified by Us to have substantial operations experience, with strong abilities in training and development. All training instructors have a minimum one year prior training and experience in the subjects covered above.

Gift Card Program

We may institute a program for all franchisees to sell or otherwise issue gift cards or certificates (together "**Gift Cards**"). When the Gift Card program is made a part of the System, you must participate by offering Gift Cards to your customers and honoring all Gift Cards presented to you as payment for products, regardless of whether the Gift Card was issued by you or another Handam BBQ Restaurant.

Manuals

You will be required to comply with all of the specifications, procedures, and standards set out in our Manuals. The table of contents to our Manuals is contained in Exhibit 5. Please note that the current table of contents is subject to change.

ITEM 12
TERRITORY

Franchise Agreement and Area Development Agreement

The following describes how Territories and Development Areas are determined, and the rights that you and we have under the Franchise Agreement and the Area Development Agreement.

Under the Franchise Agreement

Your Franchise Agreement will specify the site that will be the Approved Location for your Franchised Restaurant. Your Franchise Agreement may also specify a Territory. If your Franchised Restaurant is located in a non-traditional site, as described below, or in a major metropolitan location, we reserve the right to not grant you a Territory. The size and scope of the Territory will be contained in the Franchise Agreement and will be determined based upon various factors such as (a) whether the Approved Location is an urban area or a suburban area; (b) the number of residents living in the area; (c) the number of people working in the area; and (d) the number of competitive Restaurants in the area; among other factors. The Territory is not the same area as, and will be smaller than, the trade area specified in the cover page to the Franchise Agreement in which you will be looking for a site. If your Restaurant will be located at a non-traditional site (such as mall food courts, airports, hospitals, cafeterias, commissaries, schools, hotels, office buildings and stadiums, arenas, ballparks, festivals, fairs, military bases and other mass gathering locations or events), you will not be granted a Territory.

During the term of the Franchise Agreement, we will not establish or operate, nor license any other person to establish or operate, a Handam BBQ Restaurant in the Territory, except as may be permitted under the Franchise Agreement and those exceptions are described below. There are no circumstances under which the Territory may be altered prior to expiration or termination of the Franchise Agreement. Your territorial protection is not dependent upon achievement of a certain sales volume, market penetration, or other factors, other than compliance with the Franchise Agreement.

You are not permitted to provide catering services without our consent and are prohibited from providing catering or delivery services outside of your Territory, unless we allow you to do so by providing you with written permission.

If, during the term of the Franchise Agreement, you wish to relocate your Franchised Restaurant, or if the Franchised Restaurant is damaged or destroyed and cannot be repaired within 60 days, you must submit to us in writing the materials require in order to consider your request, including information concerning the proposed new location for the Franchised Restaurant and our fee (see Item 6). You must also meet certain other requirements, including but not limited to being in compliance with the Franchise Agreement, the location meets our then-current requirements for a Handam BBQ Restaurant and is located within your Territory, and you must sign our then-current form of Franchise Agreement. If we permit you to relocate, you will not pay a new initial franchise fee when you sign the new Franchise Agreement. (Franchise Agreement, Section 8.25)

You may sell our Proprietary Products, Products and related products to retail customers and prospective retail customers who live anywhere but who choose to dine at or from your Handam BBQ Restaurant. You may not engage in any promotional activities or sell the Proprietary Products, Products or similar products or services, whether directly or indirectly, through or on the Internet, the World Wide Web, social media, or any other similar proprietary or common carrier electronic delivery system (collectively, the “Electronic Media”); through catalogs or other mail order devices sent or directed to

customers or prospective customers located anywhere; or by telecopy or other telephonic or electronic communications, including toll-free numbers, directed to or received from customers or prospective customers located anywhere. You may not place advertisements in printed media and on television and radio that are targeted to customers and prospective customers located outside of your Territory. You have no options, rights of first refusal, or similar rights to acquire additional franchises. You may not sell the Proprietary Products or Products to any business or other customer for resale purposes.

You will not receive an exclusive territory. You may face competition from other outlets we own or from other channels of distribution or competitive brands that we control. Although we have not done so, we and our affiliates may sell products under the Proprietary Marks within and outside your Territory through any method of distribution other than a Handam BBQ Restaurant, including sales through such channels of distribution as the Internet, catalog sales, telemarketing or other direct marketing sales (together, "alternative distribution channels"). You may not use alternative distribution channels to make sales outside or inside your Territory and you will not receive any compensation for our sales through alternative distribution channels.

We have not yet established other franchises or company-owned or affiliate-owned outlets or another distribution channel selling or leasing similar products or services under a different trademark, but we reserve the right to do so in the future, without first obtaining your consent.

Neither we nor any parent or affiliate has established, or presently intends to establish, other franchised or company-owned Restaurants which sell the Proprietary Products or services under a different trade name or trademark, but we reserve the right to do so in the future, without first obtaining your consent.

There are no minimum sales volumes that you must meet in order to maintain your Territory.

You will not receive an exclusive territory. You may face competition from other franchisees, from outlets that we own, or from other channels or distribution or competitive brands that we control.

Under the Area Development Agreement

If you sign an Area Development Agreement, the Area Development Agreement will specify the Development Area within which you may locate potential sites for Handam BBQ Restaurants, subject to our approval. The size and scope of the Development Area will be determined on a case-by-case basis, as we mutually agree upon prior to signing the Area Development Agreement and will be specified in the Area Development Agreement. The factors that we consider in determining the size of a Development Area include current and projected market demand, demographics and population, traffic patterns, location of other Handam BBQ Restaurants, your financial and other capabilities, the number of Restaurants you wish to develop and our development plans. During the term of the Area Development Agreement, if you comply with the obligations under the Area Development Agreement and all of the Franchise Agreements between you (and your affiliates) and us, we will not establish or operate, or license anyone other than you to establish or operate, a Handam BBQ Restaurant in the Development Area. Except as described below, there are no circumstances under which the Area Development Agreement may be altered prior to expiration or termination of the Area Development Agreement. Your territorial protection is not dependent upon achievement of a certain sales volume, market penetration, or other factors, other than compliance with the Area Development Agreement and Development Schedule.

If you do not comply with a deadline under the Development Schedule (a "**Missed Deadline**"), you will be in default under the Area Development Agreement. For one Missed Deadline, we will provide you with an opportunity to cure your default and we will determine and notify you of a new deadline for

that one Missed Deadline (without changing the remainder of the Development Schedule). If you fail to come into compliance by that new deadline, and/or upon the occurrence of a second Missed Deadline, we may terminate your Area Development Agreement, or we may elect to take one or more of the following actions: (a) cease crediting the Area Development Fees paid towards the Franchise Fees for the Franchised Restaurants to be developed (see Item 5 for explanation of credits); (b) eliminate the limited exclusivity or reduce the scope of protections granted to you within the Development Area; (c) reduce the scope of the Development Area; (d) reduce the number of Franchised Restaurants for you to develop, or (e) retain all Area Development Fees paid to us. If we elect to take one or more of these actions, we will provide written notice of such action, and the Area Development Agreement will be amended to reflect the changes.

Our Reserved Rights under the Franchise Agreement and Area Development Agreement

Under both the Franchise Agreement and Area Development Agreement, we and our affiliates retain all the rights that we do not specifically grant to you. Among the rights that we retain are the following (the following list is only for purposes of illustration and is not meant to limit our rights):

(1) We may own, acquire, establish, and/or operate and license others to establish and operate businesses, including Handam BBQ Restaurants operating under the Proprietary Marks and the System selling the Products at any location outside your Territory or Development Area regardless of their proximity to, or potential impact on, your Territory or Development Area or Franchised Restaurants.

(2) We may own, acquire, establish and/or operate, and license others to establish and operate, non-Restaurant-front businesses under the Proprietary Marks at any location within or outside the Territory or Development Area.

(3) We may own, acquire, establish and/or operate, and license others to establish and operate, businesses under proprietary marks other than the Proprietary Marks, whether such businesses are similar or different from the Franchised Restaurant, at any location within or outside the Territory or Development Area, notwithstanding their proximity to the Territory or Development Area or the Approved Location or their actual or threatened impact on sales of the Franchised Restaurant.

(4) We may own, acquire, establish, and/or operate, and license others to establish and operate, Handam BBQ Restaurants under the Proprietary Marks at Non-Traditional Sites (as defined below) at any location within or outside the Territory or Development Area. “Non-Traditional Sites” means outlets that serve primarily the customers located within the facility, such as captive audience facilities (examples include, but are not limited to, parks charging admission, stadiums, amusement parks and centers, theaters and art centers), limited purpose facilities (examples include, but are not limited to, airports, transportation centers, department Restaurants, indoor shopping centers, business and industrial complexes, museums, educational facilities, hospitals, art centers, and recreational parks), limited access facilities (examples include, but are not limited to, military complexes, buyer club businesses, educational facilities, business and industrial complexes), and other types of institutional accounts.

(5) We may sell and to distribute, directly or indirectly, or to license others to sell and to distribute, directly or indirectly, any products (including the Proprietary Products) through wholesalers, distributors, grocery or convenience Restaurants or through outlets that are primarily retail in nature, or through mail order, toll free numbers, or the Internet, including those products bearing our Proprietary Marks, provided that distribution within the Territory or Development Area shall not be from a Handam BBQ Restaurant established under the System that is operated from within the Territory or Development Area.

Additionally, during the term of your Area Development and Franchise Agreement, we may (i) acquire one or more retail businesses that are the same as, or similar to, Handam BBQ Restaurants then operating under the System (each an "**Acquired Business**"), which may be at any location within or outside the Territory or Development Area, notwithstanding their proximity to the Territory or Development Area or the Approved Location or their actual or threatened impact on sales of the Franchised Restaurant, and we may (ii) operate and/or license others to operate any Acquired Business under its existing name or as a Handam BBQ Restaurant under the System at any location. If we operate and/or license others to operate any Acquired Business, then the following terms apply:

(1) If you are in compliance with your agreements with us, then for any Acquired Business that is both located within your Territory or Development Area and is purchased by us for operation by us or our affiliates, we may, in our discretion, offer you the option to purchase and operate, as a Handam BBQ Restaurant, those Acquired Business(es). We will provide you with written notice of our purchase of such Acquired Business(es), the terms and conditions applicable to your option to purchase such Acquired Business(es), and such other information that we deem necessary to include in the notice. The terms and conditions offered to you will include, without limitation, the following: (a) the purchase price for such Acquired Business will be determined using a ratio equal to the sales of such Acquired Business during the prior year, as compared to the total sales during such year of all Acquired Businesses that we purchased in the same transaction; and (b) the requirement that you enter into our then-current form of System franchise agreement for the Acquired Business, provided that you will not be required to pay an initial franchise fee for an Acquired Business. If you do not elect to purchase, or fail to complete the purchase of, an Acquired Business, we shall have the right to operate the Acquired Business ourselves, or through its affiliates or third party licensees or franchisees, under any trade name or trademarks including the Proprietary Marks.

(2) If an Acquired Business is part of a system of retail businesses that we acquire (an "**Acquired System**"), you will have no right to purchase, and we will not be obligated to offer you any option to purchase, any Acquired Business that is operated by a licensee or franchisee under the Acquired System. We may license such unit to be operated under any trade name or trademarks, including the Proprietary Marks, and may also license to the licensee or franchisee additional units of the Acquired System that the licensee or franchisee has the right to develop and operate within the Territory or Development Area.

ITEM 13
TRADEMARKS

The Franchise Agreement will allow you to use the Proprietary Marks for your Franchised Restaurant.

Handam Franchise Group, LLC, has filed for registration the following word Proprietary Marks on the Principle Register of the United States Patent and Trademark Office:

Proprietary Mark	Registration/Serial Number	Registration Date
한담 HANDAM BBQ	90702488	N/A

Proprietary Mark	Registration/Serial Number	Registration Date
Handam BBQ	90771594	N/A

There are no currently effective determinations of the Patent and Trademark Office, the Trademark Trial and Appeal Board, the Trademark Administrator of this state or any court. There is no pending infringement, opposition or cancellation proceeding. There is no pending material litigation involving the trademarks which may be relevant to their use in this state or in any other state.

We are not currently aware of any infringing uses by third parties that could materially affect your use of the Proprietary Marks in this state or elsewhere.

You must promptly notify us of any unauthorized use of the Proprietary Marks, any challenge to the validity of the Proprietary Marks, or any challenge to our ownership of, right to use and to license others to use, or your right to use, the Proprietary Marks. We have the right to direct and control any administrative proceeding or litigation involving the Proprietary Marks, including any settlement. We have the right, but not the obligation, to take action against uses by others that may constitute infringement of the Proprietary Marks. We will defend you against any third party claim, suit or demand arising out of your use of the Proprietary Marks. If we determine that you have used the Proprietary Marks in accordance with the Franchise Agreement, we will bear the cost of defense, including the cost of any judgment or settlement. If we determine that you have not used the Proprietary Marks in accordance with the Franchise Agreement, you must bear the cost of defense, including the cost of any judgment or settlement. If there is any litigation due to your use of the Proprietary Marks, you must execute all documents and do all things as may be necessary to carry out a defense or prosecution, including becoming a nominal party to any legal action. Unless litigation results from your use of the Proprietary Marks in a manner inconsistent with the terms of the Franchise Agreement, we will reimburse you for your out-of-pocket costs, except that you will bear the salary costs of your employees.

There are no agreements currently in effect which limit our rights to use or license the use of any Proprietary Mark. We reserve the right to substitute different proprietary marks for use in identifying the System and businesses operating under it if we, in our sole discretion, determine that substitution of different marks as Proprietary Marks will be beneficial to the System. You must promptly implement any substitution of new Proprietary Marks.

If it becomes advisable at any time in our sole discretion for us and/or you to modify or discontinue the use of any Proprietary Marks and/or use one or more additional or substitute trade or service marks, you must comply with our directions within a reasonable period of time after receiving notice. We will not be obligated to reimburse you for any cost attributable to or associated with any modified or discontinued Proprietary Marks or for any expenditures you make to promote a modified or substitute trademark or service mark.

ITEM 14
PATENTS, COPYRIGHTS AND PROPRIETARY INFORMATION

Patents

No patents are material to the operation of your Franchised Restaurant.

Copyrights

We claim copyright protection covering various materials used in our business and the development and operation of Handam BBQ Restaurants, including the Manuals, advertising and promotional materials, and similar materials. We have not registered these materials with the United States Registrar of Copyrights, but we are not required to do so.

There are no currently effective determinations of the United States Copyright Office or any court, nor any pending litigation or other proceedings, regarding any copyrighted materials. No agreement limits our rights to use or allow franchisees to use the copyrighted materials. We do not know of any superior prior rights or infringing uses that could materially affect your use of the copyrighted materials. No agreement requires us to protect or defend our copyrights or to indemnify you for any expenses or damages you incur in any judicial or administrative proceedings involving the copyrighted materials. If we require, you must immediately modify or discontinue using the copyrighted materials. Neither we nor our affiliates will have any obligation to reimburse you for any expenditures you make because of any discontinuance or modification.

All rights, title, and interest in advertising and promotional materials that you develop or prepare (or that are prepared by someone on your behalf) or that bear any Proprietary Marks will belong to us. You must sign any documents we reasonably deem necessary to evidence our right, title, and interest in and to any advertising and promotional materials. We will have the right to use these materials and to provide them to other franchisees and System Ad Funds and programs of the System, without compensation to you, regardless of how the materials were developed. Additionally, we may from time to time require that you sign a license agreement for the use of proprietary materials that we provide to you in an electronic format.

Confidential Information

Except for the purpose of operating the Franchised Restaurant under a Franchise Agreement and developing Franchised Restaurants under an Area Development Agreement, you may never (during Franchise Agreement's term or later) communicate, disclose, or use for any person's benefit any of the confidential information, knowledge, or know-how concerning the development and operation of the Franchised Restaurant that may be communicated to you or that you may learn by virtue of your operation of a Handam BBQ Restaurant. You may divulge confidential information only to those of your employees who must have access to it in order to operate the Franchised Restaurant. Any information, knowledge, know-how, and techniques that we designate as confidential will be deemed "confidential" for purposes of the Franchise Agreement and the Area Development Agreement. However, this will not include information that you can show came to your attention before we disclosed it to you; or that at any time became a part of the public domain, through publication or communication by others having the right to do so.

In addition, we may require you, your Designated Principal, other owners, managers, and your employees with access to confidential information to sign confidentiality and non-competition

agreements. Each of these covenants must provide that the person signing will maintain the confidentiality of information that they receive in their employment or affiliation with you or the Franchised Restaurant. These agreements must be in a form that we find satisfactory, and must include, among other things, specific identification of our company as a third party beneficiary with the independent right to enforce the covenants. Our current forms for this agreement are included in Exhibit F to the Franchise Agreement (which is included in this Disclosure Document).

Confidential Manuals

In order to protect our reputation and goodwill and to maintain high standards of operation under our Proprietary Marks, you must conduct your business in accordance with the Manuals. We will lend you one set of our Manuals for the term of the Franchise Agreement, which you must return to us at the expiration or termination of the Franchise Agreement. The Manuals may consist of multiple volumes of printed text, computer disks, other electronic Restaurant data, videotapes, and periodic updates or bulletins that we issue to franchisees and others operating under the System. You must treat the Manuals, all supplements and revisions to the Manuals, including bulletins and the information contained in them, as confidential, and must use best efforts to maintain this information (whether in written or electronic format) as secret and confidential. You must not reproduce these materials (except for the parts of the Manuals that are meant for you to copy, which we will clearly mark as such) or otherwise make them available to any unauthorized person. The Manuals will remain our sole property. You must keep them in a secure place on the Franchised Restaurant premises.

We may revise the contents of the Manuals, and you must comply with each new or changed standard. We will notify you in writing of revisions to the Manuals. You must ensure that the Manuals are kept current at all times. If there is a dispute as to the contents of the Manuals, the terms of the master copies that we maintain at our home office will control.

ITEM 15
OBLIGATION TO PARTICIPATE IN THE ACTUAL OPERATION OF THE FRANCHISE BUSINESS

If the Designated Principal or your General Manager fails to satisfactorily complete our initial training program or if your General Manager is no longer an employee, you must designate a replacement Designated Principal or General Manager as soon as is practical, who is acceptable to us and who satisfactorily completes our training program. We may require you to reimburse our training costs (see Items 6 and 11).

Under the Franchise Agreement, you (or, if you are an entity, your Designated Principal) must be involved in the general oversight and management of the operations of the Franchised Restaurant. Additionally, you must designate either yourself, your Designated Principal (if you are an entity) or a General Manager (subject to our reasonable approval) to assume the full-time responsibility for daily supervision and operation of the Franchised Restaurant. If we determine that you or your Designated Principal does not have the necessary food service experience to manage the full-time responsibility for daily supervision and operation of the Franchised Restaurant, we will require that you hire a General Manager, subject to our reasonable approval, to assume this role. We will have the right to rely upon the Designated Principal and/or your General Manager to have the responsibility and decision-making authority regarding your business and operations.

Under the Area Development Agreement, you (or, if you are an entity, your Designated Principal) must be involved in the general oversight and management of the development of the Franchised Restaurants, as well as the operations of the Franchised Restaurants that are developed under the Area

Development Agreement. We will have the right to rely upon the Designated Principal to have the responsibility and decision-making authority regarding your business and operations.

Under both the Franchise Agreement and the Area Development Agreement, if you are other than an individual, we may require that your owners personally sign a guaranty (in the forms included as Exhibit D to the Franchise Agreement and Exhibit C to the Area Development Agreement), guarantying the legal entity's obligations under that agreement. Additionally, you or your owners and your employees with access to confidential information or who have received training may be required to sign agreements to maintain confidentiality and not compete with businesses under the System (our current forms for this agreement are included in Exhibit F and Exhibit G to the Franchise Agreement). See Items 14 and 17 for a description of these obligations.

ITEM 16
RESTRICTIONS ON WHAT THE FRANCHISEE MAY SELL

You may sell and provide only products and services that we have approved in writing and which conform to our standards and specifications (see also Item 8 above). We have the right, without limit, to change the types of authorized products and services. You must carry and sell all Products that we approve and specify to be offered by all Handam BBQ Restaurants, unless we otherwise provide our written approval.

You may only sell to retail customers at or from the Approved Location. All sales must be: (1) face-to-face, for customer consumption on the premises of the Franchised Restaurant; (2) face-to-face, for customer carry-out or take-away consumption; or (3) online through an approved delivery supplier, for delivery to customer within your territory. Customer orders made online for delivery must conform to our current standards and requirements for delivery. This may include using only approved suppliers and certain approved POS systems for managing deliveries. If you wish to engage in off-premises catering activities, you may apply in writing for our approval to do so. If we provide our approval, you may engage in these activities provided that you comply with the programs, policies terms, and conditions that we may establish from time to time. Additionally, you may not engage in any other type of sale, offer to sell, or distribution of Products, except with our prior written consent. For example, you may not sell products by catalog, mailing, toll free numbers, or online other than as approved by Us.

You must not use the Franchised Restaurant for any other business or operation or for any other purpose or activity at any time without first obtaining our prior written consent. You must keep the Franchised Restaurant open and in normal operation for the minimum hours and days as we may specify. You must operate the Franchised Restaurant in strict conformity with the methods, standards, and specifications as we prescribe in the Manuals or in writing.

ITEM 17
RENEWAL, TERMINATION, TRANSFER AND DISPUTE RESOLUTION

This table lists certain important provisions of the franchise and related agreements. You should read these provisions in the agreements attached to this Disclosure Document.

THE FRANCHISE RELATIONSHIP

Under the Franchise Agreement

	Provision	Section(s) in Franchise Agreement	Summary
a	Length of the franchise term	Section 2.1	10 years.
b	Renewal or extension of the term	Section 2.2	One renewal term of 10 years.
c	Requirements for franchisee to renew or extend	Section 2.2	Notice, satisfaction of monetary obligations, compliance with Franchise Agreement, mutual release, sign new Franchise Agreement, pay renewal fee, and others; see Sections 2.2.1 - 2.2.10 in Franchise Agreement. If you seek to renew your franchise at the expiration of the initial term or any renewal term, you will be asked to sign a new Franchise Agreement that may contain terms and conditions materially different from those in your previous Franchise Agreement, such as different fee requirements and different territorial rights.
d	Termination by franchisee	None	
e	Termination by franchisor without cause	None	
f	Termination by franchisor with cause	Section 16	Default under Franchise Agreement, bankruptcy, abandonment, and other grounds; see Section 16 of the Franchise Agreement. Under the U.S. Bankruptcy Code, we may not be able to terminate the agreement merely because of a bankruptcy filing.
g	"Cause" defined – defaults which can be cured	Sections 16.3 and 16.4	All other defaults not specified in Sections 16.1 and 16.2 of the Franchise Agreement
h	"Cause" defined – non-curable defaults	Sections 16.1 and 16.2	Bankruptcy, abandonment, conviction of felony, and others; see Section 16.2 of the Franchise Agreement. Under the U.S. Bankruptcy Code, we may be unable to terminate the agreement merely because you make a bankruptcy filing.
i	Franchisee's obligations on termination/non-renewal	Section 17	Cease operating the Franchised Restaurant, payment of amounts due, and others; see Section 17.1 – 17.11 of the Franchise Agreement.

Provision	Section(s) in Franchise Agreement	Summary
j Liquidated Damages	Section 17.11	Upon Termination of the Franchise Agreement, You must remit an amount equal to twenty-four (24) times the average monthly Royalty Fee.
k Assignment of contract by franchisor	Section 15.1	There are no limits on our right to assign the Franchise Agreement.
l "Transfer" by franchisee - defined	Section 15.2	Includes transfer of any interest.
m Franchisor approval of transfer by franchisee	Section 15.2	We have the right to approve transfers and can apply standards to determine whether the proposed transferee meets our requirements for a new franchisee.
n Conditions for franchisor approval of transfer	Sections 15.3 and 15.4	Release, signature of new Franchise Agreement, payment of transfer fee, and others; see Sections 15.3. and 15.4 of the Franchise Agreement.
o Franchisor's right of first refusal to acquire franchisee's business	Section 15.6	We can match any offer.
p Franchisor's option to purchase franchisee's business	Section 17.9	Franchisor has the option to purchase from Franchisee any and all of the furnishings, equipment, signs, fixtures, supplies, or inventory of Franchisee at lesser of cost or fair market value.
q Death or disability of franchisee	Sections 15.7 and 15.8	Your estate must transfer your interest in the Franchised Restaurant to a third party we have approved, within a year after death or six months after the onset of disability.
r Non-competition covenants during the term of the franchise	Sections 18.2 and 18.5	Includes prohibition on engaging in any other business offering similar products, and soliciting or diverting customers to other businesses, and others; see Section 18.2 of the Franchise Agreement.
s Non-competition covenants after the franchise is terminated or expires	Sections 18.3 and 18.5	Includes a two year prohibition similar to "r" (above), within the Territory, or within 25 miles of any Handam BBQ Restaurant then-operating under the System anywhere.
t Modification of the agreement	Section 25	Must be in writing signed by both parties.

Provision	Section(s) in Franchise Agreement	Summary
u Integration/merger clause	Section 25	Only the final written terms of the Franchise Agreement are binding.
v Dispute resolution by arbitration or mediation	Section 27.2 and 27.3	Except for certain claims, we and you must first mediate, and if unsuccessful arbitrate, all disputes at a location within 5 miles of our then current principal place of business. (Currently in Houston, Texas.)
w Choice of forum[1]	Section 27.4	All mediations, arbitrations and litigation proceedings must be conducted in the city of our then current principal place of business. (Currently in Houston, Texas.) This provision may be subject to applicable state laws.
x Choice of law[1]	Section 27.1	Texas. This provision may be subject to applicable state laws.

Note 1: These provisions may be subject to applicable state law.

<u>Under the Area Development Agreement</u>

Provision	Section(s) in Area Development Agreement	Summary
a Length of the franchise term	Section 2 and Exhibit A	Last date in Development Schedule
b Renewal or extension of the term	None	
c Requirements for area developer to renew or extend	None	
d Termination by area developer	None	
e Termination by franchisor without cause	None	
f Termination by franchisor with cause	Section 6	We can terminate if you default.
g "Cause" defined – curable defaults	Sections 6.3 and 6.4	All other defaults not specified in Sections 6.1 and 6.2 of Area Development Agreement.
h "Cause" defined – non-curable defaults	Sections 6.1 and 6.2	Bankruptcy, termination of any individual Franchise Agreement for a Franchised Restaurant operated by you or a person or entity affiliated with you, conviction of felony, and improper transfer.

Provision	Section(s) in Area Development Agreement	Summary
i Area developer's obligations on termination/non-renewal	Section 6.6	Cease establishing or operating Franchised Restaurants under the System for which Franchise Agreements have not been signed at the time of termination and compliance with covenants.
j Assignment of contract by franchisor	Section 7.1	There are no limits on our right to assign the Area Development Agreement.
k "Transfer" by area developer – defined	Section 7.2	Includes a transfer of an interest in the Area Development Agreement, developer entity, or any material asset of your business.
l Franchisor approval of transfer by area developer	Section 7.2	We have the right to approve transfers.
m Conditions for franchisor's approval of transfer	Sections 7.2 and 7.3	Any of the conditions for transfer described in the Franchise Agreement executed pursuant to the Area Development Agreement that we deem applicable, and simultaneous transfer of Franchise Agreements executed pursuant to the Area Development Agreement.
n Franchisor's right of first refusal to acquire area developer's business	None	
o Franchisor's option to purchase area developer's business	None	
p Death or disability of area developer	None	
q Non-competition covenants during the term of the franchise	Section 8.2	Includes prohibition on engaging in any other business offering similar products, and soliciting or diverting customers to other businesses.
r Non-competition covenants after the franchise is terminated or expires	Section 8.3	Includes a two year prohibition similar to "q" (above), within the Development Area, or within 25 miles of any Handam BBQ Restaurant then-operating under the System located anywhere.
s Modification of the agreement	Section 15	Must be in writing signed by both parties.
t Integration/merger clause	Section 15	Only the final written terms of the Area Development Agreement are binding.

Provision	Section(s) in Area Development Agreement	Summary
u Dispute resolution by arbitration or mediation	Section 16.2 and 16.3	Except for certain claims, we and you must first mediate, and if unsuccessful arbitrate, all disputes at a location within 5 miles of our then current principal place of business. (Currently in Houston, Texas.)
v Choice of forum	Section 16.4	All mediations, arbitrations and litigation proceedings must be conducted in the city of our then current principal place of business. (Currently in Houston, Texas.) This provision may be subject to applicable state laws.
w Choice of law	Section 16.1	Texas. This provision may be subject to applicable state laws.

The provision of the Franchise Agreement or Area Development Agreement that provides for termination upon your bankruptcy may not be enforceable under federal bankruptcy law (11 U.S.C. Section 101 et seq.).

See Exhibit 2, the State Specific Addendum, for special state disclosures.

ITEM 18
PUBLIC FIGURES

We do not use any public figure to promote our franchise.

ITEM 19
FINANCIAL PERFORMANCE REPRESENTATIONS

The FTC's Franchise Rule permits a franchisor to provide information about the actual or potential financial performance of its franchised and/or franchisor-owned outlets, if there is a reasonable basis for the information, and if the information is included in the Disclosure Document. Financial performance information that differs from that included in Item 19 may be given only if: (1) a franchisor provides the actual records of an existing outlet you are considering buying; or (2) a franchisor supplements the information provided in this Item 19, for example, by providing information about possible performance at a particular location or under particular circumstances.

We do not make any financial performance representations or representations about a franchisee's future financial performance or the past financial performance of Company-Owned or Franchised outlets. We also do not authorize our employees or representatives to make any such representations either orally or in writing other than these figures disclosed in this Disclosure Document. If you are purchasing an existing outlet, however, we may provide you with the actual records of that outlet. If you receive any other financial performance information or projections of your future income, you should report it to the Franchisor's management by contacting: David Lee, (281)968-8850 Dlee@AllStarFranchise.com and the Federal Trade Commission, and the appropriate state regulatory agencies.

WE SPECIFICALLY INSTRUCT OUR SALES PERSONNEL, AGENTS AND EMPLOYEES (INCLUDING OFFICERS, DIRECTORS, AND MANAGERS) THAT THEY MAY NOT MAKE ANY REPRESENTATIONS OR STATEMENTS, EXPRESSLY OR BY IMPLICATION, AS TO A SPECIFIC LEVEL OR RANGE OF ACTUAL OR POTENTIAL EARNINGS, SALES OR PROFITS, OR PROSPECTS OR CHANCES OF SUCCESS OF A HANDAM BBQ RESTAURANT OTHER THAN WHAT IS STATED IN THIS ITEM 19. THEY ARE NOT AUTHORIZED TO REPRESENT OR ESTIMATE DOLLAR FIGURES AS TO A UNIT'S OPERATION. EXCEPT AS PROVIDED BY APPLICABLE LAW, WE WILL NOT BE BOUND BY ALLEGATIONS OF ANY UNAUTHORIZED REPRESENTATION AS TO EARNINGS, SALES, PROFITS, OR PROSPECTS OR CHANCES FOR SUCCESS, AND YOU WILL BE REQUIRED TO ACKNOWLEDGE THAT YOU HAVE NOT RELIED ON ANY SUCH REPRESENTATION IN PURCHASING YOUR HANDAM BBQ RESTAURANT FRANCHISE.

ITEM 20
OUTLETS AND FRANCHISEE INFORMATION

System-wide Outlet Summary
For years 2018, 2019, and 2020

Outlet Type	Year	Outlets at the Start of the Year	Outlets at the End of the Year	Net Change
Franchised	2018	0	0	-
	2019	0	0	-
	2020	0	0	-
Company-Owned or Affiliate-Owned	2018	0	0	-
	2019	0	0	-
	2020	0	1	+1
Total Outlets	2018	0	0	-
	2019	0	0	-
	2019	0	1	+1

Transfers of Outlets from Franchisees to New Owners (other than the Franchisor)
For years 2018, 2019, and 2020

State	Year	Number of Transfers
Texas	2018	0
	2019	0
	2020	0
Total	2018	0
	2019	0
	2020	0

Status of Franchised Outlets
For years 2018, 2019, and 2020

State	Year	Outlets at Start of Year	Outlets Opened	Termina-tions	Non-Renewals	Reacquired by Franchisor	Ceased Operations – Other Reasons	Outlets at End of the Year
Texas	2018	0	0	0	0	0	0	0
	2019	0	0	0	0	0	0	0
	2020	0	0	0	0	0	0	0
Totals	2018	0	0	0	0	0	0	0
	2019	0	0	0	0	0	0	0
	2020	0	0	0	0	0	0	0

Status of Company-Owned or Affiliate-Owned Outlets
For years 2018, 2019, and 2020

State	Year	Outlets at Start of Year	Outlets Opened	Outlets Reacquired from Franchisee	Outlets Closed	Outlets Sold to Franchisee	Outlets at End of the Year
Texas	2018	0	0	0	0	0	0
	2019	0	0	0	0	0	0
	2020	0	1	0	0	0	1
Totals	2018	0	0	0	0	0	0
	2017	0	0	0	0	0	0
	2020	0	1	0	0	0	1

Projected Openings as of October 1, 2021

State	Franchise Agreements Signed but Outlet Not Opened	Projected New Franchised Outlets in the Next Fiscal Year	Projected New Company-Owned or Affiliate-Owned Outlets in the Next Fiscal Year
Texas	0	0	0
Total	0	0	0

Current Area Developers by State as of December 31, 2020

State	Year	Number of Area Developers
Texas	2018	0
	2019	0
	2020	0
Total	2018	0
	2019	0
	2020	0

All numbers are as of December 31st for each year, unless otherwise noted.

A list of the names of all franchisees and area developers and the addresses and telephones numbers of their franchises will be provided in Exhibit 6 to this Disclosure Document when applicable.

The name, city, state and current business telephone number (or if unknown, the last known home telephone number) of every franchisee or area developer who had a franchise terminated, cancelled, not renewed or otherwise voluntarily or involuntarily ceased to do business under the Franchise Agreement during the most recently completed fiscal year or who has not communicated with us within 10 weeks of the issuance date of this Disclosure Document will be listed on Exhibit 7 to this Disclosure Document when applicable. **If you buy this franchise, your contact information may be disclosed to other buyers when you leave the franchise system.**

During the last three fiscal years, we have not signed any confidentiality clauses with current or former franchisees which would restrict them from speaking openly with you about their experience with us.

ITEM 21
FINANCIAL STATEMENTS

Attached to this Disclosure Document as Exhibit 8 is the unaudited opening balance sheet for August 1, 2021, per the phase-in provision of the FTC Franchise Rule since we have not been in existence long enough to provide fully audit financials for a three-year period.

ITEM 22
CONTRACTS

The following contracts are attached to this Disclosure Document:

Exhibit 3 – Franchise Agreement, including the following agreements:

- Guaranty (as Exhibit C)
- Authorization for Prearranged Payments (as Exhibit D)
- Non-Disclosure and Non-Compete Agreement for Principals (as Exhibit E)
- Non-Disclosure and Non-Compete Agreement for Employees (as Exhibit F)
- Social Media & Telephone Number Assignment and Power of Attorney (as Exhibit G)
- ADA Certification (as Exhibit H)
- Lease Terms (Exhibit I)
- Franchisee Disclosure Acknowledgment Statement (as Exhibit J)
- Franchise Agreement State Addenda (Exhibit K)

Exhibit 4 – Area Development Agreement, including the following agreements:

- Guaranty Indemnification and Acknowledgment (as Exhibit C)
- Area Developer Certification (as Exhibit E)
- Area Development State Addenda (Exhibit F)

ITEM 23
RECEIPT

Two copies of an acknowledgment of your receipt of this Disclosure Document appear at the end of the Disclosure Document. Please return one signed copy to us and retain the other for your records.

EXHIBIT 1
STATE ADMINISTRATORS/AGENTS FOR SERVICE OF PROCESS

CALIFORNIA Department of Financial Protection and Innovation 320 West 4th Street, Suite 750 Los Angeles, CA 90013 (213) 576-7500 Toll Free (866) 275-2677 1515 K Street, Suite 200 Sacramento, CA 95814 (916) 445-7205 1350 Front Street San Diego, CA 92101 (619) 525-4233 71 Stevenson Street, Suite 2100 San Francisco, CA 94105 (415) 972-8559 Agent: California Commissioner of Financial Protection and Innovation	**CONNECTICUT** State of Connecticut Department of Banking Securities & Business Investments Division 260 Constitution Plaza Hartford, CT 06103-1800 (860) 240-8230 Agent: Banking Commissioner
HAWAII Commissioner of Securities Department of Commerce and Consumer Affairs 335 Merchant Street Honolulu, Hawaii 96813 (808) 586-2744 Agent: Commissioner of Securities of the Department of Commerce and Consumer Affairs	**ILLINOIS** Franchise Division Office of Attorney General 500 South Second Street Springfield, Illinois 62706 (217) 782-4465 Agent: Illinois Attorney General
INDIANA Franchise Section Indiana Securities Division Room E-111 302 West Washington Street Indianapolis, Indiana 46204 (317) 232-6681 Agent: Indiana Secretary of State Indiana Securities Division 201 State House 200 West Washington Street Indianapolis, IN 46204 (317) 232-6531	**MARYLAND** Office of the Attorney General Securities Division 200 St. Paul Place Baltimore, Maryland 21202-2020 (410) 576-6360 Agent: Maryland Securities Commissioner

MICHIGAN	MINNESOTA
Consumer Protection Division Antitrust and Franchise Unit Michigan Department of Attorney General 670 Law Building Lansing, Michigan 48913 (517) 373-7177 Agent: Michigan Department of Commerce Corporations and Securities Bureau P.O. Box 30054 6546 Mercantile Way Lansing, Michigan 48909	Minnesota Department of Commerce 85 7th Place East, Suite 500 St. Paul, Minnesota 55101-2198 (651) 296-6328 Agent: Minnesota Commissioner of Commerce
NEBRASKA	**NORTH CAROLINA**
Nebraska Department of Banking and Finance 1200 N Street P.O. Box 95006 Lincoln, Nebraska 68509-5006	Department of the Secretary of State PO Box 29622 Raleigh, NC 27626-0622
NEW YORK	**NORTH DAKOTA**
Bureau of Investor Protection and Securities New York State Department of Law 23rd Floor 120 Broadway New York, New York 10271 (212) 416-8211 Agent: New York Secretary of State 99 Washington Avenue Albany, New York 12231 (518) 474-4750	Office of Securities Commissioner Fifth Floor 600 East Boulevard Bismarck, North Dakota 58505 (701) 328-2910 Agent: North Dakota Securities Commissioner
OREGON	**RHODE ISLAND**
Department of Insurance and Finance Corporate Securities Section Labor and Industries Building Salem, Oregon 97310 (503) 378-4387 Agent: Director of Oregon Department of Insurance and Finance	Division of Securities Suite 232 233 Richmond Street Providence, Rhode Island 02903 (401) 222-3048 Agent: Director of Rhode Island Department of Business Regulation

SOUTH DAKOTA	TEXAS
Division of Securities c/o 118 West Capitol Pierre, South Dakota 57501 (605) 773-4013 Agent: Director of South Dakota Division Securities	David Lee Handam Franchise Group, LLC A Texas limited liability company 3200 Wilcrest Dr., Suite 275 Houston, Texas 77042 (281)968-8850 Dlee@AllStarFranchise.com
VIRGINIA State Corporation Commission Division of Securities and Retail Franchising 1300 East Main Street, 9th Floor Richmond, Virginia 23219 (804) 371-9051 Agent: Clerk of the State Corporation Commission	**WASHINGTON** Director Department of Financial Institutions Securities Division P.O. Box 9033 Olympia, Washington 98507 (360) 902-8760 Agent: Securities Administrator, Director of Department of Financial Institutions General Admin. Bldg., 3rd Floor 210-11th Avenue, S.W. Olympia, Washington 98504
WISCONSIN Securities and Franchise Registration Wisconsin Securities Commission 345 West Washington Street, 4th Floor Madison, Wisconsin 53703 (608) 266-3431 Agent: Wisconsin Commissioner of Securities	

EXHIBIT 2
STATE SPECIFIC ADDENDUM

We are required to provide you with additional information as a condition of registering our franchise offering in certain states. The additional disclosures, **if required**, are set out below. These additional disclosures apply only if the jurisdictional requirements of the applicable state franchise law are met.

[see attached]

ADDENDUM TO THE HANDAM FRANCHISE GROUP, LLC
DISCLOSURE DOCUMENT FOR CALIFORNIA

1. Item 5 is amended to state that the initial franchise fee and all other payments due to Us before you open your Restaurant will be deferred until we satisfy all of our pre-opening obligations to you and you open for business.

2. Item 2 is hereby amended by the addition of the following language to the original language to that appears therein: Neither We nor any person identified in this Item 2 is subject to any currently effective order of any national securities association or national securities exchange, as defined in the Securities Exchange Act of 1934, 15 U.S.C.A. 78a et, seq., suspending or expelling the persons from membership in that association of exchange.

3. Item 17 is hereby amended by the addition of the following language to the original language that appears therein:

California Business and Professions Code Sections 20000 through 20043 provide rights to Franchisee concerning termination, transfer, or nonrenewal of a franchise. If the Franchise Agreement contains a provision that is inconsistent with the law, the law will control. The Franchise Agreement provides for termination on bankruptcy. This provision may not be enforceable under federal bankruptcy law (11 U.S.C.A. Sec. 101 et seq.).

The Franchise Agreement contains covenants not to compete which extend beyond expiration or termination of the Agreements. These provisions may not be enforceable under California law.

The Franchise Agreement may contain waivers of compliance with California franchise law, waiver of punitive damages, or waiver of jury trial. These provisions may not be enforceable under California Law.

The California Corporations Code, Section 31125 requires Franchisor to give Franchisee a Disclosure Document, approved by the Department of Business Oversight, prior to a solicitation of a proposed material modification of an existing Franchise.

If the Franchise Agreement contains a liquidated damages clause, under California Civil Code Section 1671, certain liquidated damages clauses are unenforceable.

The Franchise Agreement requires the application of the laws of Texas. This provision may be unenforceable under California Law.

You must sign a general release if you renew or transfer your franchise. California Corporations Code Sec. 31512 voids a waiver of your rights under the Franchise Investment Law (California Corporations Code Sections 31000 through 31516). California Business and Professions Code Sec. 20010 voids a waiver of your rights under the Franchise Relations Act (Business and Professions Code Sections 20000 through 20043).

4. FRANCHISOR’S WEBSITE HAS NOT BEEN REVIEWED OR APPROVED BY

THE CALIFORNIA DEPARTMENT OF BUSINESS OVERSIGHT. ANY COMPLAINTS CONCERNING THE CONTENTS OF THIS WEBSITE MAY BE DIRECTED TO THE CALIFORNIA DEPARTMENT OF BUSINESS OVERSIGHT AR WWW.DFPI.CA.GOV.

5. THE CALIFORNIA FRANCHISE INVESTMENT LAW REQUIRES THAT A COPY OF ALL PROPOSED AGREEMENTS RELATING TO THE SALE OF THE FRANCHISE BE DELIVERED TOGETHER WITH THE DISCLOSURE DOCUMENT.

6. THIS FRANCHISE HAS BEEN REGISTERED UNDER THE FRANCHISE INVESTMENT LAW OF THE STATE OF CALIFORNIA. SUCH REGISTRATION DOES NOT CONSTITUTE APPROVAL, RECOMMENDATION OR ENDORSEMENT BY THE COMMISSIONER OF BUSINESS OVERSIGHT NOR A FINDING BY THE COMMISSIONER THAT THE INFORMATION HEREIN IS TRUE, COMPLETE AND NOT MISLEADING.

7. As to any state law described in this Addendum that declares void or unenforceable any provision contained in the Franchise Agreement, Franchisor reserves the right to challenge the enforceability of the state law by, among other things, bringing an appropriate legal action or by raising the claim in a legal action or arbitration that you have initiated.

ADDENDUM TO THE HANDAM FRANCHISE GROUP, LLC DISCLOSURE DOCUMENT FOR MICHIGAN

THE STATE OF MICHIGAN PROHIBITS CERTAIN UNFAIR PROVISIONS THAT ARE SOMETIMES IN FRANCHISE DOCUMENTS. IF ANY OF THE FOLLOWING PROVISIONS ARE IN THESE FRANCHISE DOCUMENTS, THE PROVISIONS ARE VOID AND CANNOT BE ENFORCED AGAINST YOU:

(A) A PROHIBITION ON THE RIGHT OF A FRANCHISEE TO JOIN AN ASSOCIATION OF FRANCHISEES.

(B) A REQUIREMENT THAT A FRANCHISE ASSENT TO A RELEASE, ASSIGNMENT, NOVATION, WAIVER, OR ESTOPPEL WHICH DEPRIVES A FRANCHISEE OF RIGHTS AND PROTECTIONS PROVIDED IN THIS ACT. THIS SHALL NOT PRECLUDE A FRANCHISEE, AFTER ENTERING INTO A FRANCHISE AGREEMENT, FROM SETTLING ANY AND ALL CLAIMS.

(C) A PROVISION THAT PERMITS A FRANCHISOR TO TERMINATE A FRANCHISE PRIOR TO THE EXPIRATION OF ITS TERM EXCEPT FOR GOOD CAUSE. GOOD CAUSE SHALL INCLUDE THE FAILURE OF THE FRANCHISEE TO COMPLY WITH ANY LAWFUL PROVISION OF THE FRANCHISE AGREEMENT AND TO CURE SUCH FAILURE AFTER BEING GIVEN WRITTEN NOTICE THEREOF AND A REASONABLE OPPORTUNITY, WHICH IN NO EVENT NEED BE MORE THAN 30 DAYS; TO CURE SUCH FAILURE.

(D) A PROVISION THAT PERMITS A FRANCHISOR TO REFUSE TO RENEW A FRANCHISE WIHTOUT FAIRLY COMPENSATING THE FRANCHISEE BY REPURCHASE OR OTHER MEANS FOR THE FAIR MARKET VALUE, AT THE TIME OF EXPIRATION, OF THE FRANCHISEE'S INVENTORY, SUPPLIES, EQUIPMENT, FIXTURES, AND FURNISHINGS. PERSONALIZED MATERIAL WHICH HAVE NO VALUE TO THE FRANCHISOR AND INVENTORY, SUPPLIES, EQUIPMENT, FIXTURES, AND FURNISHINGS NOT REASONABLY REQUIRED IN THE CONDUCT OF THE FRANCHISED BUSINESS ARE NOT SUBJECT TO COMPENSATION. THIS SUBSECTION APPLIES ONLY IF (i) THE TERM OF THE FRANCHISE IS LESS THAN 5 YEARS; AND (ii) THE FRANCHISEE IS PROHIBITED BY THE FRANCHISE OR OTHER AGREEMENT FROM CONTINUING TO CONDUCT SUBSTANTIALLY THE SAME BUSINESS UDER ANOTHER TRADEMARK, SERVICE MARK, TRADE NAME, LOGOTYPE, ADVERTISING, OR OTHER COMMERCIAL SYMBOL IN THE SAME AREA SUBSEQUENT TO THE EXPIRATION OF THE FRANCHISE OR THE FRANCHISEE DOES NOT RECEIVE AT LEAST 6 MONTHS ADVANCE NOTICE OF FRANCHISOR'S INTENT NOT TO RENEW THE FRANCHISE.

(E) A PROVISION THAT PERMITS THE FRANCHISOR TO REFUSE TO RENEW A FRANCHISE ON TERMS GENERALLY AVAILABLE TO OTHER FRANCHISEES OF THE SAME CLASS OR TYPE UNDER SIMILAR CIRCUMSTANCES. THIS SECTION DOES NOT REQUIRE A RENEWAL PROVISION.

(F) A PROVISION REQUIRING THAT ARBITRATION OR LITIGATION BE CONDUCTED OUTSIDE THIS STATE. THIS SHALL NOT PRECLUDE THE FRANCHISEE FROM ENTERING INTO AN AGREEMENT, AT THE TIME OF ARBITRATION, TO CONDUCT ARBITRATION AT A LOCATION OUTSIDE OF THIS STATE.

(G) A PROVISION WHICH PERMITS A FRANCHISOR TO REFUSE TO PERMIT A TRANSFER OF OWNERSHIP, EXCEPT FOR GOOD CAUSE. THIS SUBDIVISION DOES NOT PREVENT FRANCHISOR FROM EXERCISING A RIGHT OF FIRST REFUSAL TO PURCHASE THE FRANCHISE. GOOD CAUSE SHALL INCLUDE, BUT NOT LIMITED TO:

(i) THE FAILURE OF THE PROPOSED FRANHCISEE TO MEET THE FRANCHISOR'S THEN CURRENT REASONABLE QUALIFICATIONS OR STANDARDS.

(ii) THE FACT THAT THE PROPOSED TRANSFEREE IS A COMPETITOR OF THE FRANCHISOR OR SUBFRANCHISOR.

(iii) THE UNWILLINGNESS OF THE PROPOSED TRANSFEREE TO AGREE IN WRITING TO COMPLY WITH ALL LAWFUL OBLIGATIONS.

(iv) THE FAILURE OF THE FRANCHISEE OR PROPOSED TRANSFEREE TO PAY ANY SUMS OWING TO THE FRANCHISOR OR TO CURE ANY DEFAULT IN THE FRANCHISE AGREEMENT EXISTING AT THE TIME OF THE PROPOSED TRANSFER.

(H) A PROVISION THAT REQUIRES THE FRANCHISEE TO RESELL TO THE FRANCHISOR ITEMS THAT ARE NOT UNIQUELY IDENTIFIED WITH THE FRANCHISOR. THIS SUBDIVISION DOES NOT PROHIBIT A PROVISION THAT FRANTS TO A FRANCHISOR A RIGHT OF FIRST REFUSAL TO PURCHASE THE ASSETS OF A FRANCHISE ON THE SAME TERMS AND CONDITIONS AS A BONA FIDE THIRD PARTY WILLING AND ABLE TO PURCHASE THOSE ASSETS, NOR DOES THIS SUBDIVISION PROHIBIT A PROVISION THAT GRANTS THE FRANCHISOR THE RIGHT TO ACQUIRE THE ASSETS OF A FRANCHISE FOR THE MARKET OR APPRAISED VALUE OF SUCH ASSETS IF THE FRANCHISEE HAS BREACHED THE LAWFUL PROVISIONS OF THE FRANCHISE AGREEMENT AND HAS FAILED TO CURE THE BREACH IN THE MANNER PROVIDED IN SUBDIVISION (C).

(I) A PROVISION WHICH PERMITS THE FRANCHISOR TO DIRECTLY OR INDIRECTLY CONVEY, ASSIGN, OR OTHERWISE TRANSFER ITS OBLIGATIONS TO FULFILL CONTRACTUAL OBLIGATIONS TO THE FRANCHISEE UNLESS PROVISION HAS BEEN MADE FOR PROVIDING THE REQUIRED CONTRACTUAL SERVICES.

THE FACT THAT THERE IS A NOTICE OF THIS OFFERING ON FILE WITH THE ATTORNEY GENERAL DOES NOT CONSTITUTE APPROVAL, RECOMMENDATION OR ENDORSEMENT BY THE ATTORNEY GENERAL.

IF FRANCHISOR'S MOST RECENT FINANCIAL STATEMENTS ARE UNAUDITED AND SHOW A NET WORTH OF LESS THAN $100,000.00, THE FRANCHISOR MUST, AT THE REQUEST OF THE FRANCHISEE, ARRANGE FOR THE ESCROW OF INITIAL INVESTMENT AND OTHER FUNDS PAID BY THE FRANCHISEE UNTIL THE OBLIGATIONS TO PROVIDE REAL ESTATE, IMPROVEMENTS, EQUIPMENT, INVENTORY, TRAINING, OR OTHER ITEMS INCLUDED IN THE FRANCHISE OFFERING ARE FULFILLED. AT THE OPTION OF THE FRANCHISOR, A SURETY BOND MAY BE PROVIDED IN PLACE OF ESCROW.

THE NAME AND ADDRESS OF THE FRANCHISOR'S AGENT IN THIS STATE AUTHORIZED TO RECEIVE SERVICE OF PROCESS IS MICHIGAN DEPARTMENT OF COMMERCE,

CORPORATION AND SECURITIES BUREAU, 6546 MERCANTILE WAY, PO BOX 30222, LANSING, MICHIGAN 48910.

ANY QUESTIONS REGARDING THIS NOTICE SHOULD BE DIRECTED TO: DEPARTMENT OF THE ATTORNEY GENERAL'S OFFICE, CONSUMER PROTECTION DIVISION, ATTN: FRANCHISE, 670 MENNEN WILLIAMS BUILDING, LANSING MICHIGAN 48913.

EXHIBIT 3
FRANCHISE AGREEMENT

[see attached]

HANDAM FRANCHISE GROUP, LLC

FRANCHISE AGREEMENT

____

FRANCHISEE

____

TRADE AREA

____

APPROVED LOCATION

____

EFFECTIVE DATE OF AGREEMENT

Table of Contents Page

FRANCHISE AGREEMENT

THIS FRANCHISE AGREEMENT (the "**Agreement**") is made and entered into on this day of ______________, 20___ (the "**Effective Date**"), by and between:

- Handam Franchise Group, LLC, a Texas limited liability company, whose principal place of business is 3200 Wilcrest, Suite 275, Houston, Texas 77042 ("**Franchisor**"); and

- ____a [resident of] [corporation organized in] [limited liability company organized in] *[select one]*, having offices at ____ ____ ____ ("**Franchisee**").

BACKGROUND:

A. Franchisor owns a format and system (the "**System**") relating to the establishment and operation of Restaurants, which operate at retail locations that display Franchisor's interior and exterior trade dress and feature and operate under the Proprietary Marks (as defined below) (each a "**Handam BBQ Restaurant**"). Handam BBQ Restaurants are designed using Franchisor's interior trade dress to be welcoming and comfortable for customers, and offer Korean style barbecue served to customers over a smokeless charcoal grill for a customized dining experience under the name "Handam BBQ." A Handam BBQ Restaurant operates using Franchisor's proprietary recipes, formulae and techniques ("**Proprietary Products**"), as well as other non-proprietary food, beverage, and other compatible items designated by Franchisor from time to time (collectively, "**Products**").

B. The distinguishing characteristics of the System include distinctive exterior and interior design, decor, color schemes, fixtures, and furnishings; recipes, standards and specifications for products, equipment, materials, and supplies; uniform standards, specifications, and procedures for operations; purchasing and sourcing procedures; procedures for inventory and management control; training and assistance; and marketing and promotional programs; all of which may be changed, improved, and further developed by Franchisor from time to time.

C. The System is identified by means of certain indicia of origin, emblems, trade names, service marks, logos, and trademarks, including applications and/or registrations therefor, as are now designated and may hereafter be designated by Franchisor in writing for use in connection with the System including the marks "Handam BBQ" and other marks (the "**Proprietary Marks**"). The owner of the Proprietary Marks is Handam Franchise Group, LLC, a Texas limited liability company.

D. Franchisee desires to enter into the business of operating a Restaurant as a Handam BBQ Restaurant under the System and using the Proprietary Marks, and wishes to enter into this Agreement with Franchisor for that purpose, and to receive the training and other assistance provided by Franchisor in connection therewith.

E. Franchisee acknowledges that it has read this Agreement and the Franchisor's Franchise Disclosure Document and that it understands and accepts the terms, conditions and covenants contained in this Agreement as being reasonably necessary to maintain the Franchisor's high standards of quality

and service and the uniformity of those standards at all Handam BBQ Restaurants in order to protect and preserve the goodwill of the Proprietary Marks.

F. Franchisee has applied for a franchise to own and operate a Handam BBQ Restaurant at the location identified in Exhibit A, and such application has been approved by the Franchisor in reliance upon all of the representations made herein.

NOW, THEREFORE, the parties agree as follows:

GRANT

.1 **Grant and Acceptance**. Franchisor grants to Franchisee the right, and Franchisee hereby undertakes the obligation, upon the terms and conditions set forth in this Agreement to: (a) establish and operate a Handam BBQ Restaurant (the "**Franchised Restaurant**"), (b) use, only in connection therewith, the Proprietary Marks and the System, as they may be changed, improved, or further developed from time to time by Franchisor; and (c) operate the Franchised Restaurant only at the Approved Location (as defined in Section 1.2 below) in accordance with this Agreement.

.2 **Approved Location**. Franchisee shall develop and operate the Franchised Restaurant only at the site specified in Exhibit A to this Agreement as the "**Approved Location**". The Approved Location shall be described in Exhibit A subsequent to the execution of this Agreement, upon Franchisor's approval of the location and execution of the related lease or purchase agreement. Franchisee shall not relocate the Franchised Restaurant without Franchisor's prior written consent and/or otherwise in writing by Franchisor, as provided in Section 8.25 below.

.3 **Limit on Sales**. Franchisee's rights hereunder shall be limited to offering and selling Products at the Franchised Restaurant, and only to retail customers of the Franchised Restaurant for (a) customer consumption on the premises of the Franchised Restaurant at the Approved Location (the "**Premises**"), (b) customer carry-out consumption of Products sold at the Franchised Restaurant, and (c) off-Premises delivery or off-Premises catering activities; provided that all such activities shall be conducted only in accordance with the requirements of this Agreement and the procedures set forth in the Manuals (as defined in Section 10 below) and all applicable laws. Franchisee expressly acknowledges that it may engage in off-Premises delivery or off-Premises catering activities in accordance with such specific programs, policies, terms and conditions as Franchisor may from time to time establish. Franchisee shall not, without the prior written approval of Franchisor, engage in any other type of sale of, or offer to sell, or distribution of Products, including, but not limited to: selling, distributing or otherwise providing, any Products to third parties at wholesale, or for resale or distribution by any third party; and selling, distributing or otherwise providing any Products through catalogs, mail order, toll free numbers for delivery, or electronic means (e.g., the Internet).

.4 **Territory and Reserved Rights**. Except as otherwise provided in this Agreement, during the term of this Agreement, Franchisor shall not establish or operate, nor license any other person to establish or operate, a Handam BBQ Restaurant at any location within the territory specified in Exhibit A (the "**Territory**"). Franchisor retains the following rights, among others, on any terms and conditions Franchisor deems advisable, and without granting Franchisee any rights therein:

.4.1 To own, acquire, establish, and/or operate and license others to establish and operate, Handam BBQ Restaurants under the System at any location outside the Territory, notwithstanding their proximity to the Territory or the Approved Location or their actual or threatened impact on sales of the Franchised Restaurant;

.4.2 To own, acquire, establish and/or operate and license others to establish and operate, non-Restaurant-front businesses under the Proprietary Marks, at any location within or outside the Territory.

.4.3 To own, acquire, establish and/or operate, and license others to establish and operate, businesses under proprietary marks other than the Proprietary Marks, whether such businesses are similar to or different from the Franchised Restaurant, at any location within or outside the Territory, notwithstanding their proximity to the Territory or the Approved Location or their actual or threatened impact on sales of the Franchised Restaurant;

.4.4 To own, acquire, establish, and/or operate and license others to establish and operate, Handam BBQ Restaurants under the Proprietary Marks at Non-Traditional Sites (as defined below) at any location within or outside the Territory. As used in this Agreement, "**Non-Traditional Sites**" shall mean outlets that serve primarily the customers located within a facility, such as captive audience facilities (examples include, but are not limited to, parks charging admission, stadiums, amusement parks and centers, theaters and art centers), limited purpose facilities (examples include, but are not limited to, airports, transportation centers, food courts, in-door shopping centers, office buildings, business and industrial complexes, museums, educational facilities, hospitals, art centers, and recreational parks), limited access facilities (examples include, but are not limited to, military complexes, buyer club businesses, educational facilities, business and industrial complexes), and other types of institutional accounts;

.4.5 To sell and to distribute, directly or indirectly, or to license others to sell and to distribute, directly or indirectly, any products (including the Products) through grocery or convenience stores or through outlets that are primarily retail in nature, or through mail order, toll free numbers, or the Internet, including those products bearing Franchisor's Proprietary Marks, provided that distribution within the Territory shall not be from a Handam BBQ Restaurant established under the System that is operated from within the Territory (except from a Handam BBQ Restaurant at a Non-Traditional Site);

.4.6 To (i) acquire one or more retail businesses that are the same as, or similar to, Handam BBQ Restaurants then operating under the System (each an "**Acquired Business**"), which may be at any location within or outside the Territory, notwithstanding their proximity to the Territory or the Approved Location or their actual or threatened impact on sales of the Franchised Restaurant, and to (ii) operate and/or license others to operate any Acquired Business under its existing name or as a Handam BBQ Restaurant under the System, subject to the following conditions that apply to each Acquired Business located within the Territory:

.4.6.1 Except as provided in Section 1.4.6.2 below, and provided that Franchisee is in compliance with this Agreement and any other agreement with Franchisor, Franchisor shall offer to Franchisee the option to purchase and operate, as a Handam BBQ Restaurant, an Acquired Business that is purchased by Franchisor for operation by Franchisor or its affiliates. Franchisor shall provide Franchisee with written notice of Franchisor's purchase of the Acquired Business(es), the terms and conditions applicable to the Franchisee's option to purchase such Acquired Business(es), and such other information that Franchisor deems necessary to include in the notice. The terms and conditions offered to Franchisee shall include, without limitation, the following: (a) the purchase price will be based on Franchisor's purchase price for such Acquired Business, and if the Acquired Business was part of an Acquired System (as defined below in Section 1.4.6.2), then Franchisee's purchase price for such Acquired Business shall be determined using a ratio equal to the sales during the prior year of such Acquired Business as compared to the total sales in such prior year of all Acquired Businesses purchased by Franchisor in the same transaction; and (b) the requirement that Franchisee enter into Franchisor's

then-current form of System franchise agreement for the Acquired Business. If Franchisee does not elect to purchase, or fails to complete the purchase of, an Acquired Business, Franchisor shall have the right to operate itself, or through its affiliates or third party licensees or franchisees, the Acquired Business under any trade name, service mark, or trademarks including the Proprietary Marks.

.4.6.2 If an Acquired Business is part of a system of retail businesses that Franchisor acquires (an "**Acquired System**"), Franchisee shall have no right to purchase, and Franchisor shall not be obligated to offer Franchisee any option to purchase, any Acquired Business that is operated by a licensee or franchisee under the Acquired System. Franchisor may license such unit to be operated under any trade name or trademarks including the Proprietary Marks, and may also license to the licensee or franchisee additional units of the Acquired System that the licensee or franchisee has the right to develop and operate within the Territory.

.5 **No Territory Established**. If there is no Territory established in Exhibit A, Franchisee expressly acknowledges and agrees that Franchisor may own, acquire, establish, and/or operate and license others to establish and operate, Handam BBQ Restaurants under the System at any location, and exercise all of the rights reserved to it in Section 1.4 at any location, notwithstanding the proximity to or the actual or threatened impact on sales of the Franchised Restaurant.

TERM AND RENEWAL

.1 **Initial Term**. This Agreement shall be in effect upon its acceptance and execution by Franchisor and, except as otherwise provided herein, this Agreement shall expire ten (10) years from the Effective Date.

.2 **Renewal**. Franchisee may apply to operate the Franchised Restaurant for one (1) additional term of ten (10) years, if the following conditions are met prior to renewal:

.2.1 Franchisee shall give Franchisor written notice of Franchisee's election to renew at least six (6) months, but not more than twelve (12) months, prior to the end of the term of this Agreement;

.2.2 Franchisee shall not have any past due monetary obligations or other outstanding obligations to Franchisor and its affiliates, the approved suppliers of the System, or the lessor of the Premises;

.2.3 Franchisee shall not be in default of any provision of this Agreement, any amendment hereof or successor hereto, or any other agreement between Franchisee and Franchisor or its affiliates, the approved suppliers of the System, or the lessor of the Premises; and Franchisee shall have substantially complied with all the terms and conditions of such agreements during the terms thereof;

.2.4 Franchisee and Franchisor shall execute a mutual general release, in a form prescribed by Franchisor, of any and all claims against Franchisor and its affiliates, and their respective officers, directors, agents, and employees;

.2.5 Franchisee shall execute the then-current form of franchise agreement offered by Franchisor, which shall supersede this Agreement in all respects, and the terms of which may differ from the terms of this Agreement including, without limitation, requirements to pay additional and/or higher fees such as royalties and advertising contributions;

.2.6 Franchisee shall comply with the then-current qualification and training requirements of Franchisor;

.2.7 Franchisee shall make or provide for, in a manner satisfactory to Franchisor, such renovation and modernization of the Premises as Franchisor may reasonably require, including installation of new equipment and renovation of signs, furnishings, fixtures, and decor to reflect the then-current standards and image of the System;

.2.8 Franchisee shall present evidence satisfactory to Franchisor that Franchisee has the right to remain in possession of the Premises (or such other location acceptable to Franchisor) for the duration of the renewal term;

.2.9 Franchisee, at the time of renewal, satisfies Franchisor's standards of financial responsibility and, if requested by Franchisor, Franchisee demonstrates to Franchisor that Franchisee has sufficient financial resources and means to continue to operate the Franchised Restaurant during the renewal term.

2.2.10 Franchisee shall remit to Franchisor a renewal fee equal to one half (1/2) of the then-current initial franchise fee.

DUTIES OF FRANCHISOR

.1 **Franchisor's Prototype Plans**. Franchisor shall make available, at no charge to Franchisee, prototype design plans and specifications for the construction of a Handam BBQ Restaurant and for the exterior and interior design and layout, fixtures, furnishings, equipment, and signs. Franchisee acknowledges that such standard design plans and specifications shall not contain the requirements of any federal, state or local law, code or regulation (including without limitation those concerning the Americans with Disabilities Act (the "**ADA**") or similar rules governing public accommodations or commercial facilities for persons with disabilities), nor shall such plans contain the requirements of, or be used for, construction drawings or other documentation necessary to obtain permits or authorization to build a specific Handam BBQ Restaurant, compliance with all of which shall be Franchisee's responsibility and at Franchisee's expense. Franchisee understands and acknowledges that Franchisor has the right to modify the prototype design plans and specifications, and develop additional prototype design plans and specifications, as Franchisor deems appropriate from time to time (however Franchisor will not modify the prototype plans and specifications for the Franchised Restaurant developed pursuant to this Agreement once those prototype architectural plans and specifications have been given to Franchisee). Franchisee shall adapt the standard plans to the Franchised Restaurant's location, as provided in Section 5.3 hereof, subject to Franchisor's approval.

.2 **Initial Training**. Franchisor shall provide its initial training for operators and managers ("**Initial Training**"), as described in Section 6 of this Agreement, for up to four (4) trainees (unless this Agreement is for the fourth or subsequent Handam BBQ Restaurant being developed pursuant to an Area Development Agreement between Franchisor and Franchisee (or an affiliate of Franchisee), in which event the terms set forth in Section 6.1.3 below shall apply with respect to the pre-opening training of Franchisee, the Designated Principal and any General Manager). Franchisor shall also provide such ongoing training as it may, from time to time, deem appropriate.

.3 **Opening Training**. Franchisor shall make available to Franchisee at Franchisor's expense and at Franchisee's premises any assistance that Franchisor may deem is required, based on the experience and judgment of Franchisor, in pre-opening, opening and initial business operation of the

Franchisee's Restaurant. Such assistance will include providing Franchisees with the services of one (1) or more representative of Franchisor for supervisory assistance and guidance in connection with the opening and initial operations of the Franchised Restaurant. Franchisee acknowledges that Franchisor shall not be responsible for offering guidance with respect to compliance with any laws, ordinances or other legal matters. Prior to the arrival of Franchisor's representative(s), Franchisee shall have substantially completed all training of Franchisee's initial staff of employees for the Franchised Restaurant, as shall be necessary for Franchisee to comply with its staffing obligations under Section 8.4 below. Should Franchisee request additional assistance from Franchisor in order to facilitate the opening of the Franchised Restaurant, and should Franchisor deem it necessary and appropriate to comply with the request, Franchisee shall pay Franchisor's per diem charges and Franchisor's out of pocket expenses in providing such additional assistance as set forth from time to time in the Manuals. For the purposes of this Section 3.3, Franchisor shall have the right to determine the time or times at which such representatives shall be made available to Franchisee.

.4 **Loan of Manuals**. Franchisor shall provide Franchisee, on loan, copies of the Franchisor's confidential operations manuals and other manuals, instructional materials, and written policies and correspondence (collectively, the "**Manuals**"), as more fully described in Section 10 hereof.

.5 **Advertising Programs and Materials**. Franchisor shall review and shall have the right to approve or disapprove all advertising and promotional materials that Franchisee proposes to use, pursuant to Section 13 below. Franchisor shall administer the System or Cooperative Ad Funds, if such funds exist or are created, in the manner set forth in Section 13 below.

.6 **Grand Opening Advertising**. Franchisor shall assist Franchisee in developing and conducting the Grand Opening Advertising Program (as described in Section 13.5 below), which program shall be conducted at Franchisee's expense.

.7 **Guidance**. Franchisor may provide periodic advice or offer guidance to Franchisee in the marketing, management, and operation of the Franchised Restaurant as Franchisor determines at the time(s) and in the manner determined by Franchisor.

.8 **Inspections**. Franchisor shall conduct, as it deems advisable, inspections of the operation of the Franchised Restaurant by Franchisee.

.9 **List of Suppliers**. Franchisor shall, in the Manuals (or otherwise in writing as determined by Franchisor), provide Franchisee with a list of suppliers designated and/or approved by Franchisor to supply Products, equipment, signage, materials and services to franchisees in the System. Franchisor shall not have any liability to Franchisee for any claim or loss related to any product provided or service performed by any designated or approved supplier, including without limitation defects, delays, or unavailability of products or services.

.10 **Delegation**. Franchisee acknowledges and agrees that any duty or obligation imposed on Franchisor by this Agreement may be performed by any distributor, designee, employee, or agent of Franchisor, as Franchisor may direct.

.11 **Fulfillment of Obligations**. In fulfilling its obligations pursuant to this Agreement, and in conducting any activities or exercising any rights pursuant to this Agreement, Franchisor (and its affiliates) shall have the right: (i) to take into account, as it sees fit, the effect on, and the interests of, other franchised businesses and systems in which Franchisor (or its affiliates) has an interest and Franchisor's (and its affiliates') own activities; (ii) to share market and product research, and other

proprietary and non-proprietary business information, with other franchised businesses and systems in which Franchisor (or its affiliates) has an interest, or with Franchisor's affiliates; (iii) to introduce proprietary and non-proprietary items or operational equipment used by the System into other franchised systems in which Franchisor (or its affiliates) has an interest; and/or (iv) to allocate resources and new developments between and among systems, and/or Franchisor's affiliates, as it sees fit. Franchisee understands and agrees that all of Franchisor's obligations under this Agreement are subject to this Section 3.11, and that nothing in this Section 3.11 shall in any way affect Franchisee's obligations under this Agreement.

FEES

.1 **Franchise Fee**. In consideration of the execution of this Agreement and Franchisor's granting to Franchisee the franchise covered hereby, Franchisee agrees to pay to Franchisor an initial franchise fee of Fifty Thousand Dollars ($50,000) (the **"Franchise Fee"**) as reflected in Exhibit A, which sum shall be deemed fully earned by Franchisor upon receipt thereof and is non-refundable as set forth in Section 4.2 below. If Franchisee does not obtain a lease or sublease for the Franchised Restaurant within six (6) months of the Effective Date (pursuant to Section 5.1), or if the Restaurant is not open and operating the earlier of twelve (12) months following the Effective Date or six (6) months after the Approved Location is identified and leased or purchased (pursuant to Section 5.4), Franchisor may, at its option, terminate this Agreement without providing any refund to Franchisee. The Franchise Fee shall be paid in full upon the execution of this Agreement, subject to a development credit, if any, that may be applied from the remaining portion (if any) of the Area Development Fees that Franchisee previously paid to Franchisor pursuant to a separate Area Development Agreement executed between Franchisor and Franchisee relating to the Franchised Restaurant.

.2 **Refundability**. Payment of the Franchise Fee shall be non-refundable in consideration of administrative and other expenses incurred by Franchisor in granting this franchise and for Franchisor's lost or deferred opportunity to franchise others.

.3 **Royalty Fee**. In consideration of this franchise granted hereby, the services to be provided by Franchisor hereunder, the right to prepare and sell the Products to the general public, and for the use of the Proprietary Marks during the term hereof and any subsequent renewals, Franchisee shall pay to Franchisor, each Week during the term of this Agreement, in addition to the Franchise Fee set forth herein, a Royalty Fee equal to six percent (5%) of the Gross Sales generated by, from, or through the Franchised Restaurant (**"Royalty Fee"**) and report to Franchisor, in the manner specified by Franchisor, its Gross Sales (a "**Sales Report**"). As used in this Agreement, the following terms shall apply:

.3.1 The term "**Week**" means the period starting with the commencement of business on Monday and concluding at the close of business on the following Sunday (or, if the Franchised Restaurant is not open on a particular Sunday in accordance with this Agreement or the Manuals, the immediately preceding business day); however, Franchisor shall have the right to designate in writing any other period of not less than seven days to constitute a "Week" under this Agreement.

.3.2 The term "**Gross Sales**" means all revenue from the sale of all Products and all other income of every kind and nature related to, derived from, or originating from the Franchised Restaurant, whether at retail or wholesale (whether such sales are permitted or not), whether for cash, check, or credit, and regardless of collection in the case of check or credit; provided, however, that "Gross Sales" excludes any customer refunds, coupon sales, and/or sales taxes collected from customers by Franchisee and actually transmitted to the appropriate taxing authorities.

.4 **Advertising Contributions**. Franchisee shall make Weekly advertising contributions for marketing and promotion as Franchisor may direct pursuant to Section 13.1 based on the Gross Sales of the Franchised Restaurant.

.5 **When Payments Due**. All payments required by Sections 4.3 and 4.4 above based on the Gross Sales for the preceding Week, and the Sales Report required by Section 4.3 for the Gross Sales for the preceding Week, shall be paid and submitted so as to be received by Franchisor by the third (3rd) business day after the close of each Week. Franchisee shall deliver to Franchisor any and all reports, statements and/or other information required under Section 12.2 below, at the time and in the format reasonably requested by Franchisor. Franchisee shall establish an arrangement for electronic funds transfer or deposit of any payments required under this Section. Franchisee shall execute Franchisor's current form of "Authorization Agreement for Prearranged Payments," a copy of which is attached to this Agreement as Exhibit E, and Franchisee shall comply with the payment and reporting procedures specified by Franchisor in the Manuals. Franchisee expressly acknowledges and agrees that Franchisee's obligations for the full and timely payment of the Royalty Fee and Advertising Contributions (and all other amounts provided for in this Agreement) shall be absolute, unconditional, fully earned, and due upon Franchisee's generation and receipt of Gross Sales. Franchisee shall not for any reason delay or withhold the payment of all or any part of those or any other payments due hereunder, put the same in escrow or set-off same against any claims or alleged claims Franchisee may allege against Franchisor, the System Ad Fund, the Cooperative Ad Fund or others. Franchisee shall not, on grounds of any alleged non-performance by Franchisor or others, withhold payment of any fee, including, without limitation, Royalty Fees or advertising contributions, nor withhold or delay submission of any reports due hereunder including, but not limited, to Sales Reports. Franchisee further agrees that it shall, at all times throughout the term of this Agreement, maintain a minimum balance of Two Thousand Five Hundred Dollars ($2,500.00) in Franchisee's bank account against which such electronic funds transfers shall be drawn for the Franchised Restaurant operated under this Agreement.

.6 **Computer Systems and Technology Fees**. Franchisor may require the use of certain Computer Systems, Required Software, Intranet, and Cash Register Systems provided by third party operators or suppliers, per Section 7.1. Franchisee shall pay such service provider or Franchisor, as directed by Franchisor, a fee for these services for each month in such reasonable amount as the service provider or Franchisor may periodically designate. Franchisee agrees to be liable to Franchisor for any and all charges by these suppliers for these Computer Systems, Required Software, Intranet, and Cash Register Systems. Any required Computer System and Technology Fees shall be paid by the Franchisee monthly through ACH as specified in Exhibit E.

.6.1 Franchisor accepts no liability for the performance or failure of performance of any third party operators or suppliers for any required Computer Systems, Required Software, Intranet, or Cash Register Systems. This includes but is not limited to technical support delays, system outages, system downtime, system upgrades, or other issues related to the System. Franchisor does not guarantee the performance or use of any of the required Computer Systems.

.7 **Designated Accountants and Fees**. If required by Franchisor, Franchisee shall use a certified public accountant service designated or approved by Franchisor for bookkeeping and financial records management of the Franchised Restaurant. Franchisee shall pay such service provider or Franchisor, as directed by Franchisor, a fee for these services for each month in such reasonable amount as the service provider or Franchisor may periodically designate.

.8 **Additional Payments**. Franchisee shall pay to Franchisor, within fifteen (15) days of any written request by Franchisor, which is accompanied by reasonable substantiating material, any monies which Franchisor has paid, or has become obligated to pay, on behalf of Franchisee, by consent or otherwise under this Agreement.

.9 **Overdue Payments and Reports**. Any payment, contribution, statement, or report not actually received by Franchisor on or before such due date shall be overdue. If any contribution or payment is overdue, Franchisee shall pay Franchisor immediately upon demand, in addition to the overdue amount: (i) a late payment fee in an amount equal to five percent (5%) of the overdue amount, and (ii) interest on the overdue amount from the date it was due until paid, at the rate of one and one-half percent (1.5%) per month, or the maximum rate permitted by law, whichever is less. Entitlement to such interest shall be in addition to any other remedies Franchisor may have.

.10 **No Waiver**. Acceptance by Franchisor of the payment of any Royalty Fee, or any and all other payments provided for in this Agreement, shall not be conclusive or binding on Franchisor with respect to the accuracy of such payment until two (2) years after the effective date of termination or non-renewal of this Agreement. Acceptance of any payment on account of the Royalty Fee or any and all other payments provided for in this Agreement does not constitute any waiver of Franchisor's rights hereunder.

.11 **No Subordination**. Franchisee shall not subordinate to any other obligation its obligation to pay Franchisor the royalties and/or any other fee or charge payable to Franchisor, whether under this Agreement or otherwise.

SITE SELECTION, CONSTRUCTION AND OPENING OF BUSINESS

.1 **Identifying and Securing Sites**. Franchisee shall, within six (6) months of the Effective Date, be solely responsible for identifying, submitting for Franchisor's approval, and securing a site for its Franchised Restaurant. The following terms and conditions shall apply to Franchisee's Franchised Restaurant:

.1.1 Franchisee shall submit to Franchisor, in a form specified by Franchisor, a completed site approval package, which shall include: (i) a site approval form prescribed by Franchisor; (ii) a trade area and site marketing research analysis (prepared by a company approved in advance by Franchisor); (iii) an option contract, letter of intent, or other evidence satisfactory to Franchisor which describes Franchisee's favorable prospects for obtaining such site; (iv) photographs of the site; (v) demographic statistics; and (vi) such other information or materials as Franchisor may reasonably require (collectively, the "**SAP**"). Franchisor shall have twenty (20) business days after receipt of the SAP from Franchisee to approve or disapprove, in its sole discretion, the proposed site for the Franchised Restaurant. In the event Franchisor does not approve a proposed site by written notice to Franchisee within said twenty (20) business days, such site shall be deemed disapproved by Franchisor. No site shall be deemed approved unless it has been expressly approved in writing by Franchisor.

.1.2 Following Franchisor's approval of a proposed site, Franchisee shall use its best efforts to secure such site, either through a lease/sublease that is acceptable to Franchisor, as provided in Section 5.2 below, or a binding purchase agreement, and shall do so within sixty (60) business days of approval of the site by Franchisor. Franchisee shall immediately notify Franchisor of the execution of the approved lease or binding purchase agreement. The site approved and secured pursuant to this Agreement shall be specified as the "**Approved Location**".

.1.3 Franchisee hereby acknowledges and agrees that approval by Franchisor of a site does not constitute an assurance, representation, or warranty of any kind, express or implied, as to the suitability of the site for the Franchised Restaurant or for any other purpose. Approval by Franchisor of the site indicates only that Franchisor believes the site complies with acceptable minimum criteria established by Franchisor solely for its purposes as of the time of the evaluation. Both Franchisee and Franchisor acknowledge that application of criteria that have been effective with respect to other sites and premises may not be predictive of potential for all sites and that, subsequent to approval by Franchisor of a site, demographic and/or economic factors, such as competition from other similar businesses, included in or excluded from criteria used by Franchisor, could change, thereby altering the potential of a site. Such factors are unpredictable and are beyond the control of Franchisor. Franchisor shall not be responsible for the failure of a site approved by Franchisor to meet Franchisee's expectations as to revenue or operational criteria.

.2 **Lease Terms**. For each Franchised Restaurant to be developed hereunder, if Franchisee will occupy the premises from which the Franchised Restaurant will be operated under a lease or sublease, Franchisee shall, prior to execution of such lease, submit the lease to Franchisor for its review and approval; provided, however, if pre-submission to Franchisor is not possible, then Franchisee may sign the lease only on the condition, agreed to in writing by the lessor, that the lease shall become null and void if Franchisor does not approve such lease. Franchisor's approval of the lease or sublease may be conditioned upon the inclusion of such provisions as Franchisor may reasonably require, including, without limitation, the terms and conditions set forth by Franchisor in the Manuals or otherwise in writing from time to time, a current list of which is included in Exhibit J to this Agreement.

.3 **Preparing a Location**. Before commencing any construction of the Franchised Restaurant, Franchisee, at its expense, shall comply, to Franchisor's satisfaction, with all of the following requirements:

.3.1 Franchisee shall employ a qualified, licensed architect or engineer who has been approved or designated (as described below) by Franchisor to prepare, subject to Franchisor's approval, preliminary plans and specifications for site improvement and/or construction of the Franchised Restaurant based upon prototype plans and/or specifications furnished by Franchisor, as described in Section 3.1 above. Franchisor shall have the right to designate one or more suppliers of design services and/or architecture services to supply such services to the System. If Franchisor designates a design firm and/or architecture firm prior to the time Franchisee commences to develop the Franchised Restaurant, Franchisee shall employ such designated supplier(s) to prepare all designs and plans for the Franchised Restaurant, unless Franchisee obtains Franchisor's prior written approval to use an alternative professional. If Franchisor has not designated a design firm or architecture firm, Franchisee shall be responsible for locating and employing a qualified design consultant and architect who is/are licensed in the jurisdiction in which the Franchised Restaurant will be located, and who is reputable and experienced in providing design and architecture services. Franchisee shall be solely responsible for payments for all design and architecture services. Franchisee expressly acknowledges and agrees that Franchisor shall not be liable for the unsatisfactory performance of any contractor, firm, supplier, professional or consultant retained by Franchisee, whether or not designated by Franchisor.

.3.2 Franchisee shall comply with all federal, state and local laws, codes and regulations, including the applicable provisions of the ADA regarding the construction, design and operation of the Franchised Restaurant. In the event Franchisee receives any complaint, claim, other notice alleging a failure to comply with the ADA, Franchisee shall provide Franchisor with a copy of such notice within five (5) days after receipt thereof.

.3.3 Franchisee shall be responsible for obtaining all zoning classifications and clearances that may be required by state or local laws, ordinances, or regulations or that may be necessary or advisable owing to any restrictive covenants relating to the Approved Location. After having obtained such approvals and clearances, Franchisee shall submit to Franchisor, for Franchisor's approval, final plans for construction based upon the preliminary plans and specifications. Franchisor's review and approval of plans shall be limited to review of such plans to assess compliance with Franchisor's design standards for Handam BBQ Restaurants, including such items as trade dress, presentation of Proprietary Marks, and the providing to the potential customer of certain products and services that are central to the functioning of Handam BBQ Restaurants. Such review is not designed to assess compliance with federal, state or local laws and regulations, including the ADA, as compliance with such laws is the sole responsibility of Franchisee. Once approved by Franchisor, such final plans shall not thereafter be changed or modified without the prior written permission of Franchisor. Any such change made without Franchisor's prior written permission shall constitute a default and Franchisor may withhold its authorization to open the Franchised Restaurant until the unauthorized change is rectified (or reversed) to Franchisor's reasonable satisfaction. Prior to opening the Franchised Restaurant and prior to renovating the Franchised Restaurant after its initial opening, Franchisee shall execute an ADA Certification in the form attached to this Agreement as Exhibit I that certifies in writing to Franchisor that the Franchised Restaurant and any proposed renovations comply with the ADA.

.3.4 Franchisee shall obtain all permits and certifications required for the lawful construction and operation of the Franchised Restaurant and shall certify in writing to Franchisor that all such permits and certifications have been obtained.

.3.5 Franchisee shall employ a qualified licensed general contractor who has been approved or designated by Franchisor to construct the Franchised Restaurant and to complete all improvements. Franchisee shall obtain and maintain in force during the entire period of construction the insurance required under Section 14 below. Franchisee expressly acknowledges and agrees that Franchisor shall not be liable for the unsatisfactory performance of any contractor retained by Franchisee.

.3.6 Throughout the construction process, Franchisee shall comply with Franchisor's requirements and procedures for periodic inspections of the Premises, and shall fully cooperate with Franchisor's representatives in such inspections by rendering such assistance as they may reasonably request.

5.3.7 Franchisee agrees to use in the construction and operation of the Franchised Restaurant only those brands, types or models of construction and decorating materials, fixtures, equipment, furniture and signs that the Franchisor has approved for the Franchised Restaurants as meeting its specifications and standards for quality, design, appearance, function and performance. Franchisee further agrees to place or display at the premises of the Restaurant only such signs, emblems, lettering, logos and display materials that are from time to time approved in writing by the Franchisor. Franchisee may purchase approved types or models of construction and decorating materials, fixtures, equipment, furniture and signs from any supplier approved or designated by the Franchisor (which may include the Franchisor and/or its affiliates), which approval may not be unreasonably withheld. If Franchisee proposes to purchase any type or model of construction or decorating material, fixture, equipment, furniture or sign not then approved by the Franchisor, and/or any such item from any supplier which is not then approved by the Franchisor, Franchisee shall first notify Franchisor in writing and shall submit to Franchisor sufficient specifications, photographs, drawings and/or other information or samples for a determination by Franchisor of whether such brand or type of construction or decorating material, fixture, equipment, furniture or sign complies with its specifications and standards. Franchisor

may, in its sole discretion, refuse to approve any such item(s) and/or supplier(s) that does not meet Franchisor's standards or specifications.

.4 **Opening Date**. Unless delayed by the occurrence of events constituting "force majeure" as defined in Section 5.5 below, Franchisee shall construct, furnish, and open the Franchised Restaurant in accordance with this Agreement the earlier of twelve (12) months following the execution of this Agreement or six (6) months after the Approved Location is identified and secured through lease or purchase. Time is of the essence. Franchisee shall provide Franchisor with (a) written notice of its specific intended opening date; and (b) request for Franchisor's approval to open on such date. Such notice and request shall be made no later than thirty (30) days prior to such intended opening date. Additionally, Franchisee shall comply with all other of Franchisor's pre-opening requirements, conditions and procedures (including, without limitation, those regarding pre-opening scheduling, training, and communications) as set forth in this Agreement, the Manuals, and/or elsewhere in writing by Franchisor, and shall obtain Franchisor's written approval as to the opening date prior to opening the Franchised Restaurant.

.5 **Force Majeure**. As used in this Agreement, "**force majeure**" means an act of God, war, civil disturbance, act of terrorism, government action, fire, flood, accident, hurricane, earthquake, or other calamity, strike or other labor dispute, or any other cause beyond the reasonable control of Franchisee; provided, however, force majeure shall not include Franchisee's lack of adequate financing.

TRAINING

.1 **Initial Training and Attendees**. Before opening the Franchised Restaurant, Franchisee shall have satisfied all initial training obligations required by Franchisor, which are as follows:

.1.1 Franchisee (or, if Franchisee is other than an individual, the Designated Principal (defined in Section 8.3 below)) and, if applicable, the General Manager and up to two (2) additional persons as Franchisor may require, (not to exceed a total of four (4) persons), shall attend and successfully complete, to Franchisor's satisfaction, the initial training program offered by Franchisor at a location designated by Franchisor (unless this Agreement is for the fourth or subsequent Handam BBQ Restaurant being developed pursuant to an Area Development Agreement between Franchisor and Franchisee (or an affiliate of Franchisee), in which event the requirements set forth in Section 6.1.3 below shall apply with respect to the pre-opening training of Franchisee, the Designated Principal and any General Manager). The duration of the initial training will be approximately three (3) weeks, depending on the function of the individual attending such training. During the initial training, Franchisee shall receive instruction, training and education in the operation of the Restaurant and indoctrination into the System. If any required attendee does not satisfactorily complete such training, Franchisor may require that a replacement person attend and successfully complete, to Franchisor's satisfaction, the initial training program.

.1.2 If Franchisee is other than an individual, Franchisor may require (in addition to the training of the Designated Principal and General Manager) that any or all owners of beneficial interests in Franchisee (each a "**Principal**"), who are individuals and own at least a ten percent (10%) beneficial interest in Franchisee, attend and successfully complete, to Franchisor's satisfaction, such portions of the initial training program as determined by Franchisor appropriate for Principals not involved in the day-to-day operations of the Franchised Restaurant.

.1.3 If this Agreement is for the fourth or subsequent Handam BBQ Restaurant being developed pursuant to an Area Development Agreement between Franchisor and Franchisee (or an

affiliate of Franchisee), then Franchisee shall be responsible for conducting the initial training of its Designated Principal, its General Manager (if applicable), and any other managerial personnel, in accordance with the requirements and conditions as Franchisor may from time to time establish for such training. Franchisor's requirements for initial training by Franchisee shall be set forth in the Manuals or other written materials and shall include, but are not limited to, the requirement that all such training activities be conducted: (a) by the Designated Principal(s) or personnel of Franchisee (or an affiliate of Franchisee) who have completed Franchisor's initial training program to the satisfaction of the Franchisor, and who remain acceptable to Franchisor to provide initial training; and (b) following the procedures and conditions established by Franchisor. If Franchisor determines that the training provided by Franchisee does not satisfy Franchisor's standards and requirements, or that any newly trained individual is not trained to Franchisor's standards, then Franchisor may require that such newly trained individual(s) attend and complete an initial training program provided by Franchisor prior to the opening of the Franchised Restaurant at Franchisee's sole cost.

.1.4 Franchisee must satisfy all pre-opening training requirements under this Section 6.1 by no later than thirty (30) days prior to the scheduled opening of the Franchised Restaurant.

.2 **New or Replacement Designated Principal and General Managers**. In the event that Franchisee's Designated Principal or (if required pursuant to Section 8.3.2) General Manager ceases active employment in the Franchised Restaurant, Franchisee shall enroll a qualified replacement who is reasonably acceptable to Franchisor in Franchisor's training program reasonably promptly following cessation of employment of said individual. In the alternative, with respect to training a replacement General Manager, Franchisee may train such replacement(s) in accordance with Section 6.3 below. The replacement Designated Principal and/or any required managers shall complete the initial training program as soon as is practicable and in no event later than any time periods as Franchisor may specify from time to time in the Manuals and otherwise in writing. Franchisor reserves the right to review any Franchisee trained personnel and require that such persons attend and complete, to the satisfaction of Franchisor, the initial training program offered by Franchisor at a location designated by Franchisor.

.3 **Training by Franchisee of Additional or Replacement General Managers**. Franchisee shall have the option of training any General Manager (following the training of the first General Manager by Franchisor) at the Franchised Restaurant, other Handam BBQ Restaurants operated by Franchisee or its affiliates, or Franchisor's designated training facility, provided that Franchisee is in compliance with all agreements between Franchisee and Franchisor and further provided that the training is conducted: (a) by the Designated Principal or other personnel who has completed Franchisor's initial training program to the satisfaction of the Franchisor (and who remains acceptable to Franchisor to provide such training) and (b) in accordance with any requirements or standards as Franchisor may from time to time establish in writing for such training. Franchisor reserves the right to require Franchisee to pay Franchisor's then-current per diem charges for such training.

.4 **Refresher Training**. Franchisor may also require that Franchisee or its Designated Principal and General Manager attend such refresher courses, seminars, and other training programs as Franchisor may reasonably require from time to time, provided that such training shall not exceed four (4) days per person each year, and attendance for up to three (3) days per person each year at conventions, if any, conducted for Franchisor's franchisees.

.5 **Remedial Training**. If, in the determination of the Franchisor, Franchisee is operating the Franchised Restaurant in a manner that is not consistent with the terms of this Agreement or the Manuals, or if Franchisee is otherwise in material default of this Agreement, the Franchisor may also require Franchisee, its Designated Principal, General Manager, and/or other applicable personnel of the

Franchised Restaurant to attend and complete up to three (3) days of additional remedial training at: (a) Franchisor's designated training facility, (b) the Franchised Restaurant, or (c) other location that Franchisor designates, that is designed to address the default or other non-compliance issue. Franchisee may be required to pay to Franchisor the then-current per diem charges and out-of-pocket expenses, which shall be set forth in the Manuals or otherwise in writing.

.6 **Training Costs**. The cost of initial training instruction and required materials shall be borne by Franchisor, except as provided in Section 6. All other expenses incurred in connection with training, including, without limitation, the costs of transportation, lodging, meals, wages, and worker's compensation insurance, shall be borne by Franchisee.

.7 **Location of Training**. All training programs shall be at such times as may be designated by Franchisor. Training programs shall be provided at Franchisor's headquarters and/or such other locations as Franchisor may designate.

.8 **Additional On-site Training**. If Franchisee requests that Franchisor provide additional on-site supervision or supplemental training or that any training programs offered or required by Franchisor be conducted for Franchisee at the Franchised Restaurant, then Franchisee agrees that it shall pay Franchisor's then-current per diem charges and out-of-pocket expenses, which shall be as set forth in the Manuals or otherwise in writing.

.9 **Qualifications of Trainees**. All training attendees must be able to speak, read, write, and understand the English language fluently so they can fully participate in the Franchisor's training programs (which are conducted in English) and communicate clearly with customers and other third parties. In addition, there always must be at least one (1) manager at the Franchised Restaurant who can speak, read, write, and understand the English language fluently. Prior to participating in the Franchisor's training program, Franchisee and its Designated Principal and/or General Manager and other employees may be required to take and pass various online and other tests and business courses to prepare for entry into the Handam BBQ System.

TECHNOLOGY

.1 **Computer Systems and Required Software**. The following terms and conditions shall apply with respect to the Computer System and Required Software:

.1.1 Franchisor shall have the right to specify or require that certain brands, types, makes, and/or models of communications, computer systems, and hardware be used by, between, or among Handam BBQ Restaurants, including without limitation: (a) back office and point of sale systems, data, audio, video, and voice storage, retrieval, and transmission systems for use at Handam BBQ Restaurants, between or among Handam BBQ Restaurants, and between and among the Franchised Restaurant and Franchisor and/or Franchisee; (b) Cash Register Systems; (c) delivery point of sales/ordering/payment systems including any curbside or pick up systems and loyalty or rewards systems, (d) physical, electronic, and other security systems; (e) printers and other peripheral devices; (f) archival back-up systems; and (g) internet access mode and speed (collectively, the "**Computer System**").

.1.2 Franchisor shall have the right, but not the obligation, to develop or have developed for it, or to designate: (a) computer software programs and accounting system software that Franchisee must use in connection with the Computer System ("**Required Software**"), which Franchisee shall install; (b) updates, supplements, modifications, or enhancements to the Required Software, which Franchisee shall install; (c) the tangible media upon which such Franchisee shall record data; and (d) the database file structure of Franchisee's Computer System.

.1.3 Franchisee shall record all sales on computer-based point of sale systems approved by Franchisor or on such other types of cash registers as may be designated by Franchisor in the Manuals or otherwise in writing ("**Cash Register Systems**"), which shall be deemed part of the Franchisee's Computer System.

.1.4 Franchisee shall make, from time to time, such upgrades and other changes to the Computer System and Required Software as Franchisor may request in writing (collectively, "**Computer Upgrades**").

.1.5 Franchisee shall comply with all specifications issued by Franchisor with respect to the Computer System and the Required Software, and with respect to Computer Upgrades. Franchisee shall also afford Franchisor unimpeded access to Franchisee's Computer System and Required Software as Franchisor may request, in the manner, form, and at the times requested by Franchisor. Franchisor may require any component of the Computer System, Required Software, Cash Register Systems, or Computer Upgrades to be provided by Franchisor, an affiliate, an approved vendor, or a third party supplier.

.2 Data. Franchisor may, from time-to-time, specify in the Manuals or otherwise in writing the information that Franchisee shall collect and maintain on the Computer System installed at the Franchised Restaurant, and Franchisee shall provide to Franchisor such reports as Franchisor may reasonably request from the data so collected and maintained. All data pertaining to the Franchised Restaurant, and all data created or collected by Franchisee in connection with the System, or in connection with Franchisee's operation of the business (including without limitation data pertaining to or otherwise concerning the Franchised Restaurant's customers) or otherwise provided by Franchisee (including, without limitation, data uploaded to, or downloaded from Franchisee's Computer System) is and will be owned exclusively by Franchisor, and Franchisor will have the right to use such data in any manner that Franchisor deems appropriate without compensation to Franchisee. Copies and/or originals of such data must be provided to Franchisor upon Franchisor's request. Franchisor hereby licenses use of such data back to Franchisee for the term of this Agreement, at no additional cost, solely for Franchisee's use in connection with the business franchised under this Agreement.

.2.1 Franchisee acknowledges that Franchisor's use of any data collected and maintained on the Computer System installed at the Franchised Restaurant shall not be actively monitored for any purpose other than for oversight of the Computer System and Cash Register Systems and Franchisee shall have no recourse to Franchisor for any claims related to the oversight of the Computer System, Data, or Cash Register Systems.

.3 Privacy. Franchisee shall abide by all applicable laws pertaining to privacy of information collected or maintained regarding customers or other individuals ("**Privacy**"), and shall comply with Franchisor's standards and policies pertaining to Privacy. If there is a conflict between Franchisor's standards and policies pertaining to Privacy and applicable law, Franchisee shall: (a) comply with the requirements of applicable law; (b) immediately give Franchisor written notice of said conflict;

and (c) promptly and fully cooperate with Franchisor and Franchisor's counsel as Franchisor may request to assist Franchisor in its determination regarding the most effective way, if any, to meet Franchisor's standards and policies pertaining to Privacy within the bounds of applicable law.

.4 **Telecommunications**. Franchisee shall comply with Franchisor's requirements (as set forth in the Manuals or otherwise in writing) with respect to establishing and maintaining telecommunications connections between Franchisee's Computer System and Franchisor's Intranet (as defined below), if any, and/or such other computer systems as Franchisor may reasonably require.

.5 **Intranet**. Franchisor may establish a website providing private and secure communications between Franchisor, Franchisee, franchisees, licensees and other persons and entities as determined by Franchisor, in its sole discretion (an "**Intranet**"). Franchisee shall comply with Franchisor's requirements (as set forth in the Manuals or otherwise in writing) with respect to connecting to the Intranet, and utilizing the Intranet in connection with the operation of the Franchised Restaurant. The Intranet may include, without limitation, the Manuals, training or other assistance materials, and management reporting solutions (both upstream and downstream, as Franchisor may direct). Franchisee shall purchase and maintain such computer software and hardware as may be required to connect to and utilize the Intranet. Franchisor retains the right, with or without notice to Franchisee, to access and monitor all telecommunications and Data, including but not limited to any e-mail and voice mail services provided or required by the Franchisor. Franchisee agrees that it has no reasonable expectation of privacy in the telecommunications or Data and expressly waive any right of privacy or similar right in the telecommunications or Data.

.6 **Websites**. As used in this Agreement, the term "**Website**" means an interactive electronic document, series of symbols, or otherwise, that is contained in a network of computers linked by communications software. The term Website includes, but is not limited to, Internet and World Wide Web home pages. In connection with any Website, Franchisee agrees to the following:

.6.1 Franchisor shall have the right, but not the obligation, to establish and maintain a Website, which may, without limitation, promote the Proprietary Marks, any or all of the Products, Handam BBQ Restaurants, the franchising of Handam BBQ Restaurants, and/or the System. Franchisor shall have the sole right to control all aspects of the Website, including without limitation its design, content, functionality, links to the websites of third parties, legal notices, and policies and terms of usage; Franchisor shall also have the right to discontinue operation of the website.

.6.2 Franchisor shall have the right, but not the obligation, to designate one or more web page(s) to describe Franchisee and/or the Franchised Restaurant, with such web page(s) to be located within Franchisor's Website. Franchisee shall comply with Franchisor's policies with respect to the creation, maintenance and content of any such web pages; and Franchisor shall have the right to refuse to post and/or discontinue posting any content and/or the operation of any web page.

.6.3 Franchisee shall not establish a separate Website, without Franchisor's prior written approval (which Franchisor shall not be obligated to provide). If approved to establish a Website, Franchisee shall comply with Franchisor's policies, standards and specifications with respect to the creation, maintenance and content of any such Website. Franchisee specifically acknowledges and agrees that any Website owned or maintained by or for the benefit of Franchisee shall be deemed "advertising" under this Agreement, and will be subject to (among other things) Franchisor's approval under Section 13 below.

.6.4 Franchisor may maintain one or more social media sites (e.g. Twitter, Facebook, Pinterest, Youtube, or other such social media sites). Franchisee may not establish or maintain any social media sites utilizing any user names, or otherwise associating with the Marks, without Franchisor's advance written consent. Franchisor may designate from time to time regional or territory-specific user names/handles to be maintained by Franchisee. Franchisee, and all it's owners, must adhere to the social media policies that Franchisor establishes from time to time.

.6.5 Franchisor shall have the right to modify the provisions of this Section 7 relating to Websites as Franchisor shall solely determine is necessary or appropriate.

.7 **Online Use of Marks**. Franchisee shall not use the Proprietary Marks or any abbreviation or other name associated with Franchisor and/or the System as part of any e-mail address, domain name, and/or other identification of Franchisee in any electronic medium. Franchisee agrees not to transmit or cause any other party to transmit advertisements or solicitations by e-mail or other electronic media without Franchisor's prior written consent as to Franchisee's plan for transmitting such advertisements.

.8 **No Outsourcing without Prior Written Approval**. Franchisee shall not hire third party or outside vendors to perform any services or obligations in connection with the Computer System, Required Software, or any other of Franchisee's obligations without Franchisor's prior written approval therefor. Franchisor's consideration of any proposed outsourcing vendor(s) may be conditioned upon, among other things, such third party or outside vendor's entry into a confidentiality agreement with Franchisor and Franchisee in a form that is reasonably provided by Franchisor.

.9 **Changes to Technology**. Franchisee and Franchisor acknowledge and agree that changes to technology are dynamic and not predictable within the term of this Agreement. In order to provide for inevitable but unpredictable changes to technological needs and opportunities, Franchisee agrees that Franchisor shall have the right to establish, in writing, reasonable new standards for the implementation of technology in the System; and Franchisee agrees that it shall abide by those reasonable new standards established by Franchisor as if this Section 7 were periodically revised by Franchisor for that purpose.

OTHER DUTIES OF FRANCHISEE

.1 **Details of Operation**. Franchisee understands and acknowledges that every detail of the System and this Agreement is important to Franchisee, Franchisor, and other franchisees in order to develop and maintain high operating, quality and service standards, to increase the demand for the Products sold by all operators, to protect Handam BBQ Restaurants operating under the System, and to protect the reputation and goodwill of Franchisor.

.2 **Compliance with the Agreement, including the Manuals**. Franchisee shall operate the Franchised Restaurant in strict conformity with this Agreement and such standards and specifications as Franchisor may from time to time prescribe in the Manuals or otherwise in writing, and shall refrain from deviating from such standards, specifications, and procedures without the prior written consent of Franchisor.

.3 **Management of Business & Designated Principal**. If Franchisee is other than an individual, prior to beginning training, Franchisee shall comply with the following:

.3.1 Franchisee shall designate, subject to Franchisor's reasonable approval, one Principal who is both an individual person and owns at least a ten percent (10%) beneficial interest in Franchisee, and who shall be responsible for general oversight and management of the operations of the Franchised Restaurant on behalf of Franchisee (the "**Designated Principal**"). In the event the person designated as the Designated Principal dies, becomes incapacitated, transfers his/her interest in Franchisee, or otherwise ceases to supervise the operations of the Franchised Restaurant, Franchisee shall promptly designate a new Designated Principal, subject to Franchisor's reasonable approval.

.3.2 Franchisee shall designate either the Designated Principal or an experienced manager to assume the full-time responsibility for the daily supervision and operation of the Franchised Restaurant (the "**General Manager**"). Franchisee shall inform Franchisor in writing whether Franchisee, the Designated Principal (if Franchisee is other than an individual), or a General Manager will assume this role. If, in Franchisor's sole determination, the Franchisee or the Designated Principal (if Franchisee is other than an individual) does not have the necessary food service experience to operate the Franchised Restaurant in accordance with the standards and specifications as Franchisor may from time to time prescribe in the Manuals or otherwise in writing, Franchisee must designate a General Manager, subject to Franchisor's reasonable approval, with such necessary food service experience to assume the full-time responsibility for the daily supervision and operation of the Franchised Restaurant.

.3.3 Franchisee acknowledges and agrees that Franchisor shall have the right to rely upon either or both the Designated Principal or General Manager as having responsibility and decision-making authority regarding the Franchised Restaurant's operation and Franchisee's business.

.4 **Staffing**. Franchisee agrees to maintain a competent, conscientious, staff (who are trained by Franchisee to Franchisor's standards and requirements) in numbers sufficient to promptly service customers and to take such steps as are necessary to ensure that its employees preserve good customer relations; render competent, prompt, courteous, and knowledgeable service; comply with such uniforms and/or dress code as Franchisor may prescribe; and meet such minimum standards as Franchisor may establish from time to time in the Manuals. In no way limiting the foregoing, Franchisee shall have on payroll at all times a minimum of one (1) manager and/or hourly employee trained in management activities, who has completed all training and certifications required by Franchisor. Franchisee shall be solely responsible for all employment decisions and functions of the Franchised Restaurant, including those related to hiring, firing, wage and hour requirements, recordkeeping, supervision, and discipline of employees.

.5 **Use of Premises**. Franchisee shall use the Premises solely for the operation of the Franchised Restaurant; shall keep the Franchised Restaurant open and in normal operation for such minimum hours and days as Franchisor may specify; shall refrain from using or permitting the use of the Premises for any other purpose or activity at any time without first obtaining the written consent of Franchisor.

.6 **Conformity to Standards**. To insure that the highest degree of quality and service is maintained, Franchisee shall operate the Franchised Restaurant in strict conformity with such methods, standards, and specifications as Franchisor may from time to time prescribe in the Manuals or otherwise in writing. Without limitation, Franchisee agrees as follows:

.6.1 Franchisee shall purchase and install prior to the opening of the Franchised Restaurant, and thereafter maintain, all fixtures, furnishings, equipment, decor, and signs, and maintain in sufficient supplies and materials, as Franchisor may prescribe in the Manuals or otherwise in writing.

Franchisee shall refrain from deviating therefrom by the use of any unapproved item without the prior written consent of Franchisor.

.6.2 Franchisee shall offer and sell only Products that Franchisor specifies from time to time, unless otherwise approved in writing by Franchisor; and Franchisee shall offer and sell all Products as Franchisor may specify from time to time as required offerings at the Franchised Restaurant. Franchisee shall offer and sell the Products utilizing the ingredients and employing the preparation standards and techniques as specified by Franchisor. Franchisee is prohibited from offering or selling any products or services at or from the Franchised Restaurant that have not previously been authorized by Franchisor, and shall discontinue selling and offering for sale any Products which Franchisor shall have disapproved, in writing, at any time. If Franchisee wishes to offer or sell any products or services that have not previously been authorized by Franchisor, Franchisee must first make a written request to Franchisor, requesting authorization to offer or sell such products or services in accordance with Section 8.7 below. Franchisor may deny such approval for any reason.

.6.3 Franchisee shall permit Franchisor or its agents, at any reasonable time, to remove samples of Products, without payment therefor, in amounts reasonably necessary for testing by Franchisor or an independent laboratory to determine whether said samples meet Franchisor's then-current standards and specifications. In addition to any other remedies it may have under this Agreement, Franchisor may require Franchisee to bear the cost of such testing if the supplier of the item has not previously been approved by Franchisor or if the sample fails to conform to Franchisor's specifications.

.6.4 Franchisor may designate an independent evaluation service to conduct a "mystery shopper" quality control and evaluation program with respect to Franchisor or affiliate-owned and/or franchised Handam BBQ Restaurants. Franchisee agrees that the Franchised Restaurant will participate in such mystery shopper program, as prescribed and required by Franchisor, provided that Franchisor-owned, affiliate-owned, and franchised Handam BBQ Restaurants also participate in such program to the extent Franchisor has the right to require such participation. Franchisor shall have the right to require Franchisee to pay the then-current charges imposed by such evaluation service with respect to inspections of the Franchised Restaurant, and Franchisee agrees that it shall promptly pay such charges; provided, however, that such charges shall not exceed Five Hundred Dollars ($500) during each year of this Agreement.

.6.5 Franchisee shall participate in all customer surveys and satisfaction audits, which may require that Franchisee provide discounted or complimentary Products, provided that such discounted or complimentary sales shall not be included in the Gross Sales of the Franchised Restaurant. Additionally, Franchisee shall participate in any complaint resolution and other programs as Franchisor may reasonably establish for the System, which programs may include, without limitation, providing discounts or refunds to customers.

.7 **Purchases and Approved Suppliers**. Franchisee shall purchase all equipment, fixtures, furnishings, signs, décor, supplies, services, and products (including the Products) required for the establishment and operation of the Franchised Restaurant from Suppliers designated or approved in writing by Franchisor (as used in this Section 8.7 the term **"Supplier"** shall include manufacturers,` distributors, service providers, and other forms of Suppliers). In determining whether it will approve any particular Supplier, Franchisor shall consider various factors, including but not limited to whether the Supplier (i) can demonstrate, to Franchisor's continuing reasonable satisfaction, the ability to meet Franchisor's then-current standards and specifications for such items; (ii) possesses adequate quality controls and capacity to supply Franchisee's needs promptly and reliably; (iii) approval of who would enable the System, in Franchisor's sole opinion, to take advantage of marketplace efficiencies; and (iv)

has been approved in writing by Franchisor prior to any purchases by Franchisee from any such Supplier, and have not thereafter been disapproved. Franchisor reserves the right to designate, at any time and for any reason, a single Supplier for any equipment, supplies, services, or products (including any Products) and to require Franchisee to purchase exclusively from such designated Supplier, which exclusive designated supplier may be Franchisor or an affiliate of Franchisor.

.7.1 Notwithstanding anything to the contrary in this Agreement, Franchisee shall purchase all of its requirements for Proprietary Products from Franchisor or Franchisor's designee(s), as set forth in Section 8.8 below (through such distributor or distributors as Franchisor may designate). Franchisor shall have the right to introduce additional, substitute new, or discontinue Proprietary Products from time to time.

.7.2 If Franchisee desires to purchase any Products (except for Proprietary Products) or other items, equipment, supplies, services from suppliers other than those previously designated or approved by Franchisor, Franchisee must first submit to Franchisor a written request for authorization to purchase such items. Franchisee shall not purchase from any Supplier until, and unless, such Supplier has been approved in writing by Franchisor. Franchisor may deny such approval for any reason, including its determination to limit the number of approved Suppliers. Franchisee must submit to Franchisor such information and samples as Franchisor may reasonably require, and Franchisor shall have the right to require periodically that its representatives be permitted to inspect such items and/or Supplier's facilities, and that samples from the proposed Supplier, or of the proposed items, be delivered for evaluation and testing either to Franchisor or to an independent testing facility designated by Franchisor. Permission for such inspections shall be a condition of the initial and continued approval of such Supplier. A charge not to exceed the reasonable cost of the evaluation and testing shall be paid by Franchisee. Franchisor may also require that the Supplier comply with such other requirements as Franchisor may deem appropriate, including payment of reasonable continuing inspection fees and administrative costs, or other payment to Franchisor by the Supplier on account of their dealings with Franchisee or other franchisees.

.7.3 Franchisor reserves the right, at its option, to re-inspect from time to time the facilities and products of any such approved Supplier and to revoke its approval upon the Supplier's failure to continue to meet any of Franchisor's then-current criteria. Upon receipt of written notice of such revocation, Franchisee shall cease to sell or use any disapproved item, Products and/or cease to purchase from any disapproved Supplier.

.7.4 Nothing in the foregoing shall be construed to require Franchisor to approve any particular Supplier, nor to require Franchisor to make available to prospective Suppliers, standards for approval and/or specifications for formulas, which Franchisor shall have the right to deem confidential.

.7.5 Notwithstanding anything to the contrary contained in this Agreement, Franchisee acknowledges and agrees that, at Franchisor's sole option, Franchisor may establish one or more strategic alliances or preferred vendor programs with one or more nationally or regionally known Suppliers who are willing to supply all or some Handam BBQ Restaurants with some or all of the products and/or services that Franchisor requires for use and/or sale in the development and/or operation of Handam BBQ Restaurants. In this event, Franchisor may limit the number of approved Suppliers with whom Franchisee may deal, designate sources that Franchisee must use for some or all Products and other products and services, and/or refuse any of Franchisee's requests for approval if Franchisor believes that this action is in the best interest of the System or the franchised network of Handam BBQ

Restaurants. Franchisor shall have unlimited discretion to approve or disapprove of the Suppliers who may be permitted to sell Products to Franchisee.

.7.6 Franchisor and its affiliates may receive payments or other compensation from Suppliers on account of such Suppliers' dealings with Franchisee and other franchisees; and Franchisor may use all amounts so received for any purpose Franchisor and its affiliates deem appropriate.

.8 **Proprietary Products**. Franchisee acknowledges and agrees that the Proprietary Products offered and sold at Handam BBQ Restaurants are manufactured in accordance with secret recipes, standards, and specifications of Franchisor and/or Franchisor's affiliates, and are Proprietary Products of Franchisor and/or its affiliates. In order to maintain the high standards of quality, taste, and uniformity associated with Proprietary Products sold at all Handam BBQ Restaurants in the System, Franchisee agrees to purchase Proprietary Products only from Franchisor or its designee(s), and not to offer or sell any other items not approved by Franchisor at or from the Franchised Restaurant. In connection with the manufacturing, handling, storage, transport and delivery of any Proprietary Products purchased from Franchisor, its affiliates or designee(s), Franchisee acknowledges that any action or inaction by any third party (e.g., a food manufacturer or an independent carrier) in connection with the manufacturing, handling, storage, transport and delivery of the Proprietary Products shall not be attributable to nor constitute negligence of Franchisor. Franchisee acknowledges and agrees the Franchisor and/or its affiliates may earn revenues on account of such sales of Proprietary Products to Franchisee.

.9 **No Warranties**. Franchisee acknowledges that in purchasing or leasing supplies, equipment and/or materials from suppliers approved by Franchisor, **FRANCHISOR EXPRESSLY DISCLAIMS ANY WARRANTIES OR REPRESENTATIONS AS TO THE CONDITION OF SAME, INCLUDING WITHOUT LIMITATION, EXPRESS OR IMPLIED WARRANTIES AS TO MERCHANTABILITY OR FITNESS FOR ANY INTENDED PURPOSE. FRANCHISEE AGREES TO LOOK SOLELY TO THE MANUFACTURER OR SUPPLIER OF SAME IN THE EVENT OF ANY DEFECTS THEREIN.**

.10 **Inspections**. Franchisee shall permit Franchisor and its agents to enter upon the Premises at any time during normal business hours for the purpose of conducting inspections of the Premises and the operations of Franchisee. Franchisee shall cooperate with representatives in such inspections by rendering such assistance as they may reasonably request; and, upon notice from Franchisor or its agents, and without limiting other rights of Franchisor under this Agreement, shall take such steps as may be necessary to correct immediately any deficiencies detected during any such inspection. Should Franchisee, for any reason, fail to correct such deficiencies within a reasonable time as determined by Franchisor, Franchisor shall have the right, but not the obligation, to correct any deficiencies which may be susceptible to correction by Franchisor and to charge Franchisee the actual expenses of Franchisor in so acting, which shall be payable by Franchisee upon demand. The foregoing shall be in addition to such other remedies Franchisor may have.

.11 **Trademarked Items**. Franchisee shall ensure that all advertising and promotional materials, signs, decorations, paper goods (including, without limitation, wrapping, packaging supplies, containers for Products, napkins, menus and all forms and stationery used in the Franchised Restaurant), Products, and other items specified by Franchisor bear the Proprietary Marks in the form, color, location, and manner prescribed by Franchisor. Franchisee shall place and illuminate all interior and exterior signs and décor items in accordance with Franchisor's specifications.

.12 **Menu**. Franchisee shall sell or offer to sell those items only on the Handam BBQ Restaurant menu as approved by Franchisor. Such menu shall be subject to change from time to time as Franchisor may determine solely in its discretion. Franchisee must obtain Franchisor's written approval for any contemplated menu changes, including all additions to and/or deletions of items sold in the Franchised Restaurant. Franchisee shall utilize the standard menu format as required by Franchisor. Such menu format shall be subject to change from time to time as Franchisor may determine solely in its discretion.

.13 **Compliance**. Franchisee shall comply with all federal, state and local laws, rules and regulations, and shall timely obtain any and all permits, certificates, or licenses necessary for the full and proper conduct of the business licensed by this Agreement, including, without limitation, operation licenses, licenses to do business and fictitious name registration.

.14 **Uniforms**. Franchisee shall be responsible for having all personnel employed by Franchisee wear standard related uniforms and attire during business hours in order to further enhance Franchisor's product and format. Franchisee shall be permitted to purchase such uniforms and attire from manufacturers or distributors approved by Franchisor, which uniforms and attire must be in strict accordance with Franchisor's design and other specifications.

.15 **Governmental Requirements**. Franchisor and Franchisee understand and agree that the operation of the Franchised Restaurant, maintenance of its premises and equipment, conduct and appearance of its personnel, and the preparation and sale of products therefrom are all regulated by governmental statutes and regulations. To this end, the Franchisor and Franchisee agree that Franchisee owes an obligation to the patrons of the Franchised Restaurant, Franchisor, and to itself, to fully and faithfully comply with all those applicable governing authorities, and all of the same are made a part of this Franchise Agreement as if fully set forth herein. It is further agreed that in the event any product dispensed at the Franchised Restaurant evidences adulteration from the standards and specifications of Franchisor or is in violation of applicable law or regulations or in the event the food items, premises, equipment, personnel or operation of the Franchised Restaurant fail to be maintained in accordance with the governmental requirements, Franchisee shall immediately close the Franchised Restaurant, terminate selling operations, destroy all contaminated or adulterated products and eliminate the source thereof and remedy all unsanitary conditions present, reopening for business only after Franchisor's inspection and laboratory analysis from samples obtained for that purpose by Franchisor, evidence a compliance with the applicable governmental requirements and with the standards of Franchisor.

.16 **Prohibited Product or Service Fee**. In the event Franchisee sells any food, beverage, products, premiums, novelty items, clothing, souvenirs or performs any services that Franchisor has not prescribed, approved or authorized, Franchisee shall (i) cease and desist offering or providing the unauthorized or unapproved food, beverage, product, premium, novelty item, clothing, souvenir or from performing such services and (ii) pay to Franchisor, on demand, a prohibited product or service fee equal to Two Hundred Fifty Dollars ($250) per day for each day such unauthorized or unapproved food, beverage, product, premium, novelty item, clothing, souvenir or service is offered or provided by Franchisee. The prohibited product or service fee shall be in addition to all other remedies available to Franchisor under this Agreement or at law. Franchisee agrees that the prohibited product fee is intended to compensate Franchisor for certain expenses or losses It will incur as a result of the non-compliance and is not considered a penalty or an expression of the total amount of such damages.

.17 **Non-Compliance Fee**. If Franchisee fails to comply with any of the System standards and specifications as detailed in this Agreement, the Manuals and other written instructions of the Franchisor, in addition to any other remedies Franchisor may be entitled to, Franchisor reserves the right

to charge Franchisee one or more Non-Compliance Fees upon written notice to Franchisee per incidence of non-compliance. Non-compliance with this Agreement includes, but is not limited to, failure to pay (or to have adequate amounts available for electronic transfer) amounts owed to Franchisor or Franchisor's affiliates or failure to timely provide required reports and financial statements and failure to be in strict conformity with Franchisor's standards and specifications as provided in the Manuals. The Non-Compliance Fees shall be specified in the Manuals or elsewhere in writing, may be modified from time to time upon written notice to Franchisee, and may vary based on the severity of the defaults, the number of defaults, and whether the default has been repeated but shall be no less than $350 per non-compliance incident. Franchisee agrees that the non-compliance fee is intended to compensate Franchisor for certain expenses or losses It will incur as a result of the non-compliance and is not considered a penalty or an expression of the total amount of such damages. Franchisor may change or waive this Fee in Franchisor's sole discretion. Franchisor and Franchisee agree the Non-Compliance Fee to be a reasonable estimate of the Franchisor's administrative and management costs due to the Franchisee's operational violations. Franchisor may debit Franchisee's account for Non-Compliance Fees within five (5) days after notification of the fee for a violation. Charging the Non-Compliance Fee does not prevent Franchisor from seeking to recover damages to the System, business opportunities, or the goodwill associated with the Marks due to the Franchisee's violation, seeking injunctive relief, and/or formally defaulting Franchisee and terminating this Agreement under Section 16. Nothing in this Section 8.17 limits any of Franchisor's other rights and remedies available under the terms of this Agreement.

.18 **Participation in Promotions**. Franchisee shall participate in promotional programs developed by Franchisor for the System, in the manner directed by Franchisor in the Manuals or otherwise in writing; provided, however, that such promotional programs do not directly affect Franchisee's pricing freedom. In no way limiting the foregoing, Franchisee agrees that if required by Franchisor:

.18.1 Franchisee shall participate in all programs and services for frequent customers, senior citizens, children, and other categories, which may include providing discount or complimentary Products.

.18.2 Franchisee shall sell or otherwise issue gift cards or certificates (together "**Gift Cards**") that have been prepared utilizing the standard form of Gift Card provided or designated by Franchisor, and only in the manner specified by Franchisor in the Manuals or otherwise in writing. Franchisee shall fully honor all Gift Cards that are in the form provided or approved by Franchisor regardless of whether a Gift Card was issued by Franchisee or another Handam BBQ Restaurant. Franchisee shall sell, issue, and redeem (without any offset against any Royalty Fee or other contribution) Gift Cards in accordance with procedures and policies specified by Franchisor in the Manuals or otherwise in writing, including those relating to procedures by which Franchisee shall request reimbursement for Gift Cards issued by other Handam BBQ Restaurants and for making timely payment to Franchisor, other operators of Handam BBQ Restaurants, or a third-party service provider for Gift Cards issued from the Franchised Restaurant that are honored by Franchisor or other Handam BBQ Restaurant operators.

.19 **Health /Standards**. Franchisee shall meet and maintain the highest health standards and ratings applicable to the operation of the Franchised Restaurant under the Manuals and applicable health ordinances. Franchisee shall also comply with the requirements set forth in the Manuals for submitting to Franchisor a copy of a violation or citation relating to Franchisee's failure to maintain any health or safety standards in the operation of the Franchised Restaurant.

.20 **Maintenance of Premises**. Franchisee shall maintain the Franchised Restaurant and the Premises in a clean, orderly condition and in excellent repair; and, in connection therewith, Franchisee shall, at its expense, make such repairs and replacements thereto (but no others without prior written consent of Franchisor) as may be required for that purpose, including such periodic repainting or replacement of obsolete signs, furnishings, equipment, and decor as Franchisor may reasonably direct.

.21 **Ongoing Upgrades and Refurbishments**. As set forth in Section 8.6.1, throughout the term of this Agreement, Franchisee shall maintain all fixtures, furnishings, equipment, decor, and signs as Franchisor may prescribe from time to time in the Manuals or otherwise in writing. Franchisee shall make such changes, upgrades, refurbishment, and replacements as Franchisor may periodically require, in the time frames specified by Franchisor.

.22 **Five-Year Refurbishment and Renovations**. At the request of Franchisor, but not more often than once every five (5) years, unless sooner required by Franchisee's lease, Franchisee shall refurbish the Premises, at its expense, to conform to the Restaurant design, trade dress, color schemes, and presentation of the Proprietary Marks in a manner consistent with the then-current image for new Handam BBQ Restaurants. Such refurbishment may include structural changes, installation of new equipment and signs, remodeling, redecoration, and modifications to existing improvements, and shall be completed pursuant to such standards, specifications and deadlines as Franchisor may specify.

.23 **Compliance with Lease**. Franchisee shall comply with all terms of its lease or sublease, its financing agreements (if any), and all other agreements affecting the operation of the Franchised Restaurant; shall undertake best efforts to maintain a good and positive working relationship with its landlord and/or lessor; and shall not engage in any activity which may jeopardize Franchisee's right to remain in possession of, or to renew the lease or sublease for, the Premises.

.24 **Obligations to Third Parties**. Franchisee must at all times pay its distributors, contractors, suppliers, trade creditors, employees, lessors, lenders, tax authorities, and other creditors, lessors promptly as the debts and obligations to such persons become due. Failure to do so shall constitute a breach of this Agreement.

.25 **Notice of Legal Actions**. Franchisee shall notify Franchisor in writing within five (5) days of the commencement of any suit to foreclose any lien or mortgage, or any action, suit, or proceeding, and of the issuance of any order, writ, injunction, award, or decree of any court, agency, or other governmental instrumentality, including health agencies, which (i) relates to the operation of the Franchised Restaurant, (ii) may adversely affect the operation or financial condition of the Franchised Restaurant, or (iii) may adversely affect Franchisee's financial condition.

.26 **No Relocation**. Franchisee shall not relocate the Franchised Restaurant from the Approved Location without the prior written approval of Franchisor. If Franchisee desires to relocate the Franchised Restaurant, the following terms and conditions shall apply:

.26.1 Franchisee shall submit such materials and information as Franchisor may request for the evaluation of the requested plan of relocation. Franchisor may, in its sole discretion, require any or all of the following as conditions of its approval for relocation: (i) Franchisee not be in default under any provision of this Agreement, or any other agreement between Franchisee and Franchisor; (ii) the proposed substitute location meets Franchisor's then-current standards for Handam BBQ Restaurants; (iii) the lease (if applicable) for the proposed substitute location must comply with Franchisor's then-current lease requirements for Handam BBQ Restaurants (which may include the requirement that the lease contain certain terms and conditions, which may be different than, or in

addition to, those terms Franchisor required as of the Effective Date with respect to the Approved Location), and Franchisee must obtain Franchisor's approval of the proposed lease; (iv) Franchisee must possess the financial resources to meet the costs associated with relocating; and (v) Franchisee enter into Franchisor's then-current form of Franchise Agreement (which shall replace this Agreement), provided that Franchisee shall not be required to pay an initial Franchise Fee, and execute a general release in favor of Franchisor in the form prescribed by Franchisor.

.26.2 Any relocation of the Franchised Restaurant shall be at Franchisee's sole cost and expense.

.26.3 Franchisor shall have the right to charge Franchisee for costs and expenses incurred by Franchisor in connection with any approved relocation.

.26.4 If, through no fault of Franchisee, the Premises are damaged or destroyed by an event such that repairs or reconstruction cannot be completed within sixty (60) days thereafter, then Franchisee shall have forty five (45) days after such event in which to apply for Franchisor's approval to relocate and/or reconstruct the Premises, which approval shall not be unreasonably withheld.

.26.5 Franchisee agrees that in the event of a relocation of the Franchised Restaurant, Franchisee shall promptly remove from the first Restaurant premises, and discontinue using for any purposes, any and all signs, fixtures, furniture, posters, furnishings, equipment, menus, advertising materials, stationery supplies, forms and other articles which display any of the Proprietary Marks or any distinctive features or designs associated with Handam BBQ Restaurants. Furthermore, Franchisee shall, at its expense, immediately make such modifications or alterations as may be necessary to distinguish the first Restaurant so clearly from its former appearance and from other Handam BBQ Restaurants and to prevent any possibility of confusion therewith by the public (including, without limitation, removal of all distinctive physical and structural features identifying Handam BBQ Restaurants and removal of all distinctive signs and emblems). Franchisee shall, at its expense, make such specific additional changes as the Franchisor may reasonably request for this purpose. If Franchisee fails to initiate immediately or complete such alterations within such period of time as the Franchisor deems appropriate, Franchisee agrees that the Franchisor or its designated agents may enter the premises of the first Restaurant and adjacent areas at any time to make such alterations, at Franchisee's sole risk and expense, without responsibility for any actual or consequential damages to the property of Franchisee or others, and without liability for trespass or other tort or criminal act. Franchisee expressly acknowledges that its failure to make such alterations will cause irreparable injury to the Franchisor and consents to entry, at Franchisee's expense, of an ex-parte order by and court of competent jurisdiction authorizing the Franchisor or its agents to take such action, if the Franchisor seeks such an order. Compliance with the foregoing shall be a condition subsequent to the Franchisor's approval of any relocation request by Franchisee, and in the event complete de-identification of the first Restaurant premises is not promptly and completely undertaken, the Franchisor may then revoke its permission for relocation and declare a default under this Agreement.

.27 **Franchisee Advisory Councils**. If Franchisor should, during the term of this Agreement, form or require the formation of a franchisee advisory council or association (hereinafter "**Advisory Council**") or such successor council to serve as an advisory council to Franchisor with respect to advertising, marketing, and other matters relating to franchised Handam BBQ Restaurants, Franchisee may be required to become a member of the Advisory Council. In such event, Franchisee shall pay to the Advisory Council all dues and assessments authorized by the Advisory Council and shall otherwise abide by the rules and regulations of the Advisory Council and shall at all times maintain its membership in the Advisory Council in good standing.

.28 **Changes to the System**. Franchisee acknowledges and agrees that from time to time hereafter Franchisor may change or modify the System presently identified by the Proprietary Marks, as Franchisor deems appropriate, including without limitation to reflect the changing market and to meet new and changing consumer demands, and that variations and additions to the System may be required from time to time to preserve and enhance the public image of the System and operations of Handam BBQ Restaurants. Changes to the System may include, without limitation, the adoption and use of new, modified, or substituted products, services, programs, standards, policies and procedures, forms, Trade dress, equipment and furnishings and new techniques and methodologies, and (as described in Section 9 below) additional or substitute trademarks, service marks and copyrighted materials. Changes to the System may further include, without limitation, abandoning the System altogether in favor of another system in connection with a merger, acquisition, other business combination; and modifying or substituting entirely the building, premises, equipment, furnishings, signage, Trade dress, décor, color schemes and uniform specifications and all other unit construction, design, appearance and operational attributes which Franchisee is required to observe hereunder. Franchisee shall, upon reasonable notice, accept, implement, use and display in the operation of the Franchised Restaurant any such changes in the System, as if they were part of this Agreement at the time of execution hereof, at Franchisee's sole expense. Additionally, Franchisor reserves the right, in its sole discretion, to vary the standards throughout the System, as well as the services and assistance that Franchisor may provide to some franchisees based upon the peculiarities of a particular site or circumstance, existing business practices, or other factors that Franchisor deems to be important to the operation of any Handam BBQ Restaurant or the System. Franchisee shall have no recourse against Franchisor on account of any variation to any franchisee and shall not be entitled to require Franchisor to provide Franchisee with a like or similar variation hereunder. Except as provided herein, Franchisor shall not be liable to Franchisee for any expenses, losses or damages sustained by Franchisee as a result of any of the modifications contemplated hereby. Franchisee hereby covenants not to commence or join in any litigation or other proceeding against Franchisor or any third party complaining of any such modifications or seeking expenses, losses or damages caused thereby. Finally, Franchisee expressly waives any claims, demands or damages arising from or related to the foregoing activities including, without limitation, any claim of breach of contract, breach of fiduciary duty, fraud, and/or breach of the implied covenant of good faith and fair dealing.

.29 **Modifications Proposed by Franchisee**. Franchisee shall not implement any change to the System (including the use of any product or supplies not already approved by Franchisor) without Franchisor's prior written consent. Franchisee acknowledges and agrees that, with respect to any change, amendment, or improvement in the System or use of additional product or supplies for which Franchisee requests Franchisor's approval: (i) Franchisor shall have the right to incorporate the proposed change into the System and shall thereupon obtain all right, title, and interest therein without compensation to Franchisee, (ii) Franchisor shall not be obligated to approve or accept any request to implement change, and (iii) Franchisor may from time to time revoke its approval of a particular change or amendment to the System, and upon receipt of written notice of such revocation, Franchisee shall modify its activities in the manner described by Franchisor.

PROPRIETARY MARKS

.1 **Ownership**. Franchisor represents with respect to the Proprietary Marks that:

.1.1 Franchisor is the owner of the Proprietary Marks and has all right, title, and interest in and to the Proprietary Marks that it may sub-license them to its franchisees.

.1.2 Franchisor represents that applications for registration of certain of the Proprietary Marks have been filed with the appropriate authorities but that certain registrations of such Proprietary Marks have not as yet issued. Franchisor represents that all commercially reasonable efforts will be taken to obtain registration of each of the Proprietary Marks. However, Franchisee acknowledges that Franchisor has not made any representation or warranty to the effect that the Proprietary Marks which have not been registered shall be registered or are able to be registered therein, and the failure to obtain registrations of any of the Proprietary Marks shall not be deemed to be a breach of the terms of this Agreement by Franchisor. Moreover, Franchisee shall cooperate with Franchisor and its representatives, at Franchisors expense, in the prosecution of any applications or registrations of any Proprietary Marks which have been filed with the appropriate authorities. Franchisor undertakes to keep Franchisee informed of the progress in obtaining registration of the Trademarks.

.1.3 Franchisor will take all steps reasonably necessary to preserve and protect the ownership and validity in and to the Proprietary Marks.

.2 **License to Franchisee**. Franchisee's right to use the Proprietary Marks is limited to such uses as are authorized under this Agreement in connection with the operation of the Franchised Restaurant, and any unauthorized use thereof shall constitute an infringement of rights of Franchisor. Nothing in this Agreement shall be construed as authorizing or permitting their use at any other location or for any other purpose except as may be authorized in writing by Franchisor.

.3 **Terms of Franchisee's Usage**. With respect to Franchisee's use of the Proprietary Marks, Franchisee agrees that:

.3.1 It shall use only the Proprietary Marks designated by Franchisor, and to use them only in the manner authorized and permitted by Franchisor. Further, Franchisee shall not use any confusingly similar Trademarks in connection with its franchise or any other business in which it has an interest;

.3.2 It shall use the Proprietary Marks only for the operation of the business franchised hereunder and only at the location authorized hereunder, or in Franchisor-approved advertising for the business conducted at or from that location;

.3.3 It shall operate and advertise the Franchised Restaurant only under the name "Handam BBQ," and use the Proprietary Marks without prefix or suffix, unless otherwise authorized or required by Franchisor.

.3.4 It shall not use the Proprietary Marks as part of its corporate or other legal name, or as part of any e-mail address, domain name, or other identification of Franchisee in any electronic medium. Franchisee may, as necessary to conduct the business of the Franchised Restaurant and to obtain governmental licenses and permits for the Franchised Restaurant, indicate that Franchisee shall be operating the Franchised Restaurant under the trade name "Handam BBQ," provided that Franchisee shall also clearly identify itself as the owner and operator of the Franchised Restaurant;

.3.5 It shall identify itself as the owner of the Franchised Restaurant (in the manner required by Franchisor) in conjunction with any use of the Proprietary Marks, including on invoices, order forms, receipts, and business stationery, as well as at such conspicuous locations on the Premises as Franchisor may designate in writing;

.3.6 It shall not use the Proprietary Marks in such a way as to incur any obligation or indebtedness on behalf of Franchisor; and

.3.7 It shall execute any documents deemed necessary by Franchisor to obtain protection for the Proprietary Marks or to maintain their continued validity and enforceability. At Franchisor's request, Franchisee shall assign, transfer or convey to Franchisor, in writing, all additional rights, if any, that may be acquired by Franchisee as a result of its use of the Proprietary Marks.

.4 **Franchisee Acknowledgments**. Franchisee expressly understands and acknowledges that:

.4.1 During the term of this Agreement and after its expiration or termination, Franchisee shall not directly or indirectly contest the validity of Franchisor's right to use and to license others to use, the Proprietary Marks;

.4.2 Franchisee's use of the Proprietary Marks does not give Franchisee any ownership interest or other interest in or to the Proprietary Marks;

.4.3 Any and all goodwill arising from Franchisee's use of the Proprietary Marks shall inure solely and exclusively to the benefit of Franchisor, and, upon expiration or termination of this Agreement, no monetary amount shall be assigned as attributable to any goodwill associated with Franchisee's use of the System or the Proprietary Marks;

.4.4 The right and license of the Proprietary Marks granted hereunder to Franchisee is nonexclusive, and Franchisor thus has and retains the rights, among others: (a) to use the Proprietary Marks itself in connection with selling the Products; (b) to grant other licenses for the Proprietary Marks; and (c) to develop and establish other systems using the Proprietary Marks, similar proprietary marks, or any other proprietary marks, and to grant licenses thereto without providing any rights therein to Franchisee;

.4.5 Franchisor reserves the right to approve all signs, memos, stationery, business cards, advertising material forms and all other objects and supplies using the Proprietary Marks. All advertising, publicity, point of sale materials, signs, decorations, furnishings, equipment, or other materials employing the Proprietary Marks shall be in accordance with this Agreement and the Confidential Operations Manuals, and Franchisee shall obtain Franchisor's approval prior to such use;

.4.6 Franchisor shall have the right to substitute different proprietary marks for use in identifying the System and the businesses operating thereunder at the sole discretion of Franchisor. If it becomes advisable at any time, in the discretion of Franchisor, to modify or discontinue use of any Proprietary Mark and/or to adopt or use one or more additional or substitute Proprietary Marks, then Franchisee shall be obligated to comply with any such instruction by Franchisor. In such event and at Franchisor's direction, Franchisee shall adopt, use and display only such new or modified Proprietary Marks and shall promptly discontinue the use and display of outmoded or superseded Proprietary Marks, at Franchisee's expense. Franchisee waives any other claim arising from or relating to any Proprietary Mark change, modification or substitution. Franchisor will not be liable to Franchisee for any expenses, losses or damages sustained by Franchisee as a result of any proprietary mark addition, modification, substitution or discontinuation. Franchisee covenants not to commence or join in any litigation or other proceeding against Franchisor for any of these expenses, losses or damages;

.4.7 Upon the expiration, termination or non-renewal of this Agreement, Franchisee shall immediately cease using the Proprietary Marks, color combinations, designs, symbols or slogans; and Franchisor may cause Franchisee to execute such documents and take such action as may be necessary to evidence this fact. After the effective date of expiration, termination or non-renewal, Franchisee shall not represent or imply that he is associated with Franchisor. To this end, Franchisee irrevocably appoints Franchisor or its nominee to be Franchisee's attorney-in-fact to execute, on Franchisee's behalf, any document or perform any legal act necessary to protect the Proprietary Marks from unauthorized use. Franchisee acknowledges and agrees that the unauthorized use of the Proprietary Marks will result in irreparable harm to Franchisor for which Franchisor may obtain injunctive relief, monetary damages, reasonable attorneys' fees and costs;

.4.8 In order to develop and maintain high uniform standards of quality and service and to protect the reputation and goodwill of Franchisor, Franchisee agrees to do business and advertise using only the Proprietary Marks designated by the Franchisor. Franchisee shall not do business or advertise using any other name. Franchisee is not authorized to and shall not use the word "Handam BBQ" by itself, as a part of the legal name of any corporation, partnership, proprietorship or other business entity to which Franchisee is associated, or with a bank account, trade account or in any legal or financial connection;

.4.9 In order to preserve the validity and integrity of the Proprietary Marks, and to assure that Franchisee is properly employing them in the operation of Franchisee's business, Franchisor and its agents shall have the right at all reasonable times to inspect Franchisee's business, financial books and records, and operations. Franchisee shall cooperate with and assist Franchisor's representative in such inspections;

.4.10 As required by Franchisor, Franchisee shall be required to affix the ™ or ® symbol upon all advertising, publicity, signs, decorations, furnishings, equipment or other printed or graphic material employing the words "Handam BBQ" or any other of the Proprietary Marks, whether presently existing or developed in the future;

.4.11 Franchisee acknowledges that it does not have any right to deny the use of the Proprietary Marks to any other franchisees. In consideration therefore, Franchisee shall execute all documents and take such action as may be requested to allow Franchisor or other franchisees to have full use of the Proprietary Marks;

.4.12 If, during the term of this Agreement, there is a claim of prior use of any of the Proprietary Marks in the area in which Franchisee is doing business or in another area or areas, Franchisee shall so use any of Franchisor's other Proprietary Marks in such a way and at Franchisor's discretion in order to avoid a continuing conflict;

.4.13 Franchisee shall immediately notify Franchisor of any apparent infringement of or challenge to Franchisee's use of the Proprietary Marks, or any claim, demand, or suit based upon or arising from the unauthorized use of, or any attempt by any other person, firm, or corporation to use, without authorization, or any infringement of or challenge to, any of the Proprietary Marks. Franchisee also agrees to immediately notify Franchisor of any other litigation instituted by any person, firm, corporation or governmental entity against Franchisor or Franchisee;

.4.14 Franchisor shall undertake the defense or prosecution of any litigation concerning Franchisee that relates to any of the Proprietary Marks or that, in Franchisor's judgment, may affect the goodwill of the System; and Franchisor may, in such circumstances, undertake any other

action which it deems appropriate. Franchisor shall have sole and complete discretion in the conduct of any defense, prosecution or other action it chooses to undertake. In that event, Franchisee shall execute those documents and perform those acts which, in the opinion of Franchisor, are necessary for the defense or prosecution of the litigation or for such other action as may be undertaken by Franchisor; and

.4.15 Franchisor agrees to indemnify Franchisee against, and to reimburse Franchisee for, all damages for which it is held liable in any proceeding in which Franchisee's use of any Proprietary Mark pursuant to and in compliance with this Agreement is held to constitute trademark infringement, unfair competition or dilution, and for all costs reasonably incurred by Franchisee in the defense of any such claim brought against it or in any such proceedings in which it is named as a party, provided that Franchisee has timely notified the Franchisor of such claim or proceedings, has otherwise complied with this Agreement and has tendered complete control of the defense of such to the Franchisor. If the Franchisor defends such claim, the Franchisor shall have no obligation to indemnify or reimburse Franchisee with respect to any fees or disbursements of any attorney retained by Franchisee.

MANUALS

.1 **The Manuals and Furnishings to Franchisee**. In order to protect the reputation and goodwill of Franchisor and to maintain high standards of operation under the System, Franchisee shall operate the Franchised Restaurant in accordance with the standards, specifications, methods, policies, and procedures specified in the Manuals, which Franchisee shall receive on loan from Franchisor, in a manner chosen by Franchisor, via electronic access, hard copy volumes, computer disks, videos, or otherwise, including such amendments thereto, as Franchisor may publish from time to time, upon completion by Franchisee of initial training. Franchisee expressly acknowledges and agrees that Franchisor may provide a portion or all (including updates and amendments) of the Manuals, and other instructional information and materials in, or via, electronic media, including without limitation, the use of the Internet.

.2 **The Manuals are Proprietary and Confidential**. Franchisee shall treat the Manuals, any other materials created for or approved for use in the operation of the Franchised Restaurant, and the information contained therein, as confidential, and shall use all reasonable efforts to maintain such information (both in electronic and other formats) as proprietary and confidential. Franchisee shall not download, copy, duplicate, record, or otherwise reproduce the foregoing materials, in whole or in part, or otherwise make the same available to any unauthorized person, except as authorized in advance by the Franchisor.

.3 **The Manuals Remain Franchisor's Property**. The Manuals shall remain the sole property of Franchisor and shall be accessible only from a secure place on the Premises, and shall be returned to Franchisor, as set forth in Section 17.8 below, upon the termination or expiration of this Agreement.

.4 **Revisions to the Manuals**. Franchisor may from time to time revise the contents of the Manuals to improve or maintain the standards of the System and the efficient operation thereof, or to protect or maintain the goodwill associated with the Proprietary Marks or to meet competition, and Franchisee expressly agrees to comply with each new or changed standard. Franchisee shall ensure that the Manuals are kept current at all times. In the event of any dispute as to the contents of the Manuals, the terms of the master copies maintained at the home office of Franchisor shall be controlling.

.5 **Part of Agreement**. From the date of the opening of the Franchised Restaurant, the mandatory specifications, standards and operating procedures prescribed by Franchisor and communicated to Franchisee in writing, shall constitute provisions of this Agreement as if fully set forth

herein. All references herein to this Agreement shall include the provisions of the Manuals and all such mandatory specifications standards and operating procedures.

CONFIDENTIAL INFORMATION

.1 **Agreement with respect to Confidentiality**. Franchisee acknowledges and agrees that it shall not, during the term of this Agreement or thereafter, communicate, divulge, or use for the benefit of any other person or entity any confidential information, knowledge, or know-how concerning Franchisor, the System, the Products and/or the marketing, management or operations of the Franchised Restaurant that may be communicated to Franchisee or of which Franchisee may be apprised by virtue of Franchisee's operation under the terms of this Agreement. Franchisee shall divulge such confidential information only to such of its employees as must have access to it in order to operate the Franchised Restaurant. Any and all information, knowledge, know-how, and techniques which Franchisor designates as confidential shall be deemed confidential for purposes of this Agreement, except information which Franchisee can demonstrate came to its attention prior to disclosure thereof by Franchisor; or which, at or after the time of disclosure by Franchisor to Franchisee, had become or later becomes a part of the public domain, through publication or communication by others.

.2 **Individual Covenants of Confidentiality**. At Franchisor's request, Franchisee shall require its manager(s) and any personnel having access to any confidential information of Franchisor to execute covenants that they will maintain the confidentiality of information they receive in connection with their employment by Franchisee at the Franchised Restaurant. Such covenants shall be in a form satisfactory to Franchisor (the current forms of which are included in Exhibit G to this Agreement), which shall include specific identification of Franchisor as a third-party beneficiary of such covenants with the independent right to enforce them.

.3 **Remedies for Breach**. Franchisee acknowledges that any failure to comply with the requirements of this Section 11 will cause Franchisor irreparable injury, and Franchisee agrees to pay all court costs and reasonable attorney's fees incurred by Franchisor in obtaining specific performance of, or an injunction against violation of, the requirements of this Section 11.

.4 **Grantback**. Franchisee agrees to disclose to Franchisor all ideas, concepts, methods, techniques and products conceived or developed by Franchisee, its affiliates, owners or employees during the term of this Agreement relating to the development and/or operation of the Franchised Restaurant. Franchisee hereby grants to Franchisor and agrees to procure from its affiliates, owners or employees a perpetual, non-exclusive, and worldwide right to use any such ideas, concepts, methods, techniques in all Restaurant businesses operated by Franchisor or its affiliates, franchisees and designees. Franchisor shall have no obligation to make any payments to Franchisee with respect to any such ideas, concepts, methods, techniques or products. Franchisee agrees that Franchisee will not use or allow any other person or entity to use any such concept, method, technique or product without obtaining Franchisor's prior written approval.

ACCOUNTING AND RECORDS

.1 **Books and Records**. With respect to the operation and financial condition of the Franchised Restaurant, Franchisor may require that Franchisee adopt, until otherwise specified by Franchisor, a fiscal year that coincides with Franchisor's then-current fiscal year, as specified by Franchisor in the Manuals or otherwise in writing. Franchisee shall maintain for a period of not less than seven (7) years during the term of this Agreement, and, for not less than seven (7) years following the termination, expiration, or non-renewal of this Agreement, full, complete, and accurate books, records,

and accounts in accordance with generally accepted accounting principles and in the form and manner prescribed by Franchisor from time to time in the Manuals or otherwise in writing, including but not limited to: (i) daily transaction reports; (ii) cash receipts journal and general ledger; (iii) cash disbursements and weekly payroll journal and schedule; (iv) monthly bank statements, deposit slips and cancelled checks; (v) all tax returns; (vi) suppliers' invoices (paid and unpaid); (vii) dated daily and weekly transaction journal; (viii) semi-annual fiscal period balance sheets and fiscal period profit and loss statements; and (ix) such other records as Franchisor may from time to time request.

.2 **Franchisee's Reports to Franchisor**. In addition to the Sales Reports required pursuant to Section 4.3 above, Franchisee shall:

.2.1 Prepare by the twentieth (20th) day of each calendar month a balance sheet, profit and loss statement, cash flow statement and an activity report for the last preceding calendar month, which shall be in the form prescribed by Franchisor. Franchisee shall maintain and submit such statements and reports to Franchisor at the times as Franchisor may designate or otherwise request.

.2.2 Submit to Franchisor on April 15th of the year following the end of each calendar year, unless Franchisor designates in writing a different due date, during the term of this Agreement, a profit and loss statement for such year and a balance sheet as of the last day of such year, prepared on an accrual basis in accordance with U.S. generally accepted accounting principles ("**GAAP**"), including but not limited to all adjustments necessary for fair presentation of the financial statements. Franchisee shall certify such financial statements to be true and correct. Additionally, Franchisor reserves the right to require Franchisee to prepare (or cause to be prepared) and provide to Franchisor annual financial statements, (that includes a fiscal year-end balance sheet, an income statement of the Franchised Restaurant for such fiscal year reflecting all year-end adjustments, and a statement of changes in cash flow of Franchisee), and to require that such statements be prepared on a review basis by an independent certified public accountant (who Franchisor may require to be retained in accordance with Section 4.7). Franchisee shall provide such additional information, if any, as Franchisor may reasonably require in order for Franchisor to meet its obligations under GAAP.

.2.3 Franchisee shall maintain its books and records, and provide all statements and reports to Franchisor, using the standard statements, templates, categories, and chart of accounts that Franchisor provides to Franchisee.

.2.4 Submit to Franchisor such other periodic reports, forms and records as specified, and in the manner and at the time as specified in the Manuals or as Franchisor shall otherwise require in writing from time to time (including without limitation the requirement that Franchisee provide or make available to Franchisor certain sales and financial information in electronic format and/or by electronic means).

.3 **Inspection and Audit**. Franchisor and its agents shall have the right at all reasonable times to examine and copy, at the expense of Franchisor, the books, records, accounts, and/or business tax returns of Franchisee. Franchisor shall also have the right, at any time, to have an independent audit made of the books of Franchisee. If an inspection should reveal that any contributions or payments have been understated in any statement or report to Franchisor, then Franchisee shall immediately pay to Franchisor the amount understated upon demand, in addition to interest from the date such amount was due until paid, at the rate of eighteen percent (18%) per annum, or the maximum rate permitted by law, whichever is less. If an inspection discloses an understatement in any statement or report of three percent (3%) or more, Franchisee shall, in addition to repayment of monies owed with interest, reimburse Franchisor for any and all costs and expenses connected with the inspection (including travel, lodging and wages

expenses, and reasonable accounting and legal costs). The foregoing remedies shall be in addition to any other remedies Franchisor may have.

MARKETING AND PROMOTION

.1 **Franchisee's Advertising Obligations**. Recognizing the value of marketing and promotion, and the importance of the standardization of marketing and promotion programs to the furtherance of the goodwill and public image of the System, Franchisee and Franchisor agree as follows:

.1.1 Franchisor reserves the right to require that Franchisee, during each Week (except for expenditures on local advertising and promotion, which shall be measured on an annual basis), spend and/or contribute on advertising and promotion amounts, which, in the aggregate, are equal to three percent (3%) of Franchisee's Gross Sales during the preceding Week to advertise and to promote the Franchised Restaurant (together, the "**Advertising Obligation**"); provided, however, that the Advertising Obligations may exceed such amount under the circumstances set forth in Section 13.1.4 below. The Advertising Obligation shall be in the form of the following, and in such proportions as may be designated by Franchisor in writing from time to time: (i) contributions paid to the System Ad Fund, pursuant to Section 13.2 below, (ii) contributions paid to any Cooperative Ad Fund, as may be established pursuant to Section 13.3 below, and/or (iii) expenditures by Franchisee on "local advertising and promotion" pursuant to Section 13.4.

.1.2 As of the Effective Date and until Franchisee receives written notice from Franchisor of new allocations, the allocation of the Advertising Obligations shall be as follows: one percent (1%) of Gross Sales shall be contributed by Franchisee to the System Ad Fund and two percent (2%) of Gross Sales shall be spent by Franchisee on local advertising and promotion, which amount will be used to satisfy the Cooperative Ad Fund, if and when one is instituted in Franchisee's trading area. The Cooperative Ad Fund contribution will not exceed three percent (3%) of Franchisee's Gross Sales, unless the members of such Cooperative Ad Fund vote to exceed the maximum amount. Any contributions made by Franchisee to a Cooperative Ad Fund will be credited against Franchisee's local advertising expenditure requirement.

.1.3 The Advertising Obligation is the minimum requirement only, and Franchisee may, and is encouraged to, expend additional funds for marketing and promotion. In addition to the Advertising Obligation, Franchisee shall undertake and complete the Grand Opening Advertising Program, as provided in Section 13.5 below.

.1.4 Franchisee's aggregate Advertising Obligations may exceed three percent (3%) of Franchisee's Gross Sales, if the members of a Cooperative Ad Fund, of which Franchisee is a member, approve (as described in Section 13.3.3 below) required contributions to the Cooperative Ad Fund that, when aggregated with Franchisee's other requirements under this Section 13, would cause Franchisee's Advertising Obligations to exceed three percent (3%) of Franchisee's Gross Sales.

.2 **System Ad Fund**. Franchisor shall have the right at any time, in its sole discretion to establish a fund for system-wide advertising and promotion of the System (the "**System Ad Fund**"). During the existence of the System Ad Fund, Franchisee shall contribute to the System Ad Fund in the manner specified in Section 4.5 above, such amounts as Franchisor may specify in accordance with Section 13.1 above. The System Ad Fund shall be maintained and administered by Franchisor as follows:

.2.1 Franchisor shall direct all marketing programs, with sole discretion over the concepts, materials, and media used in such programs and the placement and allocation thereof.

Franchisor is not obligated, in administering the System Ad Fund, to make expenditures for Franchisee which are equivalent or proportionate to Franchisee's contribution, or to ensure that any particular franchisee benefits directly or pro rata from expenditures by the System Ad Fund.

.2.2 The System Ad Fund, all contributions thereto, and any earnings thereon shall be used exclusively to meet any and all costs of maintaining, administering, directing, conducting, and preparing marketing, advertising, public relations, and/or promotional programs and materials, and any other activities including socially responsible activities, which Franchisor believes will enhance the image of the System, including, among other things, the costs of preparing and conducting media marketing campaigns; direct mail advertising; marketing surveys and other public relations activities; employing advertising and/or public relations agencies to assist therein; sponsorship of organizations and events; purchasing promotional items; conducting and administering in-restaurant promotions; and providing promotional and other marketing materials and services to the Handam BBQ Restaurants operating under the System.

.2.3 Franchisee shall contribute to the System Ad Fund by separate payment made payable (or as otherwise directed for payment) to Franchisor. All sums paid by Franchisee to the System Ad Fund shall be accounted for separately and shall not be used to defray any of the expenses of Franchisor, except for such reasonable costs, salaries and overhead, if any, as Franchisor may incur in activities reasonably related to the direction and implementation of the System Ad Fund and marketing programs for operators and the System, including costs of personnel for creating and implementing marketing, advertising, and promotional programs. The System Ad Fund and any earnings from it shall not otherwise inure to the benefit of Franchisor. Franchisor shall maintain separate bookkeeping accounts for the System Ad Fund. In addition to Franchisee's contributions, Franchisor or a related company to Franchisor, will contribute to the System Ad Fund certain rebates earned from franchisees dealings with certain approved and designated Suppliers. As used in the Section 13.2.3, Franchisor, or a related company to Franchisor, shall not be consider a Supplier.

.2.4 Franchisor, upon request, shall provide Franchisee with an annual accounting of System Ad Fund receipts and disbursements. Any report of Franchisor's auditor or representative rendered from time to time pursuant to this Section 13, shall be final and binding upon all of the parties hereto.

.2.5 Franchisor reserves the right, in its sole discretion, to discontinue the System Ad Fund upon written notice to Franchisee.

.2.6 Franchisor may, but is not required to, make available to Franchisee from time to time, marketing plans and promotional materials, including newspaper mats, coupons, merchandising materials, sales aids, point-of-purchase materials, special promotions, direct mail materials, and similar marketing and promotional materials produced from contributions to the System Ad Fund. Franchisee acknowledges and agrees that it shall be reasonable for Franchisor to not provide any such materials to Franchisee during any period in which Franchisee is not in full compliance with its obligations to contribute to the System Ad Fund. Additionally, if monies of the System Ad Fund are used to produce point of sale materials, or other samples or other promotional materials and items, Franchisor may, on the behalf of the System Ad Fund, sell such items to franchisees in the System at a reasonable price, and any proceeds from the sale of such items or materials shall be contributed to the System Ad Fund.

.3 **Cooperative Ad Fund**. Franchisor shall have the right to designate any geographical area for purposes of establishing a regional or local market advertising fund ("**Cooperative Ad Fund**"). If a Cooperative Ad Fund is established for the geographic area in which the Franchised Restaurant is

located, Franchisee shall become a member of such Cooperative Ad Fund within thirty (30) days after the date on which the Cooperative Ad Fund commences operation, or at the time the Franchisee commences operation hereunder. In no event shall Franchisee be required to be a member of more than one (1) Cooperative Ad Fund. The following provisions shall apply to each such Cooperative Ad Fund:

.3.1 Each Cooperative Ad Fund shall be organized and governed in a form and manner, and shall commence operations on a date, approved in advance by Franchisor in writing. Unless otherwise specified by Franchisor, the activities carried on by each Cooperative Ad Fund shall be decided by a majority vote of its members. Any Handam BBQ Restaurant that Franchisor operates in the region shall have the same voting rights as those owned by its franchisees. Each Handam BBQ Restaurant franchisee shall be entitled to cast one (1) vote for each Handam BBQ Restaurant its operates that belongs to the Cooperative Ad Fund. Any disputes arising among any members of the Cooperative Ad Fund shall be resolved in accordance with the rules and procedures set forth in the Cooperative Ad Fund's governing documents.

.3.2 Each Cooperative Ad Fund shall be organized for the exclusive purpose of administering regional or local advertising programs and developing, subject to Franchisor's approval, standardized promotional materials for use by the members in local advertising and promotion.

.3.3 Franchisee shall contribute to the Cooperative Ad Fund in such amounts as Franchisor may specify pursuant to Section 13.1 above, unless the members of the Cooperative Ad Fund, by a majority vote conducted in accordance with the rules, bylaws, or other governing documents of the Cooperative Ad Fund, agree to increase the Cooperative Ad Fund contribution to a rate in excess of the amount required by Franchisor.

.3.4 Franchisee shall submit its required contributions to the Cooperative Ad Fund at the time required by Franchisor, together with such statements or reports as may be required by Franchisor or by the Cooperative Ad Fund with Franchisor's prior written approval. If so requested by Franchisor in writing, Franchisee shall submit its payments and reports to the Cooperative Ad Fund directly to Franchisor for distribution to the Cooperative Ad Fund.

.3.5 Franchisor maintains the right to terminate any Cooperative Ad Fund. A Cooperative Ad Fund shall not be terminated, however, until either: (a) all monies in that Cooperative Ad Fund have been expended for advertising and/or promotional purposes; or (b) Franchisor has transferred the unexpended monies to the System Ad Fund in the event there are no longer any Handam BBQ Restaurants operating within the geographic area covered by such Cooperative Ad Fund.

.4 **Local Advertising**. Franchisee shall comply with the following with respect to "local advertising and promotion" for the Franchised Restaurant:

.4.1 Franchisee shall spend on an annual basis such amounts as Franchisor may specify in accordance with Section 13.1 above. Franchisee shall account for such expenditures on a routine basis and shall prepare, in accordance with the schedule and procedures specified by Franchisor from time to time, detailed reports describing the amount of money expended on local advertising and promotion during such previous period. Franchisee shall maintain all such statements, reports and records, and shall submit same to Franchisor as Franchisor may specify in the Manuals or otherwise request of Franchisee. Additionally, at the request of Franchisor, Franchisee shall submit bills, statements, invoices, or other documentation satisfactory to Franchisor to evidence Franchisee's advertising or marketing activities.

.4.2 As used in this Agreement, the term "**local advertising and promotion**" shall refer to advertising and promotion related directly to the Franchised Restaurant, and shall, unless otherwise specified, consist only of the direct costs of purchasing advertising materials (including, but not limited to, camera-ready advertising and point of sale materials), media (space or time), promotion, direct out-of-pocket expenses related to costs of advertising and sales promotion (including, but not limited to, advertising agency fees and expenses, cash and "in-kind" promotional payments to landlords, postage, shipping, telephone, and photocopying), and such other activities and expenses as Franchisor, in its sole discretion, may specify. Franchisor may provide to Franchisee, in the Manuals or otherwise in writing, information specifying the types of advertising and promotional activities and costs which shall not qualify as "local advertising and promotion," including, without limitation, the value of advertising coupons, and the costs of products provided for free or at a reduced charge for charities or other donations.

.4.3 Upon written notice to Franchisee, Franchisor may require Franchisee to participate in mandatory promotions as Franchisor may develop and implement from time to time.

.5 **Grand Opening Advertising**. In addition to the Advertising Obligation, Franchisee shall expend a minimum of between Ten Thousand Dollars ($10,000) and Twenty Thousand Dollars ($20,000) for grand opening advertising and promotional programs in conjunction with the Franchised Restaurant's initial grand opening, pursuant to a grand opening marketing plan developed by Franchisor or developed by Franchisee and approved in writing by Franchisor (the "**Grand Opening Advertising Program**"). The Grand Opening Advertising Program shall be executed and completed within ninety (90) days after the Franchised Restaurant commences operation. Franchisee shall submit to Franchisor, for Franchisor's prior written approval, a marketing plan and samples of all advertising and promotional material not prepared or previously approved by Franchisor. For the purpose of this Agreement, the Grand Opening Advertising Program shall be considered local advertising and promotion, as provided under Section 13.4 above. Franchisor reserves the right to require Franchisee to deposit with Franchisor the funds required under this Section 13.5 to distribute as may be necessary to conduct the Grand Opening Advertising Program.

.6 **Standards for Advertising**. All advertising, marketing and promotion to be used by Franchisee, the System Ad Fund or any Cooperative Ad Fund shall be in such media and of such type and format as Franchisor may approve, shall be conducted in a dignified manner, and shall conform to such standards and requirements as Franchisor may specify. Franchisee shall not use any marketing or promotional plans or materials that are not provided by Franchisor unless and until Franchisee has submitted the materials to Franchisor, pursuant to the procedures and terms set forth in Section 13.7 herein.

.7 **Franchisor's Approval of Proposed Plans and Materials**. If Franchisee desires to use marketing and promotional plans and materials that have not been provided or previously approved by Franchisor, Franchisee shall submit samples of all such marketing and promotional plans and materials to Franchisor (as provided in Section 24 herein) for prior approval (including prices to be charged). If written notice of approval is not received by Franchisee from Franchisor within five (5) business days of the date of receipt by Franchisor of such samples or materials, Franchisor shall be deemed to have not approved them.

.8 **Directory Listings**. Franchisee shall, at its expense and in addition to its expenditures for local advertising and promotion, obtain listings in the white and yellow pages of local telephone directories and any other relevant digital or online directories. Franchisee shall comply with Franchisor's specifications concerning such listings, including the form and size of such listings, and the number of

directories in which such listings shall be placed. Additionally, Franchisee shall be required to obtain listings in and/or advertise with Franchisor and other franchisees in the System, on electronic yellow page directories and other on-line directories as Franchisor may designate. Franchisor reserves the right to place such, and subsequently modify or remove, on-line listings and advertisements on behalf of Franchisee. For any listings or advertisements posted by or on behalf of Franchisee, Franchisee shall promptly pay, upon demand by Franchisor, its pro-rata share of the costs. Additionally, these activities may be carried out through the use of the System Ad Fund.

.9 **Ownership of Advertising Plans and Materials**. Franchisee acknowledges and agrees that any and all copyrights in and to advertising and promotional materials developed by or on behalf of Franchisee which bear the Proprietary Marks shall be the sole property of Franchisor, and Franchisee agrees to execute such documents (and, if necessary, require its independent contractors to execute such documents) as may be deemed reasonably necessary by Franchisor to give effect to this provision. Any advertising, marketing, promotional, public relations, or sales concepts, plans, programs, activities, or materials proposed or developed by Franchisee for the Franchised Restaurant or the System and approved by Franchisor may be used by Franchisor and other operators under the System of Franchisor without any compensation to Franchisee.

INSURANCE

.1 **Insurance**. Franchisee shall procure at its expense and maintain in full force and effect during the term of this Agreement, an insurance policy or policies protecting Franchisee and Franchisor, and their officers, directors, partners and employees against any loss, liability, personal injury, death, or property damage or expense whatsoever arising or occurring upon or in connection with Franchisee's operations and the Franchised Restaurant, as Franchisor may reasonably require for its own and Franchisee's protection. Franchisor and such of its respective affiliates shall be named additional insured in such policy or policies.

.2 **Coverages**. Such policy or policies shall be written by an insurance company satisfactory to Franchisor in accordance with standards and specifications set forth in the Manuals or otherwise in writing; provided, however, that Franchisor shall have the right to designate from time to time, one or more insurance companies as the insurance carrier(s) for Handam BBQ Restaurants, and if required by Franchisor, Franchisee shall obtain its insurance coverage from the designated insurance company (or companies). The policy or policies shall include, at a minimum (except different coverages, umbrella coverages, and policy limits as may reasonably be specified for all Franchisees from time to time by Franchisor in the Manuals or otherwise in writing) the following:

.2.1 Builder's risk insurance that satisfies the standards and specifications set forth by Franchisor in the Manuals or otherwise in writing to cover any period(s) of renovation or construction at the Franchised Restaurant.

.2.2 All risk coverage insurance on (i) all personal property covering the Franchised Restaurant and premises and contents thereof, including, without limitation, all supplies, inventory, fixtures, and equipment, containing a replacement value endorsement in an amount equal to the full replacement value thereof; and (ii) business interruption in an amount no less than One Million Dollars ($1,000,000) per occurrence.

.2.3 Worker's compensation and employer's liability insurance as well as such other insurance as may be required by statute or rule of the state in which the Franchised Restaurant is located and operated. If Franchisee is permitted to and elects not to have worker's compensation

insurance for its owners and officers, Franchisee shall maintain coverages for these individuals at all times for work-related injuries.

.2.4 Comprehensive general liability insurance with limits of at least One Million Dollars ($1,000,000) per occurrence, and Two Million Dollars ($2,000,000) general aggregate, and product liability insurance with limits of at least Two Million Dollars ($2,000,000) general aggregate including the following coverages: personal injury (employee and contractual inclusion deleted); products/completed operation; and tenant's legal liability. All such coverages insuring Franchisor and Franchisee against all claims, suits, obligations, liabilities and damages, including attorneys' fees, based upon or arising out of actual or alleged personal injuries or property damage resulting from, or occurring in the course of, or on or about or otherwise relating to the Franchised Restaurant. The required coverage amounts herein may be modified from time to time by Franchisor to reflect inflation or future experience with claims.

.2.5 Automobile liability insurance, and property damage liability, including owned, non-owned, and hired vehicle coverage, with at least One Million Dollars ($1,000,000) combined single limit, and One Million Dollars ($1,000,000) general aggregate limit.

.2.6 Excess liability coverage over general liability, automobile liability, and employer's liability, with at least Two Million Dollars ($2,000,000) per occurrence.

.2.7 Such insurance and types of coverage as may be required by the terms of any lease for the Premises, or as may be required from time to time by Franchisor.

.2.8 The insurance shall cover the acts or omissions of each and every one of the persons who perform services of whatever nature at the Franchisee's Restaurant, and shall protect against all acts of any persons who patronize the Restaurant and shall contain a waiver of subrogation against Franchisor. Franchisee shall immediately notify Franchisor, in writing, of any accidents, injury, occurrence or claim that might give rise to a liability or claim against Franchisor or which could materially affect Franchisee's business, and such notice shall be provided no later than the date upon which Franchisee notifies its insurance carrier.

.3 **Certificates of Insurance**. The insurance afforded by the policy or policies respecting liability shall not be limited in any way by reason of any insurance which may be maintained by Franchisor. Prior to commencing any renovations or construction at the Franchised Restaurant, Franchisee shall provide Franchisor with a Certificate of Insurance for the builder's risk insurance required under Section 14.2.1. At least thirty (30) days prior to the opening of the Franchised Restaurant, and thereafter on an annual basis, Franchisee shall provide Franchisor with a Certificate of Insurance showing compliance with the foregoing requirements (except with respect to the builder's risk insurance, which shall have already been in effect pursuant to Section 14.2.1 above). Such certificate shall state that said policy or policies will not be canceled or altered without at least thirty (30) days prior written notice to Franchisor and shall reflect proof of payment of premiums. Maintenance of such insurance and the performance by Franchisee of the obligations under this Paragraph shall not relieve Franchisee of liability under the indemnity provision set forth in this Agreement. Franchisee acknowledges that minimum limits as required above may be modified by Franchisor in its sole discretion from time to time, by written notice to Franchisee.

.4 **Franchisor's Right to Procure Insurance for Franchisee**. Should Franchisee, for any reason, not procure and maintain such insurance coverage as required by this Agreement, Franchisor shall have the right and authority (without, however, any obligation to do so) immediately to procure such

insurance coverage and to charge same to Franchisee, which charges, together with a reasonable fee for expenses incurred by Franchisor in connection with such procurement, shall be payable by Franchisee immediately upon notice.

TRANSFER OF INTEREST

.1 **Franchisor's Rights to Transfer**. Franchisor shall have the right, without the need for Franchisee's consent, to transfer or assign this Agreement and all or any part of its rights or obligations herein to any person or legal entity, provided that any designated assignee of Franchisor shall become solely responsible for all obligations of Franchisor under this Agreement from the date of assignment. Upon any such transfer or assignment, Franchisor shall be under no further obligation hereunder, except for accrued liabilities, if any. If Franchisor transfers or assigns its rights in this Agreement, nothing herein shall be deemed to require Franchisor to remain in the "Handam BBQ Restaurant" business or to offer or sell any products or services to Franchisee. In addition, and without limitation to the foregoing, Franchisee expressly affirms and agrees that Franchisor may sell its assets, its Proprietary Marks, its Proprietary Products, or its System; may sell its securities in a public offering or in a private placement; may merge, acquire other corporations, or be acquired by another corporation; and may undertake a refinancing, recapitalization, leveraged buy-out, or other economic or financial restructuring.

.2 **No Transfers Without Franchisor's Approval**. Franchisee understands and acknowledges that the rights and duties set forth in this Agreement are personal to Franchisee or the Principals of Franchisee, if Franchisee is not an individual, and that Franchisor has granted this franchise in reliance on Franchisee's or Franchisee's Principals' business skill, financial capacity, and personal character. Accordingly:

.2.1 Franchisee shall not, without the prior written consent of Franchisor, transfer, pledge or otherwise encumber: (a) the rights and/or obligations of Franchisee under this Agreement; or (b) any material asset of Franchisee or the Franchised Restaurant.

.2.2 If Franchisee is a corporation or limited liability company, Franchisee shall not, without the prior written consent of Franchisor, issue any voting securities or securities convertible into voting securities, and the recipient of any such securities shall become a Principal under this Agreement, if so approved by Franchisor.

.2.3 If Franchisee is a partnership or limited partnership, the partners of the partnership shall not, without the prior written consent of Franchisor, admit additional general partners, remove a general partner, or otherwise materially alter the powers of any general partner. Each general partner shall automatically be deemed a Principal under this Agreement.

.2.4 A Principal shall not, without the prior written consent of Franchisor, transfer, pledge or otherwise encumber any ownership interest of the Principal in Franchisee, as such is identified in Exhibit B.

.3 **Conditions on Transfer**. Franchisor shall not unreasonably withhold any consent required by Section 15.2 above. However, if the proposed transfer alone or together with other previous, simultaneous, or proposed transfers would: (a) have the effect of changing control of Franchisee; (b) result in the assignment of the rights and obligations of Franchisee under this Agreement; or (c) transfer the ownership interest in all or substantially all of the assets of the Franchised Restaurant, Franchisor shall have the right to require any or all of the following as conditions of its approval:

.3.1 All of Franchisee's monetary obligations and all other outstanding obligations to Franchisor, its affiliates, and the approved suppliers of the System have been satisfied in full;

.3.2 Franchisee shall not be in default under any provision of this Agreement, any other agreement between Franchisee and Franchisor or its affiliate, any approved supplier of the System, or the lessor (or sublessor) of the Premises;

.3.3 Each transferor (and, if the transferor is other than an individual, the transferor and such owners of beneficial interest in the transferor as Franchisor may request) shall have executed a general release in a form satisfactory to Franchisor of any and all claims against Franchisor and its affiliates and their respective officers, directors, agents, and employees;

.3.4 The transferee of a Principal shall be designated as a Principal and each transferee who is designated a Principal shall enter into a written agreement, in a form satisfactory to Franchisor, agreeing to be bound as a Principal under the terms of this Agreement as long as such person or entity owns any interest in Franchisee. Additionally, the transferee and/or such owners of the transferee as Franchisor may request shall guarantee the performance of the transferee's obligations in writing in a form satisfactory to Franchisor;

.3.5 The transferee shall demonstrate to Franchisor's satisfaction that the terms of the proposed transfer do not place an unreasonable financial or operational burden on the transferee, and that the transferee (or, if the transferee is other than an individual, such owners of beneficial interest in the transferee as Franchisor may request) meets Franchisor's then-current application qualifications (which may include educational, managerial, socially responsible and business standards, as well as good moral character, business reputation, and credit rating); has the aptitude and ability to operate the Franchised Restaurant; absence of conflicting interests; and has adequate financial resources and capital to operate the Franchised Restaurant;

.3.6 At Franchisor's option, the transferee (and, if the transferee is not an individual, such Principals of the transferee as Franchisor may request) shall execute the form of franchise agreement then being offered to new System franchisees, and such other ancillary agreements required by Franchisor for the business franchised hereunder, which agreements shall supersede this Agreement and its ancillary documents in all respects, and the terms of which may differ from the terms of this Agreement including, without limitation, higher and/or additional fees;

.3.7 If so requested by Franchisor, the transferee, at its expense, shall upgrade the Franchised Restaurant, and other equipment to conform to the then-current standards and specifications of new Handam BBQ Restaurants then being established in the System, and shall complete the upgrading and other requirements within the time specified by Franchisor.

.3.8 The transferor shall remain liable for all of the obligations to Franchisor in connection with the Franchised Restaurant that arose prior to the effective date of the transfer and shall execute any and all instruments reasonably requested by Franchisor to evidence such liability;

.3.9 The transferee (and, if the transferee is not an individual, such Principals of the transferee as Franchisor may request) and the transferee's manager (if applicable) shall, at the transferee's expense, successfully attend and successfully complete any training programs then in effect for operators and managers upon such terms and conditions as Franchisor may reasonably require;

.3.10 Franchisee shall pay a transfer fee in an amount equal to fifty percent (50%) of Franchisor's then-current initial franchise fee to compensate Franchisor for its expenses incurred in connection with the transfer.

.3.11 The transferor(s), at the request of Franchisor, shall agree in writing to comply with the covenants set forth in Section 18 below.

.4 **Additional Terms**. For any transfer not covered by Section 15.3, each transferee (and, if the transferee is not an individual, such Principals of the transferee as Franchisor may request) shall, in addition to the requirement of obtaining Franchisor's consent as provided in Section 15.2, be subject to the requirements of Sections 15.3.3 and 15.3.4 above (with respect to execution of releases and personal guarantees).

.5 **Security Interests**. Neither Franchisee nor any Principal shall grant a security interest in, or otherwise encumber, any of the assets or securities of Franchisee, including the Franchised Restaurant unless Franchisee satisfies the requirements of Franchisor, which include, without limitation, execution of an agreement by the secured party in which it acknowledges the creditor's obligations under this Section 15, and agrees that in the event of any default by Franchisee under any documents related to the security interest, Franchisor shall have the right and option (but not the obligation) to be substituted as obligor to the secured party and to cure any default of Franchisee, and, in the event Franchisor exercises such option, any acceleration of indebtedness resulting from Franchisee's default shall be void against the Franchisor.

.6 **Right of First Refusal**. If Franchisee or any Principal desires to accept any *bona fide* offer from a third party to purchase Franchisee, any material asset of Franchisee, or any direct or indirect interest in Franchisee, Franchisee or such Principal shall promptly notify Franchisor, and shall provide such information and documentation relating to the offer as Franchisor may require. Franchisor shall have the right and option, exercisable within thirty (30) days after receipt of the written transfer request and the required information and documentation related to the offer (including any information that Franchisor may reasonably request to supplement or clarify information provided to Franchisor with the written transfer request), to send written notice to the seller that Franchisor intends to purchase the seller's interest on the same terms and conditions offered by the third party; provided, however, a spouse, domestic partner, parent or child of the seller shall not be considered a third party for purposes of this Section 15.6. If Franchisor elects to purchase the seller's interest, closing on such purchase shall occur within forty-five (45) days from the date of notice to the seller of the election to purchase by Franchisor, or, if longer, on the same timetable as contained in the *bona fide* offer.

.6.1 Any material change thereafter in the terms of the offer from the third party or by Franchisee, or a change in the identity of the third party shall constitute a new offer subject to the same rights of first refusal by Franchisor as in the case of the third party's initial offer. Failure of Franchisor to exercise the option afforded by this Section 15.6 shall not constitute a waiver of any other provision of this Agreement, including all of the requirements of this Section 15, with respect to a proposed transfer.

.6.2 If the consideration, terms, and/or conditions offered by a third party are such that Franchisor may not reasonably be required to furnish the same consideration, terms, and/or conditions, then Franchisor may purchase the interest proposed to be sold for the reasonable equivalent in cash. If the parties cannot agree within a reasonable time on the reasonable equivalent in cash of the consideration, terms, and/or conditions offered by the third party, Franchisor shall designate an independent appraiser to make a binding determination. The cost of any such appraisal shall be shared

equally by Franchisor and Franchisee. If Franchisor elects to exercise its right under this Section 15.6, Franchisor shall have the right to set off all amounts due from Franchisee, and one-half (½) of the cost of the appraisal, if any, against any payment to the seller.

.7 **Death of a Principal**. Upon the death of a Principal, the deceased's executor, administrator, or other personal representative shall transfer the deceased's interest to a third party acceptable to and approved by Franchisor within twelve (12) months after the death.

.8 **Permanent Disability of Controlling Principal**. Upon the permanent disability of any Principal with a controlling interest in Franchisee, Franchisor shall have the right to require such interest to be transferred to a third party in accordance with the conditions described in this Section 15 within six (6) months after notice to Franchisee. "**Permanent Disability**" shall mean any physical, emotional, or mental injury, illness, or incapacity that would prevent a person from performing the obligations set forth in this Agreement for at least six (6) consecutive months; and from which recovery within six (6) consecutive months from the date of determination of disability is unlikely. Permanent disability shall be determined by a licensed practicing physician selected by Franchisor upon examination of such person or, if such person refuses to be examined, then such person shall automatically be deemed permanently disabled for the purposes of this Section 15.8 as of the date of refusal. Franchisor shall pay the cost of the required examination.

.9 **Notice to Franchisor of Death or Permanent Disability**. Upon the death or permanent disability of Franchisee or any Principal of Franchisee, such person or his representative shall promptly notify Franchisor of such death or claim of permanent disability. Any transfer upon death or permanent disability shall be subject to the same terms and conditions as any *inter vivos* transfer.

.10 **Limited Exceptions**. Notwithstanding anything to the contrary in this Section 15:

.10.1 Franchisee shall not be required to pay the transfer fee due under Section 15.3.10 above, if the transferee: (a) is a spouse, parent, or direct lineal descendant or sibling of Franchisee or of a Principal of Franchisee (or more than one of such persons), provided that the transferee has been involved in, and is knowledgeable regarding, the operations of the Franchised Restaurant; (b) is a Principal of Franchisee; or (c); is a transferee under Sections 15.7 or 15.8 above.

.10.2 If Franchisee is an individual and seeks to transfer this Agreement to a corporation, partnership, or limited liability company formed for the convenience of ownership, the conditions of Sections 15.3.6 (signing a new franchise agreement), 15.3.7 (upgrading the Franchised Restaurant), and 15.3.10 (transfer fee) shall not apply, and Franchisee may undertake such transfer, provided that: (a) Franchisee owns one hundred percent (100%) of the equity interest in the transferee entity; (b) Franchisee and any other Principal(s) personally guarantee, in a written guaranty satisfactory to Franchisor, the performance of the obligations of the Franchisee under the Franchise Agreement; (c) Franchisee executes a Transfer of Franchise form as prescribed and approved by Franchisor; (d) such transferee entity is newly organized and its business purpose is confined exclusively to operating the Franchised Restaurant under this Agreement; and (e) Franchisee and any other Principal(s) execute any and all other ancillary agreements as Franchisor may require.

.11 **Securities Offerings**. All materials required for any offering of securities or partnership interests in Franchisee by federal or state law shall be submitted to Franchisor by the offeror for review prior to filing with any government agency; and any materials to be used in any exempt offering shall be submitted to Franchisor for review prior to their use. No offering shall imply, by use of the Proprietary Marks or otherwise, that Franchisor is participating in an underwriting, issuance, or offering of securities

of either Franchisee or Franchisor; and review by Franchisor of any offering shall be limited solely to the subject of the relationship between Franchisee and Franchisor. At its option, Franchisor may require the offering materials to contain written statements or disclaimers prescribed by Franchisor including, but not limited to, any limitations stated above in this paragraph. Franchisee and the other participants in the offering must fully indemnify Franchisor in connection with the offering. For each proposed offering, Franchisee shall reimburse Franchisor for its actual costs and expenses associated with reviewing the proposed offering materials, including legal and accounting fees. Franchisee shall give Franchisor written notice at least sixty (60) days prior to the date of commencement of any offering or other transaction covered by this Section 15.11. Any such offering shall be subject to prior written consent of Franchisor and right of first refusal as provided in Section 15.6.

.12 **No Waiver**. The consent of Franchisor to any transfer pursuant to this Section 15 shall not constitute a waiver of any claims it may have against the transferring party, nor shall it be a waiver of the right of Franchisor to demand exact compliance with any of the terms of this Agreement by any transferor or transferee.

.13 **Bankruptcy**. If Franchisee or any person holding any interest (direct or indirect) in Franchisee becomes a debtor in a proceeding under the U.S. Bankruptcy Code or any similar law in the U.S. or elsewhere, it is the parties' understanding and agreement that any transfer of the ownership of Franchisee, Franchisee's obligations and/or rights hereunder and/or any material assets of Franchisee, shall be subject to all of the terms of this Section 15.

.14 **No Transfers in Violation of Law**. Notwithstanding anything to the contrary in this Agreement, no transfer shall be made if the transferee, any of its affiliates, or the funding sources for either is a person or entity designated with whom Franchisor, or any of its affiliates, are prohibited by law from transacting business.

DEFAULT AND TERMINATION

.1 **Automatic Termination**. Franchisee shall be in default under this Agreement, and all rights granted to Franchisee herein shall automatically terminate without notice to Franchisee, if Franchisee shall become insolvent or make a general assignment for the benefit of creditors; if a petition in bankruptcy is filed by Franchisee or such a petition is filed against and not opposed by Franchisee; if Franchisee is adjudicated a bankrupt or insolvent; if a bill in equity or other proceeding for the appointment of a receiver of Franchisee or other custodian for Franchisee's business or assets is filed and consented to by Franchisee; if a receiver or other custodian (permanent or temporary) of Franchisee's assets or property, or any part thereof, is appointed by any court of competent jurisdiction; if proceedings for a composition with creditors under any state or federal law should be instituted by or against Franchisee; if a final judgment remains unsatisfied or of record for thirty (30) days or longer (unless supersedeas bond is filed); if Franchisee is dissolved; if execution is levied against Franchisee's business or property; if suit to foreclose any lien or mortgage against the Premises or equipment is instituted against Franchisee and not dismissed within thirty (30) days; or if the real or personal property of the Franchised Restaurant shall be sold after levy thereupon by any sheriff, marshal, or constable.

.2 **Termination Upon Notice**. Franchisee shall be deemed to be in default and Franchisor may, at its option, terminate this Agreement and all rights granted hereunder, without affording Franchisee any opportunity to cure the default, effective immediately by giving written notice to Franchisee (in the manner provided under Section 24 hereof), upon the occurrence of any of the following events:

.2.1 If Franchisee fails to complete all pre-opening obligations and to open the Franchised Restaurant within the time limits as provided in Section 5.4 above;

.2.2 If Franchisee or any of its Principals is convicted of a felony, a crime involving moral turpitude, or any other crime or offense that Franchisor believes is reasonably likely to have an adverse effect on the System, the Proprietary Marks, the Products, the goodwill associated therewith, or the interest of Franchisor therein;

.2.3 If a threat or danger to public health or safety results from the construction, maintenance, or operation of the Franchised Restaurant;

.2.4 If Franchisee's action or inaction, at any time, results in the loss of the right to possession of the Premises, or forfeiture of the right to do or transact business in the jurisdiction where the Franchised Restaurant is located;

.2.5 If Franchisee or any Principal purports to transfer any rights or obligations under this Agreement or any interest to any third party in a manner that is contrary to the terms of Section 15 hereof;

.2.6 If Franchisee knowingly maintains false books or records, or knowingly submits any false statements or reports to Franchisor;

.2.7 If, contrary to the terms of Sections 9 or 10 hereof, Franchisee discloses or divulges the contents of the Manuals or other confidential information provided to Franchisee by Franchisor;

.2.8 If Franchisee fails to comply with the covenants in Section 18.2 below or fails to timely obtain execution of the covenants required under Section 18.5 below;

.2.9 If Franchisee misuses or makes any unauthorized use of the Proprietary Marks or any other identifying characteristics of the System, or if Franchisee otherwise operates the Franchised Restaurant in a manner that materially impairs the reputation or goodwill associated with the System, Proprietary Marks, Products, or the rights of Franchisor therein;

.2.10 If Franchisee, after curing a default pursuant to Sections 16.3 or 16.4 hereof, commits the same default again, whether or not cured after notice.

.2.11 If Franchisee commits three (3) or more defaults under this Agreement in any twelve (12) month period, whether or not each such default has been cured after notice (this provision in no way limits Section 16.2.10 above);

.2.12 If Franchisee at any time ceases to operate or otherwise abandons the Franchised Restaurant for a period of two (2) consecutive days unless such closure is approved in writing by Franchisor, or excused by *force majeure*.

.2.13 If Franchisee breaches any material provision of this Agreement which breach is not susceptible to cure.

.3 **Notice and Opportunity to Cure - 7 Days**. Upon the occurrence of any of the following events of default, Franchisor may, at its option, terminate this Agreement by giving written

notice of termination (in the manner set forth under Section 24 hereof) stating the nature of the default to Franchisee at least seven (7) days prior to the effective date of termination; provided, however, that Franchisee may avoid termination by immediately initiating a remedy to cure such default, curing it to the satisfaction of Franchisor, and by promptly providing proof thereof to Franchisor within the seven (7) day period. If any such default is not cured within the specified time, or such longer period as applicable law may require, this Agreement shall terminate without further notice to Franchisee, effective immediately upon the expiration of the seven (7) day period or such longer period as applicable law may require.

.3.1 If Franchisee fails, refuses, or neglects promptly to pay any monies owing to Franchisor or its affiliates when due;

.3.2 If Franchisee refuses to permit Franchisor to inspect the Premises, or the books, records, or accounts of Franchisee upon demand; or

.3.3 If Franchisee fails to operate the Franchised Restaurant during such days and hours specified in the Manuals (this provision in no way limits Section 16.2.12).

.4 **Notice and Opportunity to Cure - 30 Days**. Except as otherwise provided in Sections 16.1, 16.2 and 16.3 of this Agreement, upon any other default by Franchisee, Franchisor may terminate this Agreement by giving written notice of termination (in the manner set forth under Section 24 hereof) stating the nature of the default to Franchisee at least thirty (30) days prior to the effective date of termination; provided, however, that Franchisee may avoid termination by immediately initiating a remedy to cure such default, curing it to the satisfaction of Franchisor, and by promptly providing proof thereof to Franchisor within the thirty (30) day period. If any such default is not cured within the specified time, or such longer period as applicable law may require, this Agreement shall terminate without further notice to Franchisee, effective immediately upon the expiration of the thirty (30) day period or such longer period as applicable law may require.

.5 **Cross Defaults**. Any default by Franchisee under this Agreement may be regarded as a default under any other agreement between Franchisor (or any affiliate of Franchisor) and Franchisee (or any affiliate of Franchisee). Any default by Franchisee under any other agreement between Franchisor (or any affiliate of Franchisor) and Franchisee (or any affiliate of Franchisee) may be regarded as a default under this Agreement.

.6 **Step-In Rights**. Franchisor has the right, but not the obligation, under the circumstances described below to assume the Franchised Restaurant's management (or to appoint a third party to assume its management) for any time period Franchisor deem appropriate. If Franchisor (or a third party) assumes the Franchised Restaurant's management under section (b) or (c) below, Franchisee must pay to Franchisor, in addition to the Royalty Fees, Advertising Contributions, and other amounts due under this Agreement, a reasonable daily Management Fee as determined by the Franchisor for up to sixty (60) days after Franchisor (or a third party) assumes management. Franchisor (or a third party) will have a duty to use only reasonable efforts and, unless directly caused by Franchisor's gross negligence or act of willful misconduct, will not be liable to Franchisee or to Owners for any damages, debts, losses, claims, or obligations related to the Franchised Restaurant, or to any of Franchisee's creditors for any supplier, products, or other assets or services the Franchised Restaurant purchases while Franchisor (or third party) manages it. Franchisee further agrees to hold Franchisor, it's Affiliates, and their respective owners, officers, employees, and agents harmless to the fullest extent of the law for any damages, losses, or expenses incurred or claims brought as a result of Franchisor's management of the Franchised Restaurant, provided however that this indemnification will not apply to damages, losses, expenses, or claims resulting directly from Franchisor's gross negligence or willful misconduct. If Franchisor (or a third

party) assumes Franchised Restaurant's management under subsections (a) or (d) below, Franchisor (or third party) may retain all, and need not pay Franchisee or otherwise account to Franchisee for any Gross Sales generated while Franchisor (or third party) manage the Franchised Restaurant. Franchisor may assume the Franchised Restaurant's management under the following circumstances:

.6.1 if Franchisee abandons, as defined herein, or fail to actively operate the Franchised Restaurant;

.6.2 if Franchisee fails to comply with any provision of this Agreement, including any System standard, and does not cure the failure within the time period specified in Franchisor's notice of default to Franchisee, but only for as long as it takes Franchisor, using reasonable commercial efforts, to correct the failure or default that was not cured;

.6.3 if, due to extraordinary circumstances or the death or incapacitation of Franchisee's Designated Principal, Franchisee requests that we temporarily manage the Franchised Restaurant; or

.6.4 if this Agreement expires or is terminated and Franchisor is deciding whether to exercise its option to purchase the Franchised Restaurant under Section 17.9 below. Franchisor exercising its management rights above will not affect Franchisor's right to terminate this Agreement under Section 16 above.

.7 **Remedies Other Than Termination**. If Franchisee commits any act or omission that would give rise to Franchisor's right to terminate, then Franchisor is permitted to, instead of or in addition to terminating, withhold, postpone, or forgo any services, payments, access to any electronic systems or other materials, or any other obligations imposed on Franchisor by this Agreement or the Manuals or levy any Non-Compliance or Prohibited Product Fees or exercise its step-in management rights, until Franchise has cured its violation or have otherwise remedied the default to Franchisor's satisfaction.

OBLIGATIONS UPON TERMINATION OR EXPIRATION

Upon termination or expiration of this Agreement, all rights granted hereunder to Franchisee shall terminate, and:

.1 **Stop Operating**. Franchisee shall immediately cease to operate the Franchised Restaurant, and shall not thereafter, directly or indirectly, represent to the public or hold itself out as a present or former franchisee of Franchisor in connection with the promotion or operation of any other business.

.2 **Stop Using the System**. Franchisee shall immediately and permanently cease to use, in any manner whatsoever, any confidential methods, procedures, and techniques associated with the System; the Proprietary Mark "Handam BBQ" and all other Proprietary Marks and distinctive forms, slogans, signs, symbols, and devices associated with the System. In particular, Franchisee shall cease to use all signs, marketing materials, displays, stationery, forms, products, and any other articles which display the Proprietary Marks.

.3 **Cancel Assumed Names**. Franchisee shall take such action as may be necessary to cancel any assumed name registration or equivalent registration obtained by Franchisee which contains the mark "Handam BBQ" or any other Proprietary Marks, and Franchisee shall furnish Franchisor with

evidence satisfactory to Franchisor of compliance with this obligation within five (5) days after termination or expiration of this Agreement.

.4 **<u>The Premises</u>**. Franchisee shall, at the option of Franchisor, assign to Franchisor any interest which Franchisee has in any lease or sublease for the Premises. In the event Franchisor does not elect to exercise its option to acquire the lease or sublease for the Premises, Franchisee shall make such modifications or alterations to the Premises immediately upon termination or expiration of this Agreement as may be necessary to distinguish the appearance of the Premises from that of a Handam BBQ Restaurants under the System, and shall make such specific additional changes thereto as Franchisor may reasonably request for that purpose. In the event Franchisee fails or refuses to comply with the requirements of this Section 17.4, Franchisor shall have the right to enter upon the Premises, without being guilty of trespass or any other tort, for the purpose of making or causing to be made such changes as may be required, at the expense of Franchisee, which expense Franchisee agrees to pay upon demand. Additionally, if Franchisor does not elect to exercise the option to acquire the lease/sublease, Franchisee shall comply with Section 18.3 below regarding a Competitive Business (as defined in Section 18.2.3 below).

.5 **<u>Phone Numbers and Directory Listings</u>**. In addition, Franchisee shall cease use of all telephone numbers and any domain names, websites, e-mail addresses, and any other identifiers, whether or not authorized by Franchisor, used by Franchisee while operating the Franchised Restaurant, and shall promptly execute such documents or take such steps necessary to remove reference to the Franchised Restaurant from all trade or business telephone directories, including "yellow" and "white" pages, or at Franchisor's request transfer same to Franchisor. Franchisee hereby authorizes Franchisor to instruct issuers of any telephone and internet domain name services, and other providers to transfer any such telephone numbers, domain names, websites, addresses, and any other identifiers to Franchisor upon termination of this Agreement, without need for any further approval from Franchisee. Without limiting the foregoing, Franchisee hereby agrees to execute a Telephone Number Assignment and Power of Attorney form attached to this Agreement as Exhibit I in order to implement this Section 17.5.

.6 **<u>No Use of Proprietary Marks or Trade Dress in other Businesses</u>**. Franchisee agrees, in the event it continues to operate, or subsequently begins to operate, any other business, not to use any reproduction, counterfeit, copy, or colorable imitation of the Proprietary Marks, either in connection with such other business or the promotion thereof, which, in the sole discretion of Franchisor, is likely to cause confusion, mistake, or deception, or which, in the sole discretion of Franchisor, is likely to dilute the rights of Franchisor in and to the Proprietary Marks. Franchisee further agrees not to utilize any designation of origin, description, or representation (including but not limited to reference to Franchisor, the System, or the Proprietary Marks) which, in the sole discretion of Franchisor, suggests or represents a present or former association or connection with Franchisor, the System, or the Proprietary Marks.

.7 **<u>Pay Franchisor All Amounts Due</u>**. Franchisee shall promptly pay all sums owing to Franchisor and its affiliates. In the event of termination for any default of Franchisee, such sums shall include, without limitation, all damages, costs, and expenses, including reasonable attorneys' fees, incurred by Franchisor as a result of the default and termination, which obligation shall give rise to, and remain until paid in full, a lien in favor of Franchisor against any and all of the personal property, furnishings, equipment, signs, fixtures, and inventory owned by Franchisee and on the Premises at the time of default.

.8 **<u>Return of Manuals and Confidential Information</u>**. Franchisee shall, at its own expense, immediately deliver to Franchisor the Manuals and all other records, computer disks, correspondence, and instructions containing confidential information relating to the operation of the

Franchised Restaurant (and any copies thereof, even if such copies were made in violation of this Agreement), all of which are acknowledged to be the property of Franchisor.

.9 **Franchisor's Option to Purchase Certain Assets**. Franchisor shall have the option, to be exercised within thirty (30) days after termination, to purchase from Franchisee any or all of the furnishings, equipment, signs, fixtures, supplies, or inventory of Franchisee related to the operation of the Franchised Restaurant, at the lesser of Franchisee's cost or fair market value. The cost for such items shall be determined based upon a five (5) year straight-line depreciation of original costs. For equipment that is five (5) or more years old, the parties agree that fair market value shall be deemed to be ten percent (10%) of the equipment's original cost. If Franchisor elects to exercise any option to purchase herein provided, it shall have the right to set off all amounts due from Franchisee.

.10 **Comply with Covenants**. Franchisee and its Principals shall comply with the covenants contained in Section 18.3 of this Agreement.

.11 **Liquidated Damages.** Upon the Franchisor's termination of this Agreement in accordance with Section 16 and the terms of this Agreement, the Franchisee shall pay to the Franchisor within 30 days of the date of the termination, as liquidated damages for the premature termination of this Agreement and not as a penalty, an amount equal to the number of months remaining on the Agreement or twenty-four (24), whichever is greater, times the average monthly Royalty Fee payable to the Franchisor based from the last twelve (12) months of the Franchised Business' active operations or the entire period the Franchised Business has been open for business, whichever is the shorter period. The Franchisee acknowledges and agrees that such liquidated damages are a reasonable approximation of the damages the Franchisor will incur resulting from the premature termination of the Franchise Agreement as a result of breach by the Franchisee, are appropriate because actual damages incurred by the Franchisor will be difficult or impossible to ascertain, are not a penalty, and shall not affect the Franchisor's right to, and are not in lieu of, any other payment or remedy, damages or relief to the Franchisor.

.12 **Franchisor's Right to Continue Operations**. In the event this Agreement is terminated, Franchisor may, at Franchisor's sole option, continue operate the Franchised Restaurant under Franchisor's management and apply receipts to debts owed by Franchisee. Franchisor will have no other obligation to Franchisee in connection with Franchisor's operation of the Franchised Restaurant following such termination.

COVENANTS

.1 **Full Time and Best Efforts**. Franchisee covenants that, during the term of this Agreement, except as otherwise approved in writing by Franchisor, Franchisee (or, if Franchisee is not an individual, the Designated Principal) and Franchisee's fully trained General Manager shall devote full time and best efforts to the management and operation of the Franchised Restaurant.

.2 **During the Agreement Term**. Franchisee specifically acknowledges that, pursuant to this Agreement, Franchisee will receive valuable, specialized training and confidential information, including information regarding the operational, sales, promotional, and marketing methods and techniques of Franchisor and the System. Franchisee covenants that during the term of this Agreement, except as otherwise approved in writing by Franchisor, Franchisee shall not, either directly or indirectly, for itself, or through, on behalf of, or in conjunction with any person or legal entity:

.2.1 Divert or attempt to divert any present or prospective business or customer of any Handam BBQ Restaurant to any competitor, by direct or indirect inducement or otherwise, or do or

perform, directly or indirectly, any other act injurious or prejudicial to the goodwill associated with the Proprietary Marks and the System;

.2.2 Employ or seek to employ any person who is at that time employed by Franchisor or by any other franchisee of Franchisor, or otherwise encourage such person to leave his or her employment as allowed by law; or

.2.3 Own, maintain, operate, engage in, be employed by, provide any assistance to, or have any more than a one percent (1%) interest in (as owner or otherwise) any Competitive Business (as defined below). A "**Competitive Business**" shall be considered a retail food business with sales of Korean style BBQ or other related products equal to or greater than ten percent (10%) of total sales. Furthermore, Franchisee acknowledges and agrees that Franchisee shall be considered in default under this Agreement and that this Agreement will be subject to termination as provided in Section 16.2.8 herein, in the event that a person in the immediate family (including spouse, domestic partner, parent or child) of Franchisee (or, if Franchisee is other than an individual, each Principal that is subject to these covenants) engages in a Competitive Business that would violate this Section 18.2.3 if such person was subject to the covenants of this Section 18.2.3.

.3 **After the Agreement and After a Transfer**. Franchisee covenants that, except as otherwise approved in writing by Franchisor, for a continuous uninterrupted period of two (2) years commencing upon the date of: (a) a transfer permitted under Section 15 of this Agreement; (b) expiration of this Agreement; (c) termination of this Agreement (regardless of the cause for termination); (d) a final order of a duly authorized arbitrator, panel of arbitrators, or a court of competent jurisdiction (after all appeals have been taken) with respect to any of the foregoing or with respect to enforcement of this Section 18.3; or (e) any or all of the foregoing:

.3.1 Franchisee shall not either directly or indirectly, for itself, or through, on behalf of, or in conjunction with any person or legal entity, own, maintain, operate, engage in, be employed by, provide assistance to, or have any interest in (as owner or otherwise) any Competitive Business that is, or is intended to be, located at the Approved Location, within the Territory, or within a radius of twenty-five (25) miles of any other Handam BBQ Restaurant located anywhere; provided, however, that this provision shall not apply to the operation by Franchisee of any business under the System under a franchise agreement with Franchisor; or

.3.2 Franchisee shall not sublease, assign, or sell Franchisee's interest in any lease, sublease, or ownership of the Premises or assets of the Franchised Restaurant to a third party for the operation of a Competitive Business, or otherwise arrange or assist in arranging for the operation by a third party of a Competitive Business.

.4 **Exception for Ownership in Public Entities**. Sections 18.2.3 and 18.3 shall not apply to ownership by Franchisee of a less than five percent (5%) beneficial interest in the outstanding equity securities of any corporation which has securities registered under the Securities Exchange Act of 1934.

.5 **Personal Covenants**. At the request of Franchisor, Franchisee shall obtain and furnish to Franchisor executed covenants similar in substance to those set forth in this Section 18 (including covenants applicable upon the termination of a person's relationship with Franchisee) and the provisions of Sections 10 and 15 of this Agreement (as modified to apply to an individual) from any or all of the following persons: (a) the Designated Principal, (b) all managers and other personnel employed by Franchisee who have received or will receive training and/or other confidential information; (c) all officers, directors, and Principals who have or will receive training or access to confidential information,

or who are or may be involved in the management and operation of the Franchised Restaurant. Every covenant required by this Section 18.5 shall be in a form approved by Franchisor, including specific identification of Franchisor as a third-party beneficiary of such covenants with the independent right to enforce them.

.6 **Covenants as Independent Clauses**. The parties agree that each of the foregoing covenants shall be construed as independent of any other covenant or provision of this Agreement. If all or any portion of a covenant in this Section 18 is held unreasonable or unenforceable by a court or agency having valid jurisdiction in an unappealed final decision to which Franchisor is a party, Franchisee expressly agrees to be bound by any lesser covenant subsumed within the terms of such covenant that imposes the maximum duty permitted by law, as if the resulting covenant were separately stated in and made a part of this Section 18.

.7 **Franchisor's Right to Reduce Scope of the Covenants**. Franchisee understands and acknowledges that Franchisor shall have the right, in its sole discretion, to reduce the scope of any covenant set forth in this Section 18, or any portion thereof, without Franchisee's consent, effective immediately upon receipt by Franchisee of written notice thereof; and Franchisee agrees that it shall comply forthwith with any covenant as so modified, which shall be fully enforceable notwithstanding the provisions of Section 25 hereof.

.8 **Covenants Survive Claims**. Franchisee expressly agrees that the existence of any claims it may have against Franchisor, whether or not arising from this Agreement, shall not constitute a defense to the enforcement by Franchisor of the covenants in this Section 18; provided, however, any claims Franchisee may have against Franchisor may be brought in a separate proceeding. Franchisee agrees to pay all costs and expenses (including reasonable attorneys' fees) incurred by Franchisor in connection with the enforcement of this Section 18.

.9 **Injunctive Relief**. Franchisee acknowledges that the foregoing restrictions are reasonable, are not vague or indefinite, and are designed to protect the legitimate business interests of Franchisor, and that in the event of a breach of covenants contained in this Section 18, the damage to Franchisor would be difficult to ascertain, and in addition to the liquidated damages payable to Franchisor as hereinafter provided for the breach of any or all of said covenants, Franchisor shall be entitled to seek injunctive and/or other equitable relief against the violation of any said covenants, together with reasonable attorneys' fees and costs.

CORPORATION, LIMITED LIABILITY COMPANY, OR PARTNERSHIP

.1 **List of Principals**. If Franchisee is a corporation, limited liability company, or partnership, each Principal of Franchisee, and the ownership interest of each Principal in Franchisee, shall be identified in Exhibit B hereto. Franchisee shall maintain a list of all Principals and immediately furnish Franchisor with an update to the information contained in Exhibit B upon any change, which shall be made only in compliance with Section 15 above.

.2 **Guaranties**. Such Principals as Franchisor may request shall execute a guaranty, indemnification, and acknowledgment of Franchisee's obligations under this Agreement in the form attached hereto as Exhibit D. As set forth in Section 8.3, the Designated Principal shall at all times have at least a ten percent (10%) interest in Franchisee.

.3 **Corporations and Limited Liability Companies**. If Franchisee or any successor to or assignee of Franchisee is a corporation or a limited liability company, Franchisee shall comply with the following requirements:

.3.1 Franchisee shall be newly organized and its governing documents shall at all times provide that its activities are confined exclusively to operating the Franchised Restaurant.

.3.2 Franchisee shall, upon request of Franchisor, promptly furnish to Franchisor copies of Franchisee's articles of incorporation, bylaws, articles of organization, operating agreement and/or other governing documents, and any amendments thereto, including the resolution of the Board of Directors or members authorizing entry into this Agreement.

.3.3 Franchisee shall maintain stop-transfer instructions on its records against the transfer of any equity securities of Franchisee; and each stock certificate or issued securities of Franchisee shall conspicuously include upon its face a statement, in a form satisfactory to Franchisor, which references the transfer restrictions imposed by this Agreement; provided, however, that the requirements of this Section 19.3.3 shall not apply to a publicly held corporation.

.4 **Partnerships and Limited Liability Partnerships**. If Franchisee or any successor to or assignee of Franchisee is a partnership or limited liability partnership, Franchisee shall comply with the following requirements:

.4.1 Franchisee shall be newly organized and its partnership agreement shall at all times provide that its activities are confined exclusively to operating the Franchised Restaurant.

.4.2 Franchise shall furnish Franchisor with a copy of its partnership agreement as well as such other documents as Franchisor may reasonably request, and any amendments thereto.

.4.3 The partners of the partnership shall not, without the prior written consent of Franchisor, admit additional general partners, remove a general partner, or otherwise materially alter the powers of any general partner.

TAXES, PERMITS, AND INDEBTEDNESS

.1 **Taxes**. Franchisee shall promptly pay when due all taxes levied or assessed, including unemployment and sales taxes, and all accounts and other indebtedness of every kind incurred by Franchisee in the operation of the Franchised Restaurant. Franchisee shall pay to Franchisor an amount equal to any sales tax, gross receipts tax, or similar tax or assessment (other than income tax) imposed on Franchisor with respect to any payments to Franchisor required under this Agreement, unless the tax is credited against income tax otherwise payable by Franchisor.

.2 **Dispute About Taxes**. In the event of any *bona fide* dispute as to Franchisee's liability for taxes assessed or other indebtedness, Franchisee may contest the validity or the amount of the tax or indebtedness in accordance with procedures of the taxing authority or applicable law, but in no event shall Franchisee permit a tax sale or seizure by levy or execution or similar writ or warrant, or attachment by a creditor, to occur against the Premises of the Franchised Restaurant, or any improvements thereon.

.3 **Compliance with Laws**. Franchisee shall comply with all federal, state, and local laws, rules, and regulations, and shall timely obtain any and all permits, certificates, or licenses necessary for

the full and proper conduct of the Franchised Restaurant, including licenses to do business, fictitious name registrations, sales tax permits, and fire clearances.

INDEPENDENT CONTRACTOR AND INDEMNIFICATION

.1 **No Fiduciary Relationship**. Franchisee is an independent contractor. Franchisor and Franchisee are completely separate entities and are not fiduciaries, partners, joint venturers, or agents of the other in any sense and neither shall have the power to bind the other. No act or assistance given by either party to the other pursuant to this Agreement shall be construed to alter the relationship. Franchisee shall be solely responsible for compliance with all federal, state, and local laws, rules and regulations, and for Franchisee's policies, practices, and decisions relating to the operation of the Franchised Restaurant.

.2 **Public Notice**. During the term of this Agreement, Franchisee shall hold itself out to the public as an independent contractor operating the Franchised Restaurant pursuant to a franchise agreement from Franchisor. Franchisee agrees to take such action as may be necessary to do so, including exhibiting a notice of that fact in a conspicuous place at the Premises, the content of which Franchisor reserves the right to specify.

.3 **No Assumption of Liability**. Nothing in this Agreement authorizes Franchisee to make any contract, agreement, warranty, or representation on the behalf of Franchisor, or to incur any debt or other obligation in the name of Franchisor; and Franchisor shall in no event assume liability for, or be deemed liable hereunder as a result of, any such action; nor shall Franchisor be liable by reason of any act or omission of Franchisee in its operation of the Franchised Restaurant or for any claim or judgment arising therefrom against Franchisee or Franchisor.

.4 **Indemnification**. Franchisee shall indemnify and hold Franchisor, Franchisor's owners and affiliates, and their respective officers, directors, and employees (the "**Indemnitees**") harmless against any and all causes of action, claims, losses, costs, expenses, liabilities, litigation, damages or other expenses (including, but not limited to, settlement costs and attorneys' fees) arising directly or indirectly from, as a result of, or in connection with the operation of the Franchised Restaurant and/or Franchisee's conduct under this Agreement (notwithstanding any claims that the Indemnitees are or were negligent). Franchisee agrees that with respect to any threatened or actual litigation, proceeding or dispute which could directly or indirectly affect any of the Indemnitees, the Indemnitees shall have the right, but not the obligation, in their discretion, to: (i) choose counsel, (ii) direct, manage and/or control the handling of the matter; and (iii) settle on behalf of the Indemnitees, and/or Franchisee, any claim against the Indemnitees. All vouchers, canceled checks, receipts, receipted bills or other evidence of payments for any such losses, liabilities, costs, damages, charges or expenses of whatsoever nature incurred by any Indemnitee shall be taken as prima facie evidence of Franchisee's obligation hereunder.

APPROVALS AND WAIVERS

.1 **Approval Requests**. Whenever this Agreement requires the prior authorization, approval or consent of Franchisor, Franchisee shall make a timely written request to Franchisor therefor, and such approval or consent must be obtained in writing.

.2 **Non-waiver**. No failure of Franchisor to exercise any power reserved to it hereunder, or to insist upon strict compliance by Franchisee with any obligation or condition hereunder, and no custom or practice of the parties in variance with the terms hereof, shall constitute a waiver of Franchisor's right to demand exact compliance with the terms hereof. Waiver by Franchisor of any particular default by Franchisee shall not be binding unless in writing and executed by the party sought to be charged and shall

not affect or impair Franchisor's right with respect to any subsequent default of the same or of a different nature; nor shall any delay, waiver, forbearance, or omission of Franchisor to exercise any power or rights arising out of any breach or default by Franchisee of any of the terms, provisions, or covenants hereof, affect or impair Franchisor's rights nor shall such constitute a waiver by Franchisor of any right hereunder or of the right to declare any subsequent breach or default. Subsequent acceptance by Franchisor of any payment(s) due to it hereunder shall not be deemed to be a waiver by Franchisor of any preceding breach by Franchisee of any terms, covenants or conditions of this Agreement.

WARRANTIES OF OPERATOR

.1 **Reliance by Franchisor**. Franchisor entered into this Agreement in reliance upon the statements and information submitted to Franchisor by Franchisee in connection with this Agreement. Franchisee represents and warrants that all such statements and information submitted by Franchisee in connection with this Agreement are true, correct and complete in all material respects. Franchisee agrees to promptly advise Franchisor of any material changes in the information or statements submitted.

.2 **Compliance with Laws**. Franchisee represents and warrants to Franchisor that neither Franchisee (including, without limitation, any and all of its employees, directors, officers and other representatives), nor any of its affiliates or the funding sources for either is a person or entity designated with whom Franchisor, or any of its affiliates, are prohibited by law from transacting business.

NOTICES

Any and all notices required or permitted under this Agreement shall be in writing and shall be personally delivered, sent by certified mail, or by other means which affords the sender evidence of delivery, or of rejected delivery, to the respective parties at the addresses shown on the signature page of this Agreement, unless and until a different address has been designated by written notice to the other party. Any notice by a means which affords the sender evidence of delivery, or rejected delivery, shall be deemed to have been given at the date and time of receipt or rejected delivery.

ENTIRE AGREEMENT

Franchisor and Franchisee, and any Principal, each acknowledge and warrant to each other that they wish to have all terms of this business relationship defined solely in and by this written Agreement. Recognizing the costs on both Franchisor and Franchisee which are uncertain, Franchisor and Franchisee each confirm that neither wishes to enter into a business relationship with the other in which any terms or obligations are the subject of alleged oral statements or in which oral statements or non-contract writings which have been or may in the future be, exchanged between them, serve as the basis for creating rights or obligations different than or supplementary to the rights and obligations set forth herein. Accordingly, Franchisor and Franchisee agree and promise each other that this Agreement supercedes and cancels any prior and/or contemporaneous discussions or writings (whether described as representations, inducements, promises, agreements or any other term), between Franchisor or anyone acting on its behalf and Franchisee or anyone acting on its behalf, which might be taken to constitute agreements, representations, inducements, promises or understandings (or any equivalent to such term) with respect to the rights and obligations of Franchisor and Franchisee or the relationship between them. Franchisor and Franchisee agree and promise each other that they have placed, and will place, no reliance on any such discussions or writings. In accordance with the foregoing, it is understood and acknowledged that this Agreement, the attachments hereto, and the documents referred to herein constitute the entire Agreement between Franchisor and Franchisee concerning the subject matter hereof, and supersede any prior agreements, no other representations having induced Franchisee to execute this Agreement. Except for

those permitted to be made unilaterally by Franchisor hereunder, no amendment, change, or variance from this Agreement shall be binding on either party unless mutually agreed to by the parties and executed by their authorized officers or agents in writing. Nothing is the Section 25 is intended to disclaim any of the information contained in Franchisor's Franchise Disclosure Document or its attachments or exhibits.

SEVERABILITY AND CONSTRUCTION

.1 **Severable Parts**. Except as expressly provided to the contrary herein, each portion, section, part, term, and/or provision of this Agreement shall be considered severable; and if, for any reason, any section, part, term, and/or provision herein is determined to be invalid and contrary to, or in conflict with, any existing or future law or regulation by a court or agency having valid jurisdiction, such shall not impair the operation of, or have any other effect upon, such other portions, sections, parts, terms, and/or provisions of this Agreement as may remain otherwise intelligible; and the latter shall continue to be given full force and effect and bind the parties hereto; and said invalid portions, sections, parts, terms, and/or provisions shall be deemed not to be a part of this Agreement.

.2 **Terms Surviving this Agreement**. Any provision or covenant in this Agreement which expressly or by its nature imposes obligations beyond the expiration, termination or assignment of this Agreement (regardless of cause), shall survive such expiration, termination or assignment.

.3 **No Rights on Third Parties**. Except as expressly provided to the contrary herein, nothing in this Agreement is intended, nor shall be deemed, to confer upon any person or legal entity other than Franchisee, Franchisor, officers, directors, shareholders, agents, and employees of Franchisor, and such successors and assigns of Franchisor as may be contemplated by Section 15 hereof, any rights or remedies under or by reason of this Agreement.

.4 **Full Scope of Terms**. Franchisee expressly agrees to be bound by any promise or covenant imposing the maximum duty permitted by law which is subsumed within the terms of any provision hereof, as though it were separately articulated in and made a part of this Agreement, that may result from striking from any of the provisions hereof any portion or portions which a court or agency having valid jurisdiction may hold to be unreasonable and unenforceable in an unappealed final decision to which Franchisor is a party, or from reducing the scope of any promise or covenant to the extent required to comply with such a court or agency order.

.5 **Franchisor's Application of its Rights**. Franchisor shall have the right to operate, develop and change the System in any manner that is not specifically precluded by this Agreement. Whenever Franchisor has reserved in this Agreement a right and/or discretion to take or withhold an action, or is deemed to have a right and/or discretion to take or withhold an action, or a right to grant or decline to grant Franchisee a right to take or omit an action, Franchisor may make its decision or exercise its rights, on the basis of the information readily available to Franchisor, and in its judgment of what is in Franchisor's best interests and/or in the best interests of Franchisor's franchise network, at the time its decision is made, without regard to whether: (i) other reasonable or even arguably preferable alternative decisions could have been made by Franchisor; (ii) the decision or action of Franchisor will promote its financial or other individual interests; (iii) Franchisor's decision or the action it take applies differently to Franchisee and one or more other franchisees or Franchisor's company-owed operations; or (iv) Franchisor's decision or the exercise of its right or discretion is adverse to Franchisee's interests. In the absence of an applicable statute, Franchisor will have no liability to Franchisee for any such decision or action. Franchisor and Franchisee intend that the exercise of Franchisor rights or discretion will not be subject to limitation or review. If applicable law implies a covenant of good faith and fair dealing in this

Agreement, Franchisor and Franchisee agree that such covenant shall not imply any rights or obligations that are inconsistent with a fair construction of the terms of this Agreement and that this Agreement grants Franchisor the right to make decisions, take actions and/or refrain from taking actions not inconsistent with Franchisee's rights and obligations hereunder.

APPLICABLE LAW AND DISPUTE RESOLUTION

.1 **Governing Law**. This Agreement takes effect upon its acceptance and execution by Franchisor, and shall be interpreted and construed under the laws of the State of Texas. In the event of any conflict of law, the laws of Texas shall prevail, without regard to, and without giving effect to, the application of Texas conflict of law rules. Nothing in this Section 27.1 is intended by the parties to subject this Agreement to any franchise or similar law, rule, or regulation of the State of Texas or of any other state to which it would not otherwise be subject.

.2 **Non-Binding Mediation**. Before any party may bring an action in arbitration or in court against the other, the parties must first meet to mediate the dispute (except for controversies, disputes, or claims related to or based on improper use of the Proprietary Marks or Confidential Information). Any such mediation shall be non-binding and shall be conducted by the American Arbitration Association in accordance with its then-current rules for mediation of commercial disputes. All mediation proceedings will be conducted at a suitable location chosen by the mediator, which is within a five (5) mile radius of Franchisor's then current principal place of business, unless we agree otherwise in writing. Notwithstanding anything to the contrary, this Section 27.2 shall not bar either party from obtaining injunctive relief against threatened conduct that will cause it loss or damages, under the usual equity rules, including the applicable rules for obtaining restraining orders and preliminary injunctions, without having to engage in mediation. Mediation hereunder shall be concluded within forty-five (45) days of Franchisee's receipt of the notice specifying the designated mediator or such longer period as may be agreed upon by the parties in writing. All aspects of the mediation process shall be treated as confidential, shall not be disclosed to others, and shall not be offered or admissible in any other proceeding or legal action whatsoever. Franchisor and Franchisee shall each bear its own costs of mediation, and each shall bear one-half (½) the cost of the mediator or mediation service.

.3 **Arbitration**. Franchisor and Franchisee agree that, subject to Section 27.2 herein, and except for controversies, disputes, or claims related to or based on improper use of the Proprietary Marks or Confidential Information, all controversies, disputes, or claims between Franchisor and Franchisor's affiliates, and Franchisor's and their respective shareholders, members, officers, directors, agents, and/or employees, and Franchisee (and/or Franchisee's owners, guarantors, affiliates, and/or employees) arising out of or related to:

(1) this Agreement or any other agreement between Franchisee and Franchisor;

(2) Franchisor's relationship with Franchisee;

(3) the validity of this Agreement or any other agreement between Franchisee and Franchisor; or

(4) any System Standard;

must be submitted for binding arbitration, on demand of either party, to the American Arbitration Association in the United States ("AAA"). The arbitration proceedings will be conducted by one arbitrator and, except as this Section otherwise provides, according to the AAA's then current rules. All

proceedings will be conducted at a suitable location chosen by the arbitrator, which is within a five (5) mile radius of Franchisor's then current principal place of business. All matters relating to arbitration will be governed by the United States Federal Arbitration Act (9 U.S.C. §§ 1 et seq.). Judgment upon the arbitrator's award may be entered in any court of competent jurisdiction.

.3.1 The arbitrator has the right to award or include in his or her award any relief which he or she deems proper, including, without limitation, money damages (with interest on unpaid amounts from the date due), specific performance, injunctive relief, and attorneys' fees and costs (as allowable under this Agreement or applicable law), provided that the arbitrator may not declare any Proprietary Mark generic or otherwise invalid or, as expressly provided in Section 27.6 below, award any punitive, exemplary or multiple damages against either party.

.3.2 Franchisor and Franchisee agree to be bound by the provisions of any limitation on the period of time in which claims must be brought under applicable law or this Agreement, whichever expires earlier. Franchisor and Franchisee further agree that, in any arbitration proceeding, each must submit or file any claim which would constitute a compulsory counterclaim (as defined by Rule 13 of the United States Federal Rules of Civil Procedure) within the same proceeding as the claim to which it relates. Any claim which is not submitted or filed as required is forever barred. The arbitrator may not consider any settlement discussions or offers that might have been made by either Franchisee or Franchisor.

.3.3 Franchisor and Franchisee agree that arbitration will be conducted on an individual, not a class-wide, basis and that an arbitration proceeding between Franchisor and Franchisor's affiliates, and Franchisor's and their respective shareholders, officers, directors, agents, and/or employees, and Franchisee (and/or Franchisee's owners, guarantors, affiliates, and/or employees) may not be consolidated with any other arbitration proceeding between Franchisor and any other person.

.3.4 Despite Franchisor's and Franchisee's agreement to arbitrate, Franchisor and Franchisee each have the right in a proper case to seek temporary restraining orders and temporary or preliminary injunctive relief from a court of competent jurisdiction; provided, however, that Franchisor and Franchisee must contemporaneously submit Franchisor's dispute for arbitration on the merits as provided in this Section 27.3.

.3.5 The provisions of this Section are intended to benefit and bind certain third party non-signatories and will continue in full force and effect subsequent to and notwithstanding this Agreement's expiration or termination.

.4 **Choice of Venue**. To the extent the parties have not resolved a dispute through mediation, arbitration, or otherwise, Franchisee consents and agrees that the proper venue in any such proceeding, claim, action or lawsuit relating to or arising out of this Agreement shall be the courts of the county where Franchisor has its then current principal place of business. Franchisee acknowledges that these courts shall have personal jurisdiction over it and hereby waives any defense it may have on the grounds of improper venue.

.5 **No Rights Exclusive of Other Rights**. No right or remedy conferred upon or reserved to Franchisor or Franchisee by this Agreement is intended to be, nor shall be deemed, exclusive of any other right or remedy provided herein or permitted by law or equity, but each shall be cumulative of every other right or remedy.

.6 **WAIVER OF JURY TRIAL**. FRANCHISOR AND FRANCHISEE IRREVOCABLY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM, WHETHER AT LAW OR IN EQUITY, BROUGHT BY EITHER OF THEM AGAINST THE OTHER, WHETHER A LEGAL ACTION, IN MEDIATION, OR IN ARBITRATION.

.7 **WAIVER OF PUNITIVE DAMAGES**. FRANCHISOR AND FRANCHISEE HEREBY WAIVE TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT TO OR CLAIM OF ANY PUNITIVE OR EXEMPLARY DAMAGES AGAINST THE OTHER.

.8 **Limitation**. The parties agree that, except as provided below, no mediation or arbitration proceeding, action or suit (whether by way of claim, counterclaim, cross-complaint, raised as an affirmative defense or otherwise) by either party will lie against the other (nor will any action or suit by Franchisee against any person and/or entity affiliated with Franchisor), whether for damages, rescission, injunctive or any other legal and/or equitable relief, in respect of any alleged breach of this Agreement, or any other claim of any type, unless such party will have commenced such mediation or arbitration proceeding, action or suit before the expiration of the earlier of: (a) One hundred eighty (180) days after the date upon which the state of facts giving rise to the cause of action comes to the attention of, or should reasonably have come to the attention of, such party; or (b) One (1) year after the initial occurrence of any act or omission giving rise to the cause of action, whenever discovered.

.8.1 Notwithstanding the foregoing limitations, where any federal, state or provincial law provides for a shorter limitation period than above described, whether upon notice or otherwise, such shorter period will govern.

.8.2 The foregoing limitations may, where brought into effect by Franchisor's failure to commence an action within the time periods specified, operate to exclude Franchisor's right to sue for damages but will in no case, even upon expiration or lapse of the periods specified or referenced above, operate to prevent Franchisor from terminating Franchisee's rights and Franchisor's obligations under this Agreement as provided herein and under applicable law nor prevent Franchisor from obtaining any appropriate court judgment, order or otherwise which enforces and/or is otherwise consistent with such termination.

.8.3 The foregoing limitations shall not apply to Franchisor's claims arising from or related to: (1) Franchisee's under-reporting of Gross Sales; (2) Franchisee's under-payment or non-payment of any amounts owed to Franchisor or any affiliated or otherwise related entity; (3) indemnification by Franchisee; (4) Franchisee's confidentiality, non-competition or other exclusive relationship obligations; and/or (5) Franchisee's unauthorized use of the Proprietary Marks.

.9 **WAIVER OF RICO**. THE PARTIES HERETO AGREE TO WAIVE, NOW AND FOREVER, ANY AND ALL RIGHTS EITHER MAY HAVE UNDER THE FEDERAL STATUTE KNOWN AS RICO.

.10 **Injunctive Relief**. Nothing herein contained shall bar the right of Franchisor to obtain injunctive relief against threatened conduct that will cause it loss or damages, including violations of the terms of Sections 9, 10, 11, 15, and 18 under the usual equity rules, including the applicable rules for obtaining restraining orders and preliminary injunctions.

.11 **Counterparts; Paragraph Headings; Pronouns**. This Agreement may be executed in any number of counterparts, all of which when taken together shall constitute one and the same instrument. All captions and paragraph headings in this Agreement are intended solely for the

convenience of the parties, and none shall be deemed to affect the meaning or construction of any provision hereof. Each pronoun used herein shall be deemed to include the other number of genders.

.12 **Security Interest**. Franchisee hereby grants to Franchisor a security interest in all of Franchisee's interest in all leasehold improvements, furniture, furnishings, fixtures, equipment, inventory and supplies located at or used in connection with the Restaurant, now or hereafter leased or acquired, together with all attachments, accessions, accessories, additions, substitutions and replacements therefore, and all cash and non-cash proceeds derived from insurance or the disposition of such collateral, to secure payment and performance of all debts, liabilities and obligations of any kind, whenever and however incurred, of Franchisee to Franchisor. Franchisee agrees to execute and deliver to Franchisor in a timely manner all financial statements and other documents necessary or desirable to evidence, perfect and continue the priority of such security interests under the Uniform Commercial Code.

.13 **Attorneys Fees**. In the event Franchisor is required to employ legal counsel or to incur other expense to enforce any obligation of Franchisee hereunder, or to defend against any claim, demand, action or proceeding by reason of Franchisee's failure to perform any obligation imposed upon Franchisee by this Agreement, Franchisor shall be entitled to recover from Franchisee the amount of all reasonable attorneys' fees of such counsel and all other expenses incurred in enforcing such obligation or in defending against such claim, demand, action, or proceeding, whether incurred prior to or in preparation for or contemplation of the filing of such action or thereafter.

ACKNOWLEDGMENTS

.1 **FRANCHISEE'S INVESTIGATION OF THE BUSINESS POSSIBILITIES**. FRANCHISEE ACKNOWLEDGES THAT IT HAS CONDUCTED AN INDEPENDENT INVESTIGATION OF THE BUSINESS OF OPERATING A HANDAM BBQ RESTAURANT, AND RECOGNIZES THAT THE BUSINESS VENTURE CONTEMPLATED BY THIS AGREEMENT INVOLVES BUSINESS RISKS AND THAT ITS SUCCESS WILL BE LARGELY DEPENDENT UPON THE ABILITY OF FRANCHISEE (OR, IF FRANCHISEE IS A CORPORATION, PARTNERSHIP OR LIMITED LIABILITY COMPANY, THE ABILITY OF ITS PRINCIPALS) AS (AN) INDEPENDENT BUSINESSPERSON(S). FRANCHISOR EXPRESSLY DISCLAIMS THE MAKING OF, AND FRANCHISEE ACKNOWLEDGES THAT IT HAS NOT RECEIVED, ANY WARRANTY OR GUARANTEE, EXPRESS OR IMPLIED, AS TO THE POTENTIAL VOLUME, PROFITS, OR SUCCESS OF THE BUSINESS VENTURE CONTEMPLATED BY THIS AGREEMENT. FRANCHISEE ACKNOWLEDGES THAT THIS AGREEMENT CONTAINS ALL ORAL AND WRITTEN AGREEMENTS, REPRESENTATIONS AND ARRANGEMENTS BETWEEN THE PARTIES, AND ANY RIGHTS WHICH THE RESPECTIVE PARTIES HERETO MAY HAVE HAD UNDER ANY OTHER PREVIOUS CONTRACT (WHETHER ORAL OR WRITTEN) ARE HEREBY CANCELLED AND TERMINATED, AND NO REPRESENTATIONS OR WARRANTIES ARE MADE OR IMPLIED, EXCEPT AS SPECIFICALLY SET FORTH HEREIN. FRANCHISEE FURTHER ACKNOWLEDGES THAT IT HAS NOT RECEIVED OR RELIED ON ANY REPRESENTATIONS ABOUT THE FRANCHISE BY THE FRANCHISOR, OR ITS OFFICERS, DIRECTORS, EMPLOYEES OR AGENTS, THAT ARE CONTRARY TO THE STATEMENTS MADE IN THE FRANCHISOR'S FRANCHISE DISCLOSURE DOCUMENT OR TO THE TERMS AND CONDITIONS CONTAINED HEREIN, AND FURTHER REPRESENTS TO THE FRANCHISOR, AS AN INDUCEMENT TO ENTRY INTO THIS AGREEMENT, THAT FRANCHISEE HAS MADE NO MISREPRESENTATIONS IN OBTAINING THE FRANCHISE.

.2 **Receipt of FDD and Complete Agreement**. Franchisee acknowledges that it received a complete copy of this Agreement, the attachments hereto, and agreements relating thereto, if any, at least

seven (7) calendar days prior to the date on which this Agreement was executed. Franchisee further acknowledges that it received the disclosure document required by the Trade Regulation Rule of the Federal Trade Commission entitled "Disclosure Requirements and Prohibitions Concerning Franchising", otherwise known as the Franchise Disclosure Document (**FDD**), at least fourteen (14) calendar days prior to the date on which this Agreement was executed or any payment by Franchisee for the franchise rights granted under this Agreement. Franchisee further acknowledges that prior to receiving Franchisor's FDD, Franchisor advised Franchisee of the formats in which the FDD is made available, and any conditions necessary for reviewing the FDD in a particular format.

.3 **Franchisee Read the Agreement and Consulted**. Franchisee acknowledges that it has read and understood Franchisor's FDD and this Agreement, the attachments hereto, and agreements relating thereto, if any, and that Franchisor has accorded Franchisee ample time and opportunity to consult with advisors of Franchisee's own choosing about the potential benefits and risks of entering into this Agreement.

28.4 **Franchisee's Responsibility for Operation of Business**. Although Franchisor retains the right to establish and periodically modify System standards, which Franchisee has agreed to maintain in the operation of the Franchised Restaurant, Franchisee retains the right and sole responsibility for the day-to-day management and operation of the Franchised Restaurant and the implementation and maintenance of System standards at the Franchised Restaurant.

28.5 **No Conflicting Obligations**. Each party represents and warrants to the other that there are no other agreements, court orders, or any other legal obligations that would preclude or in any manner restrict such party from: (a) negotiating and entering into this Agreement; (b) exercising its rights under this Agreement; and/or (c) fulfilling its responsibilities under this Agreement.

28.6 **Different Franchise Offerings to Others**. Franchisee acknowledges and agrees that Franchisor may modify the offer of its franchises to other franchisees in any manner and at any time, which offers and agreements have or may have terms, conditions, and obligations that may differ from the terms, conditions, and obligations in this Agreement.

28.7 **Good Faith**. Franchisor and Franchisee acknowledge that each provision in this Agreement has been negotiated by the parties hereto in good faith and the Agreement shall be deemed to have been drafted by both parties. It is further acknowledged that both parties intend to enforce every provision of this Agreement, including, without limitation, the provisions related to arbitration and choice of venue, regardless of any state law or regulation purporting to void or nullify any such provision.

28.8 **Success Depends on Franchisee**. Franchisee acknowledges that the success of the business venture contemplated under this Agreement is speculative and depends, to a large extent, upon Franchisee's ability as an independent businessperson, its active participation in the daily affairs of the business, market conditions, area competition, availability of product, quality of services provided as well as other factors. Franchisor does not make any representation or warranty express or implied as to the potential success of the business venture contemplated hereby.

28.9 **Patriot Act**. Franchisee represents and warrants that to its actual knowledge: (i) neither Franchisee, nor its officers, directors, managers, members, partners or other individual who manages the affairs of Franchisee, nor any Franchisee affiliate or related party, or any funding source for the Franchised Restaurant, is identified on the lists of Blocked Persons, Specially Designated Nationals, Specially Designated Terrorists, Specially Designated Global Terrorists, Foreign Terrorists Organizations, and Specially Designated Narcotics Traffickers at the United States Department of

Treasury's Office of Foreign Assets Control (OFAC), or the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, commonly known as the "USA Patriot Act," as such lists may be amended from time to time (collectively, "**Blocked Person(s)**"); (ii) neither Franchisee nor any Franchisee affiliate or related party is directly or indirectly owned or controlled by the government of any country that is subject to an embargo imposed by the United States government; (iii) neither Franchisee nor any Franchisee affiliate or related party is acting on behalf of the government of, or is involved in business arrangements or other transactions with, any country that is subject to such an embargo; (iv) neither Franchisee nor any Franchisee affiliate or related party are on the United States Department of Commerce Denied Persons, Entity and Unverified Lists, or the United States Departments of State's Debarred List, as such lists may be amended from time to time (collectively, the "**Lists**"); (v) neither Franchisee nor any Franchisee affiliate or related party, during the term of this Agreement, will be on any of the Lists or identified as a Blocked Person; and (vi) during the term of this Agreement, neither Franchisee nor any Franchisee affiliate or related party will sell products, goods or services to, or otherwise enter into a business arrangement with, any person or entity on any of the Lists or identified as a Blocked Person. Franchisee agrees to notify Franchisor in writing immediately upon the occurrence of any act or event that would render any of these representations incorrect.

.10 **No Guarantees**. Franchisor expressly disclaims the making of, and Franchisee acknowledges that it has not received nor relied upon, any warranty or guaranty, express or implied, as to the revenues, profits or success of the business venture contemplated by this Agreement.

[SIGNATURE PAGE FOLLOWS]

HANDAM FRANCHISE GROUP, LLC
FRANCHISE AGREEMENT
SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Franchise Agreement in duplicate on the day and year first above written.

HANDAM FRANCHISE GROUP, LLC	____
Franchisor	Franchisee
By:____________________________________	By:____________________________________
Name:__________________________________	Name:__________________________________
Title:___________________________________	Title:___________________________________
Address for Notices:	Address for Notices:
David Lee	_____________________________________
Handam Franchise Group, LLC	____
3200 Wilcrest Dr., Suite 275	____
Houston, Texas 77042	Telephone:______________________________
Telephone: (281)968-8850	Attn:____________________________________

HANDAM FRANCHISE GROUP, LLC
FRANCHISE AGREEMENT
EXHIBIT A
DATA SHEET

1. The Approved Location (See Section 1.2) for the Franchised Restaurant shall be:

____
____
____
____
____

2. The Territory shall be (subject to the terms of the Agreement, including but not limited to Section 1.4 of the Agreement) as follows, and which Territory is reflected on the map attached to this Exhibit A:

____
____
____
____
____

3. The initial Franchise Fee shall be $50,000 (See Section 4.1).

4. If this Franchise Agreement is executed pursuant to an Area Development Agreement, the development credit applied to the initial Franchise Fee shall be $10,000 (See Section 4 of Area Development Agreement).

HANDAM FRANCHISE GROUP, LLC

Initial: ____________ Date: ______________

FRANCHISEE

Initial: ____________ Date: ______________

HANDAM FRANCHISE GROUP, LLC
FRANCHISE AGREEMENT
EXHIBIT B
LIST OF PRINCIPALS AND DESIGNATED PRINCIPAL

FRANCHISEE'S PRINCIPALS

The following identifies all of Franchisee's Principals (as defined in Section 6.1 of the Franchise Agreement), including each Principals address and percentage of beneficial interest in Franchisee:

Name of Principal	Address, Telephone, E-mail	Interest (%) with Description
		Total %:

FRANCHISEE'S DESIGNATED PRINCIPAL

The following identifies Franchisee's Designated Principal (as defined in Section 8.3.1 of the Franchise Agreement), including his/her contact information and percentage of beneficial interest in Franchisee:

Name of Designated Principal	Address, Telephone, E-mail	Interest (%) with Description

3. **General Manager(s) and Managers**: As may be required pursuant to Section 8.3.2 of the Agreement, the following shall have daily supervisory responsibilities in connection with the operation of the Franchised Restaurant:

Name:______________________________ Title:______________________________

Name:______________________________ Title:______________________________

Name:______________________________ Title:______________________________

4. **Structure and Initial Capitalization**: Franchisee and its Owners represent and warrant that the ownership structure and initial capitalization of Franchisee is as follows:

As of the date hereof there are ________________ (__________) Ownership Interests authorized and there are ______________ (__________) Ownership Interests which are issued and outstanding. There are no other authorized classes of shares or membership interests. As of the date hereof the following will described the initial capitalization of Franchisee:

____

____

____

FRANCHISOR:
HANDAM FRANCHISE GROUP, LLC

By:____________________________________
Print Name:_______________________________
Title: ___________________________________

FRANCHISEE:

____

By:_____________________________________
Print Name:_______________________________
Title:____________________________________

OWNERS:

____

Print Name:_______________________________

____

Print Name:_______________________________

____

Print Name:_______________________________

____

Print Name:______________________________

HANDAM FRANCHISE GROUP, LLC
FRANCHISE AGREEMENT
EXHIBIT C
GUARANTEE, INDEMNIFICATION, AND ACKNOWLEDGMENT

As an inducement to Handam Franchise Group, LLC ("**Franchisor**") to enter into the Franchise Agreement between Franchisor and ____ ______ ("**Franchisee**"), dated _______, 20___ (the "**Agreement**"), the undersigned, jointly and severally, hereby unconditionally guarantee to Franchisor and Franchisor's successors and assigns that all of Franchisee's covenants and obligations, including, without limitation, monetary obligations, under the Agreement will be punctually paid and performed. This Guarantee is an unconditional, irrevocable and absolute guaranty of payment and performance and may not be cancelled, terminated, modified, or amended except by written agreement executed by both parties.

Upon demand by Franchisor, the undersigned each hereby jointly and severally agree to immediately make each payment required of Franchisee under the Agreement and waive any right to require Franchisor to: (a) proceed against Franchisee for any payment required under the Agreement; (b) proceed against or exhaust any security from Franchisee; (c) pursue or exhaust any remedy, including any legal or equitable relief, against Franchisee; or (d) give notice of demand for payment by Franchisee. Without affecting the obligations of the undersigned under this Guarantee, Franchisor may, without notice to the undersigned, extend, modify, or release any indebtedness or obligation of Franchisee, or settle, adjust, or compromise any claims against Franchisee, and the undersigned each hereby jointly and severally waive notice of same and agree to remain and be bound by any and all such amendments and changes to the Agreement.

The undersigned each hereby jointly and severally agree to defend, indemnify and hold Franchisor harmless against any and all losses, damages, liabilities, costs, and expenses (including, but not limited to, reasonable attorney's fees, reasonable costs of financial and other investigation, court costs, and fees and expenses) resulting from, consisting of, or arising out of or in connection with any failure by Franchisee to perform any obligation of Franchisee under the Agreement, any amendment thereto, or any other agreement executed by Franchisee referred to therein.

The undersigned each hereby jointly and severally acknowledge and expressly agree to be individually bound by all of the covenants contained in Sections 11, 15, 17, and 18 of the Agreement, and acknowledge and agree that this Guarantee does not grant the undersigned any right to use the "Handam BBQ" mark or system licensed to Franchisee under the Agreement.

This Guarantee shall terminate upon the termination or expiration of the Agreement, except that all obligations and liabilities of the undersigned which arose from events which occurred on or before the effective date of such termination shall remain in full force and effect until satisfied or discharged by the undersigned, and all covenants which by their terms continue in force after the expiration or termination of the Agreement shall remain in force according to their terms. Upon the death of an individual guarantor, the estate of such guarantor shall be bound by this Guarantee, but only for defaults and obligations hereunder existing at the time of death; and the obligations of the other guarantors will continue in full force and effect.

The undersigned represents and warrants to Franchisor that neither the undersigned (including, without limitation, any and all of its employees, directors, officers and other representatives), nor any of

its affiliates or the funding sources for either is a person or entity designated with whom Franchisor, or any of its affiliates, are prohibited by law from transacting business.

Any and all notices required or permitted under this guarantee provision shall be in writing and shall be personally delivered, in the manner provided under Section 24 of the Agreement.

Unless specifically stated otherwise, the terms used in this Guarantee shall have the same meaning as in the Agreement, and shall be interpreted and construed in accordance with Sections 26 and 27 of the Agreement. This Guarantee shall be interpreted and construed under the laws of the State of Texas. In the event of any conflict of law, the laws of the State of Texas shall prevail (without regard to, and without giving effect to, the application of Texas conflict of law rules).

IN WITNESS WHEREOF, the undersigned has executed this Guarantee, Indemnification and Acknowledgement as of the date of the Agreement.

GUARANTOR(S)

____

Print Name:______________________________

____

Print Name:______________________________

____

Print Name:______________________________

____

Print Name:______________________________

____

Print Name:______________________________

HANDAM FRANCHISE GROUP, LLC
FRANCHISE AGREEMENT
EXHIBIT D
AUTHORIZATION AGREEMENT FOR PREARRANGED PAYMENTS

____
Name of Depositor (Franchisee)

____
Social Security Number or Federal Tax Identification Number

The undersigned Depositor ("**Depositor**") hereby authorizes Handam Franchise Group, LLC ("**Franchisor**") to initiate electronic transfer debit entries and/or credit correction entries to Depositor's checking and/or savings account(s) indicated below with the Depository designated below ("**Depository**") ("**Bank**") to debit or credit such account(s) pursuant to Franchisor's instructions. Depositor understands that it is solely responsible for the accuracy of the information submitted on this form and for all future information submitted to Franchisor for the purposes of initiating required electronic transfers pursuant to that certain Franchise Agreement to which this Exhibit E is attached. It is Depositors responsibility to notify Franchisor of any changes or corrections to its bank account information. This authorization is to remain in full force and effect until sixty (60) days after Franchisor has received written notification from Depositor of its termination.

______________________ Depository	______________________ Branch	
______________________ City	____________ State	____________ Zip Code
______________________ Bank Transit/ABA Routing Number	______________________ Account Number	

____
Depositor

By:______________________________

Name:____________________________

Title:_____________________________

Date:________________________________

HANDAM FRANCHISE GROUP, LLC
FRANCHISE AGREEMENT
EXHIBIT E
NON-DISCLOSURE AND NON-COMPETITION AGREEMENT FOR FRANCHISEE AND FRANCHISEE'S PRINCIPALS AND GENERAL MANAGER

THIS NON-DISCLOSURE AND NON-COMPETITION AGREEMENT is made by and between Handam Franchise Group, LLC, (the "Franchisor"), and ______________________________, the Franchisee, the undersigned Principal(s) of Franchisee, and the undersigned General Manager of Franchisee (collectively referred to as the "Franchisee").

Introduction

Franchisor has developed an established business and is engaged in the development, marketing and granting to franchisees of a distinctive system of training employees, preparing, serving, merchandising, and selling products typically sold in a Handam BBQ Restaurant, served by a distinctively uniformed staff, in distinctively designed, furnished, decorated and equipped Restaurants under the name "Handam BBQ"; and

Franchisor has developed and uses the name "Handam BBQ" and associated trademarks, service marks, designs, and symbols in the design and appearance of its Restaurants (collectively referred to as the "Marks"), identifying the goodwill which the Franchisor has developed in connection with the operation of Handam BBQ Restaurants by the Franchisor and its franchisees (all of which is hereinafter referred to as the "System"); and

Franchisor desires to preserve the Marks and the System, and has plans, where profitable, to increase the number of Handam BBQ Restaurants within the United States and elsewhere; and

Franchisee desires to obtain and maintain the right to own and operate one or more Handam BBQ Restaurants and the Franchisor desires to grant such right to Franchisee subject to the terms set forth below; and

Franchisee's General Manager has been hired by Franchisee to run the day-to-day activities of Franchisee's Restaurant and such General Manager must therefore be bound by the same confidentiality and non-competition agreement that Franchisee is bound by.

Now, therefore, in consideration these premises, and the conditions stated herein, the parties agree as follows:

1. **Purpose of Agreement**. The Franchisor is placing the Franchisee in a position of trust and confidence in order to aid the Franchisor in its development, marketing, sale and expansion of the System. As a precondition of the grant of the right to develop and operate a Handam BBQ Restaurant, the Franchisor desires to receive from the Franchisee (i) an agreement not to disclose certain information relating to the Franchisor's business, (ii) an agreement not to compete against the Franchisor for a certain period of time, and (iii) an agreement concerning the ownership of certain information. This Agreement sets forth the terms of their agreements and understandings.

2. **Franchisor Ownership of Materials**. All information, ideas, research, methods, techniques, specifications, guidelines, secret recipes, manuals, procedures, systems, improvements, notes, data, tapes,

reference items, financial information, literature, files, supplier lists, notebooks, calendars, sketches, drawings, memoranda, records and copyrighted and other materials, including the Franchisor's Confidential Operating Manual and related manuals, and the goodwill associated with them, which in any way relate to the Franchisor's past, present or potential business or which were prepared or received by the Franchisee as a franchisee of the Franchisor and a participant in the System (hereinafter collectively referred to as "Confidential Information") are the exclusive property of the Franchisor. Franchisee agrees to deliver to the Franchisor all copies of such materials including the Franchisee's own personal work papers, which are in the Franchisee's possession or under the Franchisee's potential control at the request of the Franchisor or, in the absence of such a request, upon the termination of that certain Franchise Agreement dated even date herewith between Franchisor and Franchisee (the "Franchise Agreement").

3. **Confidential Information**. The Franchisee acknowledges that the Franchisor's Confidential Information is a valuable and unique asset which the Franchisee holds in trust for the Franchisor's sole benefit. The Franchisee agrees that the Franchisee shall not, at any time during and after the Franchisee ceases to be a franchisee of the Franchisor or a participant in the System, use for itself or for others, or disclose to any person, corporation or other entity for any reason, any of the Franchisor's Confidential Information, without the prior written consent of the Franchisor.

4. **Trade Secrets**. The Franchisee acknowledges that the Franchisor's Confidential Information and its methods and techniques of operation, and food preparation, merchandising, recipes, specifications, its financial condition, customer service, marketing and pricing strategies, as well as the information compiled and developed regarding improvements or enhancements to the System, including the Confidential Operating Manual and related manuals, are uniquely valuable to the Franchisor and have been developed through considerable expense and effort, and thus are not usually ascertainable by a competitor without considerable investment of effort and expense ("Trade Secrets").

In light of the need to protect and preserve the confidentiality of these Trade Secrets and in consideration of Franchisee's continued right to own and operate a Handam BBQ Restaurant, the Franchisee agrees, at all times while a franchisee of the Franchisor and for as long as Franchisor remains in business anywhere in the world, to respect the confidentiality of the Franchisor's Trade Secrets, to use them solely for the benefit of the Franchisor's business, and to refrain from disclosing or making available the Trade Secrets to any third party without the prior written consent of the Franchisor. The Franchisee further agrees to take all reasonable security measures to ensure that the Franchisee's employees comply with this Agreement and such other security measures as are reasonably requested by the Franchisor to prevent accidental disclosure.

5. **Assignment of Inventions**. All ideas, improvements, processes, names, menu items, and enhancements to the System or which relate to or are useful to the Franchisor's business which the Franchisee, alone or with others, may invent, discover, make or conceive ("Inventions") are the exclusive property of the Franchisor, and the Franchisee shall promptly and fully disclose them to the Franchisor. At any time, at the Franchisor's request and expense, the Franchisee shall, without further compensation: (i) promptly record such Inventions with the Franchisor; (ii) execute any assignments and other documents the Franchisor deems desirable to protect its rights in the Inventions; and (iii) assist the Franchisor in enforcing its rights with respect to these Inventions.

6. **Restrictions on Unfair Competition**. It is recognized by the Franchisee that as the natural result of the Franchisee's participation in the System as a franchisee of the Franchisor, Franchisee will gain access to the Franchisor's Trade Secrets and Confidential Information, and will gain the trust, confidence and respect of the Franchisor's landlords, customers and suppliers. The Franchisee acknowledges that the Franchisor has a legitimate need to protect itself against unfair competition by its franchisees and their

employees. Therefore, in consideration for the Franchisee's participation in the System as a franchisee of the Franchisor, the Franchisee agrees that while it is a franchisee of the Franchisor and for two (2) years after termination of the Franchise Agreement, regardless of the circumstances giving rise to the termination, or after the Franchisee ceases to be a participant in the System, and within a radius of twenty-five (25) miles of the Territory and any Handam BBQ Restaurant located anywhere, Franchisee shall not:

(a) Own, maintain, operate, engage in, be employed by, or acquire any interest in a business that is the same as or similar to the Franchised Business or a Competitive Business. For purposes of this Agreement, "similar business" means a food service outlet with sales of Korean BBQ equal to or greater than ten percent (10%) of total sales. ("Products");

(b) Engage, directly or indirectly, on the Franchisee's own behalf, or on behalf of any other person, firm, partnership or corporation, in providing, assisting, instructing or supervising the marketing, distribution or sale of Products of any business that is the same as or similar to the Franchised Business;

(c) Compete, directly or indirectly, with the Franchisor in the offering, distribution or sale of products similar to the Products offered or provided or manufactured by Franchisor as of the termination of this Agreement. Prohibited competition under this Section (c) may include, without limitation, (i) the solicitation of, attempted solicitation, or other contacts with franchisees, landlords, suppliers and customers of the Franchisor for the purpose of offering, providing or delivering Products or services similar to those offered and provided by the Franchisor; (ii) the request, suggestion or advice to other franchisees, landlords, suppliers or customers, either directly or indirectly, to withdraw, curtail, limit or cancel their business with the Franchisor; or (iii) to disclose, directly or indirectly, to any other person the names and addresses of franchisees, landlords, suppliers and customers of the Franchisor or the terms and conditions of the Franchisor's contracts with such franchisees, landlords, suppliers or customers;

(d) Hire or engage, or attempt to hire or engage, directly or indirectly, any individual who is an employee of the Franchisor, or any of Franchisor's franchisees, licensees or developers, at the time of such solicitation, or was an employee during the calendar year immediately preceding the Franchisee's termination as a participant in the System as a franchisee of Franchisor, whether such actions are undertaken on behalf of the Franchisee or on behalf of another entity;

(e) Divert or attempt to divert any current or potential business account or customer of the Franchised Restaurant (or of any Handam BBQ Restaurant) to any person, firm, partnership or corporation, whether by direct or indirect suggestion, referral, inducement, or otherwise; or

(f) Otherwise take direct actions to disrupt the operations of the Franchisor or interfere with the Franchisor's performance of its contracts with third parties or that might injure or be harmful to the goodwill associated with the Franchisor and the System.

7. **Enforcement**.

(a) Injunction. The Franchisee understands and agrees that the Franchisor will suffer irreparable harm if Franchisee breaches any of Franchisee's obligations under this Agreement, and that monetary damages shall be inadequate to compensate the Franchisor for any such violation. Accordingly, the Franchisee agrees that in the event Franchisee violates or threatens to violate any of the provisions of this Agreement, the Franchisor, in addition to all other remedies or damages which it may have, shall be entitled to seek an injunction to prevent or to restrain any such violation by the Franchisee or by any or all

of the Franchisee's directors, stockholders, officers, partners, employees, agents or any other person directly or indirectly acting for, on behalf of or with the Franchisee. The Franchisee consents to the seeking of the injunction as being a reasonable measure to protect the Franchisor's rights.

(b) Jurisdiction. The Franchisee agrees that any lawsuit brought by the Franchisor to enforce its rights under this Agreement shall be brought in the courts of the county where Franchisor has its then current principal place of business, and the Franchisee agrees and consents to the jurisdiction of such court to resolve all disputes which arise out of this Agreement or any alleged breach thereof in a state court, regardless of Franchisee's residency at the time such suit is filed. Any lawsuit brought against the Franchisor or its officers, directors or agents arising out of this Agreement, or any alleged breach thereof, must be brought within one (1) year of the event giving rise to the cause of action. The failure to commence such action by or on behalf of the Franchisee within this time period shall serve to bar any rights the Franchisee may have against the Franchisor or its officers, directors and agents.

(c) Costs. The Franchisee further agrees that if it acts in any manner which causes the Franchisor to seek any form of judicial relief or remedy against Franchisee, and the court determines the Franchisee has or is violating any of the provisions of this Agreement, the Franchisor, in addition to its other remedies, shall be entitled to recover from the Franchisee all costs incurred, including its attorneys' fees.

8. **Reasonableness of Restrictions; Severability**. The Franchisee has read and considered carefully the provisions of Sections 1 through 7 of this Agreement, and agrees that the restrictions are fair and reasonably required for the protection of the interests of the Franchisor, its business and its officers, directors and employees, even though no geographic limitation is included because of the national nature of the franchise business. The Franchisee further agree that the restrictions set forth in this Agreement shall not impair Franchisee's ability to secure employment or acquire an interest in a business in another field of choice, other than the restricted field described in Section 6.

9. **Miscellaneous**.

(a) All agreements and covenants contained herein are severable. If any of them, or any part or parts of them, shall be held invalid by any court of competent jurisdiction for any reason, then the Franchisee agrees that the court shall have the authority to reform and modify that provision in order that the restriction shall be the maximum necessary to protect the Franchisor's legitimate business needs as permitted by applicable law and public policy. In so doing, the Franchisee agrees that the court shall impose the provision with retroactive effect as close as possible to the provision held to be invalid. Further, the Franchisee agrees that a breach or alleged breach by the Franchisor of any obligation owed by the Franchisor shall not affect the validity or enforceability of the provisions of this Agreement.

(b) This Agreement was entered into and shall be governed by the laws of the State of Texas.

(c) No delay or failure by the Franchisor to exercise any right under this Agreement, and no partial or single exercise of that right, shall constitute a waiver of that or any other right provided herein, and no waiver of any violation of any terms and provisions of this Agreement shall be construed as a waiver of any succeeding violation of the same or any other provision of this Agreement.

(d) In the event that any provision of this Agreement, or a portion thereof, shall be held to be invalid or unenforceable, this ruling shall not effect in any manner the validity of the remaining provisions.

(e) The rights and obligations of the Franchisor under this Agreement shall inure to the benefit of and shall be binding upon the parties hereto, as well as the affiliates of the Franchisor and any future successors and assigns of the Franchisor.

(f) No modification of this Agreement shall be valid unless it is in writing and signed by both the Franchisee and an authorized representative of the Franchisor. This Agreement contains the entire agreement between the parties and is expressly intended by the Franchisee and the Franchisor to supersede and replace any prior agreements on these issues between the parties.

(g) The Principal(s) and the General Manager, if any, hereby execute this Agreement to evidence his/her or their consent to be bound by each and every provision.

IN WITNESS WHEREOF, all parties attest that each has read and understand the terms of this Agreement, and voluntarily signed this Agreement on this ____ day of __________, 20__.

FRANCHISOR:
HANDAM FRANCHISE GROUP, LLC

By:______________________________
David Lee
Managing Member

FRANCHISEE:

____

By:______________________________
Name:____________________________
Title:_____________________________

PRINCIPAL

____
Printed Name: _____________________

PRINCIPAL

____
Printed Name: _____________________

PRINCIPAL

____
Printed Name: _____________________

PRINCIPAL

____
Printed Name: _____________________

GENERAL MANAGER

____

Printed Name: ______________________

HANDAM FRANCHISE GROUP, LLC
FRANCHISE AGREEMENT
EXHIBIT F
NON-DISCLOSURE AND NON-COMPETE FOR FRANCHISEE'S EMPLOYEES

THIS NON-DISCLOSURE AND NON-COMPETITION AGREEMENT ("Agreement") is made this _____ day of _________, 20___, by and between ____________ ("**us**" "**we**" "**our**" or the "**Franchisee**"), and ___________________________, an employee of Franchisee ("**you**" or the "**Employee**").

Introduction

Handam Franchise Group, LLC (the "**Franchisor**") and its affiliates developed and own a format and system (the "**System**") for establishing, operating, and licensing Restaurants that specialize in Franchisor's Korean BBQ and related products under the name "Handam BBQ" (each is referred to as a "**Handam BBQ Restaurant**").

Franchisor and Franchisee have executed a Franchise Agreement ("**Franchise Agreement**") granting Franchisee the right to operate a Handam BBQ Restaurant (the "**Franchised Restaurant**") under the terms and conditions of the Franchise Agreement.

In connection with starting or continuing your employment with Franchisee, you will be trained by us and you will learn of Franchisor's confidential information and know-how concerning the methods of operation of a Handam BBQ Restaurant and the System.

Now, therefore, it is agreed that as a consideration of starting or continuing your employment, as a condition to your employment and the compensation that we have paid to you (and/or will pay you after today), you acknowledge and agree that you will comply with all of the following obligations:

1. **Confidential Information**. You agree that you will not, at any time (whether during or after your time of employment with us), communicate or divulge Confidential Information to any Person, and that you will not use Confidential Information for your own benefit or for the benefit of any other Person.

2. **Definitions**. As used in this Agreement, the following terms are agreed to have the following meanings:

a. The term "**Confidential Information**" means any information, knowledge, or know-how concerning the methods of operation of the Franchised Restaurant and the System that you may learn of or that otherwise becomes known to you during the time of your employment with us (whether or not the Franchisor or we have specifically designated that information as "confidential"). Confidential Information may include, among other things, operational, sales, promotional, marketing, and administrative methods, procedures, and techniques. However, Confidential Information does not include information that you can show came to your attention before it was disclosed to you by us or Franchisor; and Confidential Information also does not include information that, at or after the time when we disclosed it to you, is a part of the public domain through no act on your part or through publication or communication by other Persons who are lawfully entitled to publish or communicate that information.

b. The term "**Person**" means any person, persons, partnership, entity, association, or corporation (other than the Company or Franchisor).

c. The term "**Post-Term Period**" means a continuous uninterrupted period of (check as applicable) one (1) year if you are a manager or perform managerial responsibilities, or six (6) months if you are a non-managerial employee, from the date of: (a) termination of your employment with us for any reason; and/or (b) a final order of a court of competent jurisdiction enforcing this Agreement.

3. <u>Covenants Not to Compete</u>.

a. You understand and acknowledge that due to your employment with us, you will receive valuable specialized training and access to Confidential Information.

b. You covenant and agree that during the term of your employment, unless Franchisor gives you its prior written approval, you shall not, either directly or indirectly, for yourself, or through, on behalf of, or in conjunction with any Person:

i. Divert or attempt to divert any current or potential business account or customer of the Franchised Restaurant (or of any Handam BBQ Restaurant) to any Person, whether by direct or indirect suggestion, referral, inducement, or otherwise;

ii. Do or perform, directly or indirectly, any act that might injure or be harmful to the goodwill associated with Franchisor and the System;

iii. Employ or seek to employ any individual who is then employed by us, or employed by Franchisor or any of Franchisor's franchisees, licensees, developers, or to otherwise directly or indirectly induce any such individual to leave his or her employment; and/or,

iv. Directly or indirectly for yourself or on behalf of, or in conjunction with any Person, own, maintain, operate, engage in, be employed by, or have any interest in any business that is the same as or similar to the Franchised Restaurant.

c. You covenant and agree that during the term Post-Term Period, unless Franchisor gives you its prior written approval, you shall not, either directly or indirectly, for yourself, or through, on behalf of, or in conjunction with any Person:

i. Own, maintain, operate, engage in, be employed by, or have any interest in any business that is the same as or similar to the Franchised Restaurant, if that business is located (or if it is intended to be located) within a radius of twenty-five (25) miles of any other Handam BBQ Restaurant located anywhere at that time; and/or,

ii. Employ or seek to employ any individual who is then employed by us, Franchisor, or by any of Franchisor's franchisees, licensees, developers, or to otherwise directly or indirectly induce any such individual to leave his or her employment.

4. <u>Legal and Equitable Remedies</u>. You understand, acknowledge, and agree that if you do not comply with the requirements of this Agreement, you will cause irreparable injury to Franchisor, and that:

a. We will have the right to enforce this Agreement and any of its provisions by going to a court and obtaining an injunction, specific performance, or other equitable relief, without prejudice to any other rights and remedies that we may have for breach of this Agreement;

b. You will not raise wrongful termination or other defenses to the enforcement of this Agreement (although you will have the right to raise those issues in a separate legal action); and

c. You must reimburse Franchisor for any court costs and reasonable attorney's fees that Franchisor incurs as a result of your violation of this Agreement and having to go to court to seek enforcement.

5. Severability. Each of the provisions of this Agreement may be considered severable from the others. If a court should find that we or Franchisor may not enforce a clause in this Agreement as written, but the court would allow us or Franchisor to enforce that clause in a way that is less burdensome to you, then you agree that you will comply with the court's less-restrictive interpretation of that clause.

6. Delay. No delay or failure by us or Franchisor to exercise any right under this Agreement, and no partial or single exercise of that right, shall constitute a waiver of that right or any other right set out in this Agreement. No waiver of any violation of any terms and provisions of this Agreement shall be construed as a waiver of any succeeding violation of the same or any other provision of this Agreement.

7. Third-Party Beneficiary. You acknowledge and agree that Franchisor is an intended third-party beneficiary of this Agreement with the right to enforce it, independently or jointly with us.

IN WITNESS WHEREOF, Employee has read and understands the terms of this Agreement, and voluntarily signed this Agreement on the date first written above.

EMPLOYEE

Signature:______________________________

Printed Name:___________________________

HANDAM FRANCHISE GROUP, LLC
FRANCHISE AGREEMENT
EXHIBIT G
SOCIAL MEDIA & TELEPHONE NUMBER ASSIGNMENT AGREEMENT AND POWER OF ATTORNEY

FOR VALUE RECEIVED, the undersigned ("Franchisee") irrevocably assigns the telephone listing, numbers, and social media pages stated below and any successor, changed or replacement number or numbers effective upon the date of termination of the Franchise Agreement described below to Handam Franchise Group, LLC upon the following terms:

1. This assignment is made under the terms of Handam Franchise Group, LLC Franchise Agreement dated ____________, 20___ authorizing Franchisee to operate a Handam BBQ Restaurant (the "Franchise Agreement") between Franchisor and Franchisee, which in part pertains to the telephone listing, numbers, and social media pages the Franchisee uses in the operation of the Restaurant covered by the Franchise Agreement.

2. Franchisee retains the limited right to use the telephone listing, numbers, and social media pages only for transactions and advertising under the Franchise Agreement while the Franchise Agreement between Franchisor and Franchisee remains in full force, but upon termination or expiration of the Franchise Agreement, the Franchisee's limited right of use of the telephone listing, numbers, and social media pages also terminates. In this event, Franchisee agrees to immediately discontinue use of all listings, numbers, and social media pages. At Franchisor's request, Franchisee will immediately sign all documents, pay all monies, and take all other actions necessary to transfer the listing, numbers, and social media pages to Franchisor.

3. The telephone numbers and affiliated listings subject to this assignment are:
Main Telephone: ____________________, Facsimile: __________________ and all numbers on the rotary series, all numbers the Franchisee uses in the Restaurant in the future, and the following social media pages and any future social media pages used:

- Google Business Page: ____________________________
- Yelp Business Profile: ____________________________
- Instagram Profile: ________________________________
- Facebook Profile: ________________________________
- Other Social Media Pages: _________________________

4. Franchisee shall pay all amounts owed for the use of the telephone numbers, affiliated listing, and social media pages it incurs. On termination or expiration of the Franchise Agreement, Franchisee shall immediately pay all amounts owed for the listing, telephone numbers, and social media pages, whether or not due, including all sums owed under existing contracts for advertising.

5. Franchisee appoints Franchisor as its attorney-in-fact to act in Franchisee's place for the purpose of assigning any telephone numbers and social media covered by Paragraph 3 above to Franchisor or Franchisor's designees or transferees. Franchisee grants Franchisor full authority to act in any manner proper or necessary to exercise these powers, including full power of substitution and signing or completion of all documents required or requested by any telephone company to transfer the numbers and social media pages, and ratifies every act that Franchisor lawfully performs in exercising those powers.

This power of attorney is effective for ten (10) years from the date of expiration, cancellation or termination of Franchisee's rights under the Franchise Agreement for any reason.

Franchisee intends that this power of attorney be coupled with an interest. Franchisee declares this power of attorney to be irrevocable and renounces all right to revoke it or to appoint another person to perform the acts referred to in this instrument. This power of attorney is not affected by the Franchisee's later incapacity. This power is created to secure performance of a duty to Franchisor and is for consideration.

THE PARTIES have caused this Social Media & Telephone Number Assignment Agreement and Power of Attorney to be duly signed as evidenced by their signatures appearing below. Signed the _____ day of _____________, 20___.

FRANCHISOR: **HANDAM FRANCHISE GROUP, LLC**	**FRANCHISEE**:
By:_____________________________________ David Lee Managing Member	____ [Franchisee Name]
	By:_____________________________________ Print Name:______________________________ Title:___________________________________

HANDAM FRANCHISE GROUP, LLC
FRANCHISE AGREEMENT
EXHIBIT H
ADA CERTIFICATION

Handam Franchise Group, LLC ("**Franchisor**") and ______________________ ("**Franchisee**") are parties to a Franchise Agreement dated _____________________ for the operation of a Handam BBQ Restaurant at ______________________________ (the "**Franchised Restaurant**"). In accordance with Section 5.3.3 of the Franchise Agreement, Franchisee certifies to Franchisor that, to the best of Franchisee's knowledge, the Franchised Restaurant and its adjacent areas comply with all applicable federal, state and local accessibility laws, statutes, codes, rules, regulations and standards, including but not limited to the Americans with Disabilities Act. Franchisee acknowledges that it is an independent contractor and the requirement of this certification which is hereby provided by Franchisee does not constitute ownership, control, leasing or operation of the Franchised Restaurant by Franchisor. Franchisee acknowledges that Franchisor has relied upon the information contained in this certification. Furthermore, Franchisee acknowledges its obligation under this Franchise Agreement to indemnify Franchisor and the officers, directors, and employees of Franchisor in connection with any and all claims, losses, costs, expenses, liabilities, compliance costs, and damages incurred by the indemnified party(ies) as a result of any matters associated with Franchisee's required compliance with the Americans with Disabilities Act, as well as the costs, including attorneys' fees, related to the same.

FRANCHISEE:

____
[Franchisee Name]

By:_____________________________________
Print Name:______________________________
Title:___________________________________

HANDAM FRANCHISE GROUP, LLC
FRANCHISE AGREEMENT
EXHIBIT I
LEASE TERMS

In accordance with Section 5.2 of this Franchise Agreement, Franchisee's lease or sublease for the premises of the Franchised Restaurant shall contain terms acceptable to Franchisor, which may include (but are not limited to) the following:

1. The initial term of the lease, or initial term together with renewal terms, will be for not fewer than ten (10) years.

2. A provision stating that the lessor consents to Franchisee's use and display of the Proprietary Marks and signage as Franchisor may prescribe from time to time for the Franchised Restaurant, subject only to the provisions of applicable law.

3. A provision that Franchisee shall have the right to alter, renovate, add, remodel, modify, and/or change the premises and/or other improvements upon the premises as Franchisee may deem desirable, provided that if any such alterations, renovations, additions, modifications, remodeling and/or changes to the premises and/or improvements upon the premises affect the exterior, structural elements or foundation of the premises, Franchisee shall first obtain the consent of the lessor, which consent shall not be unreasonably withheld, conditioned or delayed.

4. A provision that the premises be used solely for the operation of a franchised Handam BBQ Restaurant, which is currently: a Restaurant offering for sale Korean BBQ and related products under the name "Handam BBQ," all as may be permitted under the relevant Franchise Agreement signed for the Franchised Restaurant.

5. A provision that requires the lessor to concurrently provide Franchisor with a copy of any written notice of deficiency under the lease sent to Franchisee, and that the lessor will provide Franchisor with written notice specifying deficiencies that Franchisee did not cure.

6. A provision that grants to Franchisor, in its sole discretion, the right (but not obligation) to cure any deficiency under the lease within thirty (30) days after the expiration of the period in which Franchisee had to cure any such default should Franchisee fail to do so.

7. A provision acknowledging that, in the event the Franchise Agreement for the Franchised Restaurant expires or is terminated: (a) Franchisee is obligated under the Franchise Agreement to take certain steps to de-identify the location as a Handam BBQ Restaurant operated by Franchisee; and (b) the lessor will cooperate fully with Franchisor in enforcing such provisions of the Franchise Agreement against the Franchisee, including allowing Franchisor, its employees and agents to enter and remove signs, decor and materials bearing or displaying any Proprietary Marks, designs or logos of Franchisor, provided that the lessor shall not be required to bear any expense thereof.

8. A provision that expressly states that any default under the lease shall constitute a default under the Franchise Agreement, and that the termination of the Franchise Agreement shall constitute a default under the lease.

9. A provision reserving to Franchisor the right, at Franchisor's election, to receive an assignment of the leasehold interest upon termination or expiration of the franchise grant.

10. A provision that expressly requires that, if requested by Franchisor, the lessor of the premises will provide Franchisor all sales and other information the lessor may have related to the operation of the Franchised Restaurant.

11. Franchisee is restricted from accepting any requirement under the lease that seeks to impose any restrictions (territorial or otherwise) on the development or operation of other Handam BBQ Restaurants by Franchisee, Franchisor, or any other person or entity.

12. A provision that the lessor agrees that Franchisee may not assign the lease or sublease all or any part of its occupancy rights thereunder without Franchisor's prior written consent.

13. A provision that the lessor's consent to an assignment of the lease or subletting of the Premises will not be required in connection with an assignment or subletting to Franchisor, or any parent, subsidiary or affiliated corporation of Franchisor or Franchisee, or another operator that has been approved by Franchisor to be the franchisee for the Franchised Restaurant.

14. A provision that prohibits the lessor from selling or leasing, or allowing the sublease of, space in the building or on the property to any person or entity for a retail food business with sales of Korean BBQ. Lessor shall prohibit any other tenant or subtenant in the building, or on the property, from engaging in a retail food business with sales of Korean BBQ equal to or greater than ten percent (10%) of total sales. In the event lessor does not comply with these restrictions, Franchisor will have the right to seek an injunction prohibiting the occupancy by the new competing business or against the existing tenant as the case may be.

HANDAM FRANCHISE GROUP, LLC
FRANCHISE AGREEMENT
EXHIBIT J
FRANCHISEE DISCLOSURE ACKNOWLEDGMENT STATEMENT

As you know, Handam Franchise Group, LLC (the "Franchisor") and you are preparing to enter into a franchise agreement (the "Franchise Agreement") for the establishment and operation of a Handam BBQ Restaurant. The purpose of this Questionnaire is to determine whether any statements or promises were made to you by employees or authorized representatives of the Franchisor, or by employees or authorized representatives of a broker acting on behalf of the Franchisor ("Broker") that have not been authorized, or that were not disclosed in the Franchise Disclosure Document or that may be untrue, inaccurate or misleading. The Franchisor, through the use of this document, desires to ascertain (a) that the undersigned, individually and as a representative of any legal entity established to acquire the franchise rights, fully understands and comprehends that the purchase of a franchise is a business decision, complete with its associated risks, and (b) that you are not relying upon any oral statement, representations, promises or assurances during the negotiations for the purchase of the franchise which have not been authorized by Franchisor.

In the event that you are intending to purchase an existing Handam BBQ Restaurant from an existing Franchisee, you may have received information from the transferring Franchisee, who is not an employee or representative of the Franchisor. The questions below do not apply to any communications that you had with the transferring Franchisee. Please review each of the following questions and statements carefully and provide honest and complete responses to each.

1. Are you seeking to enter into the Franchise Agreement in connection with a purchase or transfer of an existing Handam BBQ Restaurant from an existing Franchisee?

Yes _____ No _____

2. I had my first contact with a Franchisor representative on _______________, 20___. The representative's name was:

.

3. Have you received and personally reviewed the Franchise Agreement, each addendum, and/or related agreement provided to you?

Yes _____ No _____

4. Do you understand all of the information contained in the Franchise Agreement, each addendum, and/or related agreement provided to you?

Yes _____ No _____

If no, what parts of the Franchise Agreement, any Addendum, and/or related agreement do you not understand? (Attach additional pages, if necessary.)

5. Have you received and personally reviewed the Franchisor's Franchise Disclosure Document ("Disclosure Document") that was provided to you?

Yes _____ No _____

6. Did you sign a receipt for the Disclosure Document indicating the date you received it?

Yes _____ No _____

7. Do you understand all of the information contained in the Disclosure Document and any state-specific Addendum to the Disclosure Document?

Yes _____ No _____

If No, what parts of the Disclosure Document and/or Addendum do you not understand? (Attach additional pages, if necessary.

8. Have you discussed the benefits and risks of establishing and operating a Handam BBQ Restaurant with an attorney, accountant, or other professional advisor?

Yes _____ No _____

If No, do you wish to have more time to do so?

Yes _____ No _____

9. Do you understand that the success or failure of your Handam BBQ Restaurant will depend in large part upon your skills and abilities, competition from other businesses, interest rates, inflation, labor and supply costs, location, lease terms, your management capabilities and other economic, and business factors?

Yes _____ No _____

10. Has any employee of a Broker or other person speaking on behalf of the Franchisor made any statement or promise concerning the actual or potential revenues, profits or operating costs of any particular Handam BBQ Restaurant operated by the Franchisor or its franchisees (or of any group of such businesses), that is contrary to or different from the information contained in the Disclosure Document?

Yes _____ No _____

11. Has any employee of a Broker or other person speaking on behalf of the Franchisor made any statement or promise regarding the amount of money you may earn in operating the Franchised Business that is contrary to or different from the information contained in the Disclosure Document?

Yes _____ No _____

12. Has any employee of a Broker or other person speaking on behalf of the Franchisor made any statement or promise concerning the total amount of revenue the Franchised Business will generate, that is contrary to or different from the information contained in the Disclosure Document?

Yes _____ No _____

13. Has any employee of a Broker or other person speaking on behalf of the Franchisor made any statement or promise regarding the costs you may incur in operating the Franchised Business that is contrary to or different from the information contained in the Disclosure Document?

Yes _____ No _____

14. Has any employee of a Broker or other person speaking on behalf of the Franchisor made any statement or promise concerning the likelihood of success that you should or might expect to achieve from operating a Handam BBQ Restaurant?

Yes _____ No _____

15. Has any employee of a Broker or other person speaking on behalf of the Franchisor made any statement, promise or agreement concerning the advertising, marketing, training, support service or assistance that the Franchisor will furnish to you that is contrary to, or different from, the information contained in the Disclosure Document or franchise agreement?

Yes _____ No _____

16. Have you entered into any binding agreement with the Franchisor concerning the purchase of this franchise prior to today?

Yes _____ No _____

17. Have you paid any money to the Franchisor concerning the purchase of this franchise prior to today?

Yes _____ No _____

18. Have you spoken to any other franchisee(s) of this system before deciding to purchase this franchise? If so, who?

If you have answered No to question 9, or Yes to any one of questions 10-17, please provide a full explanation of each answer in the following blank lines. (Attach additional pages, if necessary, and refer to them below.) If you have answered Yes to question 9, and No to each of questions 10-17, please leave the following lines blank.

I signed the Franchise Agreement and Addendum (if any) on _______________, 20___, and acknowledge that no Agreement or Addendum is effective until signed and dated by the Franchisor.

The name of the sales person or salespersons that handled this franchise sale was:

Please understand that your responses to these questions are important to us and that we will rely on them. By signing this Questionnaire, you are representing that you have responded truthfully to the above questions. In addition, by signing this Questionnaire, you also acknowledge that:

A. You recognize and understand that business risks, which exist in connection with the purchase of any business, make the success or failure of the franchise subject to many variables, including

among other things, your skills and abilities, the hours worked by you, competition, interest rates, the economy, inflation, franchise location, operation costs, lease terms and costs and the marketplace. You hereby acknowledge your awareness of and willingness to undertake these business risks.

B. You agree and state that the decision to enter into this business risk is in no manner predicated upon any oral representation, assurances, warranties, guarantees or promises made by Franchisor or any of its officers, employees or agents (including the Broker or any other broker) as to the likelihood of success of the franchise. Except as contained in the Disclosure Document, you acknowledge that you have not received any information from the Franchisor or any of its officers, employees or agents (including the Broker or any other broker) concerning actual, projected or forecasted franchise sales, profits or earnings. If you believe that you have received any information concerning actual, average, projected or forecasted franchise sales, profits or earnings other than those contained in the Disclosure Document, please describe those in the space provided below or write "None".

C. You further acknowledge that the President of the United States of America has issued Executive Order 13224 (the "Executive Order") prohibiting transactions with terrorists and terrorist organizations and that the United States government has adopted, and in the future may adopt, other anti-terrorism measures (the "Anti-Terrorism Measures"). The Franchisor therefore requires certain certifications that the parties with whom it deals are not directly involved in terrorism. For that reason, you hereby certify that neither you nor any of your employees, agents or representatives, nor any other person or entity associated with you, is:

(i) a person or entity listed in the Annex to the Executive Order;

(ii) a person or entity otherwise determined by the Executive Order to have committed acts of terrorism or to pose a significant risk of committing acts of terrorism;

(iii) a person or entity who assists, sponsors, or supports terrorists or acts of terrorism; or

(iv) owned or controlled by terrorists or sponsors of terrorism.

You further covenant that neither you nor any of your employees, agents or representatives, nor any other person or entity associated with you, will during the term of the Franchise Agreement become a person or entity described above or otherwise become a target of any Anti-Terrorism Measure.

Acknowledged this _____ day of ________________, 20____.

____

Print Name:______________________________

____

Print Name:______________________________

____
Print Name of Legal Entity

By:______________________________

Print Name:______________________________
Title:____________________________________

____

Print Name:____________________________

____

Print Name:____________________________

EXHIBIT K
FRANCHISE AGREEMENT STATE ADDENDA

[See Attached]

EXHIBIT 4
AREA DEVELOPMENT AGREEMENT

[see attached]

HANDAM FRANCHISE GROUP, LLC

AREA DEVELOPMENT AGREEMENT

____

AREA DEVELOPER

____

DEVELOPMENT AREA

____

EFFECTIVE DATE OF AGREEMENT

TABLE OF CONTENTS

AREA DEVELOPMENT AGREEMENT

THIS AREA DEVELOPMENT AGREEMENT (the "**Agreement**") is made and entered into on this day of ______________, 20 (the "**Effective Date**"), by and between:

- Handam Franchise Group, LLC, a Texas limited liability company, whose principal place of business is 3200 Wilcrest Dr., Suite 275, Houston, Texas 77042 ("**Franchisor**"); and
  ____

- ____ a [resident of] [corporation organized in] [limited liability company organized in] [select one], having offices at ____
  ____
  _________ ("**Area Developer**").

BACKGROUND:

A. Franchisor owns a format and system (the "**System**") relating to the establishment and operation of restaurants, which operate at retail locations that display Franchisor's interior and exterior trade dress and feature and operate under the Proprietary Marks (as defined below) (each a "**Handam BBQ Restaurant**"). Handam BBQ Restaurants are designed using Franchisor's interior trade dress to be welcoming and comfortable for customers, and offer Korean style barbecue served to customers over a smokeless charcoal grill for a customized dining experience and related products under the name "Handam BBQ." A Handam BBQ Restaurant operates using Franchisor's proprietary recipes, formulae and techniques ("**Proprietary Products**"), as well as other non-proprietary food, beverage, and other compatible items designated by Franchisor from time to time (collectively, "**Products**").

B. The distinguishing characteristics of the System include distinctive exterior and interior design, decor, color schemes, fixtures, and furnishings; recipes, standards and specifications for products, equipment, materials, and supplies; uniform standards, specifications, and procedures for operations; purchasing and sourcing procedures; procedures for inventory and management control; training and assistance; and marketing and promotional programs; all of which may be changed, improved, and further developed by Franchisor from time to time.

C. The System is identified by means of certain indicia of origin, emblems, trade names, service marks, logos, and trademarks, including applications and/or registrations therefor, as are now designated and may hereafter be designated by Franchisor in writing for use in connection with the System including the marks "Handam BBQ" and other marks (the "**Proprietary Marks**"). The owner of the Proprietary Marks is Handam Franchise Group, LLC, a Texas limited liability company.

D. Area Developer desires to obtain certain development rights to open and operate Handam BBQ Restaurants under the System and the Proprietary Marks, as well as to receive other assistance provided by Franchisor in connection therewith.

NOW THEREFORE, the parties agree as follows:

1. GRANT

1.1 <u>Grant and Acceptance</u>. Franchisor grants development rights to Area Developer, and Area Developer undertakes the obligation, pursuant to the terms and conditions of this Agreement, to develop no less than the number of Handam BBQ Restaurants (the "**Franchised Restaurants**") as set forth in Exhibit A to this Agreement. In this regard, the parties further agree that:

1.1.1 Each Franchised Restaurant developed hereunder shall be operated pursuant to a separate Handam Franchise Group, LLC Franchise Agreement (a "**Franchise Agreement**") that shall be executed as provided in Section 3.4 below.

1.1.2 For each Franchised Restaurant to be developed under this Agreement, Area Developer shall execute the Franchise Agreement for such Franchised Restaurant in accordance with the deadlines set forth in the development schedule specified in Paragraph 1 of Exhibit A to this Agreement (the "**Development Schedule**").

1.1.3 Each Franchised Restaurant developed hereunder shall be at a specific location, which shall be designated in the Franchise Agreement, that is within in the area described in Paragraph 2 of Exhibit A to this Agreement (the "**Development Area**").

1.2 <u>Development Area</u>. Except as otherwise set forth herein (including, without limitation, the rights retained by Franchisor as described in Section 1.3), during the term of this Agreement, and so long as Area Developer is in compliance with its obligations under this Agreement and all of the Franchise Agreements between Area Developer (including any affiliate of Area Developer), Franchisor shall not establish or operate, or license anyone other than Area Developer to establish or operate, a Handam BBQ Restaurant under the Proprietary Marks and System at any location that is within the Development Area.

1.3 <u>Franchisor's Reserved Rights</u>. Notwithstanding anything to the contrary, Franchisor retains the following rights, among others, on any terms and conditions Franchisor deems advisable, and without granting Area Developer any rights therein:

1.3.1 To own, acquire, establish, and/or operate and license others to establish and operate, Handam BBQ Restaurants under the System at any location outside the Development Area notwithstanding their proximity to the Development Area or their actual or threatened impact on sales or development of any of the Franchised Restaurants;

1.3.2 To own, acquire, establish and/or operate and license others to establish and operate, non-store-front businesses under the Proprietary Marks, at any location within or outside the Development Area.

1.3.3 To own, acquire, establish and/or operate, and license others to establish and operate, businesses under proprietary marks other than the Proprietary Marks, whether such businesses are similar or different from Handam BBQ Restaurants, at any location within or outside the Development Area, notwithstanding their proximity to the Development Area or their actual or threatened impact on sales or development of any of the Franchised Restaurants;

1.3.4 To own, acquire, establish, and/or operate and license others to establish and operate, Handam BBQ Restaurants under the Proprietary Marks at Non-Traditional Sites (as defined below) at any location within or outside the Development Area. As used in this Agreement, "**Non-Traditional Sites**" shall mean outlets that serve primarily the customers located within a facility, such as captive audience facilities (examples include, but are not limited to, parks charging

admission, stadiums, amusement parks and centers, theaters and art centers), limited purpose facilities (examples include, but are not limited to, airports, transportation centers, department stores, in-door shopping centers, office buildings, business and industrial complexes, museums, educational facilities, hospitals, art centers, and recreational parks), limited access facilities (examples include, but are not limited to, military complexes, buyer club businesses, educational facilities, business and industrial complexes), and other types of institutional accounts.

1.3.5 To sell and to distribute, directly or indirectly, or to license others to sell and to distribute, directly or indirectly, any products (including the Products) through grocery or convenience stores or through outlets that are primarily retail in nature, or through mail order, toll free numbers, or the Internet, including those products bearing Franchisor's Proprietary Marks, provided that distribution within the Development Area shall not be from a Handam BBQ Restaurant established under the System that is operated from within the Development Area (except from a Handam BBQ Restaurant at a Non-Traditional Site);

1.3.6 To (i) acquire one or more retail businesses that are the same as, or similar to, Handam BBQ Restaurants then operating under the System (each an "**Acquired Business**"), which may be at any location within or outside the Development Area notwithstanding their proximity to the Development Area or their actual or threatened impact on sales or development of any of the Franchised Restaurants, and to (ii) operate and/or license others to operate any Acquired Business under its existing name or as a Handam BBQ Restaurant under the System, subject to the following conditions that apply to each Acquired Business located within the Development Area:

1.3.6.1 Except as provided in Section 1.3.6.2 below, and provided that Area Developer is in compliance with this Agreement and any other agreement with Franchisor, Franchisor shall offer to Area Developer the option to purchase and operate, as a Handam BBQ Restaurant, an Acquired Business that is purchased by Franchisor for operation by Franchisor or its affiliates. In such event, Franchisor shall provide Area Developer with written notice of Franchisor's purchase of the Acquired Business(es), the terms and conditions applicable to the Area Developer's option to purchase such Acquired Business(es), and such other information that Franchisor deems necessary to include in the notice. The terms and conditions offered to Area Developer shall include, without limitation, the following: (a) the purchase price will be based on Franchisor's purchase price for such Acquired Business, and if the Acquired Business was part of an Acquired System (as defined below in Section 1.3.6.2), then Area Developer's purchase price for such Acquired Business shall be determined using a ratio equal to the sales during the prior year of such Acquired Business as compared to the total sales in such prior year of all Acquired Businesses purchased by Franchisor in the same transaction; and (b) the requirement that Area Developer enter into Franchisor's then-current form of System franchise agreement for the Acquired Business, provided that Area Developer shall not be required to pay an initial franchise fee for an Acquired Business. If Area Developer does not elect to purchase, or fails to complete the purchase of, an Acquired Business, Franchisor shall have the right to operate itself, or through its affiliates or third party licensees or franchisees, the Acquired Business under any trade name or trademarks including the Proprietary Marks.

1.3.6.2 If an Acquired Business is part of a system of retail businesses that Franchisor acquires (an "**Acquired System**"), Area Developer shall have no right to purchase, and Franchisor shall not be obligated to offer Area Developer any option to purchase, any Acquired Business that is operated by a licensee or franchisee under the Acquired System. Franchisor may license such unit to be operated under any trade name or trademarks including the Proprietary Marks, and may also license to the licensee or franchisee additional units of the Acquired System that the licensee or franchisee has the right to develop and operate within the Development Area.

1.4 **No Rights to Use the System**. This Agreement is not a Franchise Agreement, and does not grant to Area Developer any right to use the Proprietary Marks or the System or to sell or distribute any Products. Area Developer's rights to use the Proprietary Marks and System will be granted solely under the terms of the Franchise Agreement.

2. TERM

Unless sooner terminated in accordance with the provisions of this Agreement, this Agreement shall commence on the date hereof and shall expire on the earlier of (i) the date the final Franchise Agreement is executed by Area Developer in accordance with the required minimum cumulative number of Franchise Agreements to be executed for Franchised Restaurants to be located in the Development Area as set forth in the Development Schedule, as shown in Paragraph 1 of Exhibit A; or (ii) the final date set forth in the Development Schedule, as shown in Paragraph 1 of Exhibit A (the "**Expiration Date**").

3. DEVELOPMENT OBLIGATIONS

3.1 **Time is of the Essence**. Recognizing that time is of the essence, Area Developer shall comply strictly with the Development Schedule. Area Developer acknowledges and agrees that the Development Schedule requires that Area Developer have executed and delivered to Franchisor Franchise Agreements for a cumulative number of Franchised Restaurants by the end of the time periods specified in Exhibit A.

3.2 **Identifying and Securing Sites**. Area Developer shall be solely responsible for identifying, submitting for Franchisor's approval, and securing specific sites for each Franchised Restaurant. The following terms and conditions shall apply to each Franchised Restaurant to be developed hereunder:

3.2.1 Area Developer shall submit to Franchisor, in a form specified by Franchisor, a completed site approval package, which shall include; (i) a site approval form prescribed by Franchisor; (ii) a trade area and site marketing research analysis (prepared by a company approved in advance by Franchisor); (iii) an option contract, letter of intent, or other evidence satisfactory to Franchisor which describes Area Developer's favorable prospects for obtaining such site; (iv) photographs of the site; (v) demographic statistics; and (vi) such other information or materials as Franchisor may reasonably require (collectively, the "**SAP**"). Franchisor shall have twenty (20) business days after receipt of the SAP from Area Developer to approve or disapprove, in its sole discretion, the proposed site for the Franchised Restaurant. In the event Franchisor does not approve a proposed site by written notice to Area Developer within said twenty (20) business days, such site shall be deemed disapproved by Franchisor. No site shall be deemed approved unless it has been expressly approved in writing by Franchisor.

3.2.2 Following Franchisor's approval of a proposed site, Area Developer shall use its best efforts to secure such site, either through a lease/sublease that is acceptable to Franchisor, as provided in Section 3.3 below, or a binding purchase agreement, and shall do so within sixty (60) business days of approval of the site by Franchisor. Area Developer shall immediately notify Franchisor of the execution of the approved lease or binding purchase agreement. The site approved and secured pursuant to this Agreement shall be specified as the "Approved Location" under the Franchise Agreement executed pursuant Section 3.4 below.

3.2.3 Area Developer hereby acknowledges and agrees that approval by Franchisor of a site does not constitute an assurance, representation, or warranty of any kind, express or implied, as to the suitability of the site for the Franchised Restaurant or for any other purpose. Approval by

Franchisor of the site indicates only that Franchisor believes the site complies with acceptable minimum criteria established by Franchisor solely for its purposes as of the time of the evaluation. Both Area Developer and Franchisor acknowledge that application of criteria that have been effective with respect to other sites and premises may not be predictive of potential for all sites and that, subsequent to approval by Franchisor of a site, demographic and/or economic factors, such as competition from other similar businesses, included in or excluded from criteria used by Franchisor could change, thereby altering the potential of a site. Such factors are unpredictable and are beyond the control of Franchisor. Franchisor shall not be responsible for the failure of a site approved by Franchisor to meet Area Developer's expectations as to revenue or operational criteria.

3.3 **Lease Terms**. For each Franchised Restaurant to be developed hereunder, if Area Developer will occupy the premises from which the Franchised Restaurant will be operated under a lease or sublease, Area Developer shall, prior to execution of such lease, submit the lease to Franchisor for its review and approval; provided, however, if pre-submission to Franchisor is not possible, then Area Developer may sign the lease only on the condition, agreed to in writing by the lessor, that the lease shall become null and void if Franchisor does not approve such lease. Franchisor's approval of the lease or sublease may be conditioned upon the inclusion of such provisions as Franchisor may reasonably require, including, without limitation, the terms and conditions set forth by Franchisor in the Manuals or otherwise in writing from time to time, a current list of which is included in Exhibit E to this Agreement.

3.4 **Franchise Agreements**. With respect to the Franchise Agreements to be executed for the Franchised Restaurants to be developed pursuant to this Agreement, the following terms and conditions shall apply:

3.4.1 The Franchise Agreement for the first Franchised Restaurant to be developed under this Agreement shall be executed simultaneously with the execution of this Agreement.

3.4.2 The Franchise Agreement for each subsequent Franchised Restaurant to be developed under this Agreement shall be Franchisor's then-current form of Franchise Agreement, the terms of which may differ from the terms of the Franchise Agreement executed simultaneously with this Agreement including, without limitation, higher and/or additional fees; provided, however, so long as Area Developer is in compliance with this Agreement, the initial franchise fee (as set forth in Section 4.3 below) and the royalty fee shall each be the same as set forth in the first Franchise Agreement executed simultaeously with this Agreement.

3.4.3 Franchisor shall permit one or more Franchise Agreements to be executed by entities other than Area Developer; provided that (a) each such franchisee entity is controlled by, or under common control with, Area Developer, and (b) the Area Developer and all Principals (as defined in Section 9.1 below) of Area Developer requested by Franchisor execute guarantees, guarantying to Franchisor the timely payment and performance of franchisee's obligations under the Franchise Agreement.

3.4.4 Provided that Area Developer is in compliance with this Agreement, within ten (10) days after Area Developer locates and secures a site pursuant to Sections 3.2 and 3.3 above, Area Developer (or an affiliate of Area Developer pursuant to Section 3.4.3 above) shall execute the Franchise Agreement for such Franchised Restaurant, as provided in this Section 3.4. Failure to timely execute a Franchise Agreement as required by this Section 3.4 will constitute a default under this Agreement. Area Developer shall thereafter comply with all pre-opening and opening requirements set forth in the Franchise Agreement relating to the Franchised Restaurant.

3.5 Force Majeure Events. Area Developer shall not be responsible for non-performance or delay in performance occasioned by a "**force majeure,**" which means an act of God, war, civil disturbance, act of terrorism, government action, fire, flood, accident, hurricane, earthquake, or other calamity, strike or other labor dispute, or any other cause beyond the reasonable control of Area Developer; provided, however, force majeure shall not include Area Developer's lack of adequate financing. If any delay occurs, any applicable time period hereunder shall be automatically extended for a period equal to the time lost; provided, however, that Area Developer shall make reasonable efforts to correct the reason for such delay and give Franchisor prompt written notice of any such delay.

4. DEVELOPMENT FEE AND INITIAL Franchise FEE

4.1 Area Development Fee. In consideration of the development rights granted herein, upon execution of this Agreement, Area Developer shall pay an area development fee ("**Area Development Fee**") that is equal to Fifteen Thousand Dollars ($15,000) multiplied by the number of Franchised Restaurants to be developed and opened within the Development Area during the term of this Agreement and in accordance with the Development Schedule, the total amount of such Area Development Fee is specified in Paragraph 3 of Exhibit A. Receipt of the Area Development Fee is hereby acknowledged. The Area Developer expressly acknowledges and agrees that the Area Development Fee is fully earned and nonrefundable in consideration of administrative and other expenses incurred by Franchisor and for the development opportunities lost or deferred as a result of the rights granted herein to Area Developer, even if Area Developer does not enter into any Franchise Agreements pursuant to this Agreement.

4.2 Credit Towards Franchise Fee. If Area Developer is in compliance with its obligations under this Agreement and any other agreement with Franchisor, then upon execution of each Franchise Agreement executed pursuant to the Development Schedule, Franchisor will credit towards the Franchise Fee (as set forth in Section 4.3 below) for said Franchise Agreement, the sum of Ten Thousand Dollars ($10,000). In no circumstances will Franchisor grant credits in excess of the total Area Development Fee paid by Area Developer, as set forth in Paragraph 3 of Exhibit A.

4.3 Franchise Fees. Notwithstanding anything to the contrary in any of the Franchise Agreements, the initial franchise fee (the "**Franchise Fee**") that shall be paid by Area Developer for each Franchised Restaurant to be developed pursuant to the Development Schedule shall be an amount equal to Fifty Thousand Dollars ($50,000), which shall be paid in full upon execution of each such Franchise Agreement, less any credit that may be applied pursuant to Section 4.2.

5. DUTIES OF THE PARTIES

5.1 Franchisor's Assistance. Franchisor shall furnish to Area Developer the following:

5.1.1 Site selection guidelines, including Franchisor's minimum standards for Handam BBQ Restaurant sites and sources regarding demographic information, and such site selection counseling and assistance as Franchisor may deem advisable.

5.1.2 Such on-site evaluation as Franchisor deems advisable in response to Area Developer's request for site approval for each Franchised Restaurant; provided, however, that Franchisor shall not provide on-site evaluation for any proposed site prior to the receipt of a SAP for such site prepared by Area Developer pursuant to Section 3.2.

5.2 Designated Principal. If Area Developer is other than an individual, Area Developer shall designate, subject to Franchisor's reasonable approval, one Principal (as defined in Section 9.1) who is both an individual person and owns at least a ten percent (10%) of Area Developer, and who shall be responsible for general oversight and management of the development of the Franchised Restaurants under this Agreement and the operations of all such Franchised Restaurants open and in operation on behalf of Area Developer (the "**Designated Principal**"). Area Developer acknowledges and agrees that Franchisor shall have the right to rely upon the Designated Principal to have been given, by Area Developer, the responsibility and decision-making authority regarding the Area Developer's business and operation. In the event the person designated as the Designated Principal becomes incapacitated, leaves the employ of Area Developer, transfers his/her interest in Area Developer, or otherwise ceases to supervise the development of the Franchised Restaurants, Area Developer shall promptly designate a new Designated Principal, subject to Franchisor's reasonable approval.

5.3 Records and Reports to Franchisor. Area Developer shall, at Area Developer's expense, comply with the following requirements to prepare and submit to Franchisor the following reports, financial statements and other data, which shall be prepared in the form and using the standard statements and chart of accounts as Franchisor may prescribe from time to time:

5.3.1 No later than the twentieth (20th) day of each calendar month, Area Developer shall have prepared a profit and loss statement reflecting all Area Developer's operations during the last preceding calendar month, for each Restaurant. Area Developer shall prepare profit and loss statements on an accrual basis and in accordance with generally accepted accounting principles. Area Developer shall submit such statements to Franchisor at such times as Franchisor may designate or as Franchisor may otherwise request.

5.3.2 On April 15th of the year following the end of Area Developer's fiscal year, a complete annual financial statement (prepared according to generally accepted accounting principles), on a compilation basis, and if required by Franchisor, such statements shall be prepared by an independent certified public accountant.

5.3.3 Such other forms, reports, records, information, and data as Franchisor may reasonably designate.

5.4 Maintaining Records. Area Developer shall maintain during the term of this Agreement, and shall preserve for at least seven (7) years from the dates of their preparation, and shall make available to Franchisor at Franchisor's request and at Area Developer's expense, full, complete, and accurate books, records, and accounts in accordance with generally accepted accounting principles.

5.5 Area Developer to Provide Training. Area Developer agrees that, notwithstanding any thing to the contrary in any Franchise Agreement, Area Developer shall be responsible for conducting the initial training of all required trainees (including, without limitation, the owners and management personnel) for the fourth (4th) and any subsequent Franchised Restaurants developed under this Agreement, in accordance with the requirements and conditions as Franchisor may from time to time establish for the initial training. By no later than the time Area Developer is seeking Franchisor's approval to develop the fourth (4th) Franchised Restaurant under this Agreement, Area Developer shall be have completed to Franchisor's satisfaction all requirements and conditions necessary to obtain Franchisor's approval for Area Developer to conduct such training.

6. DEFAULT AND TERMINATION

6.1 Automatic Termination. Area Developer shall be deemed to be in default under this Agreement, and all rights granted herein shall automatically terminate without notice to Area Developer, if Area Developer becomes insolvent or makes a general assignment for the benefit of creditors; if a petition in bankruptcy is filed by Area Developer or such a petition is filed against and not opposed by Area Developer; if Area Developer is adjudicated a bankrupt or insolvent; if a bill in equity or other proceeding for the appointment of a receiver of Area Developer or other custodian for Area Developer's business or assets is filed and consented to by Area Developer; if a receiver or other custodian (permanent or temporary) of Area Developer's assets or property, or any part thereof, is appointed by any court of competent jurisdiction; if proceedings for a composition with creditors under any state or federal law should be instituted by or against Area Developer; if final judgment remains unsatisfied or of record for thirty (30) days or longer (unless supersedes bond is filed); if Area Developer is dissolved; if execution is levied against any asset of Area Developer or Area Developer's Franchised Restaurants; if suit to foreclose any lien or mortgage against any asset of Area Developer or Area Developer's Franchised Restaurants is instituted against Area Developer and not dismissed within sixty (60) days; or if any asset of Area Developer's or any Franchised Restaurant of Area Developer's shall be sold after levy thereupon by any sheriff, marshal, or constable.

6.2 Termination Upon Notice. Area Developer shall be deemed to be in default and Franchisor may, at its option, terminate this Agreement and all rights granted hereunder or take any of the actions described in Section 6.5 below, without affording Area Developer any opportunity to cure the default, effective immediately upon the provision of notice to Area Developer (in the manner provided under Section 10 hereof), upon the occurrence of any of the following events of default:

6.2.1 If the Franchise Agreement for any Franchised Restaurant operated by Area Developer (or an entity affiliated with Area Developer) is terminated.

6.2.2 If Area Developer or any Principal is convicted of a felony, a crime involving moral turpitude, or any other crime or action that Franchisor believes is reasonably likely to have an adverse effect on the System, the Proprietary Marks, the goodwill associated therewith, or Franchisor's interest therein.

6.2.3 If Area Developer or any Principal purports to transfer any rights or obligations under this Agreement or any the assets of Area Developer in a manner that is contrary to the terms of Section 7 of this Agreement.

6.3 Notice and Opportunity to Cure – For a Missed Deadline. Failure by Area Developer to meet a deadline under the Development Schedule (a "**Missed Deadline**") shall constitute a default under this Agreement. Franchisor shall, for one (1) Missed Deadline, provide Area Developer with a reasonable opportunity to cure such default by notifying Area Developer in writing of a new date for the Missed Deadline (without change to any other deadline in the Development Schedule). If Area Developer fails to comply with the Development Schedule by such new deadline, and/or upon the occurrence of another Missed Deadline, Franchisor, in its discretion, may terminate this Agreement and all rights granted hereunder without affording Area Developer any further opportunity to cure the default, effective immediately upon the delivery of written notice to Area Developer (in the manner set forth in Section 10 of this Agreement); or Franchisor, in its discretion, may elect, in lieu of terminating this Agreement, to take any of the actions described in Section 6.5 below.

6.4 **Notice and Opportunity to Cure Other Defaults**. Except as otherwise provided in Sections 6.1, 6.2 , and 6.3 above, if Area Developer fails to comply with any material term and condition of this Agreement, such action shall constitute a default under this Agreement and, upon the occurrence of any such default, Franchisor may terminate this Agreement by giving written notice of termination (in the manner set forth under Section 10 hereof) stating the nature of such default to Area Developer at least thirty (30) days prior to the effective date of termination; provided, however, that Area Developer may avoid termination by curing the default to Franchisor's satisfaction, and by promptly providing proof thereof to Franchisor within the 30-day period. If any such default is not cured within the specified time, or such longer period as applicable law may require, this Agreement and all rights granted hereunder (including but not limited to, the right to develop new Franchised Restaurants) will terminate without further notice to Area Developer effective immediately upon the expiration of the thirty (30) day period or such longer period as applicable law may require.

6.5 **Franchisor's Other Options Upon Default**. Franchisor, in its discretion, may elect, in lieu of terminating this Agreement, to use other remedial measures for Area Developer's breach of this Agreement, which include, but are not limited to: (i) termination of the credit towards Franchise Fees granted in Section 4.2 hereof; (ii) loss of the limited exclusivity, or reduction in the scope of protections, granted to Area Developer under Section 1.2 herein for the Development Area; (iii) reduction in the scope of the Development Area; (iv) reduction in the number of Franchised Restaurants to be developed by Area Developer; and/or (v) Franchisor's retention of all area development fees paid, or owed, by Area Developer. If Franchisor exercises said right, Franchisor shall not have waived its right to, in the case of future defaults, exercise all other rights and invoke all other provisions that are provided in law and/or set out under this Agreement.

6.6 **No Further Rights**. Upon termination or expiration of this Agreement, Area Developer shall have no right to establish or operate any Handam BBQ Restaurant for which a Franchise Agreement has not been executed by Franchisor at the time of termination or expiration. Franchisor's remedies for Area Developer's breach of this Agreement shall include, without limitation, Area Developer's loss of its right to develop additional Franchised Restaurants under this Agreement, and Franchisor's retention of all area development fees paid or owed by Area Developer. Upon termination or expiration, Franchisor shall be entitled to establish, and to franchise others to establish, Handam BBQ Restaurants in the Development Area, except as may be otherwise provided under any Franchise Agreement which has been executed between Franchisor and Area Developer or Area Developer's affiliates (as permitted under Section 3.4.3 above).

6.7 **Liquidated Damages.** Upon the Franchisor's termination of this Agreement in accordance with Section 6 and the terms of this Agreement, the Area Developer shall pay to the Franchisor within 30 days of the date of the termination, as liquidated damages for the premature termination of this Agreement and not as a penalty, an amount equal to one-third (1/3) the Area Developer Fee payable to the Franchisor based this Agreement. The Area Develper acknowledges and agrees that such liquidated damages are a reasonable approximation of the damages the Franchisor will incur resulting from the premature termination of this Agreement as a result of breach by the Area Developer, are appropriate because actual damages incurred by the Franchisor will be difficult or impossible to ascertain, are not a penalty, and shall not affect the Franchisor's right to, and are not in lieu of, any other payment or remedy, damages or relief to the Franchisor.

7. TRANSFER OF INTEREST

7.1 Franchisor's Rights to Transfer. Franchisor shall have the right, without the need for Area Developer's consent, to transfer or assign this Agreement and all or any part of its rights or obligations herein to any person or legal entity, provided that any designated assignee of Franchisor shall become solely responsible for all obligations of Franchisor under this Agreement from the date of assignment. In addition, and without limitation to the foregoing, Area Developer expressly affirms and agrees that Franchisor may sell its assets, its Proprietary Marks, or its System; may sell its securities in a public offering or in a private placement; may merge, acquire other corporations, or be acquired by another corporation; and may undertake a refinancing, recapitalization, leveraged buy-out, or other economic or financial restructuring.

7.2 No Transfers Without Franchisor's Approval. Area Developer understands and acknowledges that Franchisor has granted the rights hereunder in reliance on the business skill, financial capacity, and personal character of Area Developer or the Principals of Area Developer if Area Developer is not an individual. Accordingly, neither Area Developer nor any Principal shall sell, assign, transfer, pledge or otherwise encumber any direct or indirect interest in the Area Developer (including any direct or indirect interest in a corporate or partnership Area Developer), the rights or obligations of Area Developer under this Agreement, or any material asset of the Area Developer's business, without the prior written consent of Franchisor, which shall be subject to Sections 7.3 and 7.4 below and to all of the conditions and requirements for transfers set forth in the Franchise Agreement executed simultaneously with this Agreement that Franchisor deems applicable to a proposed transfer under this Agreement.

7.3 Simultaneous Transfers. Area Developer understands and acknowledges that any consent to a transfer of this Agreement shall, unless waived, be conditioned on, among other factors, the requirement that the proposed transfer of this Agreement is to be made in conjunction with a simultaneous transfer of all Franchise Agreements executed pursuant to this Agreement to the same approved transferee.

7.4 Transfer Fee. At the request of Franchisor, Area Developer shall pay a transfer fee of an amount equal to Ten Thousand Dollars ($10,000) for each Franchised Restaurant that remains to be developed and opened in order to satisfy the Development Schedule, but not less than fifty percent (50%) of the Area Development Fee paid. Additionally, for any Franchise Agreements executed pursuant to this Agreement that are transferred, the transfer fee due under such Franchise Agreement(s) shall be paid to Franchisor pursuant to the terms of such Franchise Agreement(s).

7.5 Transfer to Entity Formed for by Area Developer. Notwithstanding anything to the contrary in this Section 7, if Area Developer is an individual and seeks to transfer this Agreement to a corporation, partnership, or limited liability company formed for the convenience of ownership, the conditions of Sections 7.4 shall not apply, and Area Developer may undertake such transfer, provided that: (a) Area Developer owns one hundred percent (100%) of the equity interest in the transferee entity; (b) Area Developer and any other Principal(s) personally guarantee, in a written guaranty satisfactory to Franchisor, the performance of the obligations of the Area Developer under this Agreement; (c) Area Developer executes a Transfer of Franchise form as prescribed and approved by Franchisor; (d) such transferee entity is newly organized and its business purpose is confined exclusively to developing and operating the Franchised Restaurants; and (e) Area Developer and any other Principal(s) execute any and all other ancillary agreements as Franchisor may require.

8. COVENANTS

8.1 **Confidential Information**. Area Developer shall at all times preserve in confidence any and all materials and information furnished or disclosed to Area Developer by Franchisor, and shall disclose such information or materials only to such of Area Developer's employees or agents who must have access to it in connection with their employment. Area Developer shall not at any time, during the term of this Agreement or thereafter, without Franchisor's prior written consent, copy, duplicate, record, or otherwise reproduce such materials or information, in whole or in part, nor otherwise make the same available to any unauthorized person.

8.2 **During the Term**. Area Developer specifically acknowledges that, pursuant to this Agreement, Area Developer will receive valuable specialized training and confidential information, which may include, without limitation, information regarding the operational, sales, advertising and promotional methods and techniques of Franchisor and the System. Area Developer covenants that during the term of this Agreement, except as otherwise approved in writing by Franchisor, Area Developer shall not, either directly or indirectly, for itself, or through, on behalf of, or in conjunction with any person, persons, partnership, or corporation:

8.2.1 Divert or attempt to divert any business or customer of any Handam BBQ Restaurant or of any unit under the System to any competitor, by direct or indirect inducement or otherwise, or do or perform, directly or indirectly, any other act injurious or prejudicial to the goodwill associated with the Proprietary Marks or the System.

8.2.2 Unless released in writing by the employer, employ or seek to employ any person who is at that time employed by Franchisor or by any other franchisee or area developer of Franchisor, or otherwise directly or indirectly induce such person to leave his or her employment.

8.2.3 Own, maintain, operate, engage in, be employed by, provide any assistance to, or have any more than a one percent (1%) interest in (as owner or otherwise) any Competitive Business (as defined below). A "**Competitive Business**" shall be considered a retail food business with sales of Korean style BBQ or related products equal to or greater than ten percent (10%) of total sales. Furthermore, Area Developer acknowledges and agrees that Area Developer shall be considered in default under this Agreement and that this Agreement will be subject to immediate termination as provided in Section 6.2 herein, in the event that a person in the immediate family (including spouse, domestic partner, parent or child) of Area Developer (or, if Area Developer is other than an individual, each Principal that is subject to these covenants) engages in a Competitive Business that would violate this Section 8.2.3 if such person was subject to the covenants of this Section 8.2.3.

8.3 **After the Agreement and After a Transfer**. Area Developer covenants that, except as otherwise approved in writing by Franchisor, for a continuous uninterrupted period of two (2) years from the date of (a) a transfer permitted under Section 7 above; (b) expiration of this Agreement; (c) termination of this Agreement (regardless of the cause for termination); (d) a final order of a duly authorized arbitrator, panel of arbitrators, or a court of competent jurisdiction (after all appeals have been taken) with respect to any of the foregoing or with respect to enforcement of this Section 8.3; or (e) any or all of the foregoing, Area Developer shall not either directly or indirectly, for itself, or through, on behalf of, or in conjunction with any person, partnership, corporation, or other entity, own, maintain, operate, engage in, be employed by, or have any interest in any Competitive Business, which is, or is intended to be (i) located within the Development Area (other than those Franchised Restaurants provided for in the Development Schedule), or makes offers and sales into the Development Area; or (ii) located within a radius of twenty-five (25) miles of any other Handam BBQ Restaurant located anywhere. Provided, however, that this provision shall not apply to the operation by Area Developer of any business under the System under a franchise agreement with Franchisor.

8.4 **Exception for Ownership in Public Entities**. Sections 8.2 and 8.3 hereof shall not apply to ownership by Area Developer of less than a five percent (5%) beneficial interest in the outstanding equity securities of any publicly held corporation. As used in this Agreement, the term "**publicly held corporation**" refers to a corporation which has outstanding securities that have been registered under the federal Securities Exchange Act of 1934.

8.5 **Personal Covenants**. At the request of Franchisor, Area Developer shall obtain and furnish to Franchisor executed covenants similar in substance to those set forth in this Section 8 (including covenants applicable upon the termination of a person's relationship with Area Developer) and the provisions of Sections 6 and 7 of this Agreement (as modified to apply to an individual) from any or all of the following persons: (a) the Designated Principal, (b) all managers and other personnel employed by Area Developer who have received or will receive training and/or other confidential information; and (c) all officers, directors, and Principals who have or will receive training or access to confidential information, or who are or may be involved in the operation or development of the Franchised Restaurants. Every covenant required by this Section 8.5 shall be in a form approved by Franchisor, including specific identification of Franchisor as a third-party beneficiary of such covenants with the independent right to enforce them.

8.6 **Covenants as Independent Clauses**. The parties agree that each of the foregoing covenants shall be construed as independent of any other covenant or provision of this Agreement. If all or any portion of a covenant in this Section 8 is held unreasonable or unenforceable by a court or agency having valid jurisdiction in an unappealed final decision to which Franchisor is a party, Area Developer expressly agrees to be bound by any lesser covenant subsumed within the terms of such covenant that imposes the maximum duty permitted by law, as if the resulting covenant were separately stated in and made a part of this Section 8.

8.7 **Franchisor's Right to Reduce Scope of the Covenants**. Area Developer understands and acknowledges that Franchisor shall have the right, in its sole discretion, to reduce the scope of any covenant set forth in Sections 8.2 and 8.3 in this Agreement, or any portion thereof, without Area Developer's consent, effective immediately upon receipt by Area Developer of written notice thereof; and Area Developer agrees that it shall comply forthwith with any covenant as so modified, which shall be fully enforceable notwithstanding the provisions of Section 15 hereof.

8.8 **Covenants Survive Claims**. Area Developer expressly agrees that the existence of any claims it may have against Franchisor, whether or not arising from this Agreement, shall not constitute a defense to the enforcement by Franchisor of the covenants in this Section 8. Area Developer agrees to pay all costs and expenses (including reasonable attorneys' fees) incurred by Franchisor in connection with the enforcement of this Section 8.

8.9 **Compliance with Laws**. Area Developer represents and warrants to Franchisor that neither Area Developer (including, without limitation, any and all of its employees, directors, officers and other representatives) nor any of its affiliates or the funding sources for either is a person or entity designated with whom Franchisor, or any of its affiliates, are prohibited by law from transacting business.

9. CORPORATION, LIMITED LIABILITY COMPANY, OR PARTNERSHIP

9.1 **List of Principals**. If Area Developer is a corporation, limited liability company, or partnership, each owner of beneficial interest in Area Developer (each a "**Principal**"), and the interest of each Principal in Area Developer, shall be identified in Exhibit B to the Agreement. Area Developer shall maintain a list of all Principals and immediately furnish Franchisor with an update to the information contained in Exhibit B upon any change, which shall be made only in compliance with Section 7 above.

9.2 **Guaranties**. Such Principals as Franchisor may request shall execute a guarantee, indemnification, and acknowledgment of Area Developer's obligations under this Agreement in the form attached hereto as Exhibit C. As set forth in Section 5.2 above, the Designated Principal shall at all times have at least a ten percent (10%) interest in Area Developer.

9.3 **Corporations and Limited Liability Companies**. If Area Developer is a corporation or limited liability company, Area Developer shall comply with the following requirements:

9.3.1 Area Developer shall be newly organized and its governing documents shall at all times provide that its activities are confined exclusively to developing and operating the Franchised Restaurants.

9.3.2 Area Developer shall, upon request of Franchisor, promptly furnished to Franchisor copies of Area Developer's articles of incorporation, bylaws, articles of organization, operating agreement and/or other governing documents, and any amendments thereto, including the resolution of the Board of Directors or members authorizing entry into this Agreement.

9.3.3 Area Developer shall maintain stop-transfer instructions against the transfer on its records of any equity securities; and each stock certificate or issued securities of Area Developer shall conspicuously include upon its face a statement, in a form satisfactory to Franchisor, which references the transfer restrictions imposed by this Agreement; provided, however, that the requirements of this Section 9.3.3 shall not apply to a publicly held corporation.

9.4 **Partnerships and Limited Liability Partnerships**. If Area Developer or any successor to or assignee of Area Developer is a partnership or limited liability partnership, Area Developer shall comply with the following requirements:

9.4.1 Area Developer shall be newly organized and its partnership agreement shall at all times provide that its activities are confined exclusively to developing and operating the Franchised Restaurants.

9.4.2 Area Developer shall furnish Franchisor with a copy of its partnership agreement as well as such other documents as Franchisor may reasonably request, and any amendments thereto.

9.4.3 The partners of the partnership shall not, without the prior written consent of Franchisor, admit additional general partners, remove a general partner, or otherwise materially alter the powers of any general partner.

10. NOTICES

Any and all notices required or permitted under this Agreement shall be in writing and shall be personally delivered, sent by registered mail, or by other means which affords the sender evidence of delivery, or of rejected delivery, to the respective parties at the addresses shown on the signature page of this Agreement, unless and until a different address has been designated by written notice to the other party. Any notice by a means which affords the sender evidence of delivery, or rejected delivery, shall be deemed to have been given at the date and time of receipt or rejected delivery.

11. PERMITS AND COMPLIANCE WITH THE LAWS

11.1 Compliance with Laws. Area Developer shall comply with all federal, state, and local laws, rules and regulations, and shall timely obtain any and all permits, certificates, or licenses necessary for the full and proper conduct of the business contemplated under this Agreement.

11.2 Notice of Actions. Area Developer shall notify Franchisor in writing within five (5) days of the receipt of any demand letter, commencement of any action, suit, or proceeding, and of the issuance of any order, writ, injunction, award, or decree of any court, agency or other governmental instrumentality, which may adversely affect the operation or financial condition of Area Developer and/or any Franchised Restaurant established under this Agreement.

12. INDEPENDENT CONTRACTOR AND INDEMNIFICATION

12.1 No Fiduciary Relationship. Area Developer is an independent contractor. Franchisor and Area Developer are completely separate entities and are not fiduciaries, partners, joint venturers, or agents of the other in any sense and neither shall have the power to bind the other. No act or assistance given by either party to the other pursuant to this Agreement shall be construed to alter the relationship.

12.2 Public Notice. During the term of this Agreement, Area Developer shall hold itself out to the public as an independent contractor operating the business pursuant to an area development agreement with Franchisor. Area Developer agrees to take such action as may be necessary to do so, including, without limitation, exhibiting a notice of the fact in a conspicuous place in Area Developer's offices, the content of which Franchisor reserves the right to specify.

12.3 No Assumption of Liability. Nothing in this Agreement authorizes Area Developer to make any contract, agreement, warranty, or representation on Franchisor's behalf, or to incur any debt or other obligation in Franchisor's name; and that Franchisor shall in no event assume liability for, or be deemed liable hereunder as a result of, any such action; nor shall Franchisor be liable by reason of any act or omission of Area Developer in Area Developer's operations hereunder, or for any claim or judgment arising therefrom against Area Developer or Franchisor.

12.4 Indemnification. Area Developer shall indemnify and hold Franchisor, Franchisor's owners and affiliates, and their respective officers, directors, and employees (the "**Indemnitees**") harmless against any and all causes of action, claims, losses, costs, expenses, liabilities, litigation, damages or other expenses (including, but not limited to, settlement costs and attorneys' fees) arising directly or indirectly from, as a result of, or in connection with Area Developer's operation of the business contemplated hereunder (notwithstanding any claims that the Indemnitees are or were negligent). Area Developer agrees that with respect to any threatened or actual litigation, proceeding or dispute which could directly or indirectly affect any of the Indemnitees, the Indemnitees shall have the right, but not the obligation, in their discretion, to: (i) choose counsel, (ii) direct, manage and/or control the handling of the matter; and (iii) settle on behalf of the Indemnitees, and/or Area Developer, any claim against the Indemnitees. All vouchers, canceled checks, receipts, receipted bills or other evidence of payments for any such losses, liabilities, costs, damages, charges or expenses of whatsoever nature incurred by any Indemnitee shall be taken as prima facie evidence of Area Developer's obligation hereunder.

13. APPROVALS AND WAIVERS

13.1 Approval Requests. Whenever this Agreement requires the prior approval or consent of Franchisor, Area Developer shall make a timely written request to Franchisor therefor, and such approval or consent shall be in writing. Franchisor shall respond to Area Developer's timely requests in a reasonably timely and prompt manner.

13.2 **Non-waiver**. No failure of Franchisor to exercise any power reserved to it hereunder, or to insist upon strict compliance by Area Developer with any obligation or condition hereunder, and no custom or practice of the parties in variance with the terms hereof, shall constitute a waiver of Franchisor's right to demand exact compliance with the terms hereof. Waiver by Franchisor of any particular default by Area Developer shall not be binding unless in writing and executed by the party sought to be charged and shall not affect or impair Franchisor's right with respect to any subsequent default of the same or of a different nature; nor shall any delay, waiver, forbearance, or omission of Franchisor to exercise any power or rights arising out of any breach or default by Area Developer of any of the terms, provisions, or covenants hereof, affect or impair Franchisor's rights nor shall such constitute a waiver by Franchisor of any right hereunder or of the right to declare any subsequent breach or default. Subsequent acceptance by Franchisor of any payment(s) due to it hereunder shall not be deemed to be a waiver by Franchisor of any preceding breach by Area Developer of any terms, covenants or conditions of this Agreement.

14. SEVERABILITY AND CONSTRUCTION

14.1 **Severable Parts**. Except as expressly provided to the contrary herein, each portion, section, part, term, and/or provision of this Agreement shall be considered severable; and if, for any reason, any section, part, term, and/or provision herein is determined to be invalid and contrary to, or in conflict with, any existing or future law or regulation by a court or agency having valid jurisdiction, such shall not impair the operation of, or have any other effect upon, such other portions, sections, parts, terms, and/or provisions of this Agreement as may remain otherwise intelligible; and the latter shall continue to be given full force and effect and bind the parties hereto; and said invalid portions, sections, parts, terms, and/or provisions shall be deemed not to be a part of this Agreement.

14.2 **Terms Surviving this Agreement**. Any provision or covenant in this Agreement which expressly or by its nature imposes obligations beyond the expiration, termination or assignment of this Agreement (regardless of cause for termination), shall survive such expiration, termination.

14.3 **No Rights on Third Parties**. Except as expressly provided to the contrary herein, nothing in this Agreement is intended, nor shall be deemed, to confer upon any person or legal entity other than Area Developer, Franchisor, officers, directors, shareholders, agents, and employees of Franchisor, and such successors and assigns of Franchisor as may be contemplated by Section 15 hereof, any rights or remedies under or by reason of this Agreement.

14.4 **Full Scope of Terms**. Area Developer expressly agrees to be bound by any promise or covenant imposing the maximum duty permitted by law which is subsumed within the terms of any provision hereof, as though it were separately articulated in and made a part of this Agreement, that may result from striking from any of the provisions hereof any portion or portions which a court or agency having valid jurisdiction may hold to be unreasonable and unenforceable in an unappealed final decision to which Franchisor is a party, or from reducing the scope of any promise or covenant to the extent required to comply with such a court or agency order.

14.5 **<u>Franchisor's Application of its Rights</u>**. Franchisor shall have the right to operate, develop and change the System in any manner that is not specifically precluded by this Agreement. Whenever Franchisor has reserved in this Agreement a right to take or withhold an action, or are deemed to have a right and/or discretion to take or withhold an action, or to grant or decline to grant Area Developer a right to take or omit an action, except as otherwise expressly and specifically provided in this Agreement, Franchisor may make its decision or exercise its rights, on the basis of the information readily available to Franchisor, and its judgment of what is in its best interests and/or in the best interests of the Franchisor's franchise network, at the time its decision is made, without regard to whether: (i) other reasonable or even arguably preferable alternative decisions could have been made by Franchisor; (ii) the decision or action of Franchisor will promote its financial or other individual interest; (iii) Franchisor's decision or the action it take applies differently to Area Developer and one or more other franchisees or Franchisor's company-owed operations; or (iv) Franchisor's decision or the exercise of its right or discretion is adverse to Area Developer's interests. In the absence of an applicable statute, Franchisor will have no liability to Area Developer for any such decision or action. Franchisor and Area Developer intend that the exercise of Franchisor rights or discretion will not be subject to limitation or review. If applicable law implies a covenant of good faith and fair dealing in this Agreement, Franchisor and Area Developer agree that such covenant shall not imply any rights or obligations that are inconsistent with a fair construction of the terms of this Agreement and that this Agreement grants Franchisor the right to make decisions, take actions and/or refrain from taking actions not inconsistent with Area Developer's rights and obligations hereunder.

14.6 **<u>Captions Only for Convenience</u>**. All captions in this Agreement are intended solely for the convenience of the parties, and none shall be deemed to affect the meaning or construction of any provision hereof.

15. ENTIRE AGREEMENT

Franchisor and Area Developer, and any Principal, each acknowledge and warrant to each other that they wish to have all terms of this business relationship defined solely in and by this written Agreement. Recognizing the costs on both Franchisor and Area Developer which are uncertain, Franchisor and Area Developer, each confirm that neither wishes to enter into a business relationship with the other in which any terms or obligations are the subject of alleged oral statements or in which oral statements or non-contract writings which have been or may in the future be, exchanged between them, serve as the basis for creating rights or obligations different than or supplementary to the rights and obligations set forth herein. Accordingly, Franchisor and Area Developer agree and promise each other that this Agreement supercedes and cancels any prior and/or contemporaneous discussions or writings (whether described as representations, inducements, promises, agreements or any other term), between Franchisor or anyone acting on its behalf and Area Developer or anyone acting on its behalf, which might be taken to constitute agreements, representations, inducements, promises or understandings (or any equivalent to such term) with respect to the rights and obligations of Franchisor and Area Developer or the relationship between them. Franchisor and Area Developer agree and promise each other that they have placed, and will place, no reliance on any such discussions or writings. In accordance with the foregoing, it is understood and acknowledged that this Agreement, the attachments hereto, and the documents referred to herein constitute the entire Agreement between Franchisor and Area Developer concerning the subject matter hereof, and supersede any prior agreements, no other representations having induced Area Developer to execute this Agreement. Except for those permitted to be made unilaterally by Franchisor hereunder, no amendment, change, or variance from this Agreement shall be binding on either party unless mutually agreed to by the parties and executed by their authorized officers or agents in writing. Nothing is the Section 15 is intended to disclaim any of the information contained in Franchisor's Franchise Disclosure Document or its attachments or exhibits.

16. APPLICABLE LAW AND DISPUTE RESOLUTION

16.1 Governing Law. This Agreement takes effect upon its acceptance and execution by Franchisor, and shall be interpreted and construed under the laws of the State of Texas. In the event of any conflict of law, the laws of Texas shall prevail, without regard to, and without giving effect to, the application of Texas conflict of law rules. Nothing in this Section 16.1 is intended by the parties to subject this Agreement to any franchise or similar law, rule, or regulation of the State of Texas or of any other state to which it would not otherwise be subject.

16.2 Non-Binding Mediation. Before any party may bring an action in arbitration or in court against the other, the parties must first meet to mediate the dispute (except as otherwise provided below). Any such mediation shall be non-binding and shall be conducted by the American Arbitration Association in accordance with its then-current rules for mediation of commercial disputes. All mediation proceedings will be conducted at a suitable location chosen by the mediator, which is within a five (5) mile radius of Franchisor's then current principal place of business, unless we agree otherwise in writing. Notwithstanding anything to the contrary, this Section 16.2 shall not bar either party from obtaining injunctive relief against threatened conduct that will cause it loss or damages, under the usual equity rules, including the applicable rules for obtaining restraining orders and preliminary injunctions, without having to engage in mediation. Mediation hereunder shall be concluded within forty five (45) days of Area Developer's receipt of the notice specifying the designated mediator or such longer period as may be agreed upon by the parties in writing. All aspects of the mediation process shall be treated as confidential, shall not be disclosed to others, and shall not be offered or admissible in any other proceeding or legal action whatever. Franchisor and Area Developer shall each bear its own costs of mediation, and each shall bear one-half (½) the cost of the mediator or mediation service.

16.3 Arbitration. Franchisor and Area Developer agree that, except for controversies, disputes, or claims related to or based on improper use of the Proprietary Marks or Confidential Information, all controversies, disputes, or claims between Franchisor and Area Developer's affiliates, and Franchisor's and their respective shareholders, members, officers, directors, agents, and/or employees, and Area Developer (and/or Area Developer's owners, guarantors, affiliates, and/or employees) arising out of or related to:

(1) this Agreement or any other agreement between Area Developer and Franchisor;

(2) Franchisor's relationship with Area Developer;

(3) the validity of this Agreement or any other agreement between Area Developer and Franchisor; or

(4) any System Standard;

must be submitted for binding arbitration, on demand of either party, to the American Arbitration Association in the United States ("AAA"). The arbitration proceedings will be conducted by one arbitrator and, except as this Section otherwise provides, according to the AAA's then current rules. All proceedings will be conducted at a suitable location chosen by the arbitrator which is within a five (5) mile radius of Franchisor's then current principal place of business. All matters relating to arbitration will be governed by the United States Federal Arbitration Act (9 U.S.C. §§ 1 et seq.). Judgment upon the arbitrator's award may be entered in any court of competent jurisdiction.

16.3.1 The arbitrator has the right to award or include in his or her award any relief which he or she deems proper, including, without limitation, money damages (with interest on unpaid amounts from the date due), specific performance, injunctive relief, and attorneys' fees and costs (as allowable under this Agreement or applicable law), provided that the arbitrator may not

declare any Proprietary Mark generic or otherwise invalid or, as expressly provided in Section 16.10 below, award any punitive, exemplary or multiple damages against either party.

16.3.2 Franchisor and Area Developer agree to be bound by the provisions of any limitation on the period of time in which claims must be brought under applicable law or this Agreement, whichever expires earlier. Franchisor and Area Developer further agrees that, in any arbitration proceeding, each must submit or file any claim which would constitute a compulsory counterclaim (as defined by Rule 13 of the United States Federal Rules of Civil Procedure) within the same proceeding as the claim to which it relates. Any claim which is not submitted or filed as required is forever barred. The arbitrator may not consider any settlement discussions or offers that might have been made by either Area Developer or Franchisor.

16.3.3 Franchisor and Area Developer agree that arbitration will be conducted on an individual, not a class-wide, basis and that an arbitration proceeding between Franchisor and Franchisor's affiliates their respective shareholders, officers, directors, agents, and employees, and Area Developer (including owners, guarantors, affiliates, and employees) may not be consolidated with any other arbitration proceeding between Franchisor and any other person.

16.3.4 Despite Franchisor's and Area Developer's agreement to arbitrate, Franchisor and Area Developer each have the right in a proper case to seek temporary restraining orders and temporary or preliminary injunctive relief from a court of competent jurisdiction; provided, however, that Franchisor and Area Developer must contemporaneously submit Franchisor's dispute for arbitration on the merits as provided in this Section.

16.3.5 The provisions of this Section are intended to benefit and bind certain third party non-signatories and will continue in full force and effect subsequent to and notwithstanding this Agreement's expiration or termination.

16.4 **Choice of Venue**. To the extent the parties have not resolved a dispute through mediation, arbitration, or otherwise, Franchisee consents and agrees that the proper venue in any such proceeding, claim, action or lawsuit relating to or arising out of this Agreement shall be the courts of the county where Franchisor has its then current principal place of business. Franchisee acknowledges that these courts shall have personal jurisdiction over it and hereby waives any defense it may have on the grounds of improper venue.

16.5 **No Rights Exclusive of Other Rights**. No right or remedy conferred upon or reserved to Franchisor or Area Developer by this Agreement is intended to be, nor shall be deemed, exclusive of any other right or remedy provided herein or permitted by law or equity, but each shall be cumulative of every other right or remedy.

16.6 **WAIVER OF JURY TRIAL**. FRANCHISOR AND AREA DEVELOPER IRREVOCABLY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM, WHETHER AT LAW OR IN EQUITY, BROUGHT BY EITHER PARTY HERETO AGAINST THE OTHER.

16.7 **Limitation**. Any and all claims and actions arising out of or relating to this Agreement and/or the relationship of Area Developer and Franchisor, brought by either party hereto against the other, whether in mediation, in arbitration or in court, shall be commenced within one (1) year from the occurrence of the facts giving rise to such claim or action, or such claim or action shall be forever barred.

16.8 **WAIVER OF RICO**. THE PARTIES HERETO AGREE TO WAIVE, NOW AND FOREVER, ANY AND ALL RIGHTS EITHER MAY HAVE UNDER THE FEDERAL STATUTE KNOWN AS RICO.

16.9 **WAIVER OF PUNITIVE DAMAGES**. FRANCHISOR AND AREA DEVELOPER HEREBY WAIVE TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT TO OR CLAIM OF ANY PUNITIVE OR EXEMPLARY DAMAGES AGAINST THE OTHER.

16.10 **Injunctive Relief**. Nothing herein contained shall bar the right of Franchisor to obtain injunctive relief against threatened conduct that will cause it loss or damages under the usual equity rules, including the applicable rules for obtaining restraining orders and preliminary injunctions.

16.11 **Counterparts; Paragraph Headings; Pronouns**. This Agreement may be executed in any number of counterparts, all of which when taken together shall constitute one and the same instrument. All captions and paragraph headings in this Agreement are intended solely for the convenience of the parties, and none shall be deemed to affect the meaning or construction of any provision hereof. Each pronoun used herein shall be deemed to include the other number of genders.

16.12 **Attorneys Fees**. In the event Franchisor is required to employ legal counsel or to incur other expense to enforce any obligation of Franchisee hereunder, or to defend against any claim, demand, action or proceeding by reason of Area Developer's failure to perform any obligation imposed upon Area Developer by this Agreement, Franchisor shall be entitled to recover from Area Developer the amount of all reasonable attorneys' fees of such counsel and all other expenses incurred in enforcing such obligation or in defending against such claim, demand, action, or proceeding, whether incurred prior to or in preparation for or contemplation of the filing of such action or thereafter.

17. ACKNOWLEDGMENTS

17.1 **AREA DEVELOPER'S INVESTIGATION OF THE BUSINESS POSSIBILITIES**. AREA DEVELOPER ACKNOWLEDGES THAT IT HAS CONDUCTED AN INDEPENDENT INVESTIGATION OF THE BUSINESS OF DEVELOPING AND OPERATING A HANDAM BBQ RESTAURANTS, AND RECOGNIZES THAT THE BUSINESS VENTURE CONTEMPLATED BY THIS AGREEMENT INVOLVES BUSINESS RISKS AND THAT ITS SUCCESS WILL BE LARGELY DEPENDENT UPON THE ABILITY OF AREA DEVELOPER (OR, IF AREA DEVELOPER IS A CORPORATION, PARTNERSHIP OR LIMITED LIABILITY COMPANY, THE ABILITY OF ITS PRINCIPALS) AS (AN) INDEPENDENT BUSINESSPERSON(S). FRANCHISOR EXPRESSLY DISCLAIMS THE MAKING OF, AND AREA DEVELOPER ACKNOWLEDGES THAT IT HAS NOT RECEIVED, ANY WARRANTY OR GUARANTEE, EXPRESS OR IMPLIED, AS TO THE POTENTIAL VOLUME, PROFITS, OR SUCCESS OF THE BUSINESS VENTURE CONTEMPLATED BY THIS AGREEMENT. AREA DEVELOPER ACKNOWLEDGES THAT THIS AGREEMENT CONTAINS ALL ORAL AND WRITTEN AGREEMENTS, REPRESENTATIONS AND ARRANGEMENTS BETWEEN THE PARTIES, AND ANY RIGHTS WHICH THE RESPECTIVE PARTIES HERETO MAY HAVE HAD UNDER ANY OTHER PREVIOUS CONTRACT (WHETHER ORAL OR WRITTEN) ARE HEREBY CANCELLED AND TERMINATED, AND NO REPRESENTATIONS OR WARRANTIES ARE MADE OR IMPLIED, EXCEPT AS SPECIFICALLY SET FORTH HEREIN. AREA DEVELOPER FURTHER ACKNOWLEDGES THAT IT HAS NOT RECEIVED OR RELIED ON ANY REPRESENTATIONS ABOUT THE FRANCHISE BY THE FRANCHISOR, OR ITS OFFICERS, DIRECTORS, EMPLOYEES OR AGENTS, THAT ARE CONTRARY TO THE STATEMENTS MADE IN THE FRANCHISOR'S FRANCHISE DISCLOSURE DOCUMENT OR TO THE TERMS AND CONDITIONS CONTAINED HEREIN, AND FURTHER REPRESENTS TO THE FRANCHISOR, AS AN INDUCEMENT TO ENTRY INTO THIS AGREEMENT, THAT AREA DEVELOPER HAS MADE NO MISREPRESENTATIONS IN OBTAINING THE FRANCHISE.

17.2 **Receipt of FDD and Complete Agreement**. Area Developer acknowledges that it received a complete copy of this Agreement, the attachments hereto, and agreements relating thereto, if any, at least seven (7) calendar days prior to the date on which this Agreement was executed. Area Developer further acknowledges that it received the disclosure document required by the Trade Regulation Rule of the Federal Trade Commission entitled "Disclosure Requirements and Prohibitions Concerning Franchising", otherwise known as the Franchise Disclosure Document (**FDD**), at least fourteen (14) calendar days prior to the date on which this Agreement was executed or any payment by Area Developer for the rights granted under this Agreement. Area Developer further acknowledges that prior to receiving Franchisor's FDD, Franchisor advised Area Developer of the formats in which the FDD is made available, and any conditions necessary for reviewing the FDD in a particular format.

17.3 **Area Developer Read the Agreement and Consulted**. Area Developer acknowledges that it has read and understood Franchisor's FDD and this Agreement, the attachments hereto, and agreements relating thereto, if any, and that Franchisor has accorded Area Developer ample time and opportunity to consult with advisors of Area Developer's own choosing about the potential benefits and risks of entering into this Agreement.

17.4 **No Conflicting Obligations**. Each party represents and warrants to the others that there are no other agreements, court orders, or any other legal obligations that would preclude or in any manner restrict such party from: (a) negotiating and entering into this Agreement; (b) exercising its rights under this Agreement; and/or (c) fulfilling its responsibilities under this Agreement.

[SIGNATURE PAGE FOLLOWS]

HANDAM FRANCHISE GROUP, LLC
AREA DEVELOPMENT AGREEMENT
SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Area Development Agreement in duplicate on the day and year first above written.

HANDAM FRANCHISE GROUP, LLC	______________________________
Franchisor	Area Developer
By:______________________________	By:______________________________
Name:______________________________	Name:______________________________
Title:______________________________	Title:______________________________
Address for Notices:	Address for Notices:
David Lee	______________________________
Handam Franchise Group, LLC	______________________________
3200 Wilcrest Dr., Suite 275	______________________________
Houston, Texas 77042	Telephone:______________________________
Telephone: (281) 968-8850	Email:______________________________
Email: Dlee@allstarfranchise.com	Attn:______________________________

HANDAM FRANCHISE GROUP, LLC
AREA DEVELOPMENT AGREEMENT
EXHIBIT A
DATA SHEET

1. **Development Schedule** (see Section 1.1): Area Developer shall execute Franchise Agreements for the development and operation of __________ (___) Franchised Restaurants, within the Development Area in accordance with the following Development Schedule:

Minimum Cumulative Number of Franchise Agreements for Franchised Restaurants to be Located and Operating Within the Development Area	By this Date
____________________	____________________
____________________	____________________
____________________	____________________
____________________	____________________
____________________	____________________
____________________	____________________
____________________	____________________
____________________	____________________
____________________	____________________

Total: _______

The Expiration Date of this Agreement, as defined in Section 2, shall be the earlier of (i) the date the final Franchise Agreement is executed by Area Developer in accordance with the required minimum cumulative number of Franchise Agreements to be executed for Franchised Restaurants to be located in the Development Area as set forth in the Development Schedule above; or (ii) the final date set forth in the Development Schedule above.

2. **Development Area** (see Section 1.1): The Development Area shall be defined as the following:
____
____
____
____
____
____

3. **Area Development Fee** (see Section 4.1): In accordance with the total number of Franchised Restaurants to be developed and opened within the Development Area, the total Area Development Fee shall be $_______________.

HANDAM FRANCHISE GROUP, LLC	**AREA DEVELOPER**
Initial:___________ **Date:**___________	**Initial:**___________ **Date:**___________

HANDAM FRANCHISE GROUP, LLC
AREA DEVELOPMENT AGREEMENT
EXHIBIT B
LIST OF PRINCIPALS & DESIGNATED PRINCIPAL

The following identifies all of Area Developer's Principals (as defined in Section 9.1 of the Area Development Agreement):

Name of Principal	Address, Telephone, E-mail	Interest (%) with Description
		Total %:

AREA DEVELOPER'S DESIGNATED PRINCIPAL

The following identifies Area Developer's Designated Principal (as defined in Section 5.2 of the Area Development Agreement):

Name of Designated Principal	Address, Telephone, E-mail	Interest (%) with Description

HANDAM FRANCHISE GROUP, LLC
AREA DEVELOPMENT AGREEMENT
EXHIBIT C
GUARANTEE, INDEMNIFICATION, AND ACKNOWLEDGMENT

As an inducement to Handam Franchise Group, LLC ("**Franchisor**") to enter into the Area Development Agreement between Franchisor and ____ _____________ ("**Area Developer**"), dated __________, 20___ (the "**Agreement**"), the undersigned, jointly and severally, hereby guarantee to Franchisor and Franchisor's successors and assigns that all of Area Developer's covenants and obligations, including, without limitation, monetary obligations, under the Agreement will be punctually paid and performed. This Guarantee is an unconditional, irrevocable and absolute guaranty of payment and performance and may not be cancelled, terminated, modified, or amended except by written agreement executed by both parties.

Upon demand by Franchisor, the undersigned each hereby jointly and severally agree to immediately make each payment required of Area Developer under the Agreement and waive any right to require Franchisor to: (a) proceed against Area Developer for any payment required under the Agreement; (b) proceed against or exhaust any security from Area Developer; (c) pursue or exhaust any remedy, including any legal or equitable relief, against Area Developer; or (d) give notice of demand for payment by Area Developer. Without affecting the obligations of the undersigned under this Guarantee, Franchisor may, without notice to the undersigned, extend, modify, or release any indebtedness or obligation of Area Developer, or settle, adjust, or compromise any claims against Area Developer, and the undersigned each hereby jointly and severally waive notice of same and agree to remain and be bound by any and all such amendments and changes to the Agreement.

The undersigned each hereby jointly and severally agree to defend, indemnify and hold Franchisor harmless against any and all losses, damages, liabilities, costs, and expenses (including, but not limited to, reasonable attorneys' fees, reasonable costs of financial and other investigation, court costs, and fees and expenses) resulting from, consisting of, or arising out of or in connection with any failure by Area Developer to perform any obligation of Area Developer under the Agreement, any amendment thereto, or any other agreement executed by Area Developer referred to therein.

The undersigned each hereby jointly and severally acknowledge and expressly agree to be individually bound by all of the covenants contained in the Agreement, and acknowledge and agree that this Guarantee does not grant the undersigned any right to use the "Handam BBQ" marks or system.

This Guarantee shall terminate upon the termination or expiration of the Agreement, except that all obligations and liabilities of the undersigned which arose from events which occurred on or before the effective date of such termination shall remain in full force and effect until satisfied or discharged by the undersigned, and all covenants which by their terms continue in force after the expiration or termination of the Agreement shall remain in force according to their terms. Upon the death of an individual guarantor, the estate of such guarantor shall be bound by this Guarantee, but only for defaults and obligations hereunder existing at the time of death; and the obligations of the other guarantors will continue in full force and effect.

The undersigned represents and warrants to Franchisor that neither the undersigned (including, without limitation, any and all of its employees, directors, officers and other representatives), nor any of its affiliates or the funding sources for either is a person or entity designated with whom Franchisor, or any of its affiliates, are prohibited by law from transacting business.

Any and all notices required or permitted under this guarantee provision shall be in writing and shall be personally delivered, in the manner provided under Section 10 of this Agreement.

Unless specifically stated otherwise, the terms used in this Guarantee shall have the same meaning as in the Agreement, and shall be interpreted and construed in accordance with the Agreement. This Guarantee shall be interpreted and construed under the laws of the State of Texas. In the event of any conflict of law, the laws of the State of Texas shall prevail (without regard to, and without giving effect to, the application of Texas conflict of law rules).

IN WITNESS WHEREOF, the undersigned has executed this Guarantee, Indemnification and Acknowledgement as of the date of the Agreement.

GUARANTOR(S)

____
Print Name:____________________________

____
Print Name:____________________________

____
Print Name:____________________________

____
Print Name:____________________________

____
Print Name:____________________________

HANDAM FRANCHISE GROUP, LLC
AREA DEVELOPMENT AGREEMENT
EXHIBIT D
LEASE TERMS

In accordance with Section 3.3 of this Area Development Agreement, Area Developer's lease or sublease for the premises of each of the Franchised Restaurants shall contain terms acceptable to Franchisor, which may include (but are not limited to) the following:

1. The initial term of the lease, or initial term together with renewal terms, will be for not fewer than ten (10) years.

2. A provision stating that the lessor consents to Area Developer's use and display of the Proprietary Marks and signage as Franchisor may prescribe from time to time for the Franchised Restaurant, subject only to the provisions of applicable law.

3. A provision that Area Developer shall have the right to alter, renovate, add, remodel, modify, and/or change the premises and/or other improvements upon the premises as Area Developer may deem desirable, provided that if any such alterations, renovations, additions, modifications, remodeling and/or changes to the premises and/or improvements upon the premises affect the exterior, structural elements or foundation of the premises, Area Developer shall first obtain the consent of the lessor, which consent shall not be unreasonably withheld, conditioned or delayed.

4. A provision that the premises be used solely for the operation of a franchised Handam BBQ Restaurant, which is currently: a restaurant offering for sale Korean style barbecue and related products under the name "Handam BBQ," all as may be permitted under the relevant Franchise Agreement signed for the Franchised Restaurant.

5. A provision that requires the lessor to concurrently provide Franchisor with a copy of any written notice of deficiency under the lease sent to Area Developer, and that the lessor will provide Franchisor with written notice specifying deficiencies that Area Developer did not cure.

6. A provision that grants to Franchisor, in its sole discretion, the right (but not obligation) to cure any deficiency under the lease within thirty (30) days after the expiration of the period in which Area Developer had to cure any such default should Area Developer fail to do so.

7. A provision acknowledging that, in the event the Franchise Agreement for the Franchised Restaurant expires or is terminated: (a) Area Developer is obligated under the Franchise Agreement to take certain steps to de-identify the location as a Handam BBQ Restaurant operated by Area Developer; and (b) the lessor will cooperate fully with Franchisor in enforcing such provisions of the Franchise Agreement against the Area Developer, including allowing Franchisor, its employees and agents to enter and remove signs, decor and materials bearing or displaying any Proprietary Marks, designs or logos of Franchisor, provided that the lessor shall not be required to bear any expense thereof.

8. A provision that expressly states that any default under the lease shall constitute a default under the Franchise Agreement, and that the termination of the Franchise Agreement shall constitute a default under the lease.

9. A provision reserving to Franchisor the right, at Franchisor's election, to receive an assignment of the leasehold interest upon termination or expiration of the franchise grant.

10. A provision that expressly requires that, if requested by Franchisor, the lessor of the premises will provide Franchisor all sales and other information the lessor may have related to the operation of the Franchised Restaurant.

11. Area Developer is restricted from accepting any requirement under the lease that seeks to impose any restrictions (territorial or otherwise) on the development or operation of other Handam BBQ Restaurants by Area Developer, Franchisor, or any other person or entity.

12. A provision that the lessor agrees that Area Developer may not assign the lease or sublease all or any part of its occupancy rights thereunder without Franchisor's prior written consent.

13. A provision that the lessor’s consent to an assignment of the lease or subletting of the Premises will not be required in connection with an assignment or subletting to Franchisor, or any parent, subsidiary or affiliated corporation of Franchisor or Area Developer, or another operator that has been approved by Franchisor to be the franchisee for the Franchised Restaurant.

14. A provision that prohibits the lessor from selling or leasing, or allowing the sublease of, space in the building or on the property to any person or entity for a retail food business with food sales of barbecue greater than ten percent (10%) of total sales. In the event lessor does not comply with these restrictions, Franchisor will have the right to seek an injunction prohibiting the occupancy by the new competing business or against the existing tenant as the case may be.

HANDAM FRANCHISE GROUP, LLC
AREA DEVELOPMENT AGREEMENT
EXHIBIT E
AREA DEVELOPER CERTIFICATION

The undersigned, personally and as an officer(s), member(s) or partner(s) of Area Developer, as applicable, does hereby certify that he/she has conducted an independent investigation of the business contemplated by this Area Development Agreement and the Handam Franchise Group, LLC Franchise Agreement, and that the decision to execute the Area Development Agreement was based entirely upon the independent investigation by the undersigned; and the undersigned further certifies that he/she has not relied upon, in any way, any claims regarding potential sales, income, or earnings to be derived from the business contemplated by the Franchise Agreement and Area Development Agreement, and has not relied upon any claims regarding past or current sales, income or earnings of Franchisor or its affiliate operated Handam BBQ Restaurants that is contrary to or different from the information contained in Franchisor's Franchise Disclosure Document. The undersigned further certifies that he/she understands the risks involved in this investment and Handam Franchise Group, LLC makes no representation or guaranty, explicit or implied, that the Area Developer will be successful or will recoup his/her investment.

IN WITNESS WHEREOF, the undersigned have signed and delivered this Certificate this _____ day of ___________, 20__.

____
AREA DEVELOPER

By:_________________________	By:_________________________
Name:_______________________	Name:_______________________
Title:________________________	Title:________________________
By:_________________________	By:_________________________
Name:_______________________	Name:_______________________
Title:________________________	Title:________________________
By:_________________________	By:_________________________
Name:_______________________	Name:_______________________
Title:________________________	Title:________________________

Each of the undersigned Principals own a beneficial interest in Area Developer and has read the Area Development Agreement, agree to be individually bound by all obligations of Area Developer hereunder and certify the foregoing:

By:_________________________	By:_________________________
Name:_______________________	Name:_______________________
By:_________________________	By:_________________________
Name:_______________________	Name:_______________________
By:_________________________	By:_________________________
Name:_______________________	Name:_______________________

EXHIBIT F
AREA DEVELOPMENT STATE ADDENDA

ADDENDUM TO THE HANDAM FRANCHISE GROUP, LLC AREA DEVELOPMENT AGREEMENT FOR CALIFORNIA

THIS AMENDMENT TO THE AREA DEVELOPMENT AGREEMENT FOR CALIFORNIA ("California Amendment") only applies to Area Development Agreements signed by Area Developers residing within and operating within the State of California. This California Amendment is hereby incorporated into the Area Development Agreement by reference and attachment.

1. Section 6.1 is amended as follows:

Area Developer shall be in default under this Agreement, and all rights granted to Are Developer herein shall automatically terminate upon notice, without an opportunity to cure to Area Developer, if Area Developer shall become insolvent or make a general assignment for the benefit of creditors; if a petition in bankruptcy is filed by Area Developer or such a petition is filed against and not opposed by Area Developer; if Area Developer is adjudicated a bankrupt or insolvent; if a bill in equity or other proceeding for the appointment of a receiver of Area Developer or other custodian for Area Developer's business or assets is filed and consented to by Area Developer; if a receiver or other custodian (permanent or temporary) of Area Developer's assets or property, or any part thereof, is appointed by any court of competent jurisdiction; if proceedings for a composition with creditors under any state or federal law should be instituted by or against Area Developer; if a final judgment remains unsatisfied or of record for thirty (30) days or longer (unless supersedeas bond is filed); if Area Developer is dissolved; if execution is levied against Area Developer's business or property; if suit to foreclose any lien or mortgage against the Premises or equipment is instituted against Area Developer and not dismissed within sixty (60) days; or if any asset of Area Developer's or any Franchised Restaurant of Area Developer 's shall be sold after levy thereupon by any sheriff, marshal, or constable.

2. Section 6.2 is amended as follows:

Area Developer shall be deemed to be in default and Franchisor may, at its option, terminate this Agreement and all rights granted hereunder, or take any of the actions described in Section 6.5 below, without affording Area Developer any opportunity to cure the default, effective immediately upon provision of written notice to Area Developer (in the manner provided under Section 10 hereof), upon the occurrence of any of the following events:

3. Sections 6.2.2 is removed from Section 6.2 wholly and inserted into Section 6.4 as a subsection.

4. Section 6.4 is amended as follows:

Except as otherwise provided in Sections 6.1, 6.2 and 6.3 above, if Area Developer fails to comply with any material term and condition of this Agreement, such action shall constitute a default under this Agreement and, upon occurrence of any such default, Franchisor may terminate this Agreement by giving written notice of termination (in the manner set forth under Section 24 hereof) stating the nature of the default to Area Developer at least sixty (60) days prior to the effective date of termination; provided, however, that Area Developer may avoid termination by curing the default to Franchisor's satisfaction, and by promptly providing proof thereof to Franchisor within the sixty (60) day period. If any such default is not cured within the specified time, or such longer period as applicable law may require, this Agreement and all rights granted hereunder (including but not limited to, the right to develop new Franchised Restaurants) will terminate without further notice to Area Developer, effective immediately upon the expiration of the sixty (60) day period or such longer period as applicable law may require.

5. Section 16.4 is amended to include the following sentence at the end of the section

Any claim arising under or relating to this Agreement in the State of California involving the Franchised Restaurant operating within California, under applicable state law, may be adjudicated within the State of California.

EXHIBIT 5
TABLE OF CONTENTS OF CONFIDENTIAL OPERATING MANUAL

EXHIBIT 6

LIST OF FRANCHISEES AND AREA DEVELOPERS

(As of December 31, 2020)

None.

EXHIBIT 7

LIST OF FRANCHISEES AND AREA DEVELOPERS WHO HAVE LEFT THE SYSTEM

(as of December 31, 2020)

None.

EXHIBIT 8
FINANCIAL STATEMENTS

[see attached]

EXHIBIT 9
FRANCHISEE DISCLOSURE ACKNOWLEDGMENT STATEMENT

As you know, Handam Franchise Group, LLC (the "Franchisor") and you are preparing to enter into a franchise agreement (the "Franchise Agreement") for the establishment and operation of a Handam BBQ Restaurant. The purpose of this Questionnaire is to determine whether any statements or promises were made to you by employees or authorized representatives of the Franchisor, or by employees or authorized representatives of a broker acting on behalf of the Franchisor ("Broker") that have not been authorized, or that were not disclosed in the Franchise Disclosure Document or that may be untrue, inaccurate or misleading. The Franchisor, through the use of this document, desires to ascertain (a) that the undersigned, individually and as a representative of any legal entity established to acquire the franchise rights, fully understands and comprehends that the purchase of a franchise is a business decision, complete with its associated risks, and (b) that you are not relying upon any oral statement, representations, promises or assurances during the negotiations for the purchase of the franchise which have not been authorized by Franchisor.

In the event that you are intending to purchase an existing Handam BBQ Restaurant from an existing Franchisee, you may have received information from the transferring Franchisee, who is not an employee or representative of the Franchisor. The questions below do not apply to any communications that you had with the transferring Franchisee. Please review each of the following questions and statements carefully and provide honest and complete responses to each.

1. Are you seeking to enter into the Franchise Agreement in connection with a purchase or transfer of an existing Handam BBQ Restaurant from an existing Franchisee?

Yes _____ No _____

2. I had my first face-to-face meeting with a Franchisor representative on _______________, 20___.

3. Have you received and personally reviewed the Franchise Agreement, each addendum, and/or related agreement provided to you?

Yes _____ No _____

4. Do you understand all of the information contained in the Franchise Agreement, each addendum, and/or related agreement provided to you?

Yes _____ No _____

If no, what parts of the Franchise Agreement, any Addendum, and/or related agreement do you not understand? (Attach additional pages, if necessary.)

5. Have you received and personally reviewed the Franchisor's Franchise Disclosure Document ("Disclosure Document") that was provided to you?

Yes _____ No _____

6. Did you sign a receipt for the Disclosure Document indicating the date you received it?

Yes _____ No _____

7. Do you understand all of the information contained in the Disclosure Document and any state-specific Addendum to the Disclosure Document?

Yes _____ No _____

If No, what parts of the Disclosure Document and/or Addendum do you not understand? (Attach additional pages, if necessary.)

8. Have you discussed the benefits and risks of establishing and operating a Handam BBQ Restaurant with an attorney, accountant, or other professional advisor?

Yes _____ No _____

If No, do you wish to have more time to do so?

Yes _____ No _____

9. Do you understand that the success or failure of your Handam BBQ Restaurant will depend in large part upon your skills and abilities, competition from other businesses, interest rates, inflation, labor and supply costs, location, lease terms, your management capabilities and other economic, and business factors?

Yes _____ No _____

10. Has any employee of a Broker or other person speaking on behalf of the Franchisor made any statement or promise concerning the actual or potential revenues, profits or operating costs of any particular Handam BBQ Restaurant operated by the Franchisor or its franchisees (or of any group of such businesses), that is contrary to or different from the information contained in the Disclosure Document?

Yes _____ No _____

11. Has any employee of a Broker or other person speaking on behalf of the Franchisor made any statement or promise regarding the amount of money you may earn in operating the Franchised Restaurant that is contrary to or different from the information contained in the Disclosure Document?

Yes _____ No _____

12. Has any employee of a Broker or other person speaking on behalf of the Franchisor made any statement or promise concerning the total amount of revenue the Handam BBQ Restaurant will generate, that is contrary to or different from the information contained in the Disclosure Document?

Yes _____ No _____

13. Has any employee of a Broker or other person speaking on behalf of the Franchisor made any statement or promise regarding the costs you may incur in operating the Handam BBQ Restaurant that is contrary to or different from the information contained in the Disclosure Document?

Yes _____ No _____

14. Has any employee of a Broker or other person speaking on behalf of the Franchisor made any statement or promise concerning the likelihood of success that you should or might expect to achieve from operating a _____ Restaurant?

Yes _____ No _____

15. Has any employee of a Broker or other person speaking on behalf of the Franchisor made any statement, promise or agreement concerning the advertising, marketing, training, support service or assistance that the Franchisor will furnish to you that is contrary to, or different from, the information contained in the Disclosure Document or franchise agreement?

Yes _____ No _____

16. Have you entered into any binding agreement with the Franchisor concerning the purchase of this franchise prior to today?

Yes _____ No _____

17. Have you paid any money to the Franchisor concerning the purchase of this franchise prior to today?

Yes _____ No _____

18. Have you spoken to any other franchisee(s) of this system before deciding to purchase this franchise? If so, who? ____
____
____

If you have answered No to question 9, or Yes to any one of questions 10-17, please provide a full explanation of each answer in the following blank lines. (Attach additional pages, if necessary, and refer to them below.) If you have answered Yes to question 9, and No to each of questions 10-17, please leave the following lines blank.

I signed the Franchise Agreement and Addendum (if any) on ______________, 20___, and acknowledge that no Agreement or Addendum is effective until signed and dated by the Franchisor.

Please understand that your responses to these questions are important to us and that we will rely on them. By signing this Questionnaire, you are representing that you have responded truthfully to the above questions. In addition, by signing this Questionnaire, you also acknowledge that:

A. You recognize and understand that business risks, which exist in connection with the purchase of any business, make the success or failure of the franchise subject to many variables, including among other things, your skills and abilities, the hours worked by you, competition, interest rates, the economy, inflation, franchise location, operation costs, lease terms and costs and the marketplace. You hereby acknowledge your awareness of and willingness to undertake these business risks.

B. You agree and state that the decision to enter into this business risk is in no manner predicated upon any oral representation, assurances, warranties, guarantees or promises made by Franchisor or any of its officers, employees or agents (including the Broker or any other broker) as to the likelihood of success of the franchise. Except as contained in the Disclosure Document, you acknowledge that you have not received any information from the Franchisor or any of its officers, employees or agents

(including the Broker or any other broker) concerning actual, projected or forecasted franchise sales, profits or earnings. If you believe that you have received any information concerning actual, average, projected or forecasted franchise sales, profits or earnings other than those contained in the Disclosure Document, please describe those in the space provided below or write "None".

C. You further acknowledge that the President of the United States of America has issued Executive Order 13224 (the "Executive Order") prohibiting transactions with terrorists and terrorist organizations and that the United States government has adopted, and in the future may adopt, other anti-terrorism measures (the "Anti-Terrorism Measures"). The Franchisor therefore requires certain certifications that the parties with whom it deals are not directly involved in terrorism. For that reason, you hereby certify that neither you nor any of your employees, agents or representatives, nor any other person or entity associated with you, is:

(i) a person or entity listed in the Annex to the Executive Order;

(ii) a person or entity otherwise determined by the Executive Order to have committed acts of terrorism or to pose a significant risk of committing acts of terrorism;

(iii) a person or entity who assists, sponsors, or supports terrorists or acts of terrorism; or

(iv) owned or controlled by terrorists or sponsors of terrorism.

You further covenant that neither you nor any of your employees, agents or representatives, nor any other person or entity associated with you, will during the term of the Franchise Agreement become a person or entity described above or otherwise become a target of any Anti-Terrorism Measure.

Acknowledged this _____ day of ________________, 20____.

Sign here if you are taking the franchise as an

INDIVIDUAL

____
Signature

Print Name________________________________

____
Signature

Print Name________________________________

____
Signature

Print Name________________________________

____

Sign here if you are taking the franchise as a CORPORATION, LIMITED LIABILITY COMPANY OR PARTNERSHIP

____
Print Name of Legal Entity

By:______________________________________
Signature

Print Name________________________________

Title_____________________________________

Signature

Print Name______________________________

THE FRANCHISOR REPRESENTS THAT THIS PROSPECTUS DOES NOT KNOWINGLY OMIT ANY MATERIAL FACT, OR CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT.

STATE EFFECTIVE DATES

The following states have franchise laws that require that the Franchise Disclosure Document be registered or filed with the state to be exempt from registration: California, Hawaii, Illinois, Indiana, Maryland, Michigan, Minnesota, New York, North Dakota, Rhode Island, South Dakota, Virginia, Washington, and Wisconsin.

This document is effect and may be used in the following states, where the document is filed, registered, or exempt from registration, as of the Effective Date stated below:

State	**Effective Date**
California	
Hawaii	
Illinois	
Indiana	
Maryland	
Michigan	
Minnesota	
New York	
North Dakota	
Rhode Island	
South Dakota	
Virginia	
Washington	
Wisconsin	

Other states may require registration, filing, or exemption of a franchise under other laws, such as those that regulate the offer and sale of business opportunities or seller-assisted marketing plans.

RECEIPT

(YOUR COPY)

This Disclosure Document summarizes certain provisions of the franchise agreement and area development agreement and other information in plain language. Read this Disclosure Document and all agreements carefully.

New York law requires franchisors to provide the franchise disclosure document at the earlier of the first personal meeting or 10 business days before the execution of the franchise agreement or other agreement or the payment of any consideration that relates to the franchise relationship.

If we offer you a franchise, we must provide this Disclosure Document to you 14 calendar days before you sign a binding agreement with, or make a payment to, the franchisor or an affiliate in connection with the proposed franchise sale.

If we do not deliver this Disclosure Document on time or if it contains a false or misleading statement, or a material omission, a violation of federal law and state law may have occurred and should be reported to the Federal Trade Commission, Washington, DC 20580 and the appropriate state agency listed on Exhibit 1.

The name, principal business address and telephone number of each franchise seller offering the franchise is as follows: David Lee at (281)968-8850 Dlee@AllStarFranchise.com; and _________
____
____.

The issuance date of this Disclosure Document is: October 1, 2021

See Exhibit 1 for our registered agents authorized to receive service of process.

I have received a Disclosure Document dated _________________, 20___ that included the following Exhibits:

Exhibit 1 – State Administrators/Agents for Service of Process
Exhibit 2 – State Specific Addendum
Exhibit 3 – Franchise Agreement
Exhibit 4 – Area Development Agreement
Exhibit 5 – Table of Contents of Confidential Operating Manual
Exhibit 6 – List of Franchisees and Area Developers
Exhibit 7 – List of Franchisees and Area Developers Who Have Left the System
Exhibit 8 – Financial Statements
Exhibit 9 – Franchisee Disclosure Acknowledgment Statement

___________________________	__________________________________
Date	Prospective Franchisee
	__________________________________
	Printed Name

PLEASE KEEP THIS COPY FOR YOUR RECORDS.

RECEIPT

(OUR COPY)

This Disclosure Document summarizes certain provisions of the franchise agreement and area development agreement and other information in plain language. Read this Disclosure Document and all agreements carefully.

If we offer you a franchise, we must provide this Disclosure Document to you 14 calendar days before you sign a binding agreement with, or make a payment to, the franchisor or an affiliate in connection with the proposed franchise sale.

If we do not deliver this Disclosure Document on time or if it contains a false or misleading statement, or a material omission, a violation of federal law and state law may have occurred and should be reported to the Federal Trade Commission, Washington, DC 20580 and the appropriate state agency listed on Exhibit 1.

The name, principal business address and telephone number of each franchise seller offering the franchise is as follows: David Lee at (281)968-8850 Dlee@AllStarFranchise.com and _________ ____ ____.

The issuance date of this Disclosure Document is: October 1, 2021.

See Exhibit 1 for our registered agents authorized to receive service of process.

I have received a Disclosure Document dated ________________, 20___ that included the following Exhibits:

Exhibit 1 – State Administrators/Agents for Service of Process
Exhibit 2 – State Specific Addendum
Exhibit 3 – Franchise Agreement
Exhibit 4 – Area Development Agreement
Exhibit 5 – Table of Contents of Confidential Operating Manual
Exhibit 6 – List of Franchisees and Area Developers
Exhibit 7 – List of Franchisees and Area Developers Who Have Left the System
Exhibit 8 – Financial Statements
Exhibit 9 – Franchisee Disclosure Acknowledgment Statement

__________________________	_________________________________
Date	Prospective Franchisee
	_________________________________
	Printed Name

PLEASE SIGN THIS COPY OF THE RECEIPT, DATE YOUR SIGNATURE, AND RETURN IT TO DAVID LEE, HANDAM FRANCHISE GROUP, LLC, 3200 WILCREST, SUITE 275, HOUSTON, TEXAS 77042.